

1445 South Spectrum Blvd, Suite 102
Chandler, Arizona 85286

(408) 404-3600

Fiscal Year 2024 ("FY24") Virtual Annual Meeting of Stockholders and Proxy Statement

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, WE ENCOURAGE YOU TO READ THIS PROXY STATEMENT AND SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE.

PLEASE REFER TO (I) THE INSTRUCTIONS OF THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS YOU RECEIVED IN THE MAIL, (II) THE SECTION ENTITLED GENERAL INFORMATION ABOUT THE ANNUAL MEETING BEGINNING ON PAGE 90 OF THIS PROXY STATEMENT, OR (III) IF YOU REQUESTED TO RECEIVE PRINTED PROXY MATERIALS, YOUR ENCLOSED PROXY CARD.

IMPORTANT NOTICE REGARDING THE PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON NOVEMBER 6, 2024: The Notice of Annual Meeting, Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended June 29, 2024, are available free of charge at the following website: *www.edocumentview.com/VIAV*

GO GREEN!

REGISTER ELECTRONICALLY
FOR STOCKHOLDER MATERIALS

Viavi Solutions Inc. is pleased to take advantage of the Securities and Exchange Commission (the "SEC") rules allowing companies to furnish this Proxy Statement and Annual Report over the internet to holders of our common stock. We believe that this e-proxy process, also known as "Notice and Access" will expedite the receipt of proxy materials by our stockholders, reduce our printing and mailing expenses and reduce the environmental impact of producing the materials required for our annual meeting of stockholders.

You should refer to the "General Information About the Annual Meeting" portion of the following Proxy Statement or contact our Investor Relations hotline at 408-404-6305 for assistance regarding instructions on how to register for and access our Proxy Statement and Annual Report online.



Dear Stockholders:

The independent directors of Viavi Solutions Inc. ("VIAVI") and I are inviting you to attend VIAVI's 2024 Annual Meeting of Stockholders, which will be held virtually on November 6, 2024, at 10:00 a.m. Mountain Time. As we approach the 2024 Annual Meeting, I would like to share with you some of our business and financial results from fiscal year 2024 ("FY24") as well as some of our recent stockholder outreach efforts and environmental, social and governance ("ESG") initiatives.

Business and Financial Results

During FY24, the business environment for VIAVI continued to be challenging, particularly in the North American service provider and enterprise customer markets. Field Instruments demand remained largely at the "maintenance" level due to the absence of major network build-outs and upgrades by Tier 1 service providers, particularly in North America. NE product demand continued to be impacted by sharply reduced research and development (R&D) and production capital expenditure spend by major wireless network equipment manufacturers (NEMs), who have reduced investment in response to significant cutbacks in 5G deployment by wireless operators.

We announced a restructuring plan in the fourth quarter of FY24 to better align our business with the current environment. We also further improved our balance sheet by retiring the 2024 senior convertible Notes upon maturity and repurchasing 2.3 million shares of our common stock for $20.0 million.

In FY25, we expect the conservative spend environment to persist for the remainder of calendar 2024 and a gradual demand recovery in the first half of calendar 2025. Our long-term focus remains on executing against our strategic priorities to drive revenue and earnings growth, capture market share and continue to optimize our capital structure. We remain positive on our long-term growth drivers and will continue to focus on executing our strategic priorities over the long-term.

Response to Investor Feedback

We recognize the importance of regular and transparent communication with our stockholders, and we aim to engage with our stockholders on a regular basis. In FY24, we reached out to stockholders representing approximately 40% of shares outstanding to see if they had any additional feedback. We will continue to seek out and consider stockholder feedback in the future as necessary.

Environmental, Social, and Governance Matters

In light of the challenging macroeconomic environment over the past year, we continued to focus on ensuring ongoing alignment of our ESG practices with our business strategy. The ESG Executive Steering Committee exercised oversight with respect to our ESG programs, investments and goals and worked to balance the near-term needs of the business and our ESG priorities. Our ESG Program Groups – Environmental, Social, Governance and Cybersecurity – continued to advance our ESG program by focusing on topics that are relevant to the business.

FY24 Virtual Annual Meeting

We have designed the virtual 2024 Annual Meeting to provide for the same rights and opportunities to participate as stockholders would have at an in-person meeting. Details regarding how to access the virtual meeting via the internet and the business to be conducted at the meeting are more fully described in the accompanying Notice of 2024 Annual Meeting of Stockholders and Proxy Statement. Whether or not you plan to attend the meeting, please vote as your vote is important.

Tor Braham, who has served on VIAVI's Board since 2015, has expressed a desire not to be renominated, and was not renominated as a result. The Board is grateful to Mr. Braham for his dedication, many years of service, and contributions as a director of our Company.

On behalf of the Board of Directors, we would like to express our appreciation for your continued support of VIAVI.

Sincerely,

Oleg Khaykin
President and Chief Executive Officer
September 27, 2024

Richard E. Belluzzo
Chair of the Board
September 27, 2024



Table of Contents



NOTICE OF 2024 VIRTUAL ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 6, 2024

Virtual Meeting Logistics

Date	Time	Live Webcast
		
Wednesday, November 6, 2024	10:00 a.m., Mountain Time	https://meetnow.global/MQ4CXF5 Access begins at 9:30 a.m., Mountain Time

Items of Business

Stockholders will be asked to vote on the following matters at the 2024 Virtual Annual Meeting of Stockholders (the "2024 Annual Meeting") of VIAVI (also referred to as the "Company," "we," "our," and "us"):

PROPOSAL		BOARD VOTING RECOMMENDATION	PAGE REFERENCE (FOR MORE DETAIL)
Management Proposals			
Proposal 1. Election of Directors The Board of Directors (the "Board," and each member a "Director") believes that each of the Director nominees has the knowledge, experience, skills and background necessary to contribute to an effective and well-functioning Board.	✓	Vote **FOR** each Director nominee	29
Proposal 2. Ratification of the Appointment of PricewaterhouseCoopers LLP as VIAVI's independent registered public accounting firm for fiscal year 2025 The Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers LLP to serve as VIAVI's independent auditors is in the best interests of VIAVI and its stockholders.	✓	Vote **FOR**	40
Proposal 3. Approval, in a Non-Binding Advisory Vote, of the Compensation for Named Executive Officers The Board believes that the compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement for FY24 is well aligned with VIAVI's performance and the interests of our stockholders.	✓	Vote **FOR**	44

Stockholders will also consider any other business properly brought before the meeting or any adjournment or postponement thereof.



This summary provides an overview of selected information in this year's Proxy Statement. We encourage you to read the entire Proxy Statement before voting.

Important Meeting Information

Record Date

Stockholders of record as of September 18, 2024 will be able to vote and participate in the 2024 Annual Meeting of Stockholders using the control number included on their Notice of Internet Availability of Proxy Materials, proxy card or on the instructions that accompanied their proxy materials. Each share of common stock of the Company is entitled to one vote for each Director nominee and one vote for each of the other proposals.

Proxy Materials

Please note that we are providing proxy materials and access to our Proxy Statement to our stockholders via our website instead of mailing printed copies to each of our stockholders. By doing so, we save costs and reduce our impact on the environment.

Beginning on or about September 27, 2024, we will mail or otherwise make available to each of our stockholders a Notice of Internet Availability of Proxy Materials, which contains instructions on how to access our proxy materials and vote by telephone or through the internet and includes instructions on how to receive a paper copy of the proxy materials by mail. If you attend the 2024 Annual Meeting virtually, you may withdraw your proxy and vote online during the 2024 Annual Meeting if you so choose.

Technical Issues

Contact 1-888-724-2416 (toll-free) or +1 781-575-2748 (international) or review the instructions on the virtual meeting website if you experience any technical difficulties or have trouble accessing the virtual meeting.

Asking Questions

During the meeting, questions can only be submitted in the question box provided at: https://meetnow.global/MQ4CXF5

Your Vote is Important

Whether or not you plan to attend the meeting, we encourage you to read this Proxy Statement and submit your proxy or voting instructions as soon as possible. please refer to (i) the instructions of the Notice of Internet Availability of Proxy Materials you received in the mail, (ii) the section entitled General Information About the Annual Meeting beginning on page 90. of this Proxy Statement, or (iii) if you requested to receive printed proxy materials, your enclosed proxy card.

By Order of the Board of Directors,

O. Khaykin

Oleg Khaykin
President and Chief Executive Officer
Chandler, Arizona
September 27, 2024

IMPORTANT NOTICE REGARDING THE PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON NOVEMBER 6, 2024: The Notice of Annual Meeting, Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended June 29, 2024, are available free of charge at the following website: *www.edocumentview.com/VIAV*

VIAVI at a Glance



$1B
ANNUAL REVENUE FY24
3,600+
EMPLOYEES
3B+
3D FILTERS SHIPPED
527K SQ. FT.
U. S. MANUFACTURING CAPACITY
2900+
PATENTS ISSUED
30
COUNTRIES WITH VIAVI EMPLOYEES
1.8M+
INSTRUMENTS IN USE
200
CHANNEL PARTNERS

Our Values

The following six VIAVI business values articulate the cultural identity for VIAVI and provide shared understanding of expectations across the Company.













Exhibit Business Acumen	**Manage Complexity & Ambiguity**	**Take Informed Risks**	**Cultivate Innovation**	**Foster a Winning Culture**	**Drive Vision & Purpose**

Fiscal Year 2024 Financial Performance

Net Revenues down 9.6% year-over-year	**GAAP Operating Margin down 530 basis points year-over-year to**	**Total Consolidated GAAP EPS decreased 209.1% year-over-year to**
$1.0 Billion	**2.1%**	**$(0.12)**[1][2]
Capital Returned to Stockholders in FY24	**Non-GAAP Operating Margin down 410 basis points year-over-year to**	**Total Consolidated non-GAAP EPS down 40.0% year-over-year to**
$20.0 Million	**11.5%**[2]	**$0.33**[2]

(1) Generally accepted accounting principals ("GAAP") earnings per share ("EPS") decreased in fiscal 2024 primarily due to the decrease in revenue and higher acquisition related charges.

(2) Appendix A includes a reconciliation of these non-generally accepted accounting practices ("non-GAAP") financial measures to the most directly comparable GAAP financial measures.

Compensation Discussion and Analysis Highlights

Compensation Policies and Practices

Our commitment to designing an executive compensation program that is consistent with responsible financial and risk management is reflected in the following policies and practices:

	What We Do		What We Don’t Do
O	Compensation Committee is comprised 100% of independent Directors	X	No employment agreements that provide for multi-year guarantees of salary increases, bonuses, or equity compensation without further Board or Compensation Committee approval.
O	Independent compensation consultant retained by the Compensation Committee	X	No repricing or repurchasing of underwater stock options without stockholder approval
O	Balance short- and long-term incentives, cash and equity and fixed and variable pay elements	X	No dividends or dividend equivalents on unearned awards
O	Performance-based awards comprising approximately 50% of the overall equity allocation to executive officers	X	No pledging or hedging of VIAVI securities
O	Require one-year minimum vesting for awards granted under the Amended and Restated 2003 Equity Incentive Plan, subject to certain exceptions	X	No “single trigger” change in control acceleration of vesting for equity awards
O	Maintain a clawback policy that applies to both cash incentives and equity awards	X	No excessive perquisites
O	Assess and mitigate compensation risk	X	No excessive cash severance payments or benefits
O	Solicit an annual advisory vote on executive compensation	X	No executive pension plans
O	Maintain stock ownership guidelines	X	No supplemental executive retirement plans
		X	No "golden parachute" tax gross-ups

Incentive Program – Pay-for-Performance Highlights

As described more fully in the Compensation Discussion and Analysis (CD&A) section of this Proxy Statement, our NEOs are compensated in a manner consistent with our performance-based pay philosophy and corporate governance best practices:

- **Pay for Performance:** Align executive compensation to the success of our business objectives and the VIAVI growth strategy.

- **Competitiveness:** Provide competitive compensation that attracts and retains top-performing executive officers.

- **Outperformance:** Motivate executive officers to achieve results that exceed our strategic plan targets.

- **Stockholder Alignment:** Align the interests of executive officers and stockholders through the managed use of long-term incentives.

- **Balance:** Set performance goals that reward an appropriate balance of short - and long-term results.

- **Internal Pay Equity:** Review of internal pay equity amongst executive officers.

2023 Say-On-Pay Vote Results (percentage for, based on votes cast)



96.8% of votes cast (for or against) were voted in favor of our executive compensation program at the Company's annual meeting in 2023. Following the favorable say-on-pay vote outcome, we continued to follow through with the commitments that we made to our stockholders to align our compensation with best practices, which included adding a negative ESG modifier to the FY24 Executive Staff Variable Pay Plan for the CEO.

FY24 CEO Target Total Direct Compensation

55% performance-based and 91% at risk



		Salary
		Annual Incentive Bonus
		MSUs (based on TSR with three overlapping performance periods of one, two, and three years)
		RSUs (vest annually over 3 years, with 1/3 vesting on each anniversary of the date of grant)

FY24 Incentive Plan Results (CEO)

FY24 VPP Payout	MSUs Earned in FY24	FY24 Performance
$0 for H1 of FY24	FY2021 MSUs: **130.25%** of 3rd tranche earned	**67.1** percentile TSR ranking
	FY2022 MSUs: **119.50%** of 2nd tranche earned	**62.8** percentile TSR ranking
$0 for H2 of FY24	FY2023 MSUs: **57.33%** of 1st tranche earned	**42.2** percentile TSR ranking

CEO Compensation and Performance Alignment



See page 50 of the CD&A for more information.

Corporate Governance

VIAVI believes that good corporate governance is an important component in enhancing investor confidence in the Company and increasing stockholder value. Continuing to develop and implement best practices throughout our corporate governance structure is a fundamental part of our strategy to enhance performance by creating an environment that increases operational efficiency and ensures long-term productivity growth. We believe good corporate governance practices also ensure alignment with stockholder interests by promoting fairness, transparency, and accountability in our business activities.

Corporate Governance Highlights

We are vocal advocates for the adoption of sound corporate governance policies that include strong Board leadership and strategic deliberation, prudent management practices and transparency.

Highlights of our governance practices, among others, include:

Sound Governance Practices

- Annual Election of Directors

- Majority voting for Directors in uncontested elections

- Executive sessions of independent Directors

- Procedures for stockholders to communicate directly with the Board

- Stock ownership requirements for Directors and executives

- Annual advisory vote on executive compensation

- No pledging or hedging of VIAVI securities

- No multi-voting or non-voting stock

- Robust training and compliance programs, with 100% employee participation in our Code of Business Conduct Training

Independence and Board Composition

- Non-executive, independent Board Chair

- All committees are comprised of independent Directors.

- All members of the Audit Committee are Audit Committee Financial Experts.

- 38% of the Board nominees are diverse individuals or women, with women serving key leadership positions on the Board.

Review and Oversight

- Annual Board, individual Director and Committee evaluations

- Risk oversight by Board and Committees, including with respect to cybersecurity

- Annual review of Committee charters and Corporate Governance Guidelines

- Audit Committee review of climate-related disclosures in statutory and regulatory filings.

- Compensation Committee oversight of human capital management

- Governance Committee oversight of the Company's ESG matters

- ESG Executive Steering Committee responsible for oversight of the Company's ESG program, policies, strategies, goals and initiatives

Board Leadership

The Board has determined that it is in the best interest of the Company to maintain separate Board Chair and Chief Executive Officer positions. The Board believes that having an independent Director serve as Chair is the most appropriate leadership structure, as this enhances its independent oversight of management, reinforces the Board's ability to exercise its independent judgment to represent stockholder

interests, and strengthens the objectivity and integrity of the Board. Moreover, we believe an independent Chair can more effectively lead the Board in objectively evaluating the performance of management, including the Chief Executive Officer, and guide it through appropriate Board governance processes. Richard Belluzzo serves as our independent Chair of the Board.

The duties of the Chair of the Board and Chief Executive Officer are set forth in the table below:

Chair of the Board	Chief Executive Officer
- Sets the agenda of and presides over Board meetings - Contributes to Board governance and Board processes - Communicates with all Directors on key issues and concerns outside of Board meetings - Acts as the principal point of contact between management and the Board - Presides over meetings of stockholders	- Sets strategic direction for the Company - Creates and implements the Company's vision and mission - Leads the affairs of the Company, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board and its committees

Director Independence

In accordance with applicable Nasdaq listing standards, the Board, on an annual basis, affirmatively determines the independence of each Director and nominee for election as a Director. The Board has determined that each of its non-employee Directors is an "independent director" as that term is defined by the applicable Nasdaq listing standards. The Board has also determined that each member of the Board's standing committees is independent in accordance with applicable Nasdaq listing standards and SEC rules for the applicable committee.

In making the determination of the independence of our Directors, the Board considered whether there were any transactions between VIAVI and entities associated with our Directors or members of their immediate families, including transactions involving VIAVI and investments in companies in which our Directors or their affiliated, and determined there were none. Additionally, there are no family relationships among any of our executive officers and Directors.

8 of 9 Directors are Independent



Audit Committee	**Independent**	✓
Compensation Committee	**Independent**	✓
Corporate Development Committee	**Independent**	✓
Governance Committee	**Independent**	✓

Board Composition, Experience and Diversity

The Governance Committee regularly reviews the overall composition of the Board and its committees to assess whether it reflects the appropriate mix of skills, experience, backgrounds and qualifications that are relevant to VIAVI's current and future global business and strategy.[1]

Composition of Director Nominees Reflects Alignment with Long-Term Strategy
Key Board Statistics:



7 out of 8 of our Director nominees are independent (88%).

38% **Demonstrated commitment to diversity:** 3 of our 8 director nominees (38%) are diverse individuals or women. Additionally, 3 out of the 4 last Director nominees to the Board have been women.

 VIAVI regularly reviews board committee leadership, succession, and diversity.

 Ongoing board refreshment:2 members of our current board were appointed in the past 3 years.

The Board considers length of tenure when reviewing nominees in order to maintain overall balance of experience, continuity, and fresh perspective.

25%	37.5%	37.5%
0 – 5 YEARS	**6 – 10 YEARS**	**10+ YEARS**

66
(Average Age)

Our Director nominees also bring a diversity of age and experience. The average age of our Director nominees is 66. Additionally, as part of our approach to board refreshment we maintain a mandatory retirement age in our Corporate Governance Guidelines. Under our current guidelines, Directors who reach the age of 76 are required to retire at the next annual meeting of the Company's stockholders.

(1) For the purpose of the above figures, this information relates to our Director nominees for the 2024 Annual Meeting and covers the 12-month period ending on September 27, 2024.

Board Diversity Matrix

The table below summarizes certain self-identified demographic attributes of our current Directors, to the extent disclosed to us by such Directors, as of the date of this Proxy Statement.

Board Size:		
Total Number of Directors	9	

Gender:	Male	Female
Number of Directors based on gender identity	7	2

Number of Directors who identify in any of the categories below:		
Asian	1	
White	6	2

Risk Oversight

We take a comprehensive approach to risk management as we believe risk can arise in every decision and action taken by the Company, whether strategic or operational. Our comprehensive approach is reflected in the reporting processes by which our management provides timely and comprehensive information to the Board to support the Board's role in oversight, approval and decision-making. Our Board committees assist the Board in fulfilling its risk oversight responsibilities. Generally, the committee with subject matter expertise in a particular area is responsible for overseeing the management of risk in that area.

THE BOARD

The Board, as a whole and through its committees, has the ultimate responsibility for the oversight of risk management. Our Board regularly receives updates from management and outside advisors regarding material risks the Company faces, including operational, economic, financial, legal, regulatory, cybersecurity and information technology and ESG risks. The full Board (or the appropriate committee in the case of risks that are reviewed by a particular committee) receives these reports from those responsible for the relevant risk to better understand our risk exposures and the steps that management may take to monitor and control these exposures. When any of the committees receives a report related to material risk oversight, the chair of the relevant committee reports on the discussion to the full Board.

AUDIT COMMITTEE

The Audit Committee oversees significant risks and exposures, assesses the steps management has taken to minimize such risks to the Company and discusses policies with respect to risk assessment and risk management, and coordinates the Board's oversight of the Company's internal controls over financial reporting and disclosure controls and procedures, as well as the Company's cybersecurity and information technology risks, controls and procedures.

COMPENSATION COMMITTEE

The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning for senior executives and human capital management.

GOVERNANCE COMMITTEE

The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, corporate governance and ESG topics.

MANAGEMENT

Management is responsible for the day-to-day supervision of risk. The Company periodically conducts comprehensive enterprise risk assessment surveys covering key functional areas and business units. The results are reviewed and discussed by senior management and presented to the full Board. Senior management attends Board meetings, provides presentations on operations including significant risks, and is available to address any questions or concerns raised by the Board.

Information Security Oversight

Our Board considers risks from cybersecurity threats as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. As set forth in its charter, our Audit Committee, comprised fully of independent directors, is responsible for oversight of risk, including cybersecurity and information security risk. Our Audit Committee has established a Cybersecurity Steering Committee consisting of three independent directors, Laura Black (who serves as Chair of the Cybersecurity Steering Committee), Douglas Gilstrap and Joanne Solomon, as well as our Chief Information Officer (CIO), our Chief Information Security Officer (CISO) and other members of our management representing a variety of teams and functions including legal, finance, and internal audit. Members of our Cybersecurity Steering Committee have work experience managing cybersecurity and information security risks, an understanding of the cybersecurity threat landscape and/or knowledge of emerging privacy risks.

The purpose of the Cybersecurity Steering Committee is to oversee our compliance with reasonable and appropriate organizational, physical, administrative and technical measures designed to protect the confidentiality, integrity, availability, security and operations of our information technology systems, transactions, and data owned by us, by providing guidance and oversight of our information technology and cybersecurity program.

The Cybersecurity Steering Committee generally meets on a quarterly basis and receives reports from the CISO and CIO of our cybersecurity and information security risk management and strategies, covering topics such as data security posture, results from third-party assessments, progress towards key initiatives, our incident response plan, and cybersecurity threat risks, incidents and developments. The Cybersecurity Steering Committee generally delivers reports and updates to the Audit Committee once a quarter.

The Audit Committee or, at the Audit Committee's instruction, the Cybersecurity Steering Committee regularly briefs the full Board on these matters, and the Board receives regular updates on the status of the information security program, including but not limited to relevant cyber threats, roadmap and key initiative updates, and the identification and management of information security risks. Our full Board reviews cybersecurity related opportunities as they relate to our business strategy, and cybersecurity-related matters are also factored into business continuity planning. We have protocols by which certain cybersecurity incidents are escalated within the Company and, where appropriate, reported to the Audit Committee.

For more information on cybersecurity risk management, strategy and governance, please see Item 1C. Cybersecurity in our Annual Report on Form 10-K for the fiscal year ended June 29, 2024.

Our Information Security Oversight Structure



Human Capital Management Oversight

The VIAVI culture is made up of the diverse contributions of our approximately 3,600 employees worldwide (as of June 29, 2024) representing more than 30 self-identified nationalities working across 30 countries. We seek to empower our employees to learn and develop their skills to accelerate their career and to attract best-in-class talent. The Compensation Committee oversees the development, implementation, and effectiveness of the Company's practices, policies, and strategies relating to human capital management as they relate to the Company's workforce generally, including but not limited to policies and strategies regarding recruiting, selection, career development and progression, healthy and safety and diversity, equity and inclusion ("DEI") practices. The Compensation Committee regularly discusses with and receives updates from management on the development and execution of our People Strategy, led by our CEO and the SVP of Human Resources, with support of the Executive Management Team. The VIAVI People Strategy articulates our talent priorities and provides the road map for the execution of human capital management in support of our business strategy.

The Board and Its Committees

The Board has four standing committees: the Audit Committee, Compensation Committee, Corporate Development Committee, and Governance Committee. Our Audit, Compensation, Corporate Development, and Governance Committees operate pursuant to charters that have been approved by the Board, are reviewed at least annually and are available on our website at investor.viavisolutions.com/governance/committee-charters.

The table below indicates the composition of each of the committees of our Board (as of June 29, 2024):

DIRECTORS	Richard E. Belluzzo	Keith Barnes	Laura Black	Tor Braham	Donald Colvin	Douglas Gilstrap	Masood A. Jabbar	Oleg Khaykin	Joanne Solomon
	★ (Chair of the Board)	Financial Expert			Financial Expert		Financial Expert		Financial Expert
AUDIT COMMITTEE		Committee Member			Committee Chairperson		Committee Member		Committee Member
COMPENSATION COMMITTEE	Committee Member	Committee Chairperson				Committee Member			
CORPORATE DEVELOPMENT COMMITTEE			Committee Chairperson	Committee Member	Committee Member		Committee Member		
GOVERNANCE COMMITTEE	Committee Chairperson	Committee Member	Committee Member						

★ Chair of the Board   👤 Committee Member   💺 Committee Chairperson   🧮 Financial Expert

Board Meetings and Director Attendance

During FY24, the Board held 11 meetings. Each Director attended at least 75% of the aggregate of all meetings of the Board and any committees on which they served during FY24 after becoming a member of the Board or after being appointed to a particular committee.

The Company encourages, but does not require, its Board members to attend the 2024 Annual Meeting. All nine then-current Directors attended the 2023 Annual Meeting.

FY24 Average Board Meeting Attendance

97%

Audit Committee

Responsibilities	Current Members
The primary responsibilities of the Audit Committee are to: ▪ Be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor; ▪ Review and pre-approve all audit services and permissible non-audit services to be performed by the Company's independent auditor; ▪ Review the Company's quarterly and annual financial statements and earnings releases with management and the independent auditor; ▪ Review and oversee the Company's internal audit function; ▪ Discuss with internal audit, the independent auditors and management personnel, the adequacy and effectiveness of the disclosure controls and internal controls of the Company; ▪ Review and discuss reports from the independent auditors or the internal audit function regarding the Company's auditing, accounting and financial reporting processes; ▪ Review related party transactions; ▪ Review and monitor the Company's cybersecurity and other information technology risks, controls and procedures; and ▪ Review climate-related disclosures in statutory and regulatory filings.	Donald Colvin (Chair) Keith Barnes Masood A. Jabbar Joanne Solomon **Meetings:** 8 meetings during FY24. **Attendance:** The average attendance of the Directors at Audit Committee meetings in FY24 was approximately 94%. **Independence:** The Board has determined that all members of the Audit Committee are "independent directors" as defined in the applicable Nasdaq listing standards and meet the heightened independence standards for audit committee members under SEC rules. **Financial Experts:** The Board has determined that Keith Barnes, Donald Colvin, Masood A. Jabbar and Joanne Solomon are "audit committee financial expert(s)" as defined by Item 407(d) of Regulation S-K of the Exchange Act.

Compensation Committee

Responsibilities

Current Members

The primary responsibilities of the Compensation Committee are to:

- Oversee the Company's overall compensation policies, structure and programs (including with respect to wages, salaries, cash incentives, equity plans, employee benefit plans and other benefits) for its employees and officers;

- Annually review and approve the compensation policies applicable to the Company's executive officers (including the Company's named executive officers), including the relationship of the Company's achievement of its goals and objectives to executive compensation;

- Annually review and recommend to the Board for approval of corporate goals and objectives relevant to the compensation of the CEO, and at least annually evaluate the performance of the CEO in light of these goals and objectives;

- Review matters related to succession planning and executive development for executive officers;

- Oversee the implementation and administration of the Company's equity incentive, stock option and stock purchase plans;

- Review the results of the stockholder advisory vote regarding the Company's executive compensation (the "Say on Pay Vote") and make appropriate recommendations to the Board; and

- Oversee the development, implementation and effectiveness of the Company's practices, policies and strategies relating to human capital management as they relate to the Company's workforce generally, including but not limited to policies and strategies regarding recruiting, selection, career development and progression, and diversity, equity and inclusion practices.

Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the CD&A section below.

Keith Barnes (Chair)

Richard E. Belluzzo

Douglas Gilstrap

Meetings:

5 meetings during FY24.

Attendance:

The average attendance of the Directors at Compensation Committee meetings in FY24 was 100%.

Independence:

The Board has determined that all members of the Compensation Committee are "independent directors" as defined in the applicable Nasdaq listing standards, including the heightened independence standards applicable to compensation committee members.

Corporate Development Committee

Responsibilities	Current Members
The primary responsibilities of the Corporate Development Committee are to: ▪ Review all strategic transactions for which Board or Corporate Development Committee approval is required and make appropriate recommendations to the Board with respect to any strategic transaction for which Board approval is required; ▪ Approve any strategic transaction for which approval of the Corporate Development Committee is required and report such approval to the Board; and ▪ Assist management in developing effective and complete disclosures to the Board and the Corporate Development Committee of appropriate business, financial, technical and other information sufficient to enable a fully informed review and evaluation of proposed strategic transactions.	Laura Black (Chair) Masood A. Jabbar Tor Braham Donald Colvin **Meetings:** 4 meetings during FY24. **Attendance:** The average attendance of the Directors at Corporate Development Committee meetings in FY24 was 100%. **Independence:** The Board has determined that all members of the Corporate Development Committee are "independent directors" as defined in the applicable Nasdaq listing standards.

Governance Committee

Responsibilities	Current Members
The primary responsibilities of the Governance Committee are to: - Develop, and annually update, a long-term plan for Board composition that takes into consideration the current strengths, weaknesses, skills and experience on the Board, anticipated retirement dates and the strategic direction of the Company; - Develop recommendations regarding the essential and desired skills and experience for potential Directors, taking into consideration the Board's short and long-term needs; - Recommend to the Board nominees for election as members of the Board (in performing this function, the Board has authorized and appointed the Governance Committee to serve as the Company's Nominating Committee); - Review, monitor and make recommendations regarding the orientation and ongoing performance and development of Directors, and develop, recommend and oversee continuing education programs for Directors as and when deemed appropriate; - Recommend appropriate Board, committee and individual Director evaluation programs to the Board and oversee the implementation and administration of such programs once approved by the Board; - Monitor and evaluate professional, employment and other changes affecting Directors to ensure compliance with Board guidelines and the Company's Code of Business Conduct; - Review and evaluate the Company's programs, policies and practices relating to ESG and related disclosures; and - Review and monitor key public policy trends, issues, regulatory matters and other concerns that may affect the Company's business, strategies, operations, performance or reputation.	Richard E. Belluzzo (Chair) Keith Barnes Laura Black **Meetings:** 4 meetings during FY24. **Attendance:** The average attendance of the Directors at Governance Committee meetings in FY24 was 100**%**. **Independence**: The Board has determined that all members of the Governance Committee are "independent directors" as defined in the applicable Nasdaq listing standards.

Director Evaluations

Our Board maintains a regular and robust evaluation process designed to continually assess its effectiveness, and the Board believes that the effectiveness of its Directors and committees is critical to the Company's success and to the protection of long-term stockholder value. Every year, the Board conducts a formal evaluation of each committee, individual Directors, and the Board as a whole. Our process is designed to gauge understandings of and effectiveness in board composition and conduct; meeting structure and materials; committee composition; strategic planning and oversight; succession planning; culture and diversity; and other relevant topics, such as

crisis management and ESG-related perspectives and skills.

The process involves the Governance Committee, working with the Board Chair, designing this year's evaluation process, which includes three components: (1) written questionnaires, (2) individual Board Chair interviews with certain Directors, and (3) group discussions. When designing the evaluation process and questions, the Board considers the current dynamics of the boardroom, the Company, and our industries, the format of previous annual evaluations, and issues that are at the forefront of our investors' minds.

| **Questionnaires** | Directors reviewed a custom questionnaire, meant to gauge understandings of and effectiveness in Board and committee composition and conduct, and individual Director performance, and to identify suggested ways to implement best practices in FY25. |



| **Individual Interviews** | Directors participated in individual outside legal counsel and Board Chair interviews, which responded to questions for each of their committee assignments and identified Committee strengths and accomplishments in FY24 together with recommended changes in committee practices for FY25. |



| **Group Discussions** | In addition to reviewing questionnaires and individual Director interviews, the annual Board, committee, and Director evaluation included group discussions among certain Directors regarding the evaluation process. |



| **Review & Report of Results** | The findings of the annual Board, committee and Director evaluation process were managed by outside legal counsel and reviewed by the Corporate Legal Team to protect the anonymity and the integrity of the evaluation process, with the findings presented to the Governance Committee. |



| **Discussion of Results** | The Chair of the Governance Committee presented the results of the annual Board, committee, and Director assessment to the Board, and the Directors discussed the results and identified any appropriate follow-up actions. |

Actions Taken in Response	In FY24, these assessments led to refinements to our Board and Board committee agendas and meeting structure, and the streamlining of materials.

Director Selection and Nomination Process

In reviewing potential candidates for the Board, the Governance Committee considers the individual's experience in the Company's industry, the general business or other experience of the candidate, the needs of the Company for an additional or replacement Director, the personality of the candidate, the candidate's interest in the business of the Company, as well as numerous other subjective criteria. Of greatest importance is the individual's integrity, willingness to be involved and ability to bring to the Company experience and knowledge in areas that are most beneficial to the Company. Directors should be highly accomplished in their respective field, with superior credentials and recognition. In selecting Director nominees, the Committee generally seeks active and former leaders of major complex organizations, including scientific, government, educational and other non-profit institutions.

The Governance Committee intends to continue to evaluate candidates for election to the Board on the basis of the foregoing criteria.

It is also the Governance Committee's goal to nominate candidates with diverse backgrounds and capabilities, to reflect the diverse nature of the Company's stakeholders (security holders, employees, customers and suppliers), while emphasizing core excellence in areas relevant to the Company's long-term business and strategic objectives.

A detailed description of the criteria used by the Governance Committee in evaluating potential candidates may be found in the charter of the Governance Committee.

The Governance Committee regularly evaluated the needs of the Board in terms of areas relevant to the Company's long-term business and strategic objectives as well as considerations regarding diversity, individual and director qualifications, attributes, skills and experience.



Director nominees are identified with input from directors, search firms, stockholders, and/or members of management.



The Governance Committee evaluates Director nominee qualifications, reviews for potential conflicts, instances of over boarding and independence, and interviews candidates and recommend nominees to the Board.



The Board evaluates Director nominees, discusses impacts on the Board, and selects Director nominees for considerations at our annual meetings.



Our stockholders vote on Director nominees at our annual meetings.

Stockholder Recommendations for Board Candidates

The Governance Committee will consider and make recommendations to the Board regarding any stockholder recommendations for candidates to serve on the Board. Stockholders wishing to recommend candidates for Director positions may do so by providing a timely notice in writing to the Company's Secretary at 1445 South Spectrum Blvd, Suite 102, Chandler, Arizona 85286, providing the proposed candidate's curriculum vitae and other information specified in the Company's Bylaws, which can be found at www.viavisolutions.com. There are no differences in the manner in which the Governance Committee evaluates nominees for Director based on whether the nominee is recommended by a stockholder. For information about how stockholders can nominate candidates for Director positions, please see "General Information About the Annual Meeting" below.

Board Succession, Refreshment and Diversity

Thoughtful consideration is continuously given to the composition of our Board in order to maintain an appropriate mix of experience and qualifications, introduce fresh perspectives, and broaden and diversify the views and experience represented on the Board. The Board seeks the most qualified candidates and focuses on a diverse composition, including diversity of perspectives, skills, backgrounds, experience and other characteristics such as gender and race. The Board continues to develop plans for Board succession and to closely monitor board composition relative to succession planning, including taking into account years of service, managing retirements and building upon the skill sets of our newer Board members.

The Board has also developed a skill set matrix that more concretely identifies valuable skills of current board members and assists the board with recruiting candidates with skill sets that complement the board's effectiveness and continues to evolve with the Company's strategy and needs. One-fourth of our Board nominees has been a new nominee in the last six years. The Board is also committed to actively including qualified women and diverse individuals in the pool of potential Board nominees. Three of our last four new Director nominees have been women.

Majority Voting and Director Resignation and Retirement Policy

Our Bylaws provide for a majority voting standard for the election of directors. Under the majority vote standard, each nominee must be elected by a majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present. A "majority of the votes cast" means that the number of shares voted "for" a director exceeds the number of votes cast "against" that director. Revise sentence to "All our Director nominees have agreed to tender their resignation if they do not receive the required majority in accordance with the Bylaws. Further, in accordance with our Corporate Governance Guidelines, our Director nominees have agreed to tender their resignation in other circumstances, including in connection with a change in employment or other circumstances that adversely affect their capacity to serve as a member of the Board, or in the case of non-employee Directors may affect their independence. Additionally, the Corporate Governance Guidelines provide that Directors who reach the age of 76 shall retire at the next annual meeting of the Company's stockholders.

Director Onboarding and Continuing Education

The Company offers an orientation program to new Directors, which includes presentations providing an overview of the Company's business strategies, financial and accounting systems, risk management and internal controls, Code of Business Conduct and compliance programs, and internal and independent auditors. This orientation includes introductions to senior management and, where practicable, visits to Company facilities. Directors are also expected to complete continuing education programs

Communication between Stockholders and Directors

Stockholders may communicate with the Company's Board through the Secretary by sending an email to bod@viavisolutions.com, or by writing to the following address: Chair of the Board, c/o Company Secretary, Viavi Solutions Inc., 1445 South Spectrum Blvd, Suite 102, Chandler, Arizona 85286. The Company's Secretary will forward all correspondence to the Board, except for spam, junk mail, mass mailings, product complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate material. The Company's Secretary may forward certain correspondence, such as product-related inquiries, elsewhere within the Company for review and possible response.

Code of Ethics

The Company has adopted a Code of Ethics (known as the Code of Business Conduct) for its Directors, officers and other employees. The Audit Committee is responsible for oversight of the ethics programs as established by management and the Board. The Audit Committee also maintains oversight of approvals and waivers to the Code of Business Conduct. The Company will post on its website any amendments to, or waivers from, any provision of its Code of Business Conduct. A copy of the Code of Business Conduct is available on the Company's website at *https://www.viavisolutions.com/en-us/literature/code-business-conduct-en.pdf*.

Insider Trading Policy

We have adopted policies and procedures governing the purchase, sale, and other dispositions of our securities by all Directors, employees (including executive officers), contractors, and consultants of VIAVI and its subsidiaries, and their immediate family members, co-inhabitants, and controlled parties, as well as by VIAVI itself (such policies and procedures, our "Insider Trading Policy"). We believe our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards.

Our Insider Trading Policy prohibits covered persons from trading in Company securities while in possession of material, non-public information about the Company, among other things. Directors and Section 16 officers must also pre-clear their transactions in Company securities and, along with other insiders, are subject to certain blackout periods. Our Insider Trading Policy includes trading plan guidelines and procedures for directors, Section 16 officers and other covered persons who choose to adopt a trading plan pursuant to Exchange Act Rule 10b5-1 as an exemption to the trading restrictions in our Insider Trading Policy.

The foregoing summary of our Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to our Insider Trading Policy, a copy of which is filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2024. For more information on our Insider Trading Policy, please see page 66 under Other Important Compensation Practices in the CD&A section.

Management Succession Planning

Our Board believes that effective management of succession planning, particularly for our executive officers, has played an important role in the past successful transitions of executive officers and is important for the continued advancement of VIAVI. Pursuant to our Compensation Committee Charter, the Compensation Committee will at least annually review succession, retention and management development plans for our CEO and the company's other executive officers, and report to the Board on these matters. The criteria used to assess potential candidates are formulated based on the Company's strategic priorities, and include having the ability to perform and transform, and build talent and culture, and having a growth mindset and breadth of perspective. The Compensation Committee is responsible for follow-up actions with respect to succession planning, as may be delegated by our Board from time to time.

Further, in FY23, our CEO attained Executive Leadership Development and Succession plan goals that are tied to his compensation as discussed in more detail in the CD&A. On at least an annual basis, our CEO will make detailed presentations to our Board on executive officer plans and individual development plans for identified successors.

Stockholder Engagement and Outreach

We recognize the importance of regular and transparent communication with our stockholders. Each year, we engage with our stockholders including our top institutional investors, and after last year's Say-on-Pay vote, VIAVI continued its outreach and engagement efforts to ensure that stockholders had an opportunity to provide feedback on the Company's executive compensation program, corporate governance practices and ESG initiatives as well as any other topics of concern.

In fiscal year 2024, we reached out to stockholders representing approximately 40% of our outstanding shares, and we will continue to seek out and consider stockholder feedback in the future.

Our Stockholder Engagement Program

Stockholder engagement is essential to our ongoing review of our corporate governance, ESG, and executive compensation programs and practices. Executive management, Investor Relations, Human Resources and the Corporate Secretary engage with stockholders from time to time to understand their perspectives on a variety of corporate governance matters, including executive compensation, corporate governance policies and sustainability practices.

In addition to one-on-one engagements, we communicate with stockholders through a number of routine forums, including:

- Quarterly earnings presentations;
- SEC filings;
- The Annual Report and Proxy Statement;
- The annual stockholders meeting; and
- Investor meetings, conferences and web communications.

We relay stockholder feedback and trends on corporate governance, ESG and executive compensation developments to our Board and its standing Committees and work with them to enhance our practices and improve our disclosures.

Stockholder Engagement Outcomes in FY24

As part of our stockholder engagement efforts over the last year, we heard from stockholders on key corporate governance, executive compensation, and sustainability- related matters.

As a result of our engagement efforts, including our engagement efforts in fiscal year 2022, we have adopted an ESG negative modifier to our executive compensation program for FY24. For a description of the ESG negative modifier, please see page 56 under Financial Metrics in the CD&A section.

Environmental, Social, and Governance Matters

While VIAVI has experienced a challenging macroeconomic environment over the past two years, our approach to sustainability has remained consistent, while navigating increasing stringent global environmental and regulatory standards. We are focused on helping our customers succeed, creating a more inclusive workforce, and making our business more sustainable.   Our ESG Executive Steering Committee continues to focus on ensuring ongoing alignment of our ESG practices with our business strategy. The ESG Executive Steering Committee exercises oversight with respect to our ESG programs, investments and goals and works to balance the near-term needs of

the business and our ESG priorities. The ESG Executive Steering Committee has established four ESG Program Groups – Environmental, Social, Governance and Cybersecurity – to advance our ESG program by focusing on topics that are relevant to the business.

For more information regarding our ESG initiatives, progress to date and related matters, please visit the "Environment, Social, and Governance" section of our corporate website, which can be found at https://www.viavisolutions.com/en-us/corporate/about-us/environment-social-and-governance.

Board, Committee and Management Oversight of ESG

Our Board and its committees play important roles in overseeing ESG matters.

THE BOARD
Our Board is responsible for oversight of key ESG risks and opportunities as well as alignment of ESG with our business strategy.

▼

GOVERNANCE COMMITTEE
Review and evaluate the Company's programs, policies, and practices relating to ESG and related disclosures.
Review and monitor key public policy trends, issues, regulatory matters, and other concerns that may affect the Company's business, strategies, operations, performance, or reputation.
Nominate Director candidates with diverse backgrounds and capabilities to reflect the diverse nature of the Company's stakeholders (security holders, employees, customers, and suppliers), while emphasizing core excellence in areas pertinent to our long-term business and strategic objectives.

▼

COMPENSATION COMMITTEE	AUDIT COMMITTEE
Oversee the development, implementation, and effectiveness of the Company's practices, policies, and strategies relating to human capital management as they relate to the Company's workforce generally, including but not limited to policies and strategies regarding recruiting, selection, career development and progression, and DEI practices.	Oversee significant risks or exposures, assess the steps management has taken to minimize such risks to the Company and discuss policies with respect to risk assessment and risk management, including with respect to cybersecurity and other information technology risks. Review climate-related disclosures in statutory and regulatory filings.

▼

ESG EXECUTIVE STEERING COMMITTEE
Our senior executive-level ESG Executive Steering Committee is responsible for senior management-level oversight of our ESG programs, investments and goals, measuring progress against our ESG goals, aligning ESG practices with our overall business strategy and providing guidance to the ESG Program Committee. The members of the ESG Program Committee represent a variety of teams and functions, including legal, investor relations, human resources, environmental, health and safety, product compliance, supply chain, finance and marketing.

Proposal 1   Election of Directors

Our Board currently consists of 9 directors, 8 of whom are nominated and standing for election at the 2024 Annual Meeting. Tor Braham has expressed a preference not to be renominated. Mr. Braham intends to serve on the Board through the date of the 2024 Annual Meeting and, effective as of the end of his term as a director at the opening of the polls at the 2024 Annual Meeting, our authorized number of directors will be reduced to eight. The Board is grateful to Mr. Braham for his dedication, service, and contributions as a director of our Company.

We are asking our stockholder to vote "FOR" eight nominees for election as Directors, each to serve on our Board for a one-year term until the 2025 Annual Meeting of Stockholders and until his or her successor is elected and qualified, or, if earlier, the Director's resignation, removal, or death. All eight of the nominees were previously elected by stockholders at the 2023 Annual Meeting of Stockholders. The Board believes that each of the nominees has the knowledge, experience, skills and background necessary to contribute to an effective and well-functioning Board.

Our Director Nominees

Nominee	Age	Occupation	Director Since	Independent	Committees			
					Audit	Compensation	Corporate Development	Governance
Richard E. Belluzzo (Board Chair)	70	US Venture Partner of Innogest SGR SpA	February 2005	Yes		Member		Chair
Keith Barnes	73	Former Chief Executive Officer and Chair of the Board of Verigy Ltd.	October 2011	Yes	Member	Chair		Member
Laura Black	63	Managing Director of Needham & Company, LLC	February 2018	Yes			Chair	Member
Donald Colvin	71	Former Interim Chief Financial Officer of Isola Group Ltd.	October 2015	Yes	Chair		Member	
Douglas Gilstrap	61	Former Senior Industrial Advisor and Venture Partner at EQT and TCV	November 2022	Yes		Member		
Masood A. Jabbar	74	Former Chief Executive Officer of XDS Inc.	March 2006	Yes	Member		Member	
Oleg Khaykin	59	Chief Executive Officer of Viavi Solutions Inc.	February 2016	No				
Joanne Solomon	58	Former Chief Financial Officer of Maxeon Solar Technologies	February 2022	Yes	Member			

   Committee Member   Committee Chair

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE NOMINEES NAMED ABOVE.

Considerations in Director Selection

The Company's Governance Committee is responsible for reviewing, evaluating and nominating individuals for election to the Company's Board. The Governance Committee selects nominees from a broad base of potential candidates. The Governance Committee's charter instructs it to seek qualified candidates regardless of race, color, religion, ancestry, national origin, gender, sexual orientation, etc.

It is the Governance Committee's goal to nominate candidates with diverse backgrounds and capabilities, to reflect the diverse nature of the Company's stakeholders (security holders, employees, customers and suppliers), while emphasizing core excellence in areas relevant to the Company's long-term business and strategic objectives.

The Board believes that it is necessary for each of the Company's Directors to possess many qualities and skills. When searching for new candidates, the Governance Committee seeks individuals of the highest ethical and professional character who will exercise sound business judgment. The Governance Committee also seeks people who are accomplished in their respective field and have superior credentials.

In addition, in selecting nominees, the Governance Committee seeks individuals who can work effectively together to further the interests of the Company, while preserving their ability to differ with each other on particular issues. A candidate's specific background and qualifications are also reviewed in light of the particular needs of the Board at the time of an opening.

Qualifications, Attributes, Skills and Experience

The table below summarizes the key qualifications, skills, attributes and experience that the Board believes are most relevant to its decision to nominate candidates to serve on the Board. A mark indicates a specific area of focus or expertise on which the Board particularly relies. The absence of a mark does not mean the Director does not possess that qualification, skill, attribute or experience.

Qualifications, Expertise and Attributes	Richard E. Belluzzo	Keith Barnes	Laura Black	Donald Colvin	Douglas Gilstrap	Masood A. Jabbar	Oleg Khaykin	Joanne Solomon
LEADERSHIP AND EXECUTIVE EXPERIENCE	●	●		●	●	●	●	●
GLOBAL BUSINESS PERSPECTIVE	●	●		●	●	●	●	●
INDUSTRY KNOWLEDGE	●	●	●	●	●	●	●	●
INSTITUTIONAL KNOWLEDGE	●	●	●	●		●	●	
HUMAN CAPITAL MANAGEMENT		●				●	●	●
FINANCIAL/ AUDIT	●	●	●	●	●	●	●	●
CYBERSECURITY/ PRIVACY/RISK		●	●		●		●	●
STRATEGIC TRANSACTIONS/M&A	●	●	●	●	●	●	●	●
SALES AND MARKETING	●				●	●	●	
TECHNOLOGY	●	●	●		●	●	●	

Director Nominee Skills

The qualifications, attributes, skills, and experience of our nominees and Directors were assessed using the following definitions:

DIRECTOR NOMINEE SKILLS

LEADERSHIP AND EXECUTIVE EXPERIENCE	Oversaw the execution of important strategic, operational and policy issues while serving in an executive or senior leadership role at a public company. Previous Board experience at a public company.
GLOBAL BUSINESS PERSPECTIVE	Experience cultivating and sustaining business relationships internationally and overseeing multinational operations. Breadth of experience, including geographic/regional experience (e.g., head of company in region or large country).
INDUSTRY KNOWLEDGE	Significant knowledge of our industry, technology, and products. First-hand knowledge of customer base.
INSTITUTIONAL KNOWLEDGE	Significant knowledge of our business strategy, operations, key performance indicators and competitive environment.
HUMAN CAPITAL MANAGEMENT	Experience recruiting, managing, developing and optimizing a company's human resources to maximize its business value.
FINANCIAL/ AUDIT	Knowledge of financial markets, financing operations, complex financial management and accounting and financial reporting processes
CYBERSECURITY/ PRIVACY/RISK	Experience managing cybersecurity and information security risks; understanding of cybersecurity threat landscape; knowledge of emerging privacy risks.
STRATEGIC TRANSACTIONS/M&A	A history of leading growth through acquisitions, other business combinations and strategic partnership transactions.
SALES AND MARKETING	Experience in sales management, marketing campaign management, advertising or public relations.
TECHNOLOGY	A significant background working in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation and extend or create new business models. An engineering background and/or previous leadership at a technology company.

Director Nominee Biographies

Certain individual qualifications and skills of our Directors that contribute to the Board's effectiveness as a whole are described below. Biographical information is as of the date of this Proxy Statement.

Richard E. Belluzzo

Age 70

Director Since: February 2005

Chair of the Board Since: November 2012

Experience:
Mr. Belluzzo served as interim Chief Executive Officer of VIAVI from August 2015 through February 2016. Mr. Belluzzo has served as US Partner of Innogest SGR SpA, a European Venture Fund since February 2015. From April 2011 to August 2012, he served as Executive Chair of Quantum Corporation, a provider of backup, recovery and archive products and services. From 2002 to 2011, he was Chair and Chief Executive Officer of Quantum Corporation. Prior to that, Mr. Belluzzo was President and Chief Operating Officer of Microsoft Corporation. Prior to becoming its President and Chief Operating Officer, Mr. Belluzzo served as Microsoft's Group Vice President of the Personal Services and Devices Group and was Group Vice President for the Consumer Group. Prior to Microsoft, Mr. Belluzzo was Chief Executive Officer of Silicon Graphics Inc. Before Silicon Graphics, Mr. Belluzzo held a series of increasingly senior roles at Hewlett Packard Company, culminating in his service as Executive Vice President of the Computer Products Organization. Mr. Belluzzo previously served on the boards of Quantum Corporation and PMC-Sierra, and previously served as the Chair of the Board of Directors, a member of the Governance and Nominating Committee, and Chair of the Compensation Committee of InfoBlox.

Qualifications:

Mr. Belluzzo's background and experience as the Chief Executive Officer of public companies, as well as his deep knowledge of the technology industry, senior leadership roles and service on the boards of other prominent public companies allow him to contribute significantly to the Board as its independent Chair and to its Compensation and Governance Committee.

Keith Barnes

Age 73

Director Since: October 2011

Experience:

Mr. Barnes served as Chief Executive Officer of Verigy Ltd, a semiconductor automatic test equipment company, from 2006 through 2010 and as Chair of the Board of Verigy from 2008 through 2011. Prior to that, he was Chair and Chief Executive Officer of Electroglas, Inc from 2003 through 2006 and Chair and Chief Executive Officer of Integrated Measurement Systems, Inc. from 1995 through 2001. Mr. Barnes is currently a member of the Board of Directors, Chair of the Compensation Committee, and member of the Governance and Nominating Committee of Knowles Corporation. Within the past five years, Mr. Barnes also served on the Board of Director of Rogers Corporation.

Other Current Public Company Boards:
Knowles Corporation

Public Company Boards in Last Five Years:
Rogers Corporation

Qualifications:

Mr. Barnes' extensive management experience as Chief Executive Officer of several technology companies, test and measurement industry background, and international sales and marketing knowledge, along with his experience as a board member for several public technology companies, provide important perspective and expertise as a Director and Chair of the Compensation Committee and a member of the Audit and Governance Committee.

Director Nominee Biographies

Laura Black

Age 63

Director Since: February 2018

Experience:

Ms. Black has served as a Managing Director of Needham & Company, LLC, a full-service investment banking firm since 1999. At Needham, she has raised public and private equity capital for numerous technology companies and served as strategic financial advisor on multiple mergers and acquisitions transactions. From July 1995 to February 1999, she served as a Managing Director of Corporate Finance at Black & Company, a regional investment bank subsequently acquired by Wells Fargo Van Kasper. From July 1993 to June 1995, Ms. Black served as a Director for TRW Avionics & Surveillance Group where she evaluated acquisition candidates, managed direct investments and raised venture capital to back spin- off companies. From August 1983 to August 1992, she worked at TRW as an electrical engineer designing spread spectrum communication systems. Ms. Black is currently a member of the Board of Directors, Chair of the Nominating and Governance Committee and member of the Audit Committee of Ichor Holdings, Ltd. Ms. Black is also currently a member of the Board of Directors and Interim Chair of the Audit Committee of Sakuu Corporation. Within the last five years, Ms. Black also served as a member of the Board of Directors and Chair of the Audit Committee of Super Micro Computer, Inc.

Other Current Public Company Boards:
Ichor Holdings, Ltd.

Public Company Boards in Last Five Years:
Super Micro Computer, Inc.

Qualifications:

Ms. Black's investment banking background and substantial experience with mergers and acquisitions and technology-focused firms as well as her experience as a public company audit committee chair, bring important perspective and expertise to the Board and its Corporate Development Committee and assist the Board in evaluating strategic opportunities.

Donald Colvin

Age 71

Director Since: October 2015

Experience:

Mr. Colvin was the Interim Chief Financial Officer of Isola Group Ltd. from June 2015 to July 2016. Mr. Colvin previously served as Chief Financial Officer of Caesars Entertainment Corporation from November 2012 to January 2015 and before that was Executive Vice President and Chief Financial Officer of ON Semiconductor Corp. from April 2003 to October 2012. Prior to joining ON Semiconductor, he held a number of financial leadership positions, including Vice President of Finance and Chief Financial Officer of Atmel Corporation, Chief Financial Officer of European Silicon Structures as well as several financial roles at Motorola Inc. Mr. Colvin is Chairman of the Board of Directors of Maxeon Solar Technologies and member of the Audit Committee and Chair of the Compensation Committee. Mr. Colvin also serves as a member of the Board of Directors and Chair of the Audit Committee of Agilysys, Inc. and was previously a Director of Applied Micro Circuits Corp.

Other Current Public Company Boards:
Maxeon Solar Technologies
Agilysys, Inc.

Qualifications:

Mr. Colvin's financial expertise and service on several public company boards of Directors provide valuable perspective on the Company's operations and opportunities and provide valuable perspective and expertise as a Director and Chair of the Audit Committee and member of the Corporate Development Committee.

Director Nominee Biographies

Douglas Gilstrap

Age 61

Director Since: November 2022

Experience:

Mr. Gilstrap has worked in the technology and telecommunication sector for 25 plus years. He is still active on private equity boards. He is also an active venture capital investor. Mr. Gilstrap focuses on growth related investments in the technology infrastructure area for enterprise and service provider markets. From 2014 to 2022, Mr. Gilstrap served as Senior Industrial Advisor and Venture Partner at EQT and TCV. From 2009 to 2014, Mr. Gilstrap served as global Chief Strategy Officer at Ericsson. From 2003 to 2006 he was Head of Strategy at Cable and Wireless. Prior to that, from 2000 to 2003 he served as CEO of Radianz, a global financial enterprise data network. Before that, from 1995 to 2000 he was COO of Equant Networks, a public global data network services company. Radianz and Equant are now divisions of BT and Orange, respectively. Mr. Gilstrap started his career as a CPA for Arthur Andersen in 1985.

Qualifications:

Mr. Gilstrap has had chairman and board roles as well as global C-level, finance, strategy, sales and transactional background in telecommunication and technology companies. He has extensive IPO and public equity experience with companies based in France, US, Netherlands, UK and Sweden. He is currently a Chairman and/or Board director for various telecommunication PE backed technology companies with companies valued greater than $10B. His global technology and telecommunication experience allows him to contribute to the board from a market and strategy perspective.

Masood A. Jabbar

Age 74

Director Since: March 2006

Experience:

Mr. Jabbar served as Lead Independent Director from November 2015 to February 2016. Mr. Jabbar was Chief Executive Officer of XDS Inc. from 2004 to 2006. Prior to that, he worked at Sun Microsystems Inc. ("Sun") from 1986 to 2003, where he served in a series of progressively responsible roles including President of the Computer Systems Division, Chief Financial Officer of Sun Microsystems Computer Corporation, and Executive Vice President of Global Sales Operations. Mr. Jabbar's career at Sun culminated as Executive Vice President and Advisor to the Chief Executive Officer, where he was responsible for advising the CEO on critical strategic issues. Prior to joining Sun, Mr. Jabbar spent ten years in finance and accounting at Xerox Corporation, and two years at IBM Corporation. Mr. Jabbar is a member of the Board of Directors, and Chair of the Board of Directors of Trice Imaging, Inc.

Qualifications:

Mr. Jabbar brings significant mergers and acquisitions, global sales and marketing and operational expertise gained from his experience in executive roles at Sun Microsystems, Inc. In addition, Mr. Jabbar's experiences at Xerox and IBM and as a senior executive of Sun Microsystems provide the Board with valuable accounting and financial reporting expertise particularly relevant to his service on the Company's Audit Committee. Finally, Mr. Jabbar's service on the boards of several other technology companies provides him with valuable perspective as a Director and Chair of the Company's Corporate Development Committee and as a member of the Audit Committee.

Director Nominee Biographies

Oleg Khaykin

Age 59

Director Since: February 2016

Experience:

Mr. Khaykin joined VIAVI in February 2016 as President and Chief Executive Officer. Prior to joining the Company, Mr. Khaykin was a Senior Advisor with Silver Lake Partners from February 2015 to February 2016. Before that, he was President and Chief Executive Officer of International Rectifier from 2008 until its acquisition by Infineon AG in January of 2015. He has also served as Chief Operating Officer of Amkor Technology and Vice President of Strategy & Business Development at Conexant Systems. Earlier in his career he spent eight years with The Boston Consulting Group and prior to that, he was an engineer at Motorola, Inc. Mr. Khaykin is currently a member of the Board of Directors of Avnet, Inc. where Mr. Khaykin serves on the Audit Committee and chairs the Finance Committee. Within the past five years, Mr. Khaykin also served as a member of the Board of Directors, a member of the Executive Compensation Committee and Chair of the Nominating and Governance Committee of Marvell Technology Group.

Other Current Public Company Boards:
Avnet, Inc.

Public Company Boards in Last Five Years:
Marvell Technology Group

Qualifications:

Mr. Khaykin's hands on experience leading the Company provides him with day-to-day knowledge of the Company's operations. Additionally, Mr. Khaykin's extensive operational and strategic experience at other technology companies adds substantial value to the Board and the Company.

Joanne Solomon

Age: 58

Director Since: February 2022

Experience:

Joanne Solomon served as Chief Financial Officer of Maxeon Solar Technologies Ltd. from January 2020 to March 2021. From July 2017 to September 2019, she served as Chief Financial Officer at Katerra Inc. In June 2021, Katerra Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. Prior to that, she worked for sixteen years at Amkor Technology, Inc., one of the world's largest providers of semiconductor packaging and test services, in various roles including CFO. Solomon began her career at Price Waterhouse.

Qualifications:

Ms. Solomon's financial expertise and service provide valuable perspective to the Board and as a member of the Audit Committee. She brings extensive leadership experience and deep technology industry knowledge. Ms. Solomon earned a Bachelor of Science in Business Accounting from Drexel University and a Master of Business Administration in International Management from Thunderbird School of Global Management.

Director Compensation

Director Compensation Highlights

- Emphasis on equity in the overall compensation mix.

- Equity grants under a fixed-value annual grant policy which vest on the earlier of the one year anniversary of the grant date or the next annual meeting of stockholders.

- No performance-based equity awards.

- Stock ownership guidelines set at three times the annual retainer to support stockholder alignment.

- Policies prohibiting hedging, pledging and insider trading by our Directors.

- No per-meeting fees.

- An annual limit on total Director compensation.

Purpose

Our Director compensation program is designed to attract and retain highly qualified non-employee Directors and to address the time, effort, expertise, and accountability required of active board membership. Our Compensation Committee believes that annual compensation for non-employee Directors should consist of both cash to compensate members for their services on the Board and its committees, and equity to align the interest of Directors and stockholders.

Process for Determining Non-Employee Director Compensation

Decisions regarding our non-employee Director compensation program are approved by the full Board based on recommendations by the Compensation Committee. In making such recommendations, the Compensation Committee takes into consideration the Director compensation practices of peer companies, the current and expected level of service of Directors, and whether such recommendations align with the interests of our stockholders. Like the compensation of our executive officers, the Compensation Committee reviews the total compensation of our non-employee Directors and each element of our Director compensation program annually. At the direction of the Compensation Committee, Compensia, the Compensation Committee's independent consultant, annually analyzes the competitive position of the Company's Director compensation program against the peer group used for executive compensation purposes.

Changes to Non-Employee Director Compensation for FY24

In August 2023, Compensia reviewed the competitive position of the compensation for non-employee directors and did not recommend making any changes given the Company's competitive positioning relative to its peers. As a result, our director compensation program remained unchanged for fiscal year 2024.

Director Compensation Governance

Our stockholder-approved Amended and Restated 2003 Equity Incentive Plan provides that the aggregate value of all compensation paid or granted, as applicable, to any non-employee Director with respect to any fiscal year, including awards granted under the Amended 2003 Plan and cash fees paid by us to such non-employee Director, will not exceed $1,000,000 in total value.

Our non-employee Directors are subject to Director stock ownership guidelines and prohibitions on hedging, pledging and insider trading. Please see our Compensation Discussion and Analysis below for more information. As of September 18, 2024, our Directors have either satisfied their stock ownership requirement or have time to satisfy the requirement.

FY24 Director Compensation Program

Our FY24 non-employee Director compensation is described in its entirety in the table below:

Compensation Element for Role	Board Compensation
General Board Service – Cash	
Annual Retainer	$70,000, paid in quarterly installments
General Board Service – Equity	
Annual RSU Grant	Grant Value of $210,000; made under the Amended and Restated 2003 Equity Incentive Plan
Vesting Schedule	Vest on the earlier of the one year anniversary of the grant date or the next annual meeting of stockholders
	Number of shares determined using 30 calendar day average stock price prior to date of grant

		Chair	Member
Committee Service Annual Retainer	Audit	$ 32,000	$ 15,000
	Compensation	$ 24,000	$ 10,000
	Governance/Corporate Development/ Cyber Risk	$ 15,000	$ 7,500
Non-Employee Board Chair			
Additional Board Retainer	$75,000		

Non-employee Directors are also reimbursed for travel and other out-of-pocket expenses in connection with their attendance at Board and committee meetings.

2024 Director Compensation Table

This table below describes the compensation earned by each non-employee Director who served in FY24. Mr. Khaykin received no compensation as a Director.

DIRECTOR COMPENSATION

Name [1]	Fees Earned or Paid in Cash ($)	Stock Awards ($) [2]	Total ($)
Keith Barnes	75,750	209,188	284,938
Richard E. Belluzzo	121,250	209,188	330,438
Laura Black	71,250	209,188	280,438
Tor Braham	56,250	209,188	265,438
Donald Colvin	72,250	209,188	281,438
Douglas Gilstrap	58,750	209,188	267,938
Masood A. Jabbar	63,750	209,188	272,938
Joanne Solomon	63,750	209,188	272,938

(1) Oleg Khaykin, our President and Chief Executive Officer, is not included in this table as he is an employee of the Company and as such received no compensation for his services as a Director. His compensation is disclosed in the Summary Compensation Table.

(2) The amounts shown in this column represent the grant date fair values of RSU awards issued pursuant to the Company's Amended and Restated 2003 Equity Incentive Plan, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"), excluding the effect of estimated forfeitures. There can be no assurance that these grant date fair values will ever be realized by the non-employee Directors. The assumptions used to calculate these amounts are set forth under Note 16 of the Notes to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for FY24 filed with the SEC on August 16, 2024. For information regarding the number of unvested RSUs held by each non-employee Director as of the end of FY24, please see the table below.

Non-Employee Director	Unvested Restricted Stock Units Outstanding At Fiscal Year End
Mr. Barnes	26,819
Mr. Belluzzo	26,819
Ms. Black	26,819
Mr. Braham	26,819
Mr. Colvin	26,819
Mr. Gilstrap	26,819
Mr. Jabbar	26,819
Ms. Solomon	26,819

Proposal 2   Ratification of Independent Auditors

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP as the Company's independent auditors for the fiscal year ending June 28, 2025. The Board asks stockholders to ratify that selection. Although current law, rules, and regulations, and the charter of the Audit Committee require the Audit Committee to engage, retain, and supervise VIAVI's independent auditor, the Board considers the selection of the independent auditor to be an important matter of stockholder concern and is submitting the selection of PricewaterhouseCoopers LLP for ratification by stockholders as a matter of good corporate practice.

The Audit Committee's decision to re-appoint our independent auditor was based on the following considerations:

- Quality and performance of the lead audit partner and the overall engagement team;

- Knowledge of the Company's industries and operations;

- Global capabilities and technical expertise:

- Auditor independence and objectivity; and

- The potential impact of rotating to another independent audit firm.

The Audit Committee's oversight of PricewaterhouseCoopers LLP includes regular private sessions with PricewaterhouseCoopers LLP, discussions about audit scope and business imperatives, and—as described above—a comprehensive annual evaluation to determine whether to re-engage PricewaterhouseCoopers LLP. Considerations concerning auditor independence include:

- **Limits on non-audit services:** The Audit Committee preapproves audit and permissible non-audit services provided by PricewaterhouseCoopers LLP in accordance with VIAVI's pre-approval policy.

- **Audit partner rotation:** PricewaterhouseCoopers LLP rotates the lead audit partner and other partners on the engagement consistent with independence requirements. The Audit Committee oversees the selection of each new lead audit partner.

- **PricewaterhouseCoopers LLP's internal independence process:** PricewaterhouseCoopers LLP conducts periodic internal reviews of its audit and other work and assesses the adequacy of partners and other personnel working on the Company's account.

- **Strong regulatory framework:** PricewaterhouseCoopers LLP, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews and PCAOB and SEC oversight.

Based on these considerations, the Audit Committee believes that the selection of PricewaterhouseCoopers LLP is in the best interest of the Company and its stockholders. Therefore, the Audit Committee recommends that stockholders ratify the appointment of PricewaterhouseCoopers LLP. If stockholders do not ratify the appointment, the Committee will reconsider its decision.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the 2024 Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Audit and Non-Audit Fees

The following table presents fees billed for professional audit services rendered by PricewaterhouseCoopers LLP for the audit of the Company's annual financial statements for the years ended June 29, 2024 and July 1, 2023, respectively, and fees billed for other services rendered by PricewaterhouseCoopers LLP and during those periods.

	Fiscal 2024	Fiscal 2023
Audit Fees [1]	$ 2,969,937	$ 3,109,500
Audit-Related Fees[2]	—	—
Tax Fees [3]	254,433	233,300
All Other Fees [4]	4,500	4,500
Total	$ 3,228,870	$ 3,347,300

(1) Audit Fees are related to professional services rendered in connection with the audit of the Company's annual financial statements, the audit of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, reviews of financial statements included in the Company's Quarterly Reports on Form 10-Q, and audit services provided in connection with other statutory and regulatory filings.

(2) There were no Audit-Related Fees in FY24 and FY23.

(3) Tax Fees for FY24 and FY23 include professional services rendered in connection with transfer pricing consulting, tax audits, tax planning services and other tax compliance and consulting.

(4) All Other Fees are related to certain software subscription fees for FY24 and FY23.

For FY24, the Audit Committee considered whether audit-related services and services other than audit-related services provided by PricewaterhouseCoopers LLP are compatible with maintaining the independence of PricewaterhouseCoopers LLP and concluded that the independence of PricewaterhouseCoopers LLP was maintained.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit

Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the independent auditors are required to provide detailed back-up documentation at the time of approval. Pursuant to the Sarbanes-Oxley Act of 2002, 100% of the fees and services provided by the independent auditors were authorized and approved by the Audit Committee in compliance with the pre-approval policies and procedures described herein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR FISCAL YEAR 2025.

Audit Committee Report

The information contained in the following report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, except to the extent that the Company specifically requests that the information be treated as soliciting material or incorporates it by reference into a document filed under the Securities Act or the Exchange Act. The information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

The Audit Committee of the Board is responsible for, among other things, assisting the full Board in fulfilling its oversight responsibilities relative to the Company's financial statements, financial reporting practices, systems of internal accounting and financial control, internal audit function, annual independent audits of the Company's financial statements, and such legal and ethics programs as may be established from time to time by the Board. The Audit Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and may retain external consultants at its sole discretion. The Audit Committee is composed solely of non-employee Directors, all of whom satisfy the independence, financial literacy and experience requirements of the SEC, rules applicable to Nasdaq-listed issuers, and any other regulatory requirements, as applicable. All members of the Committee are required to have a working knowledge of basic finance and accounting, and at all times at least one member of the Committee qualifies as an "audit committee financial expert" as defined by the SEC.

Management has the primary responsibility for the preparation, presentation and integrity of financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. The Audit Committee has general oversight responsibility with respect to the Company's financial reporting, and reviews the scope of the independent audits, the results of the audits, including critical audit matters (CAMs), and other non-audit services provided by the Company's independent registered public accounting firm.

The following is the Report of the Audit Committee with respect to the Company's audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended June 29, 2024.

Review with Management

The Audit Committee has reviewed and discussed the Company's audited financial statements with management.

Review and Discussions with Independent Registered Public Accounting Firm

The Audit Committee has discussed with PricewaterhouseCoopers ("PricewaterhouseCoopers"), the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC, which includes, among other items, matters related to the conduct of the audit of the Company's financial statements, and both with and without management present, discussed and reviewed the results of PricewaterhouseCoopers' examination of the financial statements.

The Audit Committee has received the written disclosures letter from PricewaterhouseCoopers required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent public accountant's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers the independent public accountant's independence.

During the course of FY24, management engaged in documentation, testing and evaluation of the Company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management and PricewaterhouseCoopers at Audit Committee meetings. At the conclusion of the process, management provided the Audit Committee with, and the Audit Committee reviewed, a report on the effectiveness of the Company's internal control over financial reporting. The Audit Committee continues to oversee the Company's efforts related to its internal control over financial reporting and management's preparations for the evaluation for FY25.

Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to the Company's Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2024.

Audit Committee
Donald Colvin, Chair
Keith Barnes
Masood A. Jabbar
Joanne Solomon

Executive Officers

The following sets forth certain information regarding the Company's executive officers as of the date of this Proxy Statement:

Executive Officer	Age	Position
Oleg Khaykin	59	President and Chief Executive Officer ("CEO")
Ilan Daskal	59	Executive Vice President and Chief Financial Officer ("CFO")
Paul McNab	61	Executive Vice President and Chief Marketing and Strategy Officer
Ralph Rondinone	62	Senior Vice President, Global Operations and Services, Network and Service Enablement
Luke Scrivanich	62	Senior Vice President and General Manager, Optical Security & Performance Products (OSP)
Kevin Siebert	55	Senior Vice President, General Counsel and Secretary
Gary Staley	57	Senior Vice President, Global Sales, Network and Service Enablement

Oleg Khaykin

For information regarding Oleg Khaykin, please refer to Proposal No. 1, "Election of Directors," on page 29 above.

Ilan Daskal joined the Company in November 2023 as Executive Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Daskal served as Chief Financial Officer and Executive Vice President at Bio-Rad Laboratories, Inc. from Apr 2019 to Nov 2023. Prior to that, Mr. Daskal worked at Lumileds as Chief Financial Officer from May 2017 to Jan 2019. From Oct 2008 to Jan 2015 Mr. Daskal served as Chief Financial Officer and Executive Vice President at International Rectifier Corporation. Prior to that, Mr. Daskal served as Vice President Finance & Business Administration at Infineon Technologies North America from Jun 2001 to Sep 2008. Mr. Daskal has a B.B. in Accounting from the Tel-Aviv College of Business and holds a Master's degree in Finance from City University of New York.

Paul McNab joined the Company in September 2014 as Executive Vice President and Chief Marketing and Strategy Officer. Prior to joining the Company, Mr. McNab was Chief Executive Officer of Puro Networks from 2013 to 2014. Before that, Mr. McNab was with Cisco Systems, Inc. for sixteen years where he held increasingly senior roles including Vice President and Chief Technology Officer, Data Center Switching and Vice President, Enterprise Marketing. Mr. McNab holds a B.S. in Engineering from Manchester Metropolitan University in the United Kingdom.

Ralph Rondinone joined the Company in April 2012 as Vice President of Global Operations and Services, NSE and became Senior Vice President of Global Operations and Services, NSE in January 2013. Prior to joining the Company, Mr. Rondinone served as Senior Vice President of Operations at BigBand Networks from 2006 to 2012. Prior to that, Mr. Rondinone held executive positions in operations at Lucent Technologies, Ascend Communications, and Digital Equipment Corporation. Mr. Rondinone holds a B.S. in mechanical engineering from Worcester Polytechnic Institute.

Luke Scrivanich became the Vice President and General Manager of OSP in June 2012 and became Senior Vice President and General Manager of OSP in August 2012.

Mr. Scrivanich joined the Company in April 2008 as Vice President and General Manager of Flex Products. Prior to joining the Company in 2008, Mr. Scrivanich was with PPG Industries where he served in general management, marketing and strategic planning positions for various divisions, including fine chemicals, optical products and coatings. He previously held senior marketing positions at AGR International, Inc., a manufacturer of packaging inspection equipment. Mr. Scrivanich holds a B.S. in Chemical Engineering from Cornell University and an M.B.A. from the Harvard Graduate School of Business Administration.

Kevin Siebert joined the Company in September 2007, became Vice President, General Counsel and Secretary in February 2015 and became Senior Vice President, General Counsel and Secretary in August 2017. Before assuming the General Counsel role, Mr. Siebert held increasingly senior roles within the Company's legal department. Before joining the Company, Mr. Siebert was Senior Counsel at France Telecom from 2004 to 2007 where he primarily had legal responsibility for North American operations and also handled mergers and acquisitions, among other functions. Prior to that, Mr. Siebert served as in- house counsel at a technology company and held associate roles in private practice, focusing on mergers and acquisitions, corporate and telecommunications matters. Mr. Siebert holds a B.A. in Political Science from the University of Richmond and a J.D. from the Washington University School of Law.

Gary Staley joined the Company in February 2017 as Senior Vice President, Global Sales, Network and Service Enablement. Prior to joining the Company, Mr. Staley served as Vice President, Worldwide Channel Sales at NetScout Systems from July 2015 to January 2017 where he was responsible for the global partner network. Prior to that role, Mr. Staley was the Vice President of Worldwide Sales for Fluke Networks from 2012 to 2015 and Vice President of America Sales for Fluke Networks from 2010 to 2012. Earlier roles included sales leadership positions at Verizon, Alcatel-Lucent, AboveNet, Dell Technologies, Impreva and Firescope. Mr. Staley holds a Bachelor of Business Administration in Marketing from Ohio University.

Proposal 3   Advisory Vote on Executive Compensation

Pursuant to section 14A of the Securities Exchange Act, stockholders have the opportunity to cast an annual non-binding, advisory vote on the compensation of our NEOs. Accordingly, we are asking you to approve the following resolution at the 2024 Annual Meeting:

> "RESOLVED, that the stockholders approve, on a non-binding advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion."

You are encouraged to read the Executive Compensation section of this Proxy Statement, including the Compensation Discussion and Analysis ("CD&A"), along with the accompanying tables and narrative disclosure, which describe the compensation of our NEOs.

Although the advisory vote is non-binding, the Compensation Committee and the Board will review the results of the vote and will consider the results of the vote when making future compensation decisions. It is expected that the next advisory vote on the compensation of the Company's NEOs will be held at the 2025 Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE, ON AN ADVISORY BASIS, "FOR" THE APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

Message from the Chair of the Compensation Committee of the Board of Directors

Dear Fellow Stockholders,

This letter and the Compensation Discussion & Analysis ("CD&A") that follows highlights our financial and operational performance in FY24, the key compensation decisions that we made either in FY24 or based on FY24 performance with respect to our named executive officers ("NEOs"), and our response to stockholder feedback. As discussed in greater detail below, our compensation decisions and payouts in FY24 were closely aligned with our financial performance, and we followed through on our commitments to our stockholders to realign our executive compensation program with best practices.

FY24 Overview

During FY24, the business environment for VIAVI continued to be challenging, particularly in the North American service provider and enterprise customer markets. Field Instruments demand remained largely at the "maintenance" level due to the absence of major network build-outs and upgrades by Tier 1 service providers, particularly in North America. NE product demand continues to be impacted by sharply reduced research and development (R&D) and production capital expenditure spend by major wireless network equipment manufacturers (NEMs), who have reduced investment in response to significant cutbacks in 5G deployment by wireless operators. We expect the end market weakness in NE and SE to persist through the end of this calendar year and OSP demand is expected to be similar in FY25 as compared to FY24.

The Company is executing on the previously announced restructuring plan initiated in the fourth quarter of FY24 to better align VIAVI's business with the current environment. VIAVI further improved our balance sheet by retiring the 2024 Senior Convertible Notes upon maturity and repurchasing 2.3 million shares of common stock for $20.0 million.

Our long-term focus remains on executing against our strategic priorities to drive revenue and earnings growth, capture market share and continue to optimize our capital structure.

Key Compensation Decisions

We believe compensation decisions that we made with respect to our NEOs were strongly aligned with our financial performance.

- None of the NEOs received increases in base salaries in FY24.

- None of our NEOs received increases in their FY23 target annual cash incentive award opportunities (as a percentage of base salary) in FY24.

- None of our NEOs received any annual cash incentive award payouts in FY24.

- Only standard annual long-term incentives awards were granted in FY24, and the vesting of our MSUs in FY24 was reflective of our total shareholder return relative to the Nasdaq Telecommunications Index.

- Given the Company's challenging financial performance in FY24, the Compensation Committee did not approve any salary increases or increases in target annual cash incentive award opportunities for the CEO or CFO for FY25. Mr. Scrivanich and Mr. Staley each received increases in base salary for FY25 in line with market analysis.

Our Commitment to Compensation Best Practices

Following our strong 2023 say-on-pay vote results, in which 96% of votes cast (for or against), voted in favor of our executive compensation program, we continued with our commitments to our stockholders to align our compensation with best practices:

- With the exception of new hire grants to our newly appointed CFO, we did not grant any one-time equity awards to our executive officers in FY24 outside of our ongoing annual long-term incentive compensation program, and **we will not grant off cycle equity awards** for at least three years from September 29, 2022, except in connection with new hires and promotions.

- We did not grant any performance-based equity awards, which use an absolute stock price metric in FY24 and do not plan to do so in the future.

- We incorporated ESG goals into our FY24 and FY25 annual cash incentive plan.

- We continue to consider incorporating operating metrics into our annual long-term incentive plan when evaluating the design of our plan.

We invite you to review our CD&A, for more detailed information. We appreciate your ongoing support and seek your feedback, whether virtually or through written correspondence, on our compensation design and program.

Sincerely,

Keith Barnes

Chair, Compensation Committee of the Board of Directors

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides information on the goals and objectives of our executive compensation program, including VIAVI's compensation philosophy, which focuses on rewarding our executive officers for their central role in our growth and long-term performance. While the principles underlying this philosophy extend to all levels of the organization, this CD&A primarily covers the compensation provided to our named executive officers ("NEOs"). For FY24, our NEOs consisted of current and former executive officers listed below and presented in the executive compensation tables of this Proxy Statement. We use the term "Compensation Committee" in the CD&A and the executive compensation tables to refer to the Compensation Committee of VIAVI's Board of Directors.

Oleg Khaykin	President and Chief Executive Officer (our "CEO")
Ilan Daskal	Executive Vice President and Chief Financial Officer (our "CFO") [1]
Paul McNab	Executive Vice President and Chief Marketing & Strategy Officer
Luke Scrivanich	Senior Vice President Optical Security & Performance Products
Gary Staley	Senior Vice President, Global Sales, Network and Service Enablement
Henk Derksen	Former Executive Vice President and Chief Financial Officer [1]
Pamela Avent	Interim Chief Financial Officer ("Interim CFO") [1]

(1) On November 7, 2023, Mr. Daskal commenced his employment as VIAVI's Executive Vice President and Chief Financial Officer. Henk Derksen, VIAVI's former CFO, resigned effective September 30, 2023 and Pamela Avent served as VIAV's Interim CFO from the date of Mr. Derksen's departure through Mr. Daskal's start date.

Executive Summary

Business Results

During FY24, the business environment for VIAVI continued to be challenging, particularly in the North American service provider and enterprise customer markets. Field Instruments demand remained largely at the "maintenance" level due to the absence of major network build-outs and upgrades by Tier 1 service providers, particularly in North America. NE product demand continues to be impacted by sharply reduced research and development (R&D) and production capital expenditure spend by major wireless network equipment manufacturers (NEMs), who have reduced investment in response to significant cutbacks in 5G deployment by wireless operators.

We announced a restructuring plan in the fourth quarter of FY24 to better align our business with the current environment. We also further improved our balance sheet by retiring the 2024 Senior Convertible Notes upon maturity and repurchasing 2.3 million shares of our common stock for $20.0 million.

As we look forward to FY 25, we expect the conservative spend environment to persist for the remainder of calendar 2024 and a gradual demand recovery in the first half of calendar 2025. Our long-term focus remains on executing against our strategic priorities to drive revenue and earnings growth, capture market share and continue to optimize our capital structure. We remain positive on our long-term growth drivers and will continue to focus on executing our strategic priorities over the long-term to:

- Defend and demonstrate leadership in core business segments;
- Invest in secular trends to drive growth and expand Total Addressable Market;
- Extend VIAVI technologies and applications into adjacent markets and applications; and
- Continue productivity improvements in Operations, R&D and Selling, General and Administrative.

Net Revenues down 9.6% year-over-year	**GAAP Operating Margin down 530 basis points year-over-year to**	**Total Consolidated GAAP EPS decreased 209.1% year-over-year to**
$1.0 billion	**2.1%**	**$(0.12)** [1][2]
Capital Returned to Stockholders in FY24	**Non-GAAP Operating Margin down 410 basis points year-over-year to**	**Total Consolidated non-GAAP EPS down 40.0% year-over-year to**
$20.0 million	**11.5%** [2]	**$0.33** [2]

(1) GAAP EPS decreased in fiscal 2024 primarily due to the decrease in revenue and higher acquisition related charges.

(2)   Appendix A includes a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

Our Executive Compensation Program Focuses on Pay for Performance

The table below summarizes the performance-based compensation components of our executive compensation program.

Incentive Awards	Performance Highlights	Commentary
FY24 Target Annual Cash Incentive Award Opportunities (as a percentage of base salary)	▪ **Zero payouts to executives for both the H1 and H2 bonuses.** ▪ Mr. Khaykin, Mr. Daskal, Mr. Scrivanich and Mr. Staley each declined the FY24 cash incentive award payments that they would have been eligible to receive in light of the Company's overall financial performance.	Payouts were subject to the achievement of a threshold performance goal. Financial metrics were weighted at 100% and capped at 150% payout, except in the case of Mr. Staley's NSE sales booking goal, which was capped at 250% payout with respect to 40% weighting of his target annual cash incentive award opportunity. In FY24, an ESG negative modifier was added to the Executive Staff Variable Pay Plan for our CEO. For a description of the ESG negative modifier, please see page 56 under Financial Metrics.
Market-based Stock Units ("MSUs")[1]	▪ FY21 MSUs: 130.25% of 3rd tranche earned, based on our 67.1 percentile TSR ranking ▪ FY22 MSUs: 119.50% of 2nd tranche earned, based on our 62.8 percentile TSR ranking ▪ FY23 MSUs: 57.33% of 1st tranche earned, based on our 42.2 percentile TSR ranking (1) Earned based on total shareholder return through 9/15/23	Earned based on our total stockholder return ("TSR") relative to the performance of companies in the Nasdaq Telecommunications Index (the "Nasdaq Telecom Index") measured over one-year, two-year and three-year performance periods. Above median (55th percentile) performance required for a target payout.
FY21 Retention Awards: Performance-based Stock Units ("PSUs")	▪ 0% of PSUs have vested	There have been no shares awarded to any of our NEOs under the PSUs. The PSUs, which vest based on share price, have not vested as the share price target of $20 has not been achieved. While our CEO achieved his Executive Leadership Development and Succession Plan goals, his PSUs, which are associated with such goals remain subject to his continuing to provide services through February 2025 at which time such PSUs will vest in full.

2023 Say-on-Pay Advisory Vote - Stockholder Outreach

Every year, VIAVI provides our stockholders with the opportunity to vote to approve the compensation of our NEOs on an advisory basis, also known as a "say-on-pay" vote. At our 2023 Annual Meeting of Stockholders, approximately 96.8% of votes cast (for or against) were voted in favor of our executive compensation program.

Following the favorable 2023 say-on-pay vote, we continued to follow through with the commitments that we made to our stockholders to align our compensation with best practices, which included adding an ESG negative modifier to the FY24 Executive Staff Variable Pay Plan for our CEO.

CEO Compensation and Performance Alignment

The Compensation Committee takes its responsibility seriously to maintain appropriate pay for performance alignment with an emphasis on sustainable stockholder value creation. We set rigorous short- and long-term incentive goals and use equity in long-term incentives to ensure executive compensation is aligned with stockholder value creation, as illustrated in the chart below, which shows the relationship between our CEO's target compensation and realizable pay over the last two fiscal years. The realizable pay of our CEO's short-term incentive compensation is tied to the achievement of financial goals, while the realizable pay of his long-term incentive compensation is contingent upon the value of our stock price on both an absolute basis and relative to other companies in the Nasdaq Telecom Index.

Our stock price decreased by 39.4% at the end of FY24 and compared to the end of FY23. At the end of FY24, the realizable value of our CEO's target total direct compensation awarded in FY24 was only 36.4% of target.



($)	FY23 Target	FY23 Realizable	FY24 Target	FY24 Realizable
Base Salary	$895,192	$895,192	$900,000	$900,000
Non-Equity Incentive Plan Compensation	$1,118,990	—	$1,125,000	—
RSUs	$3,713,800	$2,037,700	$3,387,862	$2,279,590
MSUs	$4,364,672	$612,894	$4,034,907	$258,278
Total	**$10,092,654**	**$3,545,786**	**$9,447,769**	**$3,437,868**

"Target Pay" for each fiscal year is the sum of (a) the salary rate for that year, pro-rated accordingly based on the effective date of any increase, (b) the target annual cash incentive award opportunity, and (c) the grant date fair value for RSUs and MSUs.

"Realizable Pay" is the sum of (a) the salary earned for the applicable year; (b) the annual incentive award earned for the applicable year; (c) the value of RSUs granted in FY23 or FY24, as applicable, in FY24, which for (i) vested RSUs is equal to the closing stock price on the applicable vesting dates multiplied by the number of RSUs that vested on such dates, and (ii) unvested RSUs is valued based on our closing stock price of $6.87 on June 28, 2024, the last trading day of FY24, multiplied by the number of unvested RSUs as of the end of FY24; and (d) the value of MSUs granted in FY23 or FY24, as applicable, in FY24, which for: (i) unvested MSUs is equal to the number of shares that would have been earned based on actual results through the end of FY24, multiplied by our closing stock price on June 28, 2024, and (ii) vested MSUs is valued based on the number of shares earned multiplied by the closing stock price on the applicable vesting dates.

New CFO Employment Agreement

On October 18, 2023, the Company entered into an at-will employment agreement with Mr. Daskal. The Compensation Committee together with the members of our Board spent significant time reviewing Mr. Daskal's compensation terms with its independent compensation consultant. In setting Mr. Daskal's new hire compensation, the Compensation Committee took into account the following factors:

- The critical importance of hiring an experienced, well-regarded CFO;
- The competitive landscape for top talent;
- Our prior permanent CFO's compensation, including with respect to severance benefits;
- The need to compensate Mr. Daskal for the base salary differential between his role at his prior employer and VIAVI;
- Mr. Daskal's prior severance benefits; and
- The value of Mr. Daskal's cash incentive compensation and equity awards from his prior employer, which would be forfeited.

The rationale for each of the elements of Mr. Daskal's compensation and how each element aligns with our compensation philosophy is summarized in the table below.

Compensation Element	Description	Rationale
Base Salary	$570,000	Provides a predictable level of income; reflects role and responsibilities as well as market competitiveness and prior compensation considerations
Annual Incentive Bonus Target	100% of base salary (target)	Reflects role and responsibilities as well as market competitiveness and prior compensation considerations. Ties additional upside earning opportunity to Company and individual performance results.
Annual Equity Incentives	Annual equity awards with a target value of $2,500,000 commencing in FY24 • 50% in MSUs, which vest based on relative TSR over three years, and • 50% in RSUs, which vest annually over three years	Reflects role and responsibilities as well as market competitiveness and prior compensation considerations
Replacement Equity Grants	New hire replacement equity grants with a target value of $4,500,000: • 50% in MSUs, which vest based on relative TSR over four years, and • 50% in RSUs, which vest annually over four years The MSUs have the same design as our annual MSUs, except that they are measured over one-year, two-year, three-year and four-year performance periods.	The replacement equity grants were made in respect of the estimated value of outstanding equity awards that Mr. Daskal forfeited when he left his prior employer, and are intended to drive our long-term performance, and support retention.
Signing Bonus	$500,000, with 50% paid on his first payroll date, and 50% paid on the six-month anniversary of his start date, subject to repayment if Mr. Daskal is terminated by the Company for Cause (as defined in his agreement) or voluntarily terminates his employment with the Company.	In consideration of Mr. Daskal's cash incentive opportunity that was forfeited from his prior employer and consistent with market practice
Severance Benefits	Participation in the Company's Change of Control Benefits Plan. Mr. Daskal's definition of "Good Reason" for purposes of the plan also includes a material reduction in his duties, authority, reporting relationships or responsibilities, including not being the chief financial officer of a publicly reporting company after a Change of Control (as defined in the plan). Further, if Mr. Daskal's employment is involuntarily terminated other than for Cause, outside of the Change of Control period, he will receive: • A severance payment equal to 18-months of his base salary, and • Healthcare payments for the lesser of a period of 18 months or the period of his eligibility under COBRA.	Our prior CFO was entitled to the same severance benefits in the event he was involuntarily terminated other than for cause, outside of the Change of Control period. Please see Severance and Change of Control Benefits below for more information regarding the material features of the Executive Change of Control Benefits Plan.

Compensation Philosophy

Our executive compensation program is based on the following objectives:

Pay for Performance	**Competitiveness**	**Outperformance**
Align executive compensation to the success of our business objectives and the VIAVI growth strategy	Provide competitive compensation that attracts and retains top-performing executive officers	Motivate executive officers to achieve results that exceed our strategic plan targets

Stockholder Alignment	**Balance**	**Internal Pay Equity**
Align the interests of executive officers and stockholders through the managed use of long-term incentives	Set performance goals that reward an appropriate balance of short and long-term results	Establish internal pay equity amongst executive officers

Compensation Governance Highlights

We are committed to maintaining an executive compensation program that is consistent with compensation governance best practices:





What We Do

- **Compensation Committee is comprised 100% of independent Directors.**

- **Independent compensation consultant retained by the Compensation Committee.**

- **Balance short and long-term incentives, cash and equity and fixed and variable pay elements.**

- **Performance-based annual equity awards comprising approximately 50% of the overall equity allocation to executive officers.**

- **Require one-year minimum vesting for equity awards, subject to certain limited exceptions.**

- **Maintain a clawback policy that applies to both cash incentives and equity awards.**

- **Assess and mitigate compensation risk.**

- **Solicit an annual advisory vote on named executive officer compensation.**

- **Maintain stock ownership guidelines.**

What We Don't Do

- No employment agreements that provide for multi-year guarantees of salary increases, bonuses, or equity compensation without further Board or Compensation Committee approval.

- No repricing or repurchasing of underwater stock options without stockholder approval.

- No dividends or dividend equivalents on unearned awards.

- No pledging or hedging of VIAVI securities.

- No "single trigger" change in control acceleration of vesting for equity awards.

- No excessive perquisites.

- No excessive cash severance payments or benefits.

- No executive pension plans.

- No supplemental executive retirement plans.

- No "golden parachute" tax gross-ups.

FY24 Target Compensation

A significant majority of the target total direct compensation of our executive officers is in the form of compensation that is variable or "at-risk" based on our performance or the value of our stock price. The at-risk elements of our FY24 executive compensation program include (i) the annual cash incentive plan, and (ii) our long-term equity incentive compensation plan, through which RSUs and MSUs were granted as long-term equity incentive awards.

FY24 CEO TARGET COMPENSATION[(1)]



Performance-based (55%)
9%
12%
36%
Long-Term (79%)
43%
At-Risk (91%)

FY24 OTHER NEO TARGET COMPENSATION[(1)]





Performance-based (53%)
13%
12%
34%
Long-Term (75%)
41%
At-Risk (87%)

- Salary
- Annual Incentive Bonus
- MSUs (based on TSR with three overlapping performance periods of one, two, and three years)
- RSUs (vest annually over 3 years, with 1/3 vesting on each anniversary of the date of grant)

(1) The charts above reflect (a) the base salary rate for FY24, pro-rated accordingly based on the effective date of any increase or hire date. (b) the target annual cash incentive award opportunity for FY24, and (c) the grant date fair value of FY24 long-term incentive compensation awards. The charts do not include Mr. Daskal's new hire replacement equity grants.

FY24 Executive Compensation Overview

The following charts provide information regarding the elements of our FY24 executive compensation program.

Core FY24 Compensation Elements

Base Salary

Purpose:	Base salaries compensate our NEOs for expected levels of day-to-day performance.
Characteristics:	Base salaries should be determined by each NEO's role and responsibilities, experience, skills, performance, expected future contributions, compensation levels for comparable positions at peer group companies, and retention considerations.

Annual Cash Incentive Awards

Purpose:	Align NEO performance with short-term financial goals.
Characteristics:	Cash incentive payments can be earned by our NEOs only if we achieve a significant level of our financial performance goals, which are aligned to our long-term strategic plan.

Annual MSUs

Purpose:	Align interests of NEOs and stockholders through incentivizing long-term stock price growth relative to Nasdaq Telecom Index, and encourage retention and; manage dilution.
Characteristics:	Annual MSUs vest based on our TSR relative to the performance of the companies in the Nasdaq Telecom Index, with three overlapping performance periods of one, two, and three years.

Annual RSUs

Purpose:	Align interests of NEOs and stockholders through incentivizing long-term stock price growth on an absolute basis, and encourage retention and; manage dilution.
Characteristics:	Annual RSUs vest annually over a three-year period, subject to continued service with us, and become more valuable as our stock price increases, which benefits all stockholders.

Elements of FY24 Executive Compensation

Base Salary

Base salaries compensate our NEOs for expected levels of day-to-day performance and are based on roles and responsibilities, experience, skills, performance, expected future contributions, compensation levels for comparable positions at peer companies, as well as retention considerations. None of our NEOs received a salary increase from FY23. Ms. Avent received an additional payment of $15,000 per month for four months in connection with her service as Interim CFO. The table below sets out each NEO's base salary for FY24.

NEO	FY23 Salary ($)	FY24 Salary ($)	Salary Increase (%)
Oleg Khaykin	900,000	900,000	—
Ilan Daskal	—	570,000	—
Paul McNab	450,000	450,000	—
Luke Scrivanich	400,000	400,000	—
Gary Staley	420,000	420,000	—
Henk Derksen	525,000	525,000	—
Pamela Avent	316,700	316,700	—

Annual Cash Incentive Awards

ANNUAL CASH INCENTIVES

The Executive Staff Variable Pay Plan (the "Executive VPP") for most of our NEOs and others in executive staff roles for FY24, provided for cash awards, which were earned based on the achievement of six-month financial objectives established by the Compensation Committee. Six-month financial objectives were chosen instead of annual objectives to account for the cyclical nature and volatility of our business and were based on the financial plan approved by the Board for that period. Depending upon VIAVI's performance, the payout for the financial metrics ranged from 0% to 150% of target except in the case of Mr. Staley's NSE sales bookings goal, which was capped at a 250% payout with respect to 40% weighting of his target incentive opportunity. After each performance period, the Compensation Committee certified our actual performance against the objectives. No cash incentives were paid in FY24. For FY24, all our NEOs participated in the Executive VPP, except for Mr. Derksen who resigned in September 2023 and Ms. Avent, our Interim CFO, who participated in our standard Employee VPP program for Corporate Shared Services.

VPP Award Opportunities

A target annual cash incentive award opportunity is the amount of cash incentive compensation that a NEO could earn based on achievement of pre- established performance goals under the Executive VPP or in the case of Ms. Avent, the Employee VPP. Targets are expressed as a percentage of the NEO's earned base salary. In reviewing target award opportunities, the Compensation Committee takes into consideration each NEO's role and responsibilities, our financial performance projections, the budget for the coming year, pay at comparable companies, historical compensation levels and the resulting total target cash compensation that can be earned given the individual's earned base salary and related target incentive award opportunity. The target annual cash incentive award opportunity (as a percentage of earned base salary) for each of our NEOs for FY24 are set forth below. None of our NEOs received increases in their FY24 target annual cash incentive award opportunities (as a percentage of base salary) in FY24, except for Ms. Avent, whose target incentive opportunity under the Employee VPP increased from 40% to 50% of her base salary for four months in connection with her service as Interim CFO. Ms. Avent also received an additional cash bonus of $70,000, payable in one lump sum, upon her commencement of service as our Interim CFO. She will also receive a cash bonus of $50,000, payable in one lump sum in November 2024 and a cash bonus of $50,000 payable in one lump sum in November 2025, each subject to Ms. Avent's continued service through the payment date.

50% of each NEO's target annual cash incentive award opportunity is tied to each six-month performance period.

NEO	FY24 Target Annual Cash Incentive Award Opportunity (% of Earned Base Salary)
Oleg Khaykin	125%[1]
Ilan Daskal	100%
Paul McNab	85%
Luke Scrivanich	85%
Gary Staley	85%
Henk Derksen	NA
Pamela Avent	50% [2]

(1) In FY24, a negative ESG modifier was added to the VPP plan for our CEO. For a description of the ESG negative modifier, please see page 56 under Financial Metrics.
(2) Ms. Avent's target incentive opportunity was temporarily increased from 40% to 50% for four months in connection with her service as Interim CFO.

Financial Metrics for FY24

During FY24, for purposes of the Executive VPP, we used different financial metrics for our executive staff, including our NEOs, who are considered members of the (i) Corporate department ("Corporate VPP"), (ii) OSP business segment ("OSP VPP"), (iii) Network and Service Enablement ("NSE") business segments ("NSE VPP"), and (iv) NSE Sales department ("NSE Sales VPP").

The financial metrics that were selected and the rationale for these metrics are summarized in the table below.

Corporate Financial Goals	Definition	Rationale
GAAP revenue	Revenue as calculated in accordance with GAAP.	Incentivizes revenue growth and rewards efforts to retain customers and expand our business.
Non-GAAP operating profit	GAAP operating income, excluding stock-based compensation, change in fair value of contingent liability, other charges unrelated to core operating performance, amortization of intangibles and restructuring and related benefits.	Ensure appropriate investment to drive growth and support operating effectiveness.
NSE Sales	A valid purchase order, subject to the Viavi Order Acceptance Policy, for an eligible Viavi NSE product which has been entered in the Viavi financial books.	Incentivizes future revenue growth.

For FY24, the Compensation Committee believed the consistent application of this blend of performance metrics would contribute to our consistent revenue growth and profitability achievement. The Compensation Committee set the numeric goals for each performance metric based on the FY24 operating plan approved by our Board.

***ESG Negative Modifie*r**

As part of our ongoing commitments to shareholders, in FY24, the Board incorporated ESG goals into our CEO's VPP (the "ESG Negative Modifier"). The ESG goals serve as a negative modifier to the financial metrics described above. Non-achievement of one or more of the ESG goals would reduce our CEO's VPP bonus payment by up to ten percent in the aggregate.



-10% Negative Modifier
ESG Topic 1
4% Human Capital
ESG Topic 2
3% EHS
ESG Topic 3
3% Cyber Security

Annual Cash Incentive Award Calculations and Measures

For FY24, the award payouts under the Executive VPP for our participating NEOs would have been calculated by multiplying the individual's earned base salary for the performance period by the individual target annual cash incentive award opportunity and financial metric attainment percentage and, in the case of our CEO, by also applying the ESG Negative Modifier.

Payout Formula



H1 Financial Objectives **H2 Financial Objectives**	**=**	**Earned Base Salary for Period**	**X**	**Target Annual Cash Incentive Award Opportunity (% of Earned Base Salary)**	**X**	**Financial Metric Attainment % (100% weighting)**

The following tables describe the threshold, target, and maximum performance levels for each of the financial metrics as well as reporting the actual results and achievement percentage for FY24. Payouts could have ranged from 0% to 150% for these metrics. None of our NEOs participating in the VPP received any annual cash incentive award payouts in FY24. While Mr. Khaykin, Mr. Daskal, Mr. Scrivanich and Mr. Staley were eligible to earn FY24 cash incentive award payments, each declined payments prior to the Compensation Committee determining their payouts given the Company's overall financial performance.

Corporate VPP ***(Participants: Messrs. Khaykin and Daskal)***																
		H1 FY24							**H2 FY24**							
Goal	Weighting	Threshold	50%	100%	150%	Results	% Achievement	Payout	Threshold	50%	100%	150%	Results	% Achievement	Payout
NSE Revenue (in millions)	25%	378	391	436	481	350	0%	0%	397	409	455	501	352	0%	0%
OSP Revenue (in millions)	25%	149	154	166	178	152	34%	0%	151	156	168	180	146	0%	0%
NSE Non-GAAP Operating Profit (in millions)	25%	32	41	71	101	8	0%	0%	40	48	78	108	0	0%	0%
OSP Non-GAAP Operating Profit (in millions)	25%	53	56	62	69	57	53%	0%	54	57	64	178	50	0%	0%

OSP VPP (Participant: Mr. Scrivanich)			
Goal	Weighting	**H1 FY24** Percentage of Achievement Against Target [1]	**H2 FY24** Percentage of Achievement Against Target[1]
OSP Revenue	50%	34%	0%
OSP Non- GAAP Operating Profit	50%	53%	0%

NSE VPP (Participant: Mr. McNab)			
Goal	Weighting	**H1 FY24** Percentage of Achievement Against Target [1]	**H2 FY24** Percentage of Achievement Against Target[1]
NSE Revenue	50%	0%	0%
NSE Non- GAAP Operating Profit	50%	0%	0%

NSE Sales VPP (Participant: Mr. Staley)			
Goal	Weighting	**H1 FY24** Percentage of Achievement Against Target [1]	**H2 FY24** Percentage of Achievement Against Target[1]
NSE Revenue	40%	0%	0%
NSE Non-GAAP Operating	20%	0%	0%
NSE Bookings [2]	40%	81%	81%

(1)   Our business segment targets reflect our analyses, expectations and objectives for our business segments, taking into consideration then current forecasted economic conditions, the outlook for the industry and our businesses, technology and new product development. Due to the confidential and commercially sensitive nature of these analyses, expectations and objectives, we believe the specific disclosure of business segment targets could result in competitive harm to us. It is for this reason that they are not disclosed for the OSP VPP, NSE VPP, and NSE Sales VPP.

(2)   NSE Booking reflects Annual achievement.

In FY24, our CEO achieved the following ESG goals:

*   **Human Capita**l: Designed employee engagement and employee experience strategy.
*   **EHS:** Deployed comprehensive health and safety training; Maintained industry leading safety record - 0.15 recordable injuries per 100 full time employees (or 1.5 per thousand).
*   **Cyber Security:** Achievement of cybersecurity certification - ISO 27001 certification.

As all the ESG goals were achieved, the negative modifier would not have been applied, if Mr Khaykin did not decline a payout under the VPP plan.

Ms. Avent participated in the Employee VPP Shared Services Program and did not receive a VPP payout in FY24 as the targets were not achieved.

Long-Term Incentive Compensation

We believe that equity awards align the interests of our executive officers with the long-term interests of our stockholders by rewarding long-term value creation measured by our stock price and by providing retention incentives through multi-year vesting periods.

FY24 EQUITY AWARDS – ANNUAL EQUITY AWARDS

The Compensation Committee granted the following annual equity awards in the first quarter of FY24 to our NEOs under our Amended and Restated 2003 Equity Incentive Plan (the "2003 Plan"):

FY24 EQUITY AWARDS



MSUs 50%   RSUs 50%

- *Annual MSUs*, which are earned and vest based on our TSR relative to the performance of companies in the Nasdaq Telecom Index, with three overlapping performance periods of one, two and three years.

- *Annual RSUs*, which, for RSUs granted in FY24, vest annually over three years, with 1/3 vesting on each one-year anniversary of the date of grant.

The Compensation Committee believes granting MSUs is appropriate because, among other things, MSUs encourage our NEOs to focus on long-term value creation, since MSUs reward sustained increases in our stock price relative to the Nasdaq Telecom Index. The Compensation Committee also believes granting RSUs also promotes long-term performance as they are directly subject to increases and decreases in our stock price, further aligning NEO and stockholder interests.

With the exception of Ms. Avent, who received the standard employee annual l grant of time-based RSUs, the annual equity compensation program for our NEOs for FY24 consisted of an equally weighted mix of MSUs and RSUs consistent with our commitment to pay-for-performance as well as other considerations, as described below:

NEO	MSU Shares (Target # of shares)	Time-Based RSU Awards (Target # of Shares)	Grant Date Fair Value of Equity Awards ($)
Oleg Khaykin	331,818	331,818	6,775,724
Ilan Daskal [1]	113,636	113,636	1,809,085
Paul McNab	38,636	38,636	788,947
Luke Scrivanich	40,909	40,909	835,362
Gary Staley	45,454	45,454	928,171
Henk Derksen	N/A	N/A	N/A

Target Dollar Value Used to Calculate Number of Units. The number of MSUs and RSUs granted to each NEO was based on a target dollar value divided by the average closing price per share of our common stock over the 60 trading days immediately preceding the grant date of August 28, 2023, or an $11 floor, whichever is higher, with approximately 50% of the dollar value being allocated to each type of award.

In determining the size of each NEO's target dollar value, the Compensation Committee considered each NEO's role and responsibilities, historical compensation levels, the average size and potential returns of comparable awards made to NEOs in similar positions at the companies in our compensation peer group, the NEO's potential for increased responsibility and promotion over the award term and the NEO's individual performance in recent periods, and internal pay equity. The Compensation Committee also considered the value of outstanding unvested equity awards held by the NEO to maintain an appropriate level of equity incentives for that NEO. Our equity budget for the coming fiscal year and the impact on our burn rate were also critical factors, as the Compensation Committee was mindful of potential stockholder dilution when approving equity awards. The Compensation Committee did not have a specific formula that weighed these factors.

The following table sets forth the initial target dollar value of each NEO's equity award. None of our NEOs received increases in their initial target dollar value in FY24. Mr. Derksen did not receive any equity awards as he resigned.

NEO	FY24 Approved Target Dollar Value ($)
Oleg Khaykin	7,300,000
Ilan Daskal [1]	2,500,000
Paul McNab	850,000
Luke Scrivanich	900,000
Gary Staley	1,000,000
Henk Derksen	N/A
Pam Avent	170,000

The actual grant date fair value for the MSUs and RSUs reflected in the table above and the "FY24 Summary Compensation Table" is different from the target dollar value, as it is based on the accounting value of the awards on the effective grant date.

(1) These tables only reflect Mr. Daskal's annual equity awards in FY24.   He received the annual FY24 MSU and RSU awards (as shown in the tables above) which vest over three years with the same terms as the other NEOs as he did not receive an annual grant at Bio-Rad Laboratories due to his resignation.
(2) Please see the Grant of Plan-based Awards table for more information regarding Ms. Avent's time-based RSUs.

MSU Awards

The MSUs that were granted in FY24 will be earned based on our TSR relative to the performance of the companies in the Nasdaq Telecom Index, with three overlapping performance periods and 1/3rd of the shares earned based on relative TSR measured over one-year, two-year and three-year measurement periods ending on September 15, 2024, September 15, 2025 and September 15, 2026, respectively. The closing price for each period, determined as the weighted average closing price of our common stock for the period from August 1st to September 15th of the appropriate year, will be compared against our weighted average stock price during the period of August 1, 2023 to September 15, 2023. The MSU award consists of three equal tranches, with one tranche assigned to each measurement period.

The actual number of shares of our common stock that are earned and will vest will be determined by the Compensation Committee after the end of each measurement period based on our TSR ranking relative to the Nasdaq Telecom Index for the period and will range from 0% to 150% of the target number of shares for that period. In order to vest at 100% of the target number of shares subject to the MSUs, our TSR must be ranked at the 55th percentile of the Nasdaq Telecom Index for each measurement period. The Compensation Committee believes that the Nasdaq Telecom Index is an appropriate benchmark because it represents a broad representation of the potential opportunity cost of investing in the Company rather than other telecommunications companies from an investor's perspective.

The actual percentage of shares earned will be determined by the Compensation Committee at the end of each year of the overall three-year performance period for the MSUs and will be interpolated on a linear basis for performance between threshold and target and target and maximum for each level of achievement as follows:

Performance Threshold/Target	Shares Earned
0-25th Percentile	0% of Target Shares
25th-55th Percentile	0%-100% of Target Shares
55th-75th Percentile and Above	100%-150% of Target Shares

Each earned unit converts into one share of common stock on the vesting date.


0 - 25th percentile
25th - 55th percentile
55th - 75th percentile
Above 75th percentile, Max psayout is 150%
No MSUs vest if the 25th percentile performance threshold is not met
0% - 100% of the MSUs may vest
100% - 150% of the MSUs may vest
100% of the MSUs may vest
150% of the MSUs may vest

MSUs Earned in FY24

The following table shows the MSUs earned by our NEOs in FY24.

MSUs Earned in FY24	Measurement Period	Measurement Period Ranking
FY21 MSUs: **130.25%** of 3rd tranche earned	8/1/20 to 9/15/20 vs 8/1/23 to 9/15/23	**67.1** percentile TSR ranking
FY22 MSUs: **119.50%** of 2nd tranche earned	8/1/21 to 9/15/21 vs 8/1/23 to 9/15/23	**62.8** percentile TSR ranking
FY23 MSUs: **57.33%** of 1st tranche earned	8/1/22 to 9/15/22 vs 8/1/23 to 9/15/23	**42.2** percentile TSR ranking
FY21 CFO MSUs: **118.00%** of 3rd tranche earned [1]	3/15/21 to 4/28/21 vs 8/1/23 to 9/15/23	**62.2** percentile TSR ranking

NEO	FY21 MSUs # of Shares Earned	FY22 MSUs # of Shares Earned	FY23 MSUs # of Shares Earned
Oleg Khaykin	114,427	82,690	48,776
Ilan Daskal	N/A	N/A	N/A
Paul McNab	13,077	10,040	5,679
Luke Scrivanich	13,895	10,631	6,013
Gary Staley	16,347	11,812	6,681
Henk Derksen[1]	27,031	11,812	13,363
Pam Avent	N/A	N/A	N/A

(1)   Mr. Derksen's MSUs were granted with four vesting tranches in connection with his hire, and his initial measurement period is reflective of his March 15, 2021 start date. Mr. Derksen's unvested MSUs terminated effective September 30, 2023 in connection with his departure.

Long-Term Retention PSUs and RSUs

In FY21, we experienced retention issues related to the highly competitive talent market within which we compete, as a number of the core members of our executive team were recruited to work for other companies, which ultimately culminated in the departure of our then Chief Financial Officer. Such concerns led the Compensation Committee in February 2021 to approve an Executive Retention Plan, pursuant to which key executive officers, including our CEO, received long-term equity awards, 50% of which were performance-based and 50% of which were time based.

Our CEO received 50% of his performance-based awards in the form of performance-based stock units that vest based on the achievement of share-price targets ("Share Price PSUs") and 50% in the form of performance-based stock units that vest based on Executive Leadership Development and Succession plan goals specific to him ("Executive Leadership PSUs"). 100% of the performance-based awards of the other key executive officers were in the form of Share Price PSUs.

In FY23, our Board determined that our CEO achieved his Executive Leadership PSU goal, which included developing CEO success profile, which was approved by the Board, identifying internal candidates and benchmarking external candidates against the success profiles, making a detailed presentation to the Board of Directors covering the outcome of an internal and external assessment, and preparing individual development plans for internal candidates. However, our CEO's Executive Leadership PSUs remain subject to his continuing to provide services through February 2025 at which time such PSUs will vest in full.

No Vesting to Date

There have been no shares delivered to our CEO or to any of our NEOs under any of the Share Price PSU or RSU awards as the share price goal of $20 has not been achieved and the RSUs remain subject to a four-year "cliff" vesting requirement.

CEO Retention Awards[1][2]

(1) Reflects aggregate grant date fair value of PSUs and RSUs.
(2) Reflects realizable value of PSUs and RSUs, calculated by multiplying the number of outstanding RSUs held by our CEO by our closing stock price of $6.87 on June 28, 2024. The Share Price PSUs had a realizable value of $0 as of June 29, 2024 given that the stock price target has yet to be achieved.



Grant Date Fair Value of the CEO Retention Awards: $7.6m

Realizable Pay as of June 29, 2024: $2.5m

Daskal New Hire Equity Grants

In connection with his hiring as our CFO, we granted Mr. Daskal new hire equity grants, which were composed of 50% RSUs and 50% MSUs. Mr. Daskal's equity grants are intended to replace the estimated value of the outstanding equity awards that Mr. Daskal forfeited when he left his prior employer, as well as to drive our long-term performance and support retention. The RSUs and MSUs have a four-year total vesting period. Please see "New CFO Employment Agreement" above for more information.

Other Benefits

General Health, Welfare and Other Benefit Plans	Perquisites and Other Benefits
We believe that our executive officers should not operate under different standards than our other employees. Accordingly, our executive officers are eligible to participate in a variety of employee benefit plans on the same terms as our other employees, including our healthcare, insurance, and other welfare and employee benefit programs. We believe these benefits are consistent with benefits provided by our compensation peer group and help us to attract and retain high quality executive officers.	No executive perquisites or other personal benefits, outstanding loans of any kind or other special executive benefits were given to our executive officers in FY24. In general, VIAVI and the Compensation Committee do not provide perquisites or other personal benefits to our executive officers.

Severance and Change of Control Benefits

Name of Plan	Material Features
Executive Change of Control Benefits Plan (Covers all NEOs except for our CEO)	▪ "Double-trigger" provisions to preserve morale and productivity, encourage executive retention to maintain the stability of our business during a change of control and protect executive officers in the event of job loss. ▪ A departing executive officer must sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation payments or benefits. ▪ Provides comparable benefits offered by members of our compensation peer group, which helps us attract talented executive officers and maintain a consistent management team.
CEO Employment Agreement	▪ Limited severance payments and benefits outside of a change in control and "double trigger" provision in the event of a change in control. ▪ Our CEO must sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation payments or benefits. ▪ Provides comparable benefits offered by members of our compensation peer group.
CFO Employment Agreement	▪ Limited payments and severance benefits outside of a change in control and "double trigger" provision in the event of a change in control. ▪ Our CFO must sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation payments or benefits. ▪ Provides comparable benefits offered by members of our compensation peer group.
Equity Plan Awards	▪ Consistent with the practice of many of our compensation peers and to encourage our executive officers and other employees to remain employed with us, all grants of RSUs and MSUs provide for full vesting upon death or disability, with MSUs vesting at the target performance level. ▪ Limited pro-rata vesting of Retention RSUs in the event of an involuntary termination of employment outside of a change in control to reward prior service; all Executive Leadership PSUs and Share Price PSUs will terminate in such circumstances consistent with our pay for performance philosophy. ▪ The Executive Leadership PSUs and Share Price PSUs provide that, in the event of a change in control in which the PSUs are assumed, the PSUs will convert to time-based awards and vest upon the end of the applicable four-year retention period, subject to any qualifying termination, to promote the stability and focused service of our CEO and other NEOs during a potentially uncertain time.

See the subsection titled "Potential Payments upon Termination of Employment or Change of Control" in the "Executive Compensation Tables" section below for more information regarding each of these plans or arrangements as well as our estimated potential payment obligations.

In September 2023, Mr. Derksen resigned as the Company's Executive Vice President and Chief Financial Officer and did not receive any severance benefits in connection with his departure and all his unvested and outstanding equity awards terminated without consideration.

FY25 Executive Compensation

Base Salary

For FY25, in light of company performance, the Compensation Committee did not increase the base salaries of our CEO, CFO or Mr. McNab. Mr. Scrivanich received an increase from $400,000 to $410,000 and Mr. Staley received an increase from $420,000 to $435,000, based on market competitiveness, individual performance and internal equity considerations.

Annual Cash Incentive Awards

In FY25, the Compensation Committee increased the weighting of the revenue goal from 50% to 60% for each of the Corporate VPP, NSE VPP and OSP VPP plans and from 40% to 50% for the NSE Sales VPP. These changes were made to incentivize participating executives to drive revenue and strategic growth.

Our CEO's Executive VPP once again was approved with an ESG modifier, which included goals related to employee engagement and succession planning, greenhouse gas emissions, employee safety practices and training, and advancing VIAVI's cybersecurity capabilities.

No changes were made to the target annual cash incentive award opportunities of our NEOs for FY25.

Long-Term Incentive Compensation

For FY25, our CEO's equity mix will shift from 50% MSUs and 50% RSUs to 60% MSUs and 40% RSUs.   The Board made this change in light of the Company's financial results in FY24 and to increase the emphasis on our long-term performance and increasing our shareholder value overtime.

None of our NEOs received increases in their initial target dollar value in FY25.

Other Important Compensation Practices

Policy	Considerations	Material Features
Anti-Hedging Policy	• Hedging insulates executive officers from stock price movement and reduces alignment with stockholders.	• Pursuant to our Insider Trading Policy, all Board members, employees (including executive officers), contractors, and consultants of VIAVI and its subsidiaries, and their immediate family members, co-inhabitants, and controlled parties are prohibited from engaging in the following types of hedging transactions involving our common stock: (i) short sales, (ii) transactions involving publicly traded options, including put options, call options, and other derivative securities, and (iii) hedging or monetization transactions, including the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds.
Anti-Pledging Policy	• Pledging raises potential risks to stockholder value, particularly if the pledge is significant.	• Our Insider Trading Policy prohibits Board members, employees (including executive officers), contractors and consultants of VIAVI and its subsidiaries, and their immediate family members, co-inhabitants, and controlled parties from holding our securities in margin accounts or pledging securities.
Equity Grant Timing Policy	• Equity award grants should not be timed to take advantage of the release of material nonpublic information.	• Our executive officers are generally granted equity awards, which include a mix of RSUs and MSUs as described above, at the beginning of each fiscal year at a Compensation Committee meeting that is typically scheduled more than a year in advance. • New-hire, retention, promotional, or as otherwise necessary equity awards for executive officers are generally granted on the 28th day of the second month of the quarter. • We do not time the release of material nonpublic information for the purpose of affecting the value of executive compensation, nor do we time the grant of equity awards to our share price or factors, which may affect our future share price.
Burn Rate Policy	• Dilution to our existing stockholders should be closely managed.	• The Compensation Committee approves an annual gross equity budget at the beginning of the fiscal year to achieve a gross burn rate that approximates the average burn rate for peer group companies and the telecommunications industry more generally. • Our gross burn rate was ~1.8%[1] for FY24.
Stock Ownership Policy	• Stock ownership among our executive officers and non-employee members of the Board encourages incentive alignment with stockholders.	• We maintain robust formal stock ownership requirements for our executive officers and the non-employee members of the Board, as described in "Stock Ownership Guidelines" below. Under our stock ownership policy, the Board has the discretion to determine how to address any non-compliance with the policy on a case-by- case basis.
Clawback Policy	• We should be able to recoup compensation in the event of a restatement, a non-restatement related miscalculation, or misconduct of any Section 16 officers .	• We maintain a Compensation Recovery Policy, which applies to all executive vice presidents and above, which provides for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers as required by SEC and Nasdaq rules. Our Compensation Recovery Policy also allows our Compensation Committee to recover all forms of cash and equity incentive compensation, whether time-based or performance-based in the event of a non-restatement related miscalculation or in the event that a covered person has engaged in misconduct or was aware of or willfully blind to misconduct that occurred in an area over which the covered person had supervisory authority.

(1)   Gross Burn Rate is calculated as (a) the number of new RSU stock awards granted under the 2003 Plan plus the number of PSU awards earned in the fiscal year, divided by (b) the weighted average common shares outstanding of the Company at the end of the fiscal year.

Our Compensation Decision-Making Process

ROLE OF COMPENSATION COMMITTEE AND BOARD	▪ The Compensation Committee is responsible for determining the compensation of our executive officers (other than our CEO) and making recommendations to the Board regarding the compensation of our CEO and meets regularly throughout the year to review and discuss, among other items, our compensation philosophy, changes in compensation governance, compliance rules and best practices, and the composition of our compensation peer group for pay comparisons. ▪ The Board determines the compensation of our CEO based on the recommendations of the Compensation Committee.
ROLE OF COMPENSATION COMMITTEE CONSULTANT	▪ The Compensation Committee directly retained the services of Compensia, Inc. ("Compensia") as its compensation consultant for FY24. ▪ The Compensation Committee conducts an annual assessment of its consultant's performance and independence and, based on its assessment, determines whether to re-appoint its consultant each year. ▪ In FY24, the Compensation Committee assessed the independence of Compensia pursuant to the Nasdaq Listing Standards and SEC rules and concluded that Compensia is independent and that no conflict of interest has arisen or will arise that would prevent Compensia from serving as an independent consultant to the Compensation Committee. ▪ In FY24, the services provided by Compensia included: ◦ Assisting in the selection of our compensation peer group companies ◦ Collecting and analyzing compensation market data drawn from companies that the Compensation Committee selected as a "peer group" of technology companies, as well as a broader set of competitive market data based on the AON/Radford Global Technology Survey; ◦ Assisting the Compensation Committee in interpreting and understanding the compensation market data; ◦ Updating the Compensation Committee on recent corporate governance trends and regulatory updates; ◦ Advising on the reasonableness of our NEO and senior management's compensation levels and programs; ◦ Assisting in the review of non-employee Director compensation, including providing compensation market data; ◦ Assisting in the review of the compensation disclosure in our proxy statement; ◦ Assessing a detailed analysis of our cash and equity compensation plans conducted by the Company to provide an independent view of the risks associated with our compensation programs, including those for our NEOs and any other employees; and ◦ Attending Compensation Committee meetings, including meeting with the Compensation Committee in private sessions, without any members of senior management present.
ROLE OF MANAGEMENT	▪ The Compensation Committee discusses NEO performance assessments and compensation targets with our Board chair and our Senior Vice President, Human Resources. ▪ To assess our CEO's performance, the Compensation Committee oversees a comprehensive assessment process including feedback from the Board and members of senior management and is facilitated by our Senior Vice President, Human Resources. ▪ We also have an executive compensation team that provides background on company budgetary constraints and internal pay comparisons to help the Compensation Committee understand Compensia's recommendations in those contexts. NEOs are not present for Compensation Committee decisions related to their individual compensation.

Compensation Peer Group Comparisons

The Compensation Committee uses peer group comparisons to measure the competitiveness of our compensation practices. Pay at comparable companies is just one of the factors in the Compensation Committee's pay decisions, which also take into account individual performance, an NEO's level of experience and responsibilities, internal pay equity, our compensation budget, historical compensation levels, and other factors that are deemed to be important based on the Compensation Committee's business judgment.

At the time of the selection in February 2023, the Compensation Committee selected peer group companies for FY24 with an emphasis on companies that (1) were U.S.-based business or labor market competitors in the network test/communications equipment, technology or hardware industries; (2) generated annual revenues between approximately 0.4 and 2.5 times VIAVI's last four quarters' revenue of $1.28 billion; and (3) had a market capitalization between approximately 0.25 and 4.0 times the mid-market capitalization range of $1.0 billion to $10.0 billion.

FY24 Peer Group	
3D Systems Corporation	National Instruments Corporation
Ciena Corporation	NETGEAR, Inc.
Cirrus Logic, Inc.	NetScout Systems, Inc.
Coherent	OSI Systems, Inc.
Commvault Systems, Inc.	Silicon Laboratories Inc.
Extreme Networks, Inc.	SunPower Corporation
F5, Inc.	Synaptics Incorporated
Infinera Corporation	Ubiquiti Inc.
Knowles Corporation	Viasat, Inc.
Lumentum Holdings Inc.	Wolfspeed, Inc. (formerly Cree, Inc.)
MKS Instruments, Inc.	

In determining our compensation peer group for FY24, Plantronics Corporation was removed from our FY24 peer group due to its acquisition. Ciena Corporation remains as one of our FY24 peer group because management believes it is a good business fit with respect to industry. II-VI changed its name to Coherent following its acquisition of Coherent, Inc. and remains in our FY24 peer group for data continuity.

Section 162(m)

While Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)") places a limit of $1.0 million dollars on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers, the Compensation Committee retains the right to award compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation in order to structure a program that we consider to be the most effective in attracting, motivating and retaining key executive officers.

Stock Ownership Guidelines

We maintain stock ownership guidelines, which require individuals employed in specified positions to own certain levels of our common stock to align their interests with those of our stockholders, and to promote accountability and mitigate excessive risk taking in long-term decision making. Under our current stock ownership guidelines, each of our executive officers and non-employee members of the Board is required to maintain ownership of our common stock as summarized in the table below.

Category	Ownership Requirement	Deadline for Compliance
Non-Employee Directors	3x annual cash retainer	5th anniversary of election to the Board
Chief Executive Officer	3x annual base salary	5th anniversary of hire or promotion date
Executive Officers (excluding CEO)	1x annual base salary	5th anniversary of hire or promotion date

As of September 18, 2024, our CEO, CFO and all of our NEOs with the exception of Paul McNab have either satisfied their stock ownership requirement or have time remaining to satisfy the requirement. Mr. McNab's stock ownership declined due to distributions that were made pursuant to a marital settlement agreement. The Compensation Committee continues to monitor Mr. McNab's ownership in light of stock market price and other considerations.

Compensation Risk Assessment

The Compensation Committee aims to establish company-wide compensation policies and practices that reward contributions to long-term stockholder value creation and do not promote unnecessary or excessive risk-taking. In furtherance of this objective, the Compensation Committee conducted an annual assessment of our company-wide compensation arrangements. The assessment process included, among other things, a review of:

- Our compensation philosophy;
- Comparative compensation at peer group companies;
- Our core compensation element mix; and
- The terms and payments under our cash and equity incentive plans.

As part of that review, management performed a detailed review of our cash and equity compensation plans in comparison to market practices to determine if there were any areas of risk and recommend appropriate remediation policies, if necessary.

Risk Assessment Factors	
The Compensation Committee considered the following, among other factors, when determining the level of risk:	
Pay Mix and Base Salary	• Target annual cash incentive award opportunities are not over weighted. • Mix of cash and equity compensation is aligned with market. • Compensation is balanced, with potential for increased rewards based on company performance. • Use of MSUs provides performance alignment with stockholders.

Base Salary	• Non-executive base salaries are targeted within market range.
	  ◦ Exceptions are managed via approval process.
	  ◦ Executive base salaries are based on market data and competitive factors.

Executive Annual Cash Incentive Award	• Different plans for top executives, sales employees and all other employees to develop goals that optimize the incentive to each population. • Sliding scale of payouts from threshold up to maximum to avoid binary outcomes. • Multiple performance metrics that are aligned to business strategy to focus executives on the appropriate actions. • Semi-annual performance targets address forecasting issues with longer (annual) time periods. • Combination of organization, business group and individual goals can incentivize and reward employees for both group and personal performance.
Cash and equity incentive awards	• Review of sales contracts by employees not dependent on commissions and review of calculation of commissions of employees that do not report to the sales department. • Two review groups to ensure proper functioning of the sales incentive program. • Clear documentation to help ensure the uniform treatment of all sales employees and assist in compliance with the plan.
Equity Incentive Awards	• Equity awards, including the use of MSUs, promote alignment between executive and stockholder interests. • Equity awards are generally within the market norms and the Compensation Committee closely reviews any exceptions. • Mix of spending between NEOs and the general employee population within market norms.
Stock Ownership Guidelines and Trading Policies	• Three-year vesting helps to provide greater retention value. • Stock ownership requirements are aligned with market and best practice.
Clawback Policy	• Clawback Policy that applies to cash incentive payments and equity compensation awards provided to Section 16 officers under any applicable equity incentive plan.
Severance and Benefits	• Benefit levels and severance triggers are consistent with market practice and do not include any poor pay practices.

Based upon this assessment, the Compensation Committee believes that our company-wide compensation policies and practices are reasonable and encourage appropriate behaviors without creating risks that are reasonably likely to have a material adverse effect on us.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during FY24 were Keith Barnes (Chair), Richard E. Belluzzo and Douglas Gilstrap, each of whom served for all of FY24. No member of the Compensation Committee other than Mr. Belluzzo was at any time during FY24 or at any other time an officer or employee of the Company, and no member of the Compensation Committee had any relationship with the Company, requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. Mr. Belluzzo served as the Company's interim Chief Executive Officer from August 2015 through February 2016 but remains independent under applicable Nasdaq listing standards. No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Compensation Committee during FY24.

Compensation Committee Report

The information contained in the following report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, except to the extent that the Company specifically requests that the information be treated as soliciting material or incorporates it by reference into a document filed under the Securities Act or the Exchange Act. The information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

Keith Barnes (Chair)

Richard E. Belluzzo

Douglas Gilstrap

Executive Compensation and Other Information

Summary Compensation Table

The following table contains information concerning the compensation provided to our NEOs for fiscal years 2024, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Oleg Khaykin President and Chief Executive Officer	2024	900,000	—	7,422,769	—	5,000	8,327,769
	2023	895,192	—	8,078,473	—	5,000	8,978,665
	2022	849,038	—	7,548,009	938,369	5,000	9,340,416
Ilan Daskal Executive Vice President and Chief Financial Officer	2024	352,964	500,000	6,620,784	—	5,000	7,478,748
Paul McNab Executive Vice President and Chief Marketing & Strategy Officer	2024	450,000	—	864,288	—	81,350	1,395,638
	2023	447,116	—	940,638	—	—	1,387,754
	2022	435,000	—	916,527	388,337	—	1,739,864
Luke Scrivanich Senior Vice President and General Manager, Optical Security & Performance Products (OSP)	2024	400,000	—	915,134	—	5,000	1,320,134
	2023	398,077	—	995,962	19,362	5,000	1,418,401
	2022	383,769	—	970,448	257,847	5,000	1,617,064
Gary Staley Senior Vice President, Global Sales, Network Enablement and Service Enablement	2024	420,000	—	1,016,806	—	5,000	1,441,806
	2023	416,154	—	1,106,642	49,980	5,000	1,577,776
	2022	391,346	—	1,078,256	343,016	5,000	1,817,618
Henk Derksen Former Executive Vice President and Chief Financial Officer	2024	151,442	—	—	—	—	151,442
	2023	522,115	—	2,213,285	—	—	2,735,400
	2022	510,000	—	1,078,256	466,977	—	2,055,233
Pam Avent Interim Chief Financial Officer[5]	2024	377,633	70,000	157,785	—	5,000	610,418

(1) Mr. Daskal received a $500,000 signing bonus, with 50% paid on his first payroll date and 50% paid on the six-month anniversary of his start date, each subject to repayment, if, prior to the twelve-month anniversary of his start date, Mr. Daskal is terminated by the Company for cause or voluntarily terminates his employment with the Company. The signing bonus was paid in consideration of Mr. Daskal's cash incentive opportunity that was forfeited from his prior employer. Ms. Avent received a $70,000 cash bonus upon the commencement of employment of our CFO.

(2) Amounts shown do not reflect compensation actually earned by the NEO. Instead, the amounts shown in this column represent (i) the grant date fair values of time-based RSUs issued pursuant to the 2003 Plan computed in accordance with ASC Topic 718 and (ii) the grant date fair values of MSUs (based on relative TSR) at the target level of performance. The grant date fair value for RSUs is calculated based on the closing market price of the Company's common stock on the date of grant. The grant date fair value for MSUs is calculated based on a Monte-Carlo valuation of each award on the date of grant, determined under ASC Topic 718. The valuation assumptions used to calculate the fair value of MSUs for FY24 are set forth under Note 16 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for FY24 filed with the SEC on August 16, 2024.

Assuming the highest level of performance is achieved under the applicable performance conditions, the maximum possible value of the MSUs (150% of target) granted to certain NEOs in FY24, FY23 and FY22, using the grant date fair value, is set forth in the table below.

Name	Fiscal Year	Maximum Possible Value of MSUs Using Grant Date Fair Value
Oleg Khaykin	2024	6,052,360
	2023	6,547,009
	2022	6,131,200
Ilan Daskal	2024	5,424,900
	2023	—
	2022	—
Paul McNab	2024	704,721
	2023	762,318
	2022	744,489
Luke Scrivanich	2024	746,180
	2023	807,154
	2022	788,289
Gary Staley	2024	829,081
	2023	896,852
	2022	875,860
Henk Derksen	2024	—
	2023	1,793,705
	2022	875,860
Pam Avent	2024	—
	2023	—
	2022	—

(3) While Mr. Khaykin, Mr. Daskal, Mr. Scrivanich and Mr. Staley were eligible to earn FY24 cash incentive award payments pursuant to the Executive VPP, each declined payments prior to the Compensation Committee determining their payouts in light of the Company's overall financial performance. Mr. Derksen terminated his employment on September 30, 2023 and was not eligible to participate in the Executive VPP for FY24. Ms. Avent participated in the Employee VPP Shared Services Program and did not receive a VPP payout in FY24 as the targets were not achieved.

(4) The amounts in the "All Other Compensation" column for FY24 include 401(k) matching contributions by the Company in the amount of $5,000 for each NEO other than Mr. McNab and Mr. Derksen, who did not contribute to the Company's 401(k) plan in FY24. The amount in the "All Other Compensation" for column for FY24 for Mr. McNab includes a cash reimbursement in the amount of $81,350 for certain tax penalties he was required to pay due to the Company's administrative error.

(5) Ms. Avent's salary amount includes $60,923 additional compensation paid during the period she served as Interim CFO.

Grants of Plan-Based Awards Table

The following table provides information about equity and non-equity awards granted to the NEOs in FY24. Mr. Derksen terminated his employment on September 30, 2023 and, as a result, was not eligible to participate in the Executive VPP and did not receive any equity award grants during FY24.

GRANTS OF PLAN BASED AWARDS											
				Estimated Future Payouts Under Non- Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards:	
Name	Grant Date	Approval Date	Award Type	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Number of Shares of Stock (#)	Grant Date Fair Value of Stock Awards[3] ($)
Oleg Khaykin	8/28/2023	8/16/2023	MSUs	—	—	—	—	331,818	497,727	—	4,034,907
	8/28/2023	8/16/2023	RSUs	—	—	—	—	—	—	331,818 [4]	3,387,862
			Cash	—	1,125,000	1,687,500	—	—	—	—	—
			Incentive	—	—	—	—	—	—	—	—
Ilan Daskal	11/28/2023	10/9/2023	MSUs	—	—	—	—	377,410	566,115	—	3,616,600
	11/28/2023	10/9/2023	RSUs	—	—	—	—	—	—	377,410 [4]	3,004,184
			Cash	—	570,000	855,000	—	—	—	—	—
			Incentive	—	—	—	—	—	—	—	—
Paul McNab	8/28/2023	8/16/2023	MSUs	—	—	—	—	38,636	57,954	—	469,814
	8/28/2023	8/16/2023	RSUs	—	—	—	—	—	—	38,636 [4]	394,474
			Cash	—	382,500	573,750	—	—	—	—	—
			Incentive	—	—	—	—	—	—	—	—
Luke Scrivanich	8/28/2023	8/16/2023	MSUs	—	—	—	—	40,909	61,364	—	497,453
	8/28/2023	8/16/2023	RSUs	—	—	—	—	—	—	40,909 [4]	417,681
			Cash	—	340,000	510,000	—	—	—	—	—
			Incentive	—	—	—	—	—	—	—	—
Gary Staley	8/28/2023	8/16/2023	MSUs	—	—	—	—	45,454	68,181	—	552,721
	8/28/2023	8/16/2023	RSUs	—	—	—	—	—	—	45,454 [4]	464,085
			Cash	—	357,000	678,300	—	—	—	—	—
			Incentive	—	—	—	—	—	—	—	—
Henk Derksen			MSUs	—	—	—	—	—	—	—	—
			RSUs	—	—	—	—	—	—	—	—
			Cash	—	—	—	—	—	—	—	—
			Incentive	—	—	—	—	—	—	—	—
Pam Avent	8/28/2023	8/16/2023	MSUs	—	—	—	—	—	—	—	—
	8/28/2023	8/16/2023	RSUs	—	—	—	—	—	—	15,454 [4]	157,785
			Cash	—	126,684	190,026	—	—	—	—	—
			Incentive	—	—	—	—	—	—	—	—

(1) These columns show the potential cash value range of the payout for each NEO under the Executive VPP. The amounts actually earned by each NEO in FY24 are summarized in the Summary Compensation Table above. Mr. Derksen terminated his employment on September 30, 2023 and was not eligible to participate in the Executive VPP. Please see the section entitled "Annual Cash Incentive Awards" in the CD&A above for more information.

(2) These columns show the estimated share vesting range for each NEO's MSU awards, which could range from 0% to150%. MSUs vest in three annual tranches based upon (i) the Company's TSR relative to the performance of the companies of the Nasdaq Telecommunications Index with three overlapping performance periods of one, two, and three years and (ii) the NEO's continuous service through each applicable vesting date, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control." Please see the section entitled "Long-Term Incentive Compensation" in the CD&A above for more information.

(3) Except as otherwise noted, the amounts shown in this column are the grant date fair values in the period presented as determined pursuant to stock-based compensation accounting rule ASC Topic 718. Please see footnote (2) to the Summary Compensation Table for more information regarding the assumption used to calculate these amounts.

(4) Represents time-based RSUs that vest annually over three years, with 1/3 vesting on each one-year anniversary of the date of grant, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control."

Outstanding Equity Awards at Fiscal Year-End

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END OPTION AWARDS · **STOCK AWARDS**

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Oleg Khaykin	2/28/2021					245,000 [3]	1,683,150		
	2/28/2021					122,500 [4]	841,575		
	8/28/2021					69,197 [2]	475,383		
	8/28/2022					170,162 [2]	1,169,013		
	8/28/2023					331,818 [2]	2,279,590		
	2/28/2021							122,500 [6]	841,575
	8/28/2021							69,197 [5]	475,383
	8/28/2022							170,163 [5]	1,169,020
	8/28/2023							331,818 [5]	2,279,590
Ilan Daskal	11/28/2023					263,774 [7]	1,812,127		
	11/28/2023					113,636 [2]	780,679		
	11/28/2023							263,774 [8]	1,812,127
	11/28/2023							113,636 [5]	780,679
Paul McNab	2/28/2021					30,000 [3]	206,100		
	8/28/2021					8,403 [2]	57,729		
	8/28/2022					19,813 [2]	136,115		
	8/28/2023					38,636 [2]	265,429		
	2/28/2021							30,000 [6]	206,100
	8/28/2021							8,402 [5]	57,722
	8/28/2022							19,814 [5]	136,122
	8/28/2023							38,636 [5]	265,429
Luke Scrivanich	2/28/2021					30,000 [3]	206,100		
	8/28/2021					8,897 [2]	61,122		
	8/28/2022					20,978 [2]	144,119		
	8/28/2023					40,909 [2]	281,045		
	2/28/2021							30,000 [6]	206,100
	8/28/2021							8,896 [5]	61,116
	8/28/2022							20,979 [5]	144,126
	8/28/2023							40,909 [5]	281,045
Gary Staley	2/28/2021					37,500 [3]	257,625		
	8/28/2021					9,885 [2]	67,910		
	8/28/2022					23,310 [2]	160,140		
	8/28/2023					45,454 [2]	312,269		
	2/28/2021							37,500 [6]	257,625
	8/28/2021							9,885 [5]	67,910
	8/28/2022							23,310 [5]	160,140
	8/28/2023							45,454 [5]	312,269
Pam Avent	8/28/2021					4,350 [2]	29,885		
	8/28/2022					9,324 [2]	64,056		
	8/28/2023					15,454 [2]	106,169		

(1) Amounts reflecting market value of RSUs, MSUs and PSUs are based on the price of $6.87 per share, which was the closing price of our common stock as reported on Nasdaq on June 28, 2024, the last trading day of FY24.

(2) Time-based RSUs with 1/3 of the units vesting on the first three anniversaries of the grant date, contingent on the NEO's continuous service through each applicable vesting date, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control."

(3) Time-based RSUs with 100% of the units vesting on the fourth-year anniversary of the grant date, contingent upon the NEO's continuous service through the four years, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control."

(4) Executive Leadership PSUs that were earned following the Board's approval of the Executive Leadership Development and Succession plan, which included development of internal candidate(s), identification of external candidates, and consolidation of reporting structure under internal candidates. The Executive Leadership PSUs will vest and be released on the fourth anniversary of the grant date, contingent on the NEO's continuous service through the four years, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control" (the "Executive Leadership PSU Time-Vesting Conditions").

(5) MSU awards, which vest in three annual tranches based upon the Company's TSR relative to the performance of the companies in the Nasdaq Telecommunications Index, measured over one-year, two-year and three- year performance periods, contingent on the NEO's continuous service through each applicable vesting date, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control." With respect to MSUs granted during the 2021, 2022, and 2023 fiscal years, the number of MSUs disclosed in the table above were unvested as of the last day of FY24 and reflect vesting at 100% of the target amount, as the Company's performance through the last day of FY24 did not exceed the target performance level for such MSUs. The actual number of shares that will vest ranges from 0% to 150% of the target amount for each vesting tranche, subject to completion of the applicable measurement period and certification by the Compensation Committee.

(6) Share-price PSUs that are earned when the average share price equals or exceeds $20 over a period of 90 consecutive calendar days; based on the daily closing share price, subject to certification by the Compensation Committee. 50% of the equity award will vest and be released at the time of achievement, contingent on the NEO's continuous service through the vest date; 50% will vest and be released upon the earlier of the first anniversary of the achievement or at the end of the retention period, contingent on the NEO's continuous service through the vest date, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control."

(7) Time-based RSUs, which vest in four equal annual tranches of the grant date, contingent upon the NEO's continuous service through each applicable vesting date, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control."

(8) MSU awards, which vest in four annual tranches based upon the Company's TSR relative to the performance of the companies in the Nasdaq Telecommunications Index, measured over one-year, two-year, three-year and four-year performance periods, contingent on the NEO's continuous service through each applicable vesting date, subject to certain exceptions as set forth in the section below entitled "Potential Payments Made Upon Termination or Change in Control." The number of MSUs disclosed in the table above were unvested as of the last day of FY24 and reflect vesting at 100% of the target amount, as the Company's performance through the last day of FY24 did not exceed the target performance level for such MSUs. The actual number of shares that will vest ranges from 0% to 150% of the target amount for each vesting tranche, subject to completion of the applicable measurement period and certification by the Compensation Committee.

Option Exercises and Stock Vested

The following Option Exercises and Stock Vested Table provides additional information about the value realized by the NEOs due to the vesting of equity during FY24. CEO's stock options were exercised in FY24.

	OPTION EXERCISES AND STOCK VESTED			
	OPTION AWARDS		STOCK AWARDS	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($) [1]**
Oleg Khaykin	249,421	4,012,874	488,024	4,655,687
Ilan Daskal	—	—	—	—
Paul McNab	—	—	57,145	545,152
Luke Scrivanich	—	—	60,595	578,057
Gary Staley	—	—	68,933	657,466
Henk Derksen	—	—	58,371	562,484
Pam Avent	—	—	17,720	173,750

(1) Represents the amounts realized based on the product of (a) the number of stock units vested and (b) the closing price of our common stock on Nasdaq on the vesting day (or, if the vesting day falls on a day on which our stock is not traded, the prior trading day).

Potential Payments Made Upon Termination or Change in Control

Change in Control Plan

The Company's Change in Control Plan (the "Change in Control Plan"), which covers all NEOs (except for Mr. Khaykin), provides the following benefits if a termination is without Cause or is for Good Reason (each as defined in the Change in Control Plan) within the 12- month period beginning upon a Change in Control (as defined in the Change in Control Plan), subject to the execution of a general release of claims: (a) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination (including accelerated vesting of any performance- based awards at 100% of the target achievement level), (b) a lump sum payment equal to either twelve months, eighteen months or twenty-four months   base salary (depending on the executive level), and (c) a cash payment equal to 12 months of COBRA premiums for the NEO and his or her eligible dependents. The same benefits are payable if the NEO is terminated due to death or Disability (as defined in the Change in Control Plan) during the coverage period.

Khaykin Agreement

Pursuant to the terms of the Company's agreement with Mr. Khaykin (the "Khaykin Agreement"), if the Company terminates Mr. Khaykin's employment without Cause or he terminates his employment for Good Reason (each, as defined in the Khaykin Agreement, and each, an "Involuntary Termination"), in addition to any accrued payments to which he is entitled, and provided that he signs a separation agreement and release of claims, Mr. Khaykin will receive the following severance benefits:

If an Involuntary Termination occurs within three months prior to, or one year after a Change in Control (as defined in the Employment Agreement), Mr. Khaykin will receive:

- If the termination date occurs after the second anniversary of his hire date, a lump sum payment equal to 150% of his annual base salary plus 225% of his target annual cash incentive award.

- Immediate vesting of all equity awards, except for Mr. Khaykin's Executive Leadership PSUs, Share Price PSUs and Retention RSUs, which will be treated as described in the section entitled "Retention RSU, Executive Leadership PSU and Share Price PSU Vesting Provisions Upon Involuntary Termination" below, with performance awards treated as earned at the greater of the target amount or the actual achievement attained as of the termination date.

If an Involuntary Termination occurs during a time that is not within three months before or one year after a Change in

Control, or is a termination due to death or Disability (as defined in the Khaykin Agreement), Mr. Khaykin will receive:

- A prorated portion of his target annual cash incentive award for the fiscal year in which the termination date occurs, which will be determined at the end of the Company's fiscal year based on the Company's actual performance.

- An additional amount equal to the sum of (i) 150% of Mr. Khaykin's base salary at the time of termination and (ii) 150% of his target annual cash incentive award.

- Immediate vesting of all equity awards (excluding Mr. Khaykin's Executive Leadership PSUs, Share Price PSUs and Retention RSUs, which will be treated as described in the section entitled "Retention RSU, Executive Leadership PSU and Share Price PSU Vesting Provisions Upon Involuntary Termination" below) to the extent that they would have otherwise vested within 18 months of the termination date, with performance awards treated as earned at the target amount.

Whether or not an Involuntary Termination occurs within one year after a Change in Control, Mr. Khaykin will also be reimbursed for 18 months the amount equal to the difference between the monthly cost of his COBRA health and dental benefits and the amount he would have been required to contribute for health and dental coverage if he remained an active employee of the Company.

The Khaykin Agreement contains a "better after-tax" provision, which provides that if any of the payments to Mr. Khaykin constitutes a parachute payment under Section 280G of the Code, the payments will either be (i) reduced or (ii) provided in full to Mr. Khaykin, whichever results in him receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

Daskal Agreement

Pursuant to the terms of the Company's agreement with Mr. Daskal (the "Daskal Agreement"), if Mr. Daskal's employment is involuntarily terminated other than within a period ending on the first anniversary of a Change of Control, he will receive a severance payment equal to 18-months base salary and will also be reimbursed for 18 months, the amount equal to the difference between the monthly cost of his COBRA health and dental benefits and the amount he would have been required to contribute for health and dental coverage if he remained an active employee of the Company. Mr. Daskal participates in the Change in Control Plan as a Level 1 Participant (as defined in the Change in Control Plan). In addition, the Daskal Agreement specifies that the definition of "Good Reason" in the Change of Control Plan shall include for Mr. Daskal, a material reduction in duties, authority, reporting relationships or responsibilities, including not being the chief financial officer of a publicly reporting company after a Change of Control.

Executive Leadership PSU and Share Price PSU Vesting Provisions Upon Change in Control

The Executive Leadership PSUs and Share Price PSUs provide that, in the event of a change in control in which the PSUs are assumed, the PSUs will cease to be subject to any performance-based vesting conditions and 100% of the PSUs will vest upon the end of the applicable four-year retention period, subject to the NEO's continuous active service through the vesting date.

Retention RSU, CEO PSU and Share Price PSU Vesting Provisions Upon Involuntary Termination

Notwithstanding anything to the contrary in any individual employment agreement, upon a termination without Cause or resignation for Good Reason (each as defined in the Change in Control Plan), in each case, outside of the 12-month period beginning upon a Change in Control (as defined in the Change in Control Plan), Retention RSUs will vest on a prorated basis, while Executive Leadership PSUs and Share Price PSUs will be forfeited.

Retention RSUs, Executive Leadership PSUs and Share Price PSUs are subject to the terms of the Change in Control Plan (as described above) upon a termination without Cause or resignation for Good Reason (each, as defined in the Change in Control Plan), in each case, within the 12- month period beginning upon a Change in Control (as defined in the Change in Control Plan).

RSU and PSU Vesting Provisions Upon Death and Disability

Consistent with the practice of many of our peers and to encourage our employees to remain employed with us through the date of the applicable vesting event, grants of RSUs, MSUs, Share Price PSUs and Executive Leadership PSUs, provide for full vesting upon separation from the Company due to death or Disability (as defined in the award agreements), with MSUs and PSUs vesting at target.

Potential Payments Upon Termination or Change in Control

The table below reflects the amount of compensation to be paid to each of the NEOs in the event of termination of such executive's employment. The figures shown below assume that such termination was effective as of June 29, 2024 (and therefore use the closing price of our common stock on Nasdaq as of June 28, 2024, the last trading day of FY24, for all equity-based calculations), and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the NEOs upon their termination. The actual amounts that would be paid for the other NEOs can only be determined at the time of such executive's separation from the Company.

Name	Benefit	Death or Disability($) [1]	Within 12 Months After a Change in Control($) [2]	Termination Not in Connection with a Change in Control ($) [3]
Oleg Khaykin	Cash Severance	3,037,500	3,881,250	3,037,500
	Equity Award Acceleration	11,214,279	11,214,279	9,694,552
	COBRA	—	42,665	42,665
Ilan Daskal	Cash Severance	—	1,140,000	855,000
	Equity Award Acceleration	5,185,613	5,185,613	—
	COBRA	—	20,780	31,170
Paul McNab	Cash Severance	—	900,000	—
	Equity Award Acceleration	1,330,746	1,330,746	—
	COBRA	—	31,956	—
Luke Scrivanich	Cash Severance	—	800,000	—
	Equity Award Acceleration	1,384,772	1,384,773	—
	COBRA	—	19,841	—
Gary Staley	Cash Severance	—	630,000	—
	Equity Award Acceleration	1,595,887	1,595,888	—
	COBRA	—	31,956	—
Pam Avent	Cash Severance	—	316,710	—
	Equity Award Acceleration	200,109	200,109	—
	COBRA	—	12,338	—

(1) Amounts in this column reflect the value of unvested securities as of the last day of FY24 that would accelerate and vest upon a separation from the Company due to death or Disability, pursuant to the terms of the NEO's RSU, MSU, Share Price PSU and Executive Leadership PSU award agreement(s). In addition, Mr. Khaykin is entitled to cash severance benefits upon a death or Disability, pursuant to the Khaykin Agreement, which benefits are also reflected in this column.

(2) Amounts in this column reflect the value of severance benefits under the Change in Control Plan and the Khaykin Agreement. Severance benefits for Mr. Khaykin are also payable if he is terminated without Cause or resigns for Good Reason within three months prior to a Change in Control, which are the same benefits that he is entitled to receive if he experiences a qualifying termination within 12 months after a Change in Control. These amounts do not reflect the impact of any "better after-tax" provision.

(3) Amounts in this column reflect the value of severance benefits under (i) the Khaykin Agreement and (ii) the Daskal Agreement.

CEO Pay Ratio

Under rules adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to calculate and disclose the total compensation paid to our median employee, as well as the ratio of the total compensation paid to the median employee as compared to the total compensation paid to Oleg Khaykin, our CEO. The following paragraphs describe our methodology and the resulting CEO Pay Ratio.

For FY24, the median annual total compensation of all our employees (other than our CEO) was $88,179. The annual total compensation of our CEO was $8,327,769. Based on this information, the ratio of the annual total compensation of our CEO to the median annual total compensation of all our employees was approximately 94 to 1.

We identified the "median employee" using the following methodology and material assumptions, adjustments, and estimates (consistent with applicable SEC rules):

- We selected June 29, 2024 (the last day of FY24), as the date upon which we would identify the "median employee."

- As of this date, our employee population consisted of approximately 3,673 individuals.

After excluding 181 employees (representing less than 5% of our total number of employees), we identified our median employee from a group of approximately 3,492 employees globally.

Countries	# of Employees	% of Employees
Netherlands	1	0.03%
Norway	1	0.03%
Denmark	1	0.03%
Poland	2	0.05%
Switzerland	2	0.05%
Austria	3	0.08%
Georgia	4	0.11%
Hong Kong	6	0.16%
United Arab Emirates	6	0.16%
Australia	8	0.22%
Finland	9	0.25%
Taiwan	11	0.30%
Sweden	11	0.30%
Spain	25	0.68%
Ireland	29	0.79%
Italy	31	0.84%
Brazil	31	0.84%
Total Employees Excluded	**181**	**4.92%**

- For purposes of determining our median employee, we excluded employees in certain countries that, in total, resulted in the exclusion of approximately 181 employees (the "De Minimis Exemption"). This exclusion represents less than 5% of our total number of employees as permitted under SEC rules.

- We used base compensation earned in FY24 as our consistently applied compensation measure. In the case of foreign employees, base compensation also included "13th month pay" and any holiday allowance that was statutorily required to be paid as we view such compensation to be part of their base compensation.

- Base compensation was annualized for all permanent employees who were hired after the fiscal year began, and all foreign currencies were converted to U.S. dollars using the applicable exchange rate as of June 29, 2024.

- Once we identified the median employee, we calculated the elements of the median employee's FY24 total annual compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

We believe this ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the "median employee" and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported by us, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

Pay Versus Performance

This section provides disclosure about the relationship between executive compensation actually paid to our principal executive officer (PEO) and Non-PEO NEOs and certain financial performance measures of the Company for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Securities Exchange Act of 1934 (the "Pay Versus Performance Rules") and does not necessarily reflect how the Compensation Committee evaluates compensation decisions.

Year[1] (a)	Summary Compensation Table Total for PEO (b)	Compensation Actually Paid to PEO [2][3] (c)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (d)	Average Compensation Actually Paid to Non-PEO Named Executive Officers[2][4] (e)	Total Shareholder Return (f)	Peer Group Total Shareholder Return (g)	Net Income(in millions) (h)	Consolidated Non-GAAP Operating Income (in millions)[6] (i)
					Value of Initial Fixed $100 Investment Based On:[5]			
2024	$8,327,769	$(1,523,950)	$2,066,364	$687,143	$55	$93	$(25.8)	$115.0
2023	$8,978,665	$5,273,915	$1,779,833	$1,142,474	$91	$95	$25.5	$172.5
2022	$9,340,416	$2,475,672	$1,807,445	$812,945	$105	$93	$15.5	$286.8
2021	$16,868,008	$20,204,757	$2,690,648	$1,913,339	$140	$127	$67.5	$253.5

[1] The following table lists the PEO and Non-PEO NEOs for each of fiscal years 2021, 2022, 2023 and 2024.

	PEO	Non-PEO NEOs
2024	Oleg Khaykin	Ilan Daskal, Paul McNab, Luke Scrivanich, Gary Staley, Henk Derksen, and Pam Avent
2023	Oleg Khaykin	Henk Derksen, Paul McNab, Luke Scrivanich and Gary Staley
2022	Oleg Khaykin	Henk Derksen, Paul McNab, Luke Scrivanich and Gary Staley
2021	Oleg Khaykin	Amar Maletira, Paul McNab, Luke Scrivanich, Gary Staley, and Pam Avent

[2] The dollar amounts reported represent the amount of "compensation actually paid," as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to our NEOs during the applicable year. For purposes of calculating "compensation actually paid," the fair value of equity awards is calculated in accordance with ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Summary Compensation Table (refer to "Executive Compensation and Other Information – Summary Compensation Table" for additional information).

[3] The following table shows the amounts deducted from and added to the Summary Compensation Table total to calculate "compensation actually paid" to Mr. Khaykin in accordance with the Pay Versus Performance Rules:

	Pension Plan Adjustments			Equity Award Adjustments						
	Summary Compensation Table Total for PEO	Change in Pension Value	Pension Service Cost	Stock Awards	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Compensation Actually Paid to PEO
2024	$8,327,769	N/A	N/A	$7,422,769	$3,842,452	($5,351,322)	-	$(920,080)	-	-	$(1,523,950)

[4] The following table shows the amounts deducted from and added to the average Summary Compensation Table total compensation to calculate the average "compensation actually paid" to our Non-PEO NEOs in accordance with the Pay Versus Performance Rules.

	Pension Plan Adjustments			Equity Award Adjustments							
	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Change in Pension Value ($)	Pension Service Cost ($)	Stock Awards ($)	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value ($)	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)
2024	$2,066,364	N/A	N/A	$1,595,800	$1,059,689	($342,463)	-	$(85,163)	(415,485)	-	$687,143

(5) In accordance with the Pay Versus Performance Rules, the Company and the Company's peer group total shareholder return (the "Peer Group TSR") is determined based on the value of an initial fixed investment of $100 on June 27, 2020, through the end of the listed fiscal year. The Peer Group TSR set forth in this table was determined using the Nasdaq Telecommunication Index, which we also use in preparing the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report for the fiscal year ended June 29, 2024.

(6) We have determined that Consolidated Non-GAAP Operating Income (also referred to in our Compensation Discussion and Analysis as "Non-GAAP Operating Profit") is the financial performance measure that, in the Company's assessment, represents the most important financial performance measure used to link "compensation actually paid" to our NEOs, for fiscal year 2024, to company performance (the "Company Selected Measure" as defined in the Pay Versus Performance Rules). Please refer to the section titled "Elements of FY24 Executive Compensation – Financial Metrics for FY24" for the definition of Non-GAAP Operating Income and to Annex A for a reconciliation of Non-GAAP Operating Income to GAAP Operating Income.

Financial Performance Measures

In accordance with the Pay Versus Performance Rules, the following table lists the three financial performance measures that, in the Company's assessment, represent the most important financial performance measures used to link "compensation actually paid" to our NEOs, for fiscal year 2024, to company performance, as further described in our Compensation Discussion and Analysis within the section titled "Elements of FY24 Executive Compensation – Financial Metrics for FY24" (see page 56).

Seven Most Important Performance Measures
Consolidated Non-GAAP Operating Income
Consolidated Revenue
OSP Revenue
OSP Non-GAAP Operating Income
NSE Revenue
NSE Non-GAAP Operating Income
Relative TSR

Relationship Between "Compensation Actually Paid" and Performance

In accordance with the Pay Versus Performance Rules, the charts below illustrate how "compensation actually paid" to our NEOs aligns with the Company's financial performance as measured by our TSR, our Peer Group TSR, our net income, and Non-GAAP Operating Income.

Compensation Actually Paid, Cumulative TSR of the Company and Cumulative TSR



Compensation Actually Paid and Net Income



Compensation Actually Paid and Non-GAAP Operating Income



Equity Compensation Plans

The following table sets forth information about shares of the Company's Common Stock that may be issued under the Company's equity compensation plans, including compensation plans that were approved by the Company's stockholders as well as compensation plans that were not approved by the Company's stockholders. Information in the table is as of June 29, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights [1]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	9,103,121 [2]	—	19,953,044 [3]

(1) Excludes outstanding RSUs, which have no exercise price.

(2) Represents shares of the Company's Common Stock issuable upon the exercise of options outstanding and vesting and settlement of RSUs under the 2003 Plan and excludes purchase rights under our Employee Stock Purchase Plan (the "ESPP"). Excluding outstanding RSUs, which have no exercise price, as of June 29, 2024, there were no options to purchase shares under the 2003 Plan.

(3) Represents shares of the Company's Common Stock authorized for future issuance under the 2003 Plan (under which 13,135,103 shares remained available for grant as of June 29, 2024) and the ESPP (under which 6,817,941 shares remained available for grant as of June 29, 2024, including shares subject to purchase during the current purchase period, which commenced on February 1, 2024 (the exact number of which will not be known until the purchase date on July 31, 2024)).

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to the Company with respect to the beneficial ownership as of August 31, 2024, by (i) all persons who are beneficial owners of five percent (5%) or more of the Company's common stock, (ii) each Director and nominee, (iii) the Company's named executive officers, and (iv) all current Directors and executive officers as a group.

As of August 31, 2024, there were 222,888,652 shares of the Company's common stock outstanding. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power,"

which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise indicated, and subject to applicable community or marital property laws, each beneficial owner listed in the table below possesses sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Viavi Solutions Inc., 1445 South Spectrum Blvd, Suite 102, Chandler, Arizona 85286.

Name	Number of Shares Beneficially Owned	
	Number	**Percentage**
5% or more Stockholders [1]		
Entities affiliated with BlackRock, Inc. [2]	36,202,003	16.3%
The Vanguard Group [3]	28,739,930	12.9%
Entities affiliated with Wellington Management Group LLP [4]	16,563,670	7.5%
Directors and Executive Officers		
Oleg Khaykin [5]	1,817,689	*
Ilan Daskal	—	*
Paul McNab [6]	76,330	*
Luke Scrivanich [7]	87,538	*
Gary Staley [8]	167,810	*
Richard E. Belluzzo [9]	240,647	*
Keith Barnes	167,480	*
Laura Black	92,149	*
Tor Braham	161,705	*
Donald Colvin	161,705	*
Douglas Gilstrap	15,418	*
Masood A. Jabbar [10]	243,514	*
Joanne Solomon	25,576	*
Henk Derksen	146,012	*
Pam Avent	9,109	*
All Current Directors and executive officers as a group (15 persons) [11]	**3,398,266**	**1.52%**

* Less than 1%.

(1) Based on information set forth in various Schedule 13 filings with the SEC current as of August 31, 2024 and the Company's outstanding shares of common stock as of August 31, 2024.

(2) Based on information set forth in a Schedule 13G/A, as of December 31, 2023, filed with the SEC on January 22, 2024 by BlackRock, Inc. and certain of its subsidiaries (collectively, "BlackRock"). According to its Schedule 13G/A, BlackRock reported having the sole power to vote or direct the vote over 35,911,972 shares and the sole power to dispose of or to direct the disposition of 36,202,003 shares. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(3) Based on information set forth in a Schedule 13G/A, as of December 29, 2023, filed with the SEC on February 13, 2024 by The Vanguard Group ("Vanguard"). According to its Schedule 13G/A, Vanguard reported having the shared power to vote or direct the vote over 366,599 shares, the sole power to dispose of or to direct the disposition of 28,131,143 shares and the shared power to dispose of or to direct the disposition of 608,787 shares. The address of The Vanguard Group is 100 Vanguard Blvd. Malvern, PA 19355.

(4) Based on information set forth in a Schedule 13G/A, as of December 29, 2023, filed with the SEC on February 8, 2024 by Wellington Management Group LLP, jointly with Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP (collectively, "Wellington"). According to its Schedule 13G/A, Wellington Management Group LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP each reported having the shared power to vote or direct the vote over 13,533,710 shares. Wellington Management Group LLP and Wellington Investment Advisors Holdings LLP each reported having the shared power to dispose of or to direct the disposition of 16,563,670 shares and Wellington Management Company LLP reported having the shared power to dispose of or to direct the disposition of 15,822,265 shares. The address of the Wellington Management Group LLP is 280 Congress Street, Boston, MA 02210.

(5) Includes 264,884 market stock units which are vested and exercisable within 60 days of August 31, 2024.

(6) Includes 31,187 market stock units which are vested and exercisable within 60 days of August 31, 2024.

(7) Includes 33,021 market stock units which are vested and exercisable within 60 days of August 31, 2024.

(8) Includes 36,691 market stock units which are vested and exercisable within 60 days of August 31, 2024.

(9) Shares held in trust for the benefit of Mr. Belluzzo's family, for which Mr. Belluzzo has sole voting and investment power.

(10) Shares held in trust for the benefit of Mr. Jabbar's family, for which Mr. Jabbar has sole voting and investment power.

(11) Includes 417,149 market stock units which are vested and exercisable within 60 days of August 31, 2024.

Certain Relationships and Related Person Transactions

Review and Approval of Related Person Transactions

We review all relationships and transactions in which the Company and our Directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. The Company's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the Directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. On an annual basis, all Directors and executive officers must respond to a questionnaire requiring disclosure about any related person transactions, arrangements or relationships (including indebtedness). As required under SEC rules, any transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's Proxy Statement. The Audit Committee reviews and approves or ratifies any related person transaction that is required to be disclosed. This review and approval process is evidenced in the minutes of the Audit Committee meetings.

We have determined that there were no related person transactions since the beginning of FY24 through the date of this Proxy Statement.

Other Information

Note About Forward Looking Statements

This Proxy Statement includes estimates, projections, statements relating to our business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward- looking statements may appear throughout this Proxy Statement. These forward-looking statements generally are identified by the words "committed "to", "strive," "believe," "expect," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to statements regarding our financial and operational performance; our business, governance and ESG strategies and initiatives and related actions; changes to and expected benefits of our executive compensation program; expected use and enforcement of our compensation decisions; expected or future equity usage, burn rate or shares outstanding; and stockholder engagement. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Forms 10-K and 10-Q. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

Websites Referenced in this Proxy Statement

The content of the websites referred to in this Proxy Statement are not incorporated by reference into this Proxy Statement.

Annual Report on Form 10-K and Annual Report to Stockholders

The Company will provide, without charge, to each person solicited a copy of the FY24 annual report, including financial statements and schedules filed therewith upon written request to the secretary, sent to:

Viavi Solutions Inc.
1445 South Spectrum Blvd, Suite 102
Chandler, Arizona 85286

General Information About the Annual Meeting

Why am I receiving these proxy materials?

The Board is furnishing these proxy materials to you in connection with the 2024 Annual Meeting. The 2024 Annual Meeting will be held on November 6, 2024 online via audio webcast, at 10:00 a.m., Mountain Time. You are invited to attend the 2024 Annual Meeting online and are entitled and requested to vote on the proposals outlined in this Proxy Statement.

Why is the 2024 Annual Meeting being held as a virtual, online meeting?

We believe hosting a virtual meeting enables increased stockholder attendance and participation since stockholders may participate from any location around the world, and lowers the cost to our stockholders, the Company and the environment, while mitigating health and safety risks to participants. We have designed the virtual 2024 Annual Meeting to provide the same rights and opportunities to participate as stockholders would have at an in-person meeting, including the right to vote and ask questions through the virtual meeting platform.

Who can vote their shares and attend the 2024 Annual Meeting?

Stockholders as of the record date for the 2024 Annual Meeting, September 18, 2024, are entitled to vote their shares and attend the virtual 2024 Annual Meeting. At the close of business on the record date, there were 221,697,257 shares of VIAVI common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on September 18, 2024, your shares were registered directly in your name with our transfer agent, Computershare, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the meeting or vote by proxy, and you do not need to register to attend the meeting. Whether or not you plan to attend the meeting, we urge you to vote by telephone or through the internet, or if you request or receive paper proxy materials by mail, by filling out and returning a proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Other Nominee

If on September 18, 2024, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and your nominee has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the meeting. Because you are not the stockholder of

record, you may not attend or vote your shares at the meeting unless you (i) request and obtain a legal proxy giving you the right to vote the shares at the meeting from the organization that holds your shares and (ii) register to attend the 2024 Annual Meeting. Please see "How do I register to attend the virtual 2024 Annual Meeting?" below for information on how to register to attend the 2024 Annual Meeting.

How do I virtually attend the 2024 Annual Meeting?

We will host the 2024 Annual Meeting live online via audio webcast. You may attend the 2024 Annual Meeting live online by visiting https://meetnow.global/MQ4CXF5. The webcast will start at 10:00 a.m. Mountain Time on November 6, 2024. If you are a stockholder of record, you will need to enter the control number included on your proxy card to enter the 2024 Annual Meeting online. If you are a beneficial owner and have registered in advance to participate in the 2024 Annual Meeting, you will need to enter the control number that you received from Computershare. Online check-in will begin at 9:30 a.m. Mountain Time on November 6, 2024, and you should allow ample time for the online check-in proceedings. If you experience any technical difficulties or have trouble accessing the virtual meeting, contact 1-888-724-2416 (toll-free) or +1 781-575-2748 (international) or review the instructions on the virtual meeting website.

How do I register to attend the virtual 2024 Annual Meeting?

If you are a stockholder of record, you do not need to register to attend the 2024 Annual Meeting. However, if you are the beneficial owner of your shares, you must register in advance to attend the 2024 Annual Meeting. To register to attend the virtual 2024 Annual Meeting online, you must obtain a legal proxy from your brokerage firm, bank or other nominee and submit proof of your legal proxy reflecting your holdings of our stock, along with your legal name and email address, to our virtual meeting provider, Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m. Eastern Time (3:00 p.m. Mountain Time) on November 1, 2024. You will receive a confirmation of your registration by email and a control number after we receive your registration materials. Requests for registration should be directed to the following:

- By email: Forward the email from your brokerage firm, bank or other nominee, or attach an image of your legal proxy, to legalproxy@computershare.com.

- By Regular Mail: Mail to Computershare, VIAVI Legal Proxy, P.O. Box 43006, Providence, RI 02940-3006 unless this is an overnight request. Overnight requests via Courier Delivery: To Computershare, VIAVI Legal Proxy, 150 Royall Street, Suite 101, Canton, MA 02021.

How do I vote?

You may vote by mail or follow any alternative voting procedure (such as telephone or internet voting) described on your proxy card or your voting instruction card. To use an alternative voting procedure, follow the instructions on each proxy card or your voting instruction card that you receive. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote before the 2024 Annual Meeting:

- by telephone or through the internet - to do so, please follow the instructions shown on your Notice of Internet Availability or proxy card; or

- by mail - if you request or receive a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the meeting in the pre-paid envelope provided; or

- You may also vote during the 2024 Annual Meeting through the internet.

If you want to vote by telephone before the meeting, your votes must be submitted by 11:59 p.m. Eastern Time (9:59 p.m. Mountain Time), on November 5, 2024. If you want to vote through the internet, your votes can be submitted before and during the 2024 Annual Meeting. Submitting your proxy, whether by telephone, through the internet or by mail if you request or received a paper proxy card, will not affect your right to vote should you decide to attend the virtual 2024 Annual Meeting.

Beneficial Owner: Shares Registered in the Name of a Broker or Other Nominee

If you are not the stockholder of record, please refer to the voting instructions provided by your nominee regarding how to vote your shares. Your vote is important. To ensure that your vote is counted, complete and mail the voting instruction card provided by your brokerage firm, bank, or other nominee as directed by your nominee. To vote at the 2024 Annual Meeting, you must obtain a legal proxy from your nominee and register to attend the meeting. Please see "How do I register to attend the virtual 2024 Annual Meeting?" above for information on how to register to attend the 2024 Annual Meeting. Whether or not you plan to attend the meeting, we urge you to vote your voting instruction card to ensure that your vote is counted.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor by any of the methods listed below:

Georgeson LLC
1290 Avenue of the Americas
9th Floor
New York, NY 10104
Stockholders, Banks and Brokers Call: 1 (888) 867-6963

Will you make a list of the stockholders of record entitled to vote at the 2024 Annual Meeting available through electronic means?

We will make available an electronic list of stockholders of record as of the record date for inspection by stockholders from October 27, 2024 through November 5, 2024. To access the electronic list during this time, please send your request, along with proof of ownership, by email to investor.relations@viavisolutions.com. You will receive confirmation of your request and instructions on how to view the electronic list online.

Why did I receive the Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

Pursuant to rules adopted by the SEC, we have elected to provide stockholders with access to our proxy materials over the internet. Most of our stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the "Notice of Internet Availability of Proxy Materials" (the "Notice"), which was mailed on or about September 27, 2024 to our stockholders as of the record date, will instruct you as to how you may access and review all of the proxy materials on the internet. The Notice also instructs you as to how you may submit your proxy on the internet. If you would like to receive a paper or e-mail copy of our proxy materials, you should follow the instructions in the Notice for requesting such materials. We encourage stockholders to take advantage of the availability of our proxy materials via the internet to help reduce the environmental impact of our annual meetings.

How do I obtain electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View our proxy materials for the 2024 Annual Meeting on the internet; and

- Instruct us to send our future proxy materials to you electronically by e-mail.

Choosing to receive your future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of printing and mailing these materials on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

What if I prefer to receive paper copies of the materials?

If you would prefer to continue receiving paper copies of proxy materials, please mark the "Paper Copies" box on your proxy card (or provide this information when you vote telephonically or via the internet). The Company must provide paper copies via first class mail to any stockholder who, after receiving the Notice, requests a paper copy. Accordingly, even if you do not check the "Paper Copies" box now, you will still have the right to request delivery of a free set of proxy materials upon receipt of any Notice in the future.

Additionally, you may request a paper copy of the materials by (i) calling 1-800-962-4284 or 781-575-3120 for international callers; (ii) sending an e-mail to investorvote@computershare.com; or (iii) logging onto *https://www.computershare.com/investor*. There is no charge to receive the materials by mail. If requesting material by e-mail, please include the "Control Number" (located on the front page of the Notice).

What is included in the proxy materials?

The proxy materials include the notice of Annual Meeting, Proxy Statement and our Annual Report on Form 10-K for the year ended June 29, 2024, as filed with the SEC on August 16, 2024 (the "Annual Report"). These materials were first made available to you via the internet on or about September 27, 2024. Our principal executive offices are located at 1445 South Spectrum Blvd, Suite 102, Chandler, Arizona 85286, and our telephone number is (408) 404-3600. We maintain a website at *www.viavisolutions.com*. The information on our website is not a part of this Proxy Statement.

How can I avoid having duplicate copies of the Proxy Statement sent to my household?

Some brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports, which results in cost savings for the Company. Householding means that only one copy of the Proxy Statement and Annual Report or Notice of Internet Availability of Proxy Materials will be sent to multiple stockholders who share an address. The Company will promptly deliver a separate copy of either document to any stockholder who contacts the Company's Investor Relations Department at 408-404-6305 or 1445 South Spectrum Blvd., Suite 102, Chandler, AZ 85286, Attention: Investor Relations, requesting such copies. If a stockholder is receiving multiple copies of the Proxy Statement and Annual Report at the stockholder's household and would like to receive a single copy of those documents for a stockholder's household in the future, that stockholder should contact their broker, other nominee record holder, or the Company's Investor Relations Department to request mailing of a single copy of the Proxy Statement and Annual Report.

What if I return a proxy card but do not make specific choices?

When proxies are properly dated, executed, and returned, the shares represented by such proxies will be voted at the 2024 Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the shares will be voted in accordance with the recommendations of our Board as described below. If any matters not described in this Proxy Statement are properly presented at the 2024 Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the 2024 Annual Meeting is postponed or adjourned, the proxy holders can vote your shares on the new meeting date as well, unless you have revoked your proxy instructions, as described under "Can I change my vote or revoke my proxy after submitting my proxy?"

What constitutes a quorum?

The presence at the 2024 Annual Meeting, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding and entitled to vote on the record date will constitute a quorum permitting the 2024 Annual Meeting to conduct its business.

What proposals will be voted on, the Board of Director's recommendations, and the applicable voting standards?

The chart below describes the proposals to be considered at the 2024 Annual Meeting, the Board's recommendation with respect to each proposal, the vote required to elect directors and to adopt each other proposal, and the manner in which votes will be counted. In addition, stockholders will consider such other business as may properly come before the 2024 Annual Meeting and any adjournment or postponement thereof. All shares of our common stock represented by valid proxies will be voted in accordance with the instructions contained therein. In the absence of instructions, proxies from holders of our common stock will be voted in accordance with the recommendations of the Board as described in the chart below.

Proposal	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions*	Effect of Broker Non-Votes*
1. Election of directors	For, against, or abstain on each nominee	"FOR" EACH OF THE NOMINEES	Majority of votes cast**	No effect	No effect
2. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for FY25	For, against, or abstain	"FOR"	Majority of shares present or represented by proxy and entitled to vote***	Vote against	No effect
3. Approval, on a non-binding advisory basis, of the compensation of our named executive officers for FY24, as set forth in the Proxy Statement	For, against, or abstain	"FOR"	Majority of shares present or represented by proxy and entitled to vote***	Vote against	No effect

* **Effect of Abstentions and Broker Non-Votes:** Under Delaware law, an abstaining vote and a broker non- vote are counted as present and are included for purposes of determining whether a quorum is present at the 2024 Annual Meeting. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting authority with respect to that item and has not received instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held by them as nominee, brokers have the discretion to vote such shares only on routine matters. Where a matter is not considered routine, shares held by your broker will not be voted absent specific instruction from you, which means your shares may go unvoted and not affect the outcome if you do not specify a vote. None of the matters to be voted on at the 2024 Annual Meeting are considered routine, except for the ratification of the Company's independent auditors.

** **Majority of votes cast standard:** Each Director must be elected by the affirmative vote of a majority of the shares of our common stock cast with respect to such Director by the shares present in person or represented by proxy at the 2024 Annual Meeting and entitled to vote on the proposal. This means that the number of votes cast for a Director must exceed the number of votes cast against that Director.

*** **Majority of shares present or represented by proxy and entitled to vote standard:** Approval of a proposal under this standard requires the affirmative vote of a majority of the shares of our common stock present or represented by proxy and entitled to vote on this proposal at the 2024 Annual Meeting

Who will tabulate the votes?

A representative of our transfer agent, Computershare will tabulate the votes and act as inspector of election.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except as necessary to meet applicable legal requirements or to allow for the tabulation and/or certification of the vote.

Can I change my vote or revoke my proxy after submitting my proxy?

You may revoke your proxy at any time before the final vote deadline of 11:59 p.m. Eastern Time (9:59 p.m. Mountain Time) on November 5, 2024. You may do so by one of the following ways:

- submitting another proxy card bearing a later date;

- sending a written notice of revocation to the Company's Secretary at 1445 South Spectrum Blvd, Suite 102, Chandler, Arizona 85286; or

- submitting new voting instructions via telephone or the internet.

For shares you hold beneficially in street name, you generally may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee following the instructions they provided, or, if you have obtained a legal proxy from your broker, bank, trustee, or nominee giving you the right to vote your shares, by attending the 2024 Annual Meeting and voting in person.

Who is paying for this proxy solicitation?

This solicitation is made by the Company. The Company will bear the cost of soliciting proxies, including preparation, assembly, printing and mailing of the Proxy Statement. If you are a holder of our common stock and if you choose to access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. The Company has retained the services of Georgeson LLC. as its proxy solicitor for this year for a fee of approximately $12,500 plus reasonable out-of- pocket costs and expenses. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may be solicited by certain of the Company's directors, officers and regular   employees, without additional compensation, either personally, by telephone, facsimile, or telegram.

How can I find out the voting results?

The Company will announce the preliminary results at the 2024 Annual Meeting and publish the final results in a Current Report on Form 8-K within four business days after the 2024 Annual Meeting. Stockholders may also find out the final results by calling the Company's Investor Relations Department at (408) 404-6305.

When are stockholder proposals that are not intended to be included in the Company's proxy statement and director nominations due for next year's annual meeting?

To be considered properly brought before an annual meeting, stockholders wishing to bring proposals that are not intended to be included in the Company's proxy statement or nominate candidates for director positions must have given timely notice in writing to the Company's Secretary. To be timely for the 2025 Annual Meeting, a stockholder's notice must be both (i) delivered to or mailed and received by the Company at 1445 South Spectrum Blvd, Suite 102, Chandler, Arizona 85286 and (ii) emailed to investor.relations@viavisolutions.com not later than 5 p.m. Eastern Time (ET) on the 90th day nor earlier than 5 p.m. ET on the 120th day prior to the first anniversary of the date of the 2024 Annual Meeting. Therefore, to be timely for the 2025 Annual Meeting, the Secretary must receive the written notice no earlier than 5 p.m. ET on July 9, 2025 and no later than 5 p.m. ET on August 8, 2025. Our Bylaws contain different notice date requirements in the event that we hold the 2025 Annual Meeting more than 30 days prior to, or more than 60 days after, the first anniversary of the 2024 Annual Meeting.

Our Bylaws specify the requirements as to the form and content of a stockholder's notice. We recommend that any stockholder wishing to bring any item before an annual meeting or nominate a candidate for a director position review a copy of our Bylaws, as amended and restated to date, which can be found at *www.viavisolutions.com*. We will not entertain any proposals or director nominations at the 2025 Annual Meeting that do not meet the requirements set forth in the Company's Bylaws.

In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the requirements of Rule 14a-19.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

When are stockholder proposals that are intended to be included in the Company's proxy statement due for next year's annual meeting?

Proposals that a stockholder intends to present at the 2025 Annual Meeting and wishes to be considered for inclusion in the Company's Proxy Statement for the 2025 Annual Meeting must be received by the Company at its principal executive offices not less than 120 days prior to the anniversary date the Proxy Statement for the 2024 Annual Meeting was made available to stockholders. Therefore, for a stockholder proposal to be considered for inclusion in the Company's Proxy Statement for the 2025 Annual Meeting, the Secretary must receive the written proposal no later than May 30, 2025. If we change the date of the 2025 Annual Meeting by more than 30 days from the anniversary of the date of this year's meeting, then the deadline to submit proposals will be a reasonable time before we begin to print and mail our proxy materials. All such proposals must comply with Rule 14a-8 under the Exchange Act, which lists the requirements for the inclusion of stockholder proposals in Company- sponsored proxy materials.

APPENDIX A - GAAP to Non-GAAP Reconciliations

The Company provides non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP EPS financial measures as supplemental information regarding the Company's operational performance. The Company uses the measures disclosed in this Proxy Statement to evaluate the Company's historical and prospective financial performance, as well as its performance relative to its competitors. Specifically, management uses these items to further its own understanding of the Company's core operating performance, which the Company believes represent its performance in the ordinary, ongoing and customary course of its operations. Accordingly, management excludes from core operating performance items such as those relating to certain purchase price accounting adjustments, amortization of acquisition-related intangibles, stock-based compensation, legal settlements, restructuring, changes in fair value of contingent consideration liabilities and certain investing expenses and other activities that management believes are not reflective of such ordinary, ongoing and core operating activities.

The Company believes providing this additional information allows investors to see Company results through the eyes of management. The Company further believes that providing this information allows investors to better understand the Company's financial performance and, importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.

The non-GAAP adjustments described in this Proxy Statement are excluded by the Company from its GAAP financial measures because the Company believes excluding these items enables investors to evaluate more clearly and consistently the Company's core operational performance. The non-GAAP adjustments are outlined below.

Cost of revenues, costs of research and development and costs of selling, general and administrative: The Company's GAAP presentation of operating expenses may include (i) additional depreciation and amortization from changes in estimated useful life and the write-down of certain property, equipment and intangibles that have been identified for disposal but remained in use until the date of disposal, (ii) workforce related charges such as severance, retention bonuses and employee relocation costs related to formal restructuring plans, (iii) costs for facilities not required for ongoing operations, and

costs related to the relocation of certain equipment from these facilities and/or contract manufacturer facilities, (iv) stock-based compensation, (v) amortization expense related to acquired intangibles, (vi) changes in fair value of contingent consideration liabilities and (vii) other charges unrelated to our core operating performance comprised mainly of acquisition related transaction costs, integration costs related to acquired entities, litigation and legal settlements and other costs and contingencies unrelated to current and future operations, including transformational initiatives such as the implementation of simplified automated processes, site consolidations, and reorganizations. The Company excludes these items in calculating non-GAAP operating margin, non-GAAP net income and non-GAAP EPS.

Non-cash interest expense and other expense: The Company excludes certain investing expenses and non-cash activities that management believes are not reflective of such ordinary, ongoing and core operating activities, in calculating non-GAAP net income and non-GAAP EPS.

Income tax expense or benefit: The Company excludes certain non-cash tax expense or benefit items, such as the utilization of net operating losses where valuation allowances were released, intra-period tax allocation benefit and the tax effect for amortization of non-tax deductible intangible assets, in calculating non-GAAP net income and non-GAAP EPS.

Non-GAAP financial measures are not in accordance with, preferable to, or an alternative for, generally accepted accounting principles in the United States. The GAAP measure most directly comparable to non-GAAP operating income is operating income. The GAAP measure most directly comparable to non-GAAP operating margin is operating margin. The GAAP measure most directly comparable to non-GAAP net income is net income. The GAAP measure most directly comparable to non-GAAP EPS is earnings per share. The Company believes these GAAP measures alone are not fully indicative of its core operating expenses and performance and that providing non-GAAP financial measures in conjunction with GAAP measures provides valuable supplemental information regarding the Company's overall performance.

A reconciliation of GAAP financial measures to Non-GAAP financial measures is provided below (in millions, except EPS amounts):

| | Years Ended | | | |
| | June 29, 2024 | | July 1, 2023 | |
	Operating Income	Operating Margin	Operating Income	Operating Margin
GAAP measures	$ 20.8	2.1%	$ 82.4	7.4%
Stock-based compensation	49.4	4.9%	51.2	4.7%
Change in fair value of contingent liability	(9.5)	(1.0)%	(4.6)	(0.4%)
Other charges (benefits) unrelated to core operating performance[1]	20.6	2.1 %	(1.9)	(0.2%)
Amortization of intangibles	20.1	2.0%	33.3	3.0%
Restructuring and related charges	13.6	1.4%	12.1	1.1%
Total related to Cost of Revenue and Operating Expenses	94.2	9.4%	90.1	8.2%
Non-GAAP measures	$ 115.0	11.5%	$ 172.5	15.6%

| | Years Ended | | | |
| | June 29, 2024 | | July 1, 2023 | |
	Net (Loss) Income	Diluted EPS	Net Income	Diluted EPS
GAAP measures	$ (25.8)	$ (0.12)	$ 25.5	$ 0.11
Items reconciling GAAP Net (Loss) Income and EPS to Non-GAAP Net Income and EPS:				
Stock-based compensation	49.4	0.22	51.2	0.23
Change in fair value of contingent liability	(9.5)	(0.04)	(4.6)	(0.02)
Other charges (benefits) unrelated to core operating performance[2]	14.3	0.07	(1.9)	(0.01)
Amortization of intangibles	20.1	0.09	33.3	0.15
Restructuring and related charges	13.6	0.06	12.1	0.05
Non-cash interest expense and other expense	4.9	0.02	3.9	0.02
Provision for income taxes	6.5	0.03	5.2	0.02
Total related to Net (Loss) Income and EPS	99.3	0.45	99.2	0.44
Non-GAAP measures	$ 73.5	$ 0.33	$ 124.7	$ 0.55
Shares used in per share calculation for Non-GAAP EPS		224.1		226.6

(1) For the year ended June 29, 2024, Other charges (benefits) unrelated to core operating performance consisted of $18.1 million of certain acquisition and integration related charges and $2.5 million of net losses primarily related to long-lived assets. For the year ended July 1, 2023, Other charges (benefits) unrelated to core operating performance consisted of a $6.7 million gain on litigation settlement, offset by $2.5 million of certain acquisition and integration related charges and $2.3 million of net losses primarily related to long-lived assets.

(2) For the year ended June 29, 2024, Other charges (benefits) unrelated to core operating performance consisted of $18.1 million of certain acquisition and integration related charges and $2.5 million of net losses primarily related to long-lived assets, offset by a net gain on litigation settlement of $6.3 million. For the year ended July 1, 2023, Other charges (benefits) unrelated to core operating performance consisted of a $6.7 million gain on litigation settlement, offset by $2.5 million of certain acquisition and integration related charges and $2.3 million of net losses primarily related to long-lived assets.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 29, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File Number 000-22874

Viavi Solutions Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**94-2579683**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1445 South Spectrum Blvd, Suite 102 , Chandler, Arizona 85286

(Address of principal executive offices including Zip code)

(408) 404-3600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value of $0.001 per share	VIAV	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with a new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of **December 31, 2023**, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was approximately $2.2 billion, based upon the closing sale prices of the common stock as reported on the Nasdaq Stock Market LLC. Shares of common stock held by executive officers and directors have been excluded from this calculation because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of **July 27, 2024**, the Registrant had 221,912,561 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Notice of Annual Meeting of Stockholders and Proxy Statement to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year end of **June 29, 2024** are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

		Page

FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K for the year ended June 29, 2024 (Annual Report on Form 10-K), which we also refer to as the Report, which are not historical facts, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. A forward-looking statement may contain words such as "anticipate," "believe," "can," "can impact," "could," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "projects," "should," "will," "will continue to be," "would," or the negative thereof or other comparable terminology regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements include statements, but are not limited to statements such as:

- *Financial projections and expectations, including profitability of certain business units, plans to reduce costs and improve efficiencies including through restructuring programs, the effects of seasonality on certain business units, the consolidation of the communication industry and continued reliance on key customers for a significant portion of our revenue, future sources of revenue, competition and pricing pressures, the future impact of certain accounting pronouncements, and our estimation of the potential impact and materiality of litigation;*

- *Sufficiency of our sources of funding for working capital, capital expenditures, contractual obligations, acquisitions, stock repurchases, debt repayments and other matters;*

- *Our expectations regarding demand for our products and services, including industry trends and technological advancements that may drive such demand, the role we will play in those advancements and our ability to benefit from such advancements;*

- *Our plans for growth and innovation opportunities;*

- *Our plans for continued development, use and protection of our intellectual property;*

- *Our strategies for achieving our current business objectives, including related risks and uncertainties;*

- *Our plans or expectations relating to investments, execution of capital allocation and debt management strategies, acquisitions, partnerships and other strategic opportunities;*

- *Our research and development plans and investments and the expected impact of such plans on our financial performance;*

- *Our expectations related to our products, including costs associated with the development of new products, product yields, quality and other issues;*

- *Our expectations related to future tax liabilities resulting from future tax legislation; and*

- *Our expectations related to macro-economic conditions, including the impact of inflation, fiscal tightening at central banks, changes in foreign exchange rates, the risk of increased tensions and trade actions between China and the U.S., and the ongoing military conflict between Russia and Ukraine and armed conflict between Israel and Hamas, on our business, operations and financial results.*

Management cautions that forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from those projected in such forward-looking statements. These forward-looking statements are only predictions and are subject to risks and uncertainties including those set forth in Part I, Item 1A "Risk Factors" and elsewhere in this Annual Report on Form 10-K and in other documents we file with the U.S. Securities and Exchange Commission. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Forward-looking statements are made only as of the date of this Report and subsequent facts or circumstances may contradict, obviate, undermine or otherwise fail to support or substantiate such statements. We are under no duty to update any of the forward-looking statements after the date of this Form 10-K to conform such statements to actual results or changes in our expectations.

PART I

ITEM 1. BUSINESS

GENERAL

Overview

Viavi Solutions Inc. (VIAVI, also referred to as the Company, we, our, and us) is a global provider of network test, monitoring, and assurance solutions for communications service providers (CSPs), hyperscalers, network equipment manufacturers (NEMs), original equipment manufacturers (OEMs), government and avionics. We help customers harness the power of instruments, automation, intelligence and virtualization. VIAVI is also a leader in light management technologies which are used in anti-counterfeiting, 3D sensing, consumer electronics, industrial, automotive, government and aerospace applications.

To serve our markets, we operate the following business segments:

- Network Enablement (NE);

- Service Enablement (SE); and

- Optical Security and Performance Products (OSP).

Corporate Strategy

Our objective is to continue to be a leading provider in the markets and industries we serve. In support of our business segments, we are pursuing a corporate strategy that we believe will best position us for future opportunities as follows:

- Market leadership in physical and virtualized test and measurement instruments and assurance systems with the opportunity to grow market share;

- Market leadership in anti-counterfeiting pigments, 3D sensing optical filters and other light management technologies;

- Market leadership in 5G wireless, public safety radio and navigation/communication transponder test instruments as well as passive optical components for 3D sensing and other optical sensors;

- Increase benefit from the use of our net operating loss carryforwards (NOL) by improving our profitability organically and inorganically; and

- Greater flexibility in capital structure in support of our strategic plans.

Our near-term strategy, and next transformation phase, will be more focused on growth, both organic and inorganic. We plan to leverage major secular growth trends in 5G wireless, fiber and 3D sensing to achieve higher levels of revenue and profitability.

Our long-term capital allocation strategy, which supports our corporate strategy, is as follows:

- Maintenance and run-rate investments to support operations;

- Organic investments in initiatives to support revenue growth and productivity;

- Return capital to shareholders through share buybacks and execute on capital allocation and debt management strategy; and

- Mergers and acquisitions that are synergistic to company strategy and business segments.

Although we are working to successfully implement our strategy, internal and/or external factors could impact our ability to meet any, or all, of our objectives. These factors are discussed under Item 1A "Risk Factors" of this Annual Report on Form 10-K.

<u>Business Segments</u>

We operate in two broad business categories: Network and Service Enablement (NSE) and OSP. NSE operates in two reportable segments, NE and SE, whereas OSP operates as a single segment. Our NSE and OSP businesses are each organized with their own engineering, manufacturing and dedicated sales and marketing groups focused on each of the markets we serve to better support our customers and respond quickly to market needs. In addition, our segments share common corporate services that provide capital, legal, infrastructure, resources and functional support, allowing them to focus on core technological strengths to compete and innovate in their markets.

Network Enablement

Our NE segment provides an integrated portfolio of testing solutions that access the network to perform build-out and maintenance tasks. These solutions include instruments, software and services to design, build, turn-up, certify, troubleshoot, and optimize networks. These solutions also support more profitable, higher-performing networks and help speed time-to-revenue.

Our solutions address lab and production environments, field deployment and service assurance for wireless and wireline networks, including computing and storage networks. Our test instrument portfolio is one of the largest in the industry, with hundreds of thousands of units in active use by NEMs, operators and service providers worldwide.

Within the NE product portfolio, our wireless products consist of flexible application software and multi-function hardware that our customers can easily use as standalone test and measurement solutions or combine with industry-standard computers, networks and third-party devices to create measurement, automation and embedded systems. Our Radio Access Network (RAN) to Core test and validation product addresses the various communications infrastructure market segments.

Our AvComm products are a global leader in test and measurement (T&M) instrumentation for communication and safety in the government, aerospace and military markets. AvComm solutions encompass a full spectrum of instrumentation, which include turnkey systems, stand-alone instruments and modular components that provide customers with highly reliable, customized, innovative and cost-effective testing tools and resilient Positioning, Navigation and Timing (PNT) solutions for critical infrastructure serving military and civilian applications.

<u>Markets</u>

Our NE segment provides solutions for CSPs, as well as NEMs and data center providers that deliver and/or operate broadband/IP networks (fixed and mobile) supporting voice, video and data services as well as a wide range of applications. These solutions support the development and production of network equipment, the deployment of next generation network technologies and services, and ensure a higher-quality customer experience. AvComm products are positioned in all of the customers' product life cycle phases from research & development (R&D), manufacturing, installation, deployment and field, to depot repair and maintenance of devices.

<u>Customers</u>

NE customers include CSPs, NEMs, government organizations and large corporate customers, such as major telecom, mobility and cable operators, chip and infrastructure vendors, storage-device manufacturers, storage-network and switch vendors, radio and avionics commercial companies, OEMs, state and federal agencies, utilities, law enforcement, military contractors and the armed forces and deployed private enterprise customers. Our customers include América Móvil, AT&T Inc., Lumen Technologies, Inc. (formerly CenturyLink, Inc.), Cisco Systems, Inc., Nokia Corporation, British Telecom Openreach, Deutsche Telekom AG and Verizon Communications Inc.

<u>Competition</u>

NE competitors include Anritsu Corporation, EXFO Inc., Keysight Technologies Inc., Rohde & Schwarz, VeEX Inc. and Spirent Communications plc. While we face multiple competitors for each of our product families, we continue to have one of the broadest portfolios of wireline and wireless products available in the network enablement industry.

<u>Offerings</u>

Our NE solutions include instruments and software that support the development and production of network systems in the lab. These solutions activate, certify, troubleshoot and optimize networks that are differentiated through superior efficiency, reliable performance and greater customer satisfaction. Designed to be mobile, these products include instruments and software that access the network to perform installation and maintenance tasks. They help service provider technicians assess the performance of network elements and segments and verify the integrity of the information being transmitted across the network. These instruments are enhanced with artificial intelligence and machine learning and built-in automation and analytics with user interfaces that are designed to simplify operations and minimize the training required to operate them. Our NE solutions are also used by NEMs in the design and production of next-generation network equipment. Thorough testing by NEMs plays a critical role in producing the components and equipment that are the building blocks of network infrastructure. We leverage our installed base and knowledge of network management methods and procedures to develop these advanced customer experience solutions.

We also offer a range of product support and professional services designed to comprehensively address our customers' requirements. These services include repair, calibration, software support and technical assistance for our products. We offer product and technology training as well as consulting services. Our professional services, provided in conjunction with system integration projects, include project management, installation and implementation.

Our NE products and associated services are, as follows:

Field Instruments: Primarily consisting of (a) access and cable products; (b) avionics products; (c) fiber instrument products; (d) metro products; (e) RF test products; and (f) radio test products.

Lab Instruments: Primarily consisting of (a) fiber optic production lab tests; (b) optical transport products; (c) computing and storage network test products; and (d) wireless products.

Service Enablement

SE provides embedded systems and enterprise performance management solutions that give global CSPs, enterprises and cloud operators visibility into network, service and application data.

Our assurance solutions let carriers remotely monitor the performance and quality of network, service and applications performance throughout the entire network. This provides our customers with enhanced network management, control, and optimization that allow network operators to initiate service to new customers faster, decrease the need for technicians to make on-site service calls, help to make necessary repairs faster and, as a result, lower costs while providing higher quality and more reliable services. Remote monitoring decreases operating expenses, while early detection helps increase uptime, preserve revenue, and helps operators better monetize their networks.

Our network performance management products help enterprise IT and security teams monitor and optimize connectivity for their employees across on-premise and cloud domains and conduct preventative and forensic analysis to address rising security challenges. This functionality has become more critical as organizations continue to operate under remote working procedures, increasing network challenges and security risks.

<u>Markets</u>

Our SE segment provides solutions and services primarily for CSPs and enterprises that deliver and/or operate broadband/IP networks (fixed and mobile) supporting voice, video and data services as well as a wide range of applications. These solutions provide network and application visibility to enable more cost-effective ways to provide a higher-quality customer experience.

<u>Customers</u>

SE customers include similar CSPs, NEMs, government organizations, large corporate customers and storage-segment customers that are served by our NE segment.

For further information related to our customers, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7 of this Annual Report on Form 10-K.

<u>Competition</u>

SE segment competitors include NetScout Systems, Inc., Riverbed Technology, Inc. and Spirent Communications plc. While we face multiple competitors for each of our product families, we continue to have one of the broadest portfolios of wireline and wireless monitoring solutions available in the service enablement industry.

<u>Offerings</u>

Our SE solutions are embedded network systems, including instruments, microprobes and software that collect and analyze network data to reveal the actual customer experience and identify opportunities for new revenue streams and network optimization. These solutions provide our customers enhanced network management, control, optimization and differentiation and a complete service assurance platform for mobile communications, providing operators with network performance, inventory, configuration and fault management solutions through artificial intelligence driven key performance indicator analysis. Our customers are able to access and analyze the growing amount of network data from a single console, simplifying the process of deploying, provisioning and managing network equipment and services. These capabilities allow network operators to initiate service to new customers faster, decrease the need for technicians to make on-site service calls, and help to make necessary repairs faster, which lowers costs while providing higher quality and more reliable services.

Our SE products and associated services are, as follows:

Data Center: Primarily consisting of our network performance monitoring and diagnostic tools (Apex, GigaStor, Observer).

Assurance: Primarily consisting of our growth products (Nitro Geo, NITRO Mobile and AI Ops products) and mature products.

Industry Trends for NSE

The telecommunications industry is experiencing a major evolution in technology as wireless communications expand and evolve from 4G to 5G technology. 5G's increased bandwidth capacity and speed, as well as lower latency, will expand applications beyond mobile devices. 5G is expected to enable numerous use cases including greater device-to-device connectivity, smart applications, autonomous cars, factory automation and other applications that are yet to be conceptualized. The increase in demand for openness and scalability in the 5G Radio Access Network is motivating the push towards O-RAN standards and ecosystems. O-RAN will eventually improve the time-to-market for new verticals and innovations as well as reduce the total cost of ownership. The 5G transition is being deployed globally and is expected to be disruptive to businesses, consumers and potentially create new applications and vertical industries.

We believe the increase in demand for 5G services will be increasingly supported by automation and associated artificial intelligence and machine learning, which will further enable enterprise requirements for private 5G as well as numerous use cases such as remote working and energy efficiency. Such increases in demand for pervasive on-premise/off-premise services will further drive the need for cybersecurity. Further adoption of 5G will require optical fiber upgrades and buildouts driven by traditional CSPs as well as enterprise networks. Hyperscale service providers have become significant drivers of technology innovation, including optical fiber up to 800GbE. The scale and complexity of these technology shifts are also challenging service providers to rearchitect their networks, becoming more virtualized, and optimized based on real-time intelligence. We believe these investments will extend fiber connectivity beyond the office and home and permeate "fiber-to-the-everywhere" leading to potential new business opportunities for VIAVI.

Existing network infrastructure that is not otherwise being upgraded is also expected to be modernized with new cable and access technologies. Cable operators are investing in Distributed Access Architecture (DAA) and extending frequencies and network capacity. For our avionics products, many governments across the globe are increasing their military and public safety budgets to upgrade communication infrastructure.

The convergence of network technologies requires significant investments from both traditional carriers and cloud service providers. In recent years, there has been consolidation of some traditional service providers. This has created scale and capital spending in physical networks has been declining. However, it has also created additional opportunities as service providers deploy NE products and solutions to reduce cost of repair and maintenance of their networks. These products and solutions also improve efficiency of new service installation, activation and services by reducing the need for physical customer service visits and faster installation and repair completion. In addition, the new cloud service providers and virtualized networks create new NSE opportunities. We believe our NSE products and solutions are well positioned to meet these rapidly changing industry trends, given our technology and products, as well as customer installed base.

Optical Security and Performance Products

Our OSP segment leverages its core optical coating technologies and volume manufacturing capability to design, manufacture, and sell technologies for the anti-counterfeiting, consumer electronics, industrial, government and automotive markets.

Our technologies targeting anti-counterfeiting applications include Optical Variable Pigment (OVP®) and Optical Variable Magnetic Pigment (OVMP®). OVP enables color-shifting effects, and OVMP enables depth and motion effects in addition to color-shifting effects. Both OVP and OVMP are formulated into inks used by banknote issuers and security printers worldwide for anti-counterfeiting applications on banknotes and other high-value documents. Our technologies are deployed on the banknotes of more than 100 countries today.

Other OSP product lines include custom color solutions and spectral sensing. Custom color solutions include innovative special effects pigments for the automotive market. Spectral sensing solutions include handheld and process miniature near infrared spectrometers for pharmaceutical, agriculture, food, feed, and industrial applications.

Markets

Our OSP segment delivers overt and covert technologies to protect banknotes and documents of value against counterfeiting, with a primary focus on the currency market. OSP also produces precise, high-performance, optical thin-film coatings and light shaping optics capabilities for a variety of applications including, for example, optical filters and Engineered Diffusers, marketed under the trademark "Engineered Diffusers®", for 3D sensing applications.

Customers

OSP customers include SICPA Holding SA Company (SICPA), Lockheed Martin Corporation and Seiko Epson Corporation.

We have a strategic alliance with SICPA to market and sell our OVP and OVMP product lines for banknote anti-counterfeiting applications worldwide. A material reduction in sales, or loss of the relationship with SICPA, may harm our business and operating results as we may be unable to find a substitute marketing and sales partner or develop these capabilities ourselves in a timely manner. For additional information please see the Risk Factor entitled "*We may experience increased pressure on our pricing and contract terms due to our reliance on a limited number of customers for a significant portion of our sales*" under Item 1A "Risk Factors," and "Note 19. Operating Segments and Geographic Information" of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Competition

OSP competitors include providers of anti-counterfeiting technologies such as Giesecke & Devrient, De La Rue plc; special-effect pigments such as Merck KGA; coating companies such as Nidek, Toppan and Toray; optics companies such as Materion; and manufacturers of passive and other optical components such as II-VI Inc. and AMS.

<u>Offerings</u>

Our OSP business provides innovative light management technologies for the anti-counterfeiting, consumer electronics, industrial, government and automotive markets.

Anti-Counterfeiting: Our OVP and OVMP technologies are incorporated into inks used by many government and state-owned security printers worldwide for banknote protection. These technologies deliver a range of intuitive overt effects that enable the rapid verification of banknotes without requiring a specialized device or reader.

Consumer Electronics and Industrial: Our OSP business manufactures and sells optical filters for 3D sensing products that separate ambient light from incoming data to allow devices to be controlled by a person's movements or gestures. Our Engineered Diffusers shape light emitted for 3D sensing applications and also enhance eye safety. We provide multicavity and linear variable optical filters on a variety of substrates for applications, including thermal imaging, spectroscopy and pollution monitoring. We also develop and manufacture miniature handheld and process near infrared spectrometers that leverage our linear variable optical filters for use in applications for agriculture, pharmaceutical and other markets.

Government: Our products are used in a variety of government and aerospace applications, including optics for inter-satellite laser communications, guidance systems, laser eye protection and night vision systems. These products, including coatings and optical filters, are optimized for each specific application.

Automotive: For product differentiation and brand enhancement, we provide custom color solutions for a variety of applications using our ChromaFlair® and SpectraFlair® pigments to create color effects that emphasize body contours, create dynamic environments, or enhance products in motion. These pigments are added to paints, plastics or textiles for automotive, sports apparel, and other applications. Additionally, our optical filters and Engineered Diffusers enable automotive sensing applications including LiDAR and in-cabin monitoring.

<u>Industry Trends</u>

For nearly 75 years, OSP has developed and deployed capabilities that alter how the light is transmitted, reflected, and absorbed, enabling a range of mission critical and high-volume optical solutions.

We leverage our capabilities to deliver technologies that enable anti-counterfeiting solutions designed to protect the integrity of banknotes and other documents of value. The wide availability of advanced and relatively low-cost imaging technologies and printing tools presents a consistent threat to the integrity of secure documents, necessitating robust, technically sophisticated and easy to validate anti-counterfeiting features. Our security pigment technologies enable intuitive overt optical effects that consumers can easily and quickly recognize and that counterfeiters find very difficult to reproduce.

Major trends in banknote design include an interest in incorporating more security features even on lower value denominations, a greater variety of colors, development of eye-catching abstract images, and implementing vertical orientation more frequently. Our technologies enable solutions for designers to address these trends.

We also design, manufacture and sell optical filters to improve the performance of optical sensors for a range of applications including 3D sensing. 3D sensing applications allow consumers to interact with their devices more naturally by enabling electronic devices to accurately measure depth and motion. Our filters play an important role in those applications, separating out ambient light from the incoming data used by sensors to make precise measurements. Notably, our patented low angle shift technology enables our customers to significantly improve the signal-to-noise ratio of their systems and deliver reliable system performance. Through the development of multiple generations of products for 3D sensing and by delivering improved performance and competitive value with each iteration, we believe we have established ourselves as one of the industry's leading suppliers of high-performance filters enabling depth-sensing systems in consumer electronics. Similarly Engineered DiffusersTM, shape the infrared laser light transmitted by a smartphone in 3D sensing applications, enabling reliable system performance while also guarding eye safety.

Major trends in 3D sensing and other applications we target including an ongoing drive toward enabling increased efficiency in size, weight, and power (SWaP). As an example, customers in the mobile handset market are increasingly interested in delivering products that have increasingly thin physical profiles, necessitating innovation in the design and manufacturing of optical filters to meet those expectations.

In addition to anti-counterfeiting and 3D sensing applications, OSP technologies enable optical solutions for a range of other applications for customers in the aerospace, defense, biomedical, and industrial markets.

Research and Development

We devote substantial resources to R&D to develop new and enhanced products to serve our markets. Once the design of a product is complete, our engineering efforts shift to enhancing both product performance and our ability to manufacture it in greater volume and at lower cost.

In our NE and SE segments, we develop portable test instruments for field service technicians, systems and software used in Network Operations Centers, and instruments used in the development, testing and production of communications network components, modules and equipment. We have centers of excellence for product marketing and development in Asia, Europe and North America.

In fiscal 2024, the Company was approved for a grant expected to provide approximately $21.7 million in funding over a three-year performance period from the Public Wireless Supply Chain Innovation Fund. The grant is intended to facilitate a fully automated, cooperative, open and unbiased testing environment dedicated to ORAN interoperability, performance and security. This service is designed to manage and support 5G and ORAN deployments that would benefit new entrants, startups and educational institutions to access tools with a minimal ramp-up time.

In our OSP segment, our R&D efforts concentrate on developing more innovative technologies and products for customers in the anti-counterfeiting, consumer electronics, industrial, government and automotive markets. Our strength in the banknote anti-counterfeiting market is complemented by our advances in developing novel pigments for a variety of applications. Other areas for OSP include our efforts to leverage our optical coating technology expertise to develop applications for the government and defense markets as well as efforts related to new products for 3D sensing and smartphone sensors. OSP also develops, manufactures and sells a line of miniature hand-held spectrometers with applications in the agriculture, healthcare and defense markets.

Sales and Marketing

CSPs make up the majority of our NSE revenues. We also market and sell products to NEMs, OEMs, enterprises, governmental organizations, distributors and strategic partners worldwide. We have a dedicated sales force organized around each of the markets that we serve that works directly with customers' executive, technical, manufacturing and purchasing personnel to determine design, performance and cost requirements. We are also supported by a worldwide channel community, including our Velocity Solution Partners, who support our NSE segment.

OSP sales and marketing efforts are targeted primarily toward customers in the consumer electronics, government, automotive and industrial markets. We have a dedicated direct global sales force focused on understanding customers' requirements and building market awareness and acceptance of our products. Our direct sales force is complemented by a highly trained team of field applications engineers who assist customers in designing, testing and qualifying our products. We market our products and capabilities through attendance at trade shows, the production of promotional webinars, the development of samples and product demonstrations, participation in technical forums, select advertising and by developing customer partnerships.

A high level of support is a critical part of our strategy to develop and maintain long-term collaborative relationships with our customers. We develop innovative products by engaging our customers at the initial design phase and continue to build that relationship as our customers' needs change and develop. Service and support are provided through our offices and those of our partners worldwide.

Acquisitions

As part of our strategy, we are committed to the ongoing evaluation of strategic opportunities and, where appropriate, the acquisition of additional products, technologies or businesses that are complementary to, or strengthen, our existing products.

For further information related to our acquisitions, refer to "Note 5. Acquisitions" under Item 8 of this Annual Report on Form 10-K.

Restructuring Programs

We may continue to engage in targeted restructuring events, to consolidate our operations and align our businesses in response to market conditions and our current investment strategy. Such actions are intended to further drive our strategy for organizational alignment and consolidation as part of our continued commitment to a more cost effective and agile organization and to improve overall profitability in our business segments.

For further information refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7 and "Note 13. Restructuring and Related Charges" under Item 8 of this Annual Report on Form 10-K.

Manufacturing

As of June 29, 2024, we have significant manufacturing facilities for our NE, SE and OSP segments located in China, France, Germany, Mexico, the United Kingdom and the United States. Our most significant contract manufacturing partners are located in China and Mexico.

Sources and Availability of Raw Materials

We use various suppliers and contract manufacturers to supply parts and components for the manufacture and support of multiple product lines. Although we intend to establish at least two sources of supply for materials whenever possible, for certain components we have sole or limited source supply arrangements.

Patents and Proprietary Rights

Intellectual property rights apply to our various products include patents, trade secrets and trademarks. We do not intend to broadly license our intellectual property rights unless we can obtain adequate consideration or enter into acceptable intellectual property cross-licensing agreements. As of June 29, 2024, we own 994 U.S. patents and 1,969 foreign patents and have 1,195 patent applications pending throughout the world. The average age of the patents we hold is 8.8 years, which is younger than the midpoint of the average 20-year life of a patent.

Backlog

Due to possible changes in product delivery schedules and cancellation of product orders, and because our sales often reflect orders shipped in the same quarter in which they are received, our backlog at any particular date is not necessarily indicative of actual revenue or the level of orders for any succeeding period.

Seasonality

Our business is seasonal, as is typical for our competitors and many large companies. For NSE, revenue is typically higher in the second and fourth fiscal quarter, all else being equal. There is typically a modest end of calendar year customer spending budget that benefits our second fiscal quarter. Telecom and cable spending budgets are typically set at the start of a new calendar year, thus with all else being equal, our third fiscal quarter is NSE's weakest revenue quarter with spending release benefiting our fourth fiscal quarter.

For our OSP business, given our exposure to the consumer market, namely our 3D sensing products into the smartphone market, OSP revenue is expected to be seasonally higher in the first and second fiscal quarter followed by seasonal demand declines in the third and fourth fiscal quarters.

Human Capital Management

The VIAVI culture is made up of the diverse contributions of our approximately 3,600 employees worldwide (as of June 29, 2024) representing more than 30 self-identified nationalities working across 30 countries. VIAVI is committed to promoting and maintaining a diverse and inclusive work environment and offering equal opportunities to everyone. We seek to empower our employees to learn and develop their skills to accelerate their career and to attract best-in-class talent. The CEO and the SVP of Human Resources are responsible for the development of our People Strategy and execute on this with the support of the Executive Management Team. We regularly update and partner with the Compensation Committee of the Board of Directors on human capital matters. The VIAVI People Strategy articulates our talent priorities and provides the road map for the execution of human capital management in support of our business strategy. Employee experience continues to be an important focus of our People Strategy. In fiscal 2025, we are evolving internal employee outreach to enhance business knowledge, drive organizational awareness and to foster cross-functional collaboration. We measure employee sentiment and gather data that provides insight into our culture, the working environment, and our employee's drivers for engagement.

<u>Business Values & Standards</u>

The VIAVI business values articulate the internal cultural identity of VIAVI employees and provide a shared understanding of expectations across the Company. They represent the principles that will help guide us to achieve our objectives globally and the desired operating environment of the employees and management. VIAVI is committed to respecting human rights and acknowledges the fundamental principles contained in the Universal Declaration of Human Rights, the tenets of the United Nations Guiding Principles on Business and Human Rights, and core International Labor Organization Conventions to the extent they are applicable and important to our business. We are a member of the Responsible Business Alliance, which further strengthens our efforts and commitment.

We realize that being a responsible global citizen is important to the sustainability and commercial success of our business and encompasses more than just complying with local regulations. It's about how we do business, and how our organization's activities affect the people and communities where we live and work. The VIAVI Code of Business Conduct captures the broad principles of legal and ethical business conduct embraced by the Company as part of its commitment to integrity. VIAVI expects that all employees will act in a manner that complies both with the letter and spirit of this code of conduct.

<u>Diversity, Equity, and Inclusion (DEI)</u>

VIAVI is committed to fostering, cultivating, and preserving a culture of diversity, equity and inclusion. We believe the unique contributions and capabilities of our employees comprise one of our most valuable assets. We believe the collective sum of our individual differences, life experiences, knowledge, innovation, business acumen, self-expression, and unique capabilities promotes a culture that enhances our reputation and achievement.

VIAVI has long been committed to ensuring that all individuals have an equal opportunity to enjoy a fair, safe and productive work environment – regardless of age, ancestry, race, color, mental or physical disability or medical condition, gender, gender identity, gender expression, genetic information, family or marital status, registered domestic partner status, military and veteran status, race, religious creed, language, national origin, citizenship status, sex (including pregnancy, childbirth, breastfeeding and any related medical conditions), sexual orientation, socio-economic status, or any other protected category under applicable law. We embrace, encourage, and celebrate our employees' differences and what makes them unique.

<u>Talent Development</u>

Our talent development offerings provide relevant and useful learning resources for our employees, managers, and leaders that invite a growth mindset and create an appetite for lifelong learning.

We seek to drive talent conversations at all levels, which is complemented by Everyday Development, our performance management check-in process. Check-ins ensure that employees are being coached and supported throughout the year with relevant and timely discussions on expectations, feedback, and development. Both managers and employees have a role to play to ensure that they are connected to the activities that drive our business forward. We aim for a work environment in which our employees can expect to engage regularly with their manager, and to have their support to accelerate their performance and development.

Our global Leadership Development Program has now reached over 79% of our managers in fiscal 2024. We introduced advanced leadership concepts this year, enabling our participants to connect globally and cross functionally while advancing their skills.

We provide guidance and best practices in hybrid working for our employees and managers, which are supported by our Flexible Work policy.

We maintain early-in-career rotation programs for engineers and sales talent. Our diverse and global program participants are supported by a mentor and their manager to coach them as they take on exciting new technical challenges. We believe their program experiences will help to unleash innovation and creativity for our organization while enabling our long-term talent pipeline.

Technical talent thought leadership is a continued focus at our annual Technology Council event for engineering talent.

Our employees regularly participate in mandatory training courses covering data privacy, cybersecurity, health and safety as well as the prevention of sexual harassment in the workplace, each achieving over 98% compliance by employees.

In addition, approximately 78% of individual contributors take advantage of additional training resources provided by the Company to support them in ongoing career and professional skills development.

<u>Talent Rewards</u>

Our compensation and benefits programs are designed to recognize our employees' individual performance and contributions to our business results, including competitive base salaries and variable pay for all employees, share-based equity award grants, health and welfare benefits, time-off, development programs and training, and opportunities to give back to our communities. We provide talent rewards that are competitive in the marketplace and support equal pay for equal work and pay transparency.

Health and Safety

VIAVI is committed to maintaining an inclusive, supportive, safe and healthy work environment where our employees can thrive. We demand strict compliance with all applicable health and safety regulations, offer robust training to our employees on health and safety matters, maintain controls and proper disposal of hazardous materials and track workplace incidents and injuries. We maintain and regularly update emergency and disaster recovery plans.

The success of our Safety program is demonstrated by our best-in-class Total Recordable Injury Rate (TRIR) of only 0.15 injuries per 100 full-time workers per year.

Where You Can Find More Information

Our website address is *www.viavisolutions.com*, which the Company uses as a means to disclose important information about the Company and comply with its disclosure obligations under Regulation Fair Disclosure. We are subject to the requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), under which we file annual, quarterly and periodic reports, proxy statements and other information with the SEC, which can be accessed on www.sec.gov. We also make available free of charge all of our SEC filings on our website at *www.viavisolutions.com/investors* as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on any of the websites referenced in this Annual Report on Form 10-K are not part of or incorporated by reference into this or any other report we file with, or furnish to, the SEC.

ITEM 1A.   RISK FACTORS

<u>Global Risks</u>

Geopolitical conditions, including political turmoil and volatility, regional conflicts, terrorism and war could result in market instability, which could negatively impact our business results.

We operate globally and sell our products in countries throughout the world. Recent escalation in regional conflicts, including the Russian invasion of Ukraine, resulting in ongoing and expanding economic sanctions, the armed conflict between Israel and Hamas, resulting in instability in the Middle East, and the risk of increased tensions between the U.S. and China, could curtail or prohibit our ability to transfer certain technologies, to sell our products and solutions, or to continue to operate in certain locations. Foreign companies with a presence in China are facing increasing operational challenges and enhanced scrutiny from governmental entities in the region. Further, it is possible that the U.S.-Chinese geopolitical tensions could result in government measures that could adversely impact our business. For example, in May 2023, China announced controls on the use of Micron products in China, following a cybersecurity review of Micron. At this time, the scope of these restrictions and entities impacted, and impact on VIAVI, is unclear. In September 2023, a bill was introduced by the House Financial Services Committee that would authorize sanctions on certain Chinese entities in China's defense and surveillance technology sectors. This could have an adverse impact on our revenues in this region. International conflict has contributed to (i) increased pressure on the supply chain and could further result in increased energy costs, which could increase the cost of manufacturing, selling and delivering products and solutions (ii) inflation, which could result in increases in the cost of manufacturing products, reduced customer purchasing power, increased price pressure, and reduced or cancelled orders (iii) increased risk of cybersecurity attacks and (iv) general market instability, all of which could adversely impact our financial results.

<u>Risks Related to Our Business Strategy and Industry</u>

Our future profitability is not assured.

Our profitability in a particular period will be impacted by revenue, product mix and operational costs that vary significantly across our product portfolio and business segments.

Specific factors that may undermine our profit and financial objectives include, among others:

- Uncertainty around the timing of our customers procurement decisions on infrastructure maintenance and upgrades;

- Uncertain future telecom carrier and cable operator capital and R&D spending levels, which particularly affects our NE and SE segments;

- Adverse changes to our product mix, both fundamentally (resulting from new product transitions, the declining profitability of certain legacy products and the termination of certain products with declining margins, among other things) and due to quarterly demand fluctuations;

- Pricing pressure across our NSE product lines due to competitive forces, particularly from Asia-based competitors, advanced chip component shortages, and a highly concentrated customer base for many of our product lines, which may offset some of the cost improvements;

- Our OSP operating margin may experience some downward pressure as a result of a higher mix of 3D sensing products and increased operating expenses;

- Limited availability of components and resources for our products which leads to higher component prices;

- Resource rationing, including rationing of utilities like electricity by governments and/or service providers;

- Budgetary constraints that impact or slow customer inventory consumption;

- Increasing commoditization of previously differentiated products, and the attendant negative effect on average selling prices and profit margins;

- Execution challenges, which limit revenue opportunities and harm profitability, market opportunities and customer relations;

- Decreased revenue associated with terminated or divested product lines;

- Redundant costs related to periodic transitioning of manufacturing and other functions to lower-cost locations;

- Ongoing costs associated with organizational transitions, consolidations and restructurings, which are expected to continue in the nearer term;

- Cyclical demand for our currency products;

- Changing market and economic conditions, including the impacts due to tariffs, economic sections and export restrictions, the ongoing conflict between Russia and Ukraine, the armed conflict between Israel and Hamas; tensions and trade sanctions between the U.S. and China, supply chain constraints, pricing and inflationary pressures;

- Ability of our customers, partners, manufacturers and suppliers to purchase, market, sell, manufacture and/or supply our products and services, including as a result of disruptions arising from supply chain constraints;

- Financial stability of our customers, including the solvency of private sector customers and statutory authority for government customers to purchase goods and services; and

- Factors beyond our control resulting from pandemics and similar outbreaks, manufacturing restrictions, travel restrictions and shelter-in-place orders to control the spread of a disease regionally and globally, and limitations on the ability of our employees and our suppliers' and customers' employees to work and travel.

Taken together, these factors limit our ability to predict future profitability levels and to achieve our long-term profitability objectives. If we fail to achieve profitability expectations, the price of our debt and equity securities, as well as our business and financial condition, may be materially adversely impacted.

Rapid technological change in our industry presents us with significant risks and challenges, and if we are unable to keep up with the rapid changes, our customers may purchase less of our products.

The manufacture, quality and distribution of our products, as well as our customer relations, may be affected by several factors, including the rapidly changing market for our products, supply chain issues and internal restructuring efforts. We expect the impact of these issues will become more pronounced as we continue to introduce new product offerings and when overall demand increases.

Our success depends upon our ability to deliver both our current product offerings and new products and technologies on time and at an acceptable cost to our customers. The markets for our products are characterized by rapid technological change, frequent new product introductions, substantial capital investment, changes in customer requirements and a constantly evolving industry. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these issues and provide solutions that meet our customers' current and future needs. As a technology company, we also constantly encounter quality, volume and cost concerns such as:

- Our continuing cost reduction programs which include site and organization consolidations, asset divestitures, outsourcing the manufacture of certain products to contract manufacturers, other outsourcing initiatives, and reductions in employee headcount, requirements related to re-establishment and re-qualification by our customers of complex manufacturing lines, and modifications to systems, planning and operational infrastructure. During this process, we have experienced, and may continue to experience, additional costs, delays in re-establishing volume production levels, planning difficulties, inventory issues, factory absorption concerns and systems integration problems.

- We have experienced variability of manufacturing yields caused by difficulties in the manufacturing process, the effects from a shift in product mix, changes in product specifications and the introduction of new product lines. These difficulties can reduce yields or disrupt production and thereby increase our manufacturing costs and adversely affect our margin.

- We may incur significant costs to correct defective products (despite rigorous testing for quality both by our customers and by us), which could include lost future sales of the affected product and other products, and potentially severe customer relations problems, litigation and damage to our reputation.

- We are dependent on a limited number of vendors, who are often small and specialized, for raw materials, packages and standard components. We also rely on contract manufacturers around the world to manufacture certain products. Our business could continue to be adversely affected by this dependency. Specific concerns we periodically encounter with our suppliers include stoppages or delays of supply, insufficient vendor resources to supply our requirements, substitution of more expensive or less reliable products, receipt of defective parts or contaminated materials, increases in the price of supplies and an inability to obtain reduced pricing from our suppliers in response to competitive pressures. Additionally, the ability of our contract manufacturers to fulfill their obligations may be affected by economic, political or other forces that are beyond our control. Any such failure could have a material impact on our ability to meet customers' expectations and may materially impact our operating results.

- New product programs and introductions involve changing product specifications and customer requirements, unanticipated engineering complexities, difficulties in reallocating resources and overcoming resource limitations and increased complexity, which expose us to yield and product risk internally and with our suppliers.

These factors have caused considerable strain on our execution capabilities and customer relations. We have seen and could continue to see periodic difficulty responding to customer delivery expectations for some of our products, and yield and quality problems, particularly with some of our new products and higher volume products which could require additional funds and other resources to respond to these execution challenges. From time to time, we have had to divert resources from new product R&D and other functions to assist with resolving these matters. If we do not improve our performance in all of these areas, our operating results will be harmed, the commercial viability of new products may be challenged, and our customers may choose to reduce or terminate their purchases of our products and purchase additional products from our competitors.

Unfavorable, uncertain or unexpected conditions in the transition to new technologies may cause our growth forecasts to be inaccurate and/or cause fluctuations in our financial results.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Our estimates of the market opportunities related to 5G infrastructure, 3D sensing and other developing technologies are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis, industry experience and third-party data. Accordingly, these markets may not develop in the manner or in the time periods we anticipate, and our estimated market opportunities may prove to be materially inaccurate.

If domestic and global economic conditions worsen, including as a result of pricing and inflationary pressures, overall spending on 5G infrastructure, 3D sensing and other developing technologies may be reduced, which would adversely impact demand for our products in these markets. In addition, unfavorable developments with evolving laws and regulations worldwide related to such technologies may limit or slow the rate of global adoption, impede our strategy, and negatively impact our long-term expectations in these markets.

Our growth and ability to serve a significant portion of these markets are subject to many factors including our success in implementing our business strategy as well as market adoption and expansion of 5G infrastructure, 3D sensing and other applications for consumer electronics. We may not be able to serve a significant portion of these markets and the growth forecasts should not be taken as indicative of our future growth. Even if the markets and rates of adoption develop in the manner or in the time periods we anticipate, if we do not have timely, competitively priced, market-accepted products available to meet our customers' planned roll-out of 5G platforms and systems, 3D sensing products and other technologies, we may miss a significant opportunity and our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We may experience increased pressure on our pricing and contract terms due to our reliance on a limited number of customers for a significant portion of our sales.

We believe that we will continue to rely upon a limited number of customers for a significant portion of our revenues for the foreseeable future. Any failure by us to continue capturing a significant share of key customer sales could materially harm our business. Dependence on a limited number of customers exposes us to the risk that order reductions from any one customer can have a material adverse effect on periodic revenue. Due to the current trend of communication industry consolidation, we may have increased dependence on fewer customers who may be able to exert increased pressure on our prices and other contract terms. Customer consolidation activity and periodic manufacturing and inventory initiatives could also create the potential for disruptions in demand for our products as a consequence of such customers streamlining, reducing or delaying purchasing decisions.

We have a strategic alliance with SICPA to market and sell our OVP and OVMP product lines for banknote anti-counterfeiting applications worldwide. A material reduction in sales, or loss of the relationship with SICPA, may harm our business and operating results as we may be unable to find a substitute marketing and sales partner or develop these capabilities ourselves in a timely manner.

Movement towards virtualized networks and software solutions may result in lower demand for our hardware products and increased competition.

The markets for our NE and SE segments are increasingly looking towards virtualized networks and software solutions. This trend may result in lower demand for our legacy hardware products. Additionally, barriers to entry are generally lower for software solutions, which may lead to increased competition for our products and services.

We face a number of risks related to our strategic transactions.

Our strategy continues to include periodic acquisitions and divestitures of businesses and technologies. Strategic transactions of this nature involve numerous risks, including the following:

- Competition for suitable acquisition targets;

- Inability to consummate deals on favorable or acceptable terms, or due to failure to obtain stockholder, government, regulatory or other necessary approvals or satisfy other closing conditions;

- Diversion of management's attention from normal daily operations of the business;

- Potential difficulties in completing projects associated with in-process R&D;

- Difficulties in entering markets in which we have no or limited prior experience and where competitors have stronger market positions;

- Difficulties in obtaining or providing sufficient transition services and accurately projecting the time and cost associated with providing these services;

- Inability of an acquisition to further our business strategy as expected or overpay for, or otherwise not realize the expected return on our investments;

- Expected earn-outs may not be achieved in the time frame or at the level expected or at all;

- Lack of ability to recognize or capitalize on expected growth, synergies or cost savings;

- Insufficient net revenue to offset increased expenses associated with acquisitions;

- Potential loss of key employees of the acquired companies;

- Difficulty in forecasting revenues and margins;

- Adverse public health developments, epidemic disease or pandemics in the countries in which we operate or our customers are located, including regional quarantines restricting the movement of people or goods, reductions in labor supply or staffing, the closure of facilities to protect employees, including those of our customers, disruptions to global supply chains and both our and our suppliers' ability to deliver materials and products on a timely or cost-effective basis, shipment, acceptance or verification delays, the resulting overall significant volatility and disruption of financial markets, and economic instability affecting customer spending patterns; and

- Inadequate internal control procedures and disclosure controls to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or poor integration of a target company's or business's procedures and controls.

Acquisitions may also cause us to:

- Issue common stock that would dilute our current stockholders' percentage ownership and may decrease earnings per share;
- Assume liabilities, some of which may be unknown at the time of the acquisitions;
- Record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;
- Incur additional debt to finance such acquisitions;
- Incur amortization expenses related to certain intangible assets; or
- Acquire, assume, or become subject to litigation related to the acquired businesses or assets.

We may not generate positive returns on our research and development strategy.

Developing our products is expensive, and the investment in product development may involve a long payback cycle. We expect to continue to invest heavily in R&D in order to expand the capabilities of 3D sensing and smart phone sensors, handheld spectrometer solution and portable test instruments, introduce new products and features and build upon our technology. We expect that our results of operations may be impacted by the timing and size of these investments. In addition, these investments may take several years to generate positive returns, if ever.

Operational Risks

Our restructuring activities could adversely affect our business and results of operations.

We have from time-to-time engaged in restructuring activities to realign our cost base with current and anticipated future market conditions, including ones initiated during fiscal 2023 and fiscal 2024. Significant risks associated with these types of actions that may impair our ability to achieve the anticipated cost reductions or disrupt our business include delays in the implementation of anticipated workforce reductions in highly regulated locations outside of the U.S. and the failure to meet operational targets due to the loss of key employees. In addition, our ability to achieve the anticipated cost savings and other benefits from these actions within the expected timeframe is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, if we experience delays, or if other unforeseen events occur, our business and results of operations could be adversely affected.

Management transitions and talent retention create uncertainties that could harm our business.

Management changes could adversely impact our results of operations and our customer relationships and may make recruiting for future management positions more difficult. Our executives and other key personnel are generally at-will employees and we generally do not have employment or non-compete agreements with our other employees, and we cannot assure you that we will be able to retain them. We have in the past experienced, and could continue to experience changes in our leadership team. Competition for people with the specific technical and other skills we require is significant. Moreover, we may face difficulties in attracting, retaining and motivating employees in connection with the change of our headquarters to Chandler, Arizona. As remote work has become more available, the competition for highly qualified talent has intensified. If we are unable to attract and retain qualified executives and employees, or to successfully integrate any newly hired personnel within our organization, we may be unable to achieve our operating objectives, which could negatively impact our financial performance and results of operations.

We face risks related to our international operations and revenue.

Our customers are located throughout the world. In addition, we have significant operations outside North America, including product development, manufacturing, sales and customer support operations.

Our international presence exposes us to certain risks, including the following:

- Fluctuations in exchange rates between the U.S. dollar and among the currencies of the countries in which we do business may adversely affect our operating results by negatively impacting our revenues or increasing our expenses;
- Our ability to comply with the laws and regulations of the countries in which we do business, including, among others, customs, import/export, economic sanctions, anti-bribery, anti-competition, climate/ sustainability regulations, and tax and data privacy laws, which may be subject to sudden and unexpected changes;
- Difficulties in establishing and enforcing our intellectual property rights;
- Tariffs and other trade restrictions;
- Political, legal and economic instability in foreign markets, particularly in those markets in which we maintain manufacturing and product development facilities;
- Strained or worsening relations between the United States, Russia and China and related impacts on other countries;
- Difficulties in staffing and management;
- Language and cultural barriers;
- Seasonal reductions in business activities in the countries where our international customers are located;
- Integration of foreign operations;
- Longer payment cycles;
- Difficulties in management of foreign distributors; and
- Potential adverse tax consequences.

Global and regional health pandemics have affected and may in the future affect the manufacturing and shipment of goods globally. Any delay in production or delivery of our products due to an extended closure of our suppliers' plants could adversely impact our business, along with delays in shipment of our products as well as increased logistics costs.

We expect that net revenue from customers outside North America will continue to account for a significant portion of our total net revenue. Lower sales levels that typically occur during the summer months in Europe and some other overseas markets may materially and adversely affect our business. In addition, the revenues we derive from many of our customers depend on international sales and further expose us to the risks associated with such international sales.

Legal, Regulatory and Compliance Risks

Certain of our products are subject to governmental and industry regulations, certifications and approvals.

The commercialization of certain of the products we design, manufacture and distribute may be more costly due to required government approval and industry acceptance processes. For example, in our OSP segment, development of applications for our anti-counterfeiting and special effects pigments may require significant testing that could delay our sales. In addition, durability testing by the automobile industry of our special effects pigments used with automotive paints can take up to three years. If we change a product for any reason, including technological changes or changes in the manufacturing process, prior approvals or certifications may be invalid and we may need to go through the approval process again. If we are unable to obtain these or other government or industry certifications in a timely manner, or at all, our operating results could be adversely affected.

We receive formal and informal government inquiries or audits related to our products, practices or services from time to time.

We receive formal and informal inquiries from, or become subject to, investigations by various government authorities regarding our business and compliance with federal, state and local laws, regulations, or standards. Any determination or allegation that our operations, products, activities, or the activities of our employees, contractors or agents, are not in compliance with existing laws, regulations or standards, could adversely affect our business. Even if such inquiries or investigations do not result in the imposition of fines, interruptions to our business, loss of suppliers or other third-party relationships, terminations of necessary licenses and permits, the existence of those inquiries or investigations alone could create negative publicity that could cause business or reputational harm.

U.S. government trade actions and restrictions could have an adverse impact on our business, financial position, and results of operation.

The United States and China have been engaged in protracted negotiations over the Chinese government's acts, policies, and practices related to technology transfer, intellectual property, and innovation. For example, the United States has increased tariffs on certain categories of high-tech and consumer goods imported from China pursuant to Section 301 of the Trade Act of 1974, including a current 25% tariff on List 1, List 2 and List 3 goods, which lists cover certain materials and/or products that we import from China.

On May 16, 2019, Huawei Technologies Co. Ltd. and a score of non-U.S. affiliates (collectively, Huawei) were added to the Entity List of the Bureau of Industry and Security of the U.S. Department of Commerce (BIS), which imposes limitations on the supply of certain U.S. items and product support to Huawei. On August 17, 2020, BIS issued final rules that further restrict access by Huawei to items produced domestically and abroad from U.S. technology and software. Certain products of VIAVI are subject to the restrictions; however, the impact is not expected to be material to our overall operations.

These measures, along with any additional tariffs or other trade actions that may be implemented, may increase the cost of certain materials and/or products that we import from China, thereby adversely affecting our profitability. These actions could require us to raise our prices, which could decrease demand for our products. As a result, these actions, including potential retaliatory measures by China and further escalation of trade restrictions could adversely impact our business.

Furthermore, the geopolitical and economic uncertainty and/or instability that may result from changes in the relationship among the United States, Taiwan and China, may, directly or indirectly, materially harm our business, financial condition and results of operations. For example, certain of our suppliers are dependent on products sourced from Taiwan which are prevalent in certain global markets, most specifically semiconductor manufacturing. Hence, greater restrictions and/or disruptions of our suppliers' ability to operate facilities and/or do business in these jurisdictions may increase the cost of certain materials and/or limit the supply of products and may result in deterioration of our profit margins, a potential need to increase our pricing and, in so doing, may decrease demand for our products and thereby adversely impact our revenue or profitability.

Due to the ongoing conflict between Russia and Ukraine, the U.S., E.U. and U.K. have broadened restrictions on supply to Russia, thereby blocking shipments of technology, telecommunications and consumer electronics products to Russia. This caused us to suspend transactions in the region effective February 2022 and has negatively impacted our business in the region. The ongoing situation in Ukraine as well as the potential for additional trade actions or retaliatory cyber-attacks aimed at infrastructure or supply chains, could have an impact on our future operations and financial results.

Failure to maintain satisfactory compliance with certain privacy and data protections laws and regulations may harm our business.

Complex local, state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These privacy laws and regulations are quickly evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. In addition, our legal and regulatory obligations in jurisdictions outside of the U.S. are subject to unexpected changes, including the potential for regulatory or other governmental entities to enact new or additional laws or regulations, to issue rulings that invalidate prior laws or regulations, or to increase penalties significantly. Complying with these laws and regulations can be costly and can impede the development and offering of new products and services. For example, the E.U. General Data Protection Regulation (GDPR), which became effective in May 2018, imposes stringent data protection requirements and provides for significant penalties for noncompliance. Additionally, California enacted legislation, the California Consumer Privacy Act (CCPA), which became effective January 1, 2020. The CCPA requires, among other things, covered companies to provide new disclosures to California consumers, and allow such consumers new abilities to opt-out of certain sales of personal data. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. Several state privacy laws became effective in 2023, including the California Privacy Rights Act (expanding the CCPA to provide for certain obligations with respect to California employee's sensitive personal data and an expansion of rights, including the right to limit, correct and request deletion of certain sensitive personal data), the Virginia Consumer Data Protection Act, the Utah Consumer Privacy Act, the Colorado Privacy Act and the Connecticut Data Privacy Act. Additional state privacy laws become effective in 2024, including the Montana Consumer Data Privacy Act, Oregon Consumer Data Privacy Act and Texas Data Privacy and Security Act, and a number of other states have passed laws that will go into effect in the next few years, including Delaware, Kentucky, Maryland, Minnesota, Nebraska, New Hampshire, New Jersey, Rhode Island, Tennessee, Indiana and Iowa and many more that are considering similar laws. The new state privacy laws will impose additional data protection obligations on covered businesses, including additional consumer rights, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. The new and proposed privacy laws may result in further uncertainty and would require us to incur additional expenditures to comply. These regulations and legislative developments have potentially far-reaching consequences and may require us to modify our data management practices and incur substantial compliance expense.

Our failure to comply with applicable laws and regulations or other obligations to which we may be subject relating to personal data, or to protect personal data from unauthorized access, use, or other processing, could result in enforcement actions and regulatory investigations against us, claims for damages by customers and other affected individuals, fines, damage to our reputation, and loss of goodwill, any of which could have a material adverse effect on our operations, financial performance, and business.

Information Security, Technology and Intellectual Property Risks

Our business and operations could be adversely impacted in the event of a failure of information technology infrastructure.

We rely upon the capacity, reliability and security of our information technology infrastructure and our ability to expand and continually update this infrastructure in response to our changing needs. In some cases, we rely upon third-party hosting and support services to meet these needs. Company and third-party providers have experienced increasingly sophisticated and damaging cybersecurity threats in the form of phishing emails, malware, malicious websites, ransomware, exploitation of application vulnerabilities, and nation-state attacks, and the threat landscape continues to evolve. Such threats can lead to increased operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risks; and reputational risks. The growing and evolving cyber-risk environment means that individuals, companies, and organizations of all sizes, including ourselves, our customers, suppliers and our hosting and support partners, are increasingly vulnerable to attacks and disruptions on their networks and systems by a wide range of actors on an ongoing and regular basis. We also design and manage IT systems and products that contain IT systems for various customers, and generally face the same threats for these systems as for our own internal systems.

Our network security controls are comprised of administrative, physical and technical controls, which include, but are not limited to, the implementation of firewalls, anti-virus protection, patches, log monitors, routine backups, off-site storage, network audits and other routine updates and modifications. We also routinely monitor and develop our internal information technology systems to address risks to our information systems. However, there can be no assurance that the controls we implement and internal information technology systems we develop will be adequate and successful. Our systems are regularly targeted by bad actors and have been exposed to computer viruses, natural disasters, unauthorized access and other similar disruptions and attacks that continue to emerge and evolve. Any system failure, accident or security breach could result in disruptions to our business processes, network degradation, and system downtime, along with the potential that a third-party will gain unauthorized access to, or acquire intellectual property, proprietary business information, and data related to our employees, customers, suppliers, and business partners, including personal data. While we maintain system data and security logs, our logging also may not be sufficient to fully investigate a security incident. To the extent that any disruption, degradation, downtime or other security event results in a loss or damage to our data or systems, or in inappropriate disclosure of confidential or personal information, it could adversely impact us and our clients, potentially resulting in, among other things, financial losses, loss of customers or business, our inability to transact business on behalf of our clients, adverse impact on our brand and reputation, violations of applicable privacy and other laws, regulatory fines, penalties, litigation, reimbursement or other compensation costs, and/or additional compliance costs. We may also incur additional costs related to cybersecurity risk management and remediation. We or our service providers, if applicable, may suffer losses relating to cyber-attacks or other information security breaches in the future and any insurance coverage may not be adequate to cover all the costs resulting from such events. Our efforts to reduce the risk of such attacks or to detect attacks that occur may not be successful.

If we have insufficient proprietary rights or if we fail to protect those we have, our business would be materially harmed.

We seek to protect our products and our product roadmaps in part by developing and/or securing proprietary rights relating to those products, including patents, trade secrets, know-how and continuing technological innovation. The steps taken by us to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products and the costs associated with protecting our intellectual property may outweigh the benefits. Other companies may be investigating or developing other technologies that are similar to our own. It is possible that patents may not be issued from any of our pending applications or those we may file in the future and, if patents are issued, the claims allowed may not be sufficiently broad to deter or prohibit others from making, using or selling products that are similar to ours. We do not own patents in every country in which we sell or distribute our products, and thus others may be able to offer identical products in countries where we do not have intellectual property protection. In addition, the laws of some territories in which our products are or may be developed, manufactured or sold, including Europe, Asia-Pacific or Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States.

Any patents issued to us may be challenged, invalidated or circumvented. Additionally, we are currently a licensee in all of our operating segments for a number of third-party technologies, software and intellectual property rights from academic institutions, our competitors and others, and are required to pay royalties to these licensors for the use thereof. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products, impede the sale of some of our current products, substantially increase the cost to provide these products to our customers, and could have a significant adverse impact on our operating results. In the past, licenses generally have been available to us where third-party technology was necessary or useful for the development or production of our products. In the future licenses to third-party technology may not be available on commercially reasonable terms, if at all.

Our products may be subject to claims that they infringe the intellectual property rights of others.

Lawsuits and allegations of patent infringement and violation of other intellectual property rights occur in our industry on a regular basis. We have received in the past, and anticipate that we will receive in the future, notices from third parties claiming that our products infringe their proprietary rights. Over the past several years there has been a marked increase in the number and potential severity of third-party patent infringement claims, primarily from two distinct sources. First, large technology companies, including some of our customers and competitors, are seeking to monetize their patent portfolios and have developed large internal organizations that have approached us with demands to enter into license agreements. Second, patent-holding companies, entities that do not make or sell products (often referred to as "patent trolls"), have claimed that our products infringe upon their proprietary rights. We will continue to respond to these claims in the course of our business operations. In the past, the resolution of these disputes has not had a material adverse impact on our business or financial condition; however, this may not be the case in the future. Further, the litigation or settlement of these matters, regardless of the merit of the claims, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not we are successful. If we are unsuccessful, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in such development, or such licenses may not be available on terms acceptable to us, if at all. Without such a license, we could be enjoined from future sales of the infringing product or products, which could adversely affect our revenues and operating results.

The use of open-source software and generative artificial intelligence may expose us to risks and harm our intellectual property position.

Certain of the software and/or firmware that we use and distribute (as well as that of our suppliers, manufacturers and customers) may be, derived from, or contain, "open-source" software, which is software that is generally made available to the public by its authors and/or other third parties, as well as generative artificial intelligence (GenAI) technology (discussed further below). Such open-source software is often made available under licenses which impose obligations in the event the software or derivative works thereof are distributed or re-distributed. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works under a particular type of license, rather than the forms of license customarily used to protect our own software products. In the event that a court rules that these licenses are unenforceable, or in the event the copyright holder of any open-source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work. Additionally, open-source licenses are subject to occasional revision. In the event future iterations of open-source software are made available under a revised license, such license revisions may adversely affect our ability to use such future iterations.

Similarly, GenAI technology has proliferated including as a feature in existing commercially available products, some of which we use. GenAI is a type of machine-learning model capable of generating various types of content, including data, text and images. Use of GenAI tools could expose us to data and network security risks. These risks include the exposure of our intellectual property, confidential and proprietary information (including customer information) to unknown recipients; the introduction of malware into our network; and the creation of content subject to copyright, trademark, or other intellectual property protection of an unknown third party.

Environmental, Social and Governance (ESG) Risks

We may be subject to environmental liabilities.

We are subject to various federal, state and foreign laws and regulations, including those governing pollution, protection of human health, the environment and recently, those restricting the presence of certain substances in electronic products as well as holding producers of those products financially responsible for the collection, treatment, recycling and disposal of certain products. Such laws and regulations have been passed in several jurisdictions in which we operate, are often complex and are subject to frequent changes. We will need to ensure that we comply with such laws and regulations as they are enacted, as well as all environmental laws and regulations, and as appropriate or required, that our component suppliers also comply with such laws and regulations. If we fail to comply with such laws, we could face sanctions for such noncompliance, and our customers may refuse to purchase our products, which would have a materially adverse effect on our business, financial condition and results of operations.

With respect to compliance with environmental laws and regulations in general, we have incurred, and in the future could incur, substantial costs for the cleanup of contaminated properties, either those we own or operate or to which we have sent wastes in the past, or to comply with such environmental laws and regulations. Additionally, we could be subject to disruptions to our operations and logistics as a result of such clean-up or compliance obligations. If we were found to be in violation of these laws, we could be subject to governmental fines and liability for damages resulting from such violations. If we have to make significant capital expenditures to comply with environmental laws, or if we are subject to significant expenditures in connection with a violation of these laws, our financial condition or operating results could be materially adversely impacted.

Our business is subject to evolving regulations and expectations with respect to ESG matters that could expose us to numerous risks.

Regulators, customers, investors, employees and other stakeholders continue to focus on ESG-related matters and related disclosures. These developments have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting ESG-related requirements and expectations. For example, developing and acting on ESG-related initiatives and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's climate-related reporting requirements, which are currently stayed pending legal challenges but which could come into effect in the coming years along with reporting requirements in California and other jurisdictions which we may be subject to. We may also communicate certain initiatives and goals regarding ESG-related matters in our SEC filings or in other public disclosures. These ESG-related initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Further, statements about our ESG-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our ESG-related goals on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

We may be subject to risks related to climate change, natural disasters and catastrophic events.

We operate in geographic regions which face a number of climate and environmental challenges. Our new corporate headquarters is located in Chandler, Arizona, a desert climate, subject to extreme heat and drought. The geographic location of our Northern California offices and production facilities subject them to drought, earthquake and wildfire risks. It is impossible to predict the timing, magnitude or location of such natural disasters or their impacts on the local economy and on our operations. If a major earthquake, wildfire or other natural disaster were to damage or destroy our facilities or manufacturing equipment, we may experience potential impacts ranging from production and shipping delays to lost profits and revenues. In October 2017 and again in October 2019, we temporarily closed our Santa Rosa, California facility due to wildfires in the region and the facility's close proximity to the wildfire evacuation zone which resulted in production stoppage. The location of our production facility could subject us to production delays and/or equipment and property damage. Moreover, Pacific Gas and Electric (PG&E), the public electric utility in our Northern California region, has previously implemented and may continue to implement widespread blackouts during the peak wildfire season to avoid and contain wildfires sparked during strong wind events by downed power lines or equipment failure. Ongoing blackouts, particularly if prolonged or frequent, could impact our operations going forward. Additionally, the occurrence of adverse public health developments, epidemic disease or pandemics may adversely affect our business, operations, financial condition, and results of operations. The extent to which global pandemics impact our business going forward will depend on factors such as the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity, including the possibility of recession or financial market instability. Measures to contain a global pandemic may intensify other risks described in these Risk Factors.

Risks Related to our Liquidity and Indebtedness

Any deterioration or disruption of the capital and credit markets may adversely affect our access to sources of funding.

Global economic conditions have caused and may cause volatility and disruptions in the capital and credit markets. When the capital or credit markets deteriorate or are disrupted, our ability to incur additional indebtedness to fund a portion of our working capital needs and other general corporate purposes, or to refinance maturing obligations as they become due, may be constrained. In the event that we were to seek to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time, if at all. We may seek to access the capital or credit markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. For example, in December 2021, we entered into a $300 million asset-based secured credit facility which has certain limitations based on our borrowing capacity. Our access to the financial markets and the pricing and terms we receive in the financial markets could be adversely impacted by various factors, including changes in financial markets and interest rates. In addition, if we do access the capital or credit markets, agreements governing any borrowing arrangement could contain covenants restricting our operations.

Our term notes increased our overall leverage and our convertible notes could dilute our existing stockholders and lower our reported earnings per share.

The issuance of our 1.625% Senior Convertible Notes due 2026 and our 3.75% Senior Notes due 2029 (together the "Notes") substantially increased our principal payment obligations. The degree to which we are leveraged could materially and adversely affect our ability to successfully obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. In addition, the holders of the 2026 Notes are entitled to convert the Notes into shares of our common stock or a combination of cash and shares of common stock under certain circumstances which would dilute our existing stockholders and lower our reported per share earnings.

Our ability to make payments on our indebtedness when due, to make payments upon conversion with respect to our convertible senior notes or to refinance our indebtedness as we may need or desire, depends on our future performance and our ability to generate cash flow from operations, which is subject to economic, financial, competitive and other factors beyond our control. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. We may not be able to engage in these activities on desirable terms or at all, which may result in a default on our existing or future indebtedness and harm our financial condition and operating results.

Our outstanding indebtedness may limit our operational and financial flexibility.

Our level of indebtedness could have important consequences, including:

- Impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

- Requiring us to dedicate a substantial portion of our operating cash flow to paying principal and interest on our indebtedness, thereby reducing the funds available for operations;

- Limiting our ability to grow and make capital expenditures due to the financial covenants contained in our debt arrangements;

- Impairing our ability to adjust rapidly to changing market conditions, invest in new or developing technologies, or take advantage of significant business opportunities that may arise;

- Making us more vulnerable if a general economic downturn occurs or if our business experiences difficulties; and

- Resulting in an event of default if we fail to satisfy our obligations under the Notes or our other debt or fail to comply with the financial and other restrictive covenants contained in the indentures governing the Notes, or any other debt instruments, which event of default could result in all of our debt becoming immediately due and payable and could permit certain of our lenders to foreclose on our assets securing such debt.

We may not generate sufficient cash flow to meet our debt service and working capital requirements, which may expose us to the risk of default under our debt obligations.

We will need to implement our business strategy successfully on a timely basis to meet our debt service and working capital needs. We may not successfully implement our business strategy, and even if we do, we may not realize the anticipated results of our strategy and generate sufficient operating cash flow to meet our debt service obligations and working capital needs. In addition, our ability to make scheduled payments on our indebtedness, including the Notes, is affected by general and regional economic, financial, competitive, business and other factors beyond our control.

In the event our cash flow is inadequate to meet our debt service and working capital requirements, we may be required, to the extent permitted under the indentures covering the Notes and any other debt agreements, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets or reduce or delay planned capital or operating expenditures. Any insufficient cash flow may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. The indentures that govern the Notes and the agreement that governs our secured credit facility contain restrictions on the incurrence of additional indebtedness, which are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness under the agreements governing our existing debt.

The terms of the indentures that govern the Notes and the agreement that governs our secured credit facility restrict our current and future operations.

The indentures governing the Notes and the agreement governing the secured credit facility contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

- Incur or guarantee additional indebtedness;
- Incur or suffer to exist liens securing indebtedness;
- Make investments;
- Consolidate, merge or transfer all or substantially all of our assets;
- Sell assets;
- Pay dividends or other distributions on, redeem or repurchase capital stock;
- Enter into transactions with affiliates;
- Amend, modify, prepay or redeem subordinated indebtedness;
- Enter into certain restrictive agreements;
- Engage in a new line of business;
- Amend certain material agreements, including material leases and debt agreements; and
- Enter into sale leaseback transactions.

Tax Risks

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations and/or changes in regulations.

Changes in U.S. federal income or other tax laws or the interpretation of tax laws, including the Inflation Reduction Act of 2022, may impact our tax liabilities. Utilization of our net operating losses (NOLs) and tax credit carryforwards may be subject to a substantial annual limitation if the ownership change limitations under Sections 382 and 383 of the Internal Revenue Code and similar state provisions are triggered by changes in the ownership of our capital stock. In general, an ownership change occurs if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Accordingly, purchases of our capital stock by others could limit our ability to utilize our NOLs and tax credit carryforwards in the future.

Furthermore, we may not be able to generate sufficient taxable income to utilize our NOLs and tax credit carryforwards before they expire. Due to uncertainty regarding the timing and extent of our future profitability, we continue to record a valuation allowance to offset our U.S. and certain of our foreign deferred tax assets because of uncertainty related to our ability to utilize our NOLs and tax credit carryforwards before they expire.

If any of these events occur, we may not derive some or all of the expected benefits from our NOLs and tax credit carryforwards.

Changes in tax legislation or policies could materially impact our financial position and results of operations.

VIAVI operates in many jurisdictions around the world. Global tax policy is in a heightened state of evolution, with particular attention to Base Erosion and Profit Shifting (BEPS), transfer pricing, and general corporate tax reform. Any substantial changes in domestic or international corporate tax policies, regulations, or guidance may materially adversely affect our business, the amount of taxes we are required to pay, and our financial condition and results of operations generally. Enforcement activities or legislative initiatives may also have similar effects.

The Organization for Economic Co-operation & Development (OECD) has issued BEPS Pillar Two Model Rules. Pillar Two establishes a minimum global effective tax rate of 15% on profits of large multinational companies. While the U.S. has not adopted the Pillar Two rules, many countries where we operate have adopted or are expected to adopt the OECD Pillar Two Model. These changes could increase our tax burden, reduce net income and impact cash flow. The Pillar Two rules, if enacted, are generally effective for tax years beginning on or after January 1, 2024. We expect this to be applicable for fiscal year 2025 and do not expect any material impacts to our current financial statements. We will continue to monitor the tax legislation for any future implications.

General Risks

Certain provisions in our charter and under Delaware laws could hinder a takeover attempt.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short-term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions providing for the limitations of liability and indemnification of our directors and officers, allowing vacancies on our Board of Directors to be filled by the vote of a majority of the remaining directors, granting our Board of Directors the authority to establish additional series of preferred stock and to designate the rights, preferences and privileges of such shares (commonly known as "blank check preferred"), and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders, which may only be called by the Chairman of the Board, the Chief Executive Officer or the Board of Directors. These provisions may also have the effect of deterring hostile takeovers or delaying changes in control or change in our management.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks to our Company associated with cybersecurity threats. These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks. Our process for identifying and assessing material risks from cybersecurity threats operates alongside our broader enterprise risk management program process, covering other Company risks. As part of this process our enterprise risk professionals consult with Company subject matter experts to gather information necessary to identify cybersecurity risks, and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk.

We have implemented a variety of cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess and manage such risks. Our approach includes: (1) an enterprise risk management program, which includes cybersecurity risks and is periodically refreshed; (2) security and privacy reviews designed to identify risks from many new features, software, and vendors; (3) a variety of privacy, cybersecurity, and incident response trainings and simulations, including regular phishing email simulations for all employees and contractors with access to corporate email systems; (4) tools designed to monitor our networks, systems and data for suspicious activity; (5) the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls; and (6) a third-party risk management process for cybersecurity threat risks associated with our use of third-party service providers, including service providers, suppliers, and vendors. We leverage industry standard security frameworks, including from the National Institute of Standards and Technology and the International Organization for Standardization, to evaluate our security controls and manage risk. We also carry insurance that provides protection against the potential losses arising from a cybersecurity incident.

Our Incident Response Plan coordinates the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. The incident response team assesses the severity and priority of incidents on a rolling basis. If a cybersecurity incident is determined to be a material cybersecurity incident, our incident response processes define the steps to disclose such a material cybersecurity incident. Further, we conduct tabletop exercises to test and fortify the controls of our cybersecurity incident response program.

We have not identified any risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. Please see the risk factor "*Our business and operations could be adversely impacted in the event of a failure of information technology infrastructure.*" included as part of our risk factor disclosures at Item 1A of this Annual Report on Form 10-K, which disclosure is incorporated by reference herein.

In the last three fiscal years, we have not experienced any material information security breach incidents and the expenses we have incurred from information security breach incidents were immaterial. This includes penalties and settlements, of which there were none.

Governance

Our Board of Directors (the Board) considers risks from cybersecurity threats as part of its risk oversight function and has delegated to the Audit Committee of the Board oversight of cybersecurity and other information technology risks. As set forth in its charter, our Audit Committee, comprised fully of independent directors, is responsible for oversight of risk, including cybersecurity and information security risk. Our Audit Committee has established a Cybersecurity Steering Committee consisting of three independent directors, Laura Black (who serves as Chair of the Cybersecurity Steering Committee), Douglas Gilstrap and Joanne Solomon, as well as our Chief Information Officer (CIO), our Chief Information Security Officer (CISO) and other members of our management representing a variety of teams and functions including legal, finance, and internal audit. Members of our Cybersecurity Steering Committee have work experience managing cybersecurity and information security risks, an understanding of the cybersecurity threat landscape and/or knowledge of emerging privacy risks.

The purpose of the Cybersecurity Steering Committee is to oversee our compliance with reasonable and appropriate organizational, physical, administrative and technical measures designed to protect the confidentiality, integrity, availability, security and operations of our information technology systems, transactions, and data owned by us, by providing guidance and oversight of our information technology and cybersecurity program.

The Cybersecurity Steering Committee generally meets on a quarterly basis and receives reports from the CISO and CIO of our cybersecurity and information security risk management and strategies, covering topics such as data security posture, results from third-party assessments, progress towards key initiatives, our incident response plan, and cybersecurity threat risks, incidents and developments. The Cybersecurity Steering Committee generally delivers reports and updates to the Audit Committee once a quarter.

The Audit Committee or, at the Audit Committee's instruction, the Cybersecurity Steering Committee regularly briefs the full Board on these matters, and the Board receives regular updates on the status of the information security program, including but not limited to relevant cyber threats, roadmap and key initiative updates, and the identification and management of information security risks. Our full Board reviews cybersecurity related opportunities as they relate to our business strategy, and cybersecurity-related matters are also factored into business continuity planning. We have protocols by which certain cybersecurity incidents are escalated within the Company and, where appropriate, reported to the Audit Committee.

Our CISO, in coordination with our CIO and our Information Security team, is responsible for assessing and managing our material risks from cybersecurity threats and has primary responsibility for our overall cybersecurity risk management program and supervising both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our CISO has more than 9 years of experience in cybersecurity and information technology risk managing, including at another large public company. He also has a degree in computer science. Our CIO has over 15 years of information technology experience, which includes managing information security systems, developing cybersecurity strategy and implementing effective information and cybersecurity programs.

Our CISO and CIO supervise efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment, such as vulnerability assessments, penetration testing, and tabletop exercises.

ITEM 2.   PROPERTIES

Not applicable.

ITEM 3.   LEGAL PROCEEDINGS

The information set forth under the heading "Legal Proceedings" in "Note 18. Commitments and Contingencies" in the Notes to Consolidated Financial Statements in Item 8 of this Report is incorporated herein by reference.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Global Select Market under the symbol (VIAV). As of July 27, 2024, we had 1,569 holders of record of our common stock. We have not paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.

The following table provides stock repurchase activity during the three months ended June 29, 2024 (*in millions, except per share amounts*):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]		Maximum Dollar Value of Shares that May Still Be Purchased Under the Plans or Programs[1]
March 31 - April 27, 2024	—	—	—	$	224.8
April 28 - May 25, 2024	—	—	—	$	224.8
May 26 - June 29, 2024	1.3	$7.69	1.3	$	214.8
Total	1.3		1.3		

[1] Share repurchases were made under our 2022 Repurchase Plan with authorization up to $300 million. Refer to "Note 15. Stockholders' Equity" of Item 8 for more details.

STOCK PERFORMANCE GRAPH

The information contained in the following graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

The following graph and table set forth the total cumulative return, assuming reinvestment of dividends, on an investment of $100 in June 2019 and ending June 2024 in: (i) our Common Stock, (ii) the S&P 500 Index, (iii) the Nasdaq Stock Market (U.S.) Index, and (iv) the Nasdaq Telecommunications Index. Historical stock price performance is not necessarily indicative of future stock price performance.



*$100 invested on 6/30/19 in stock or index.

	6/2019	6/2020	6/2021	6/2022	6/2023	6/2024
VIAVI	$100.00	$ 94.06	$131.45	$ 98.50	$ 85.25	$ 51.69
S&P 500	$100.00	$104.32	$153.32	$136.72	$161.80	$201.53
Nasdaq Composite	$100.00	$123.12	$186.10	$142.44	$178.08	$230.80
Nasdaq Telecommunications	$100.00	$101.73	$129.57	$ 94.54	$ 96.22	$ 94.88

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the period ended June 29, 2024. Unless otherwise noted, all references herein for the years 2024, 2023 and 2022 represent the fiscal years ended June 29, 2024, July 1, 2023 and July 2, 2022, respectively. We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year-to-year, and the primary factors that accounted for those changes, as well as how certain accounting estimates affect our financial statements. Factors that could cause or contribute to these differences include those discussed below and in this Annual Report on Form 10-K, particularly in "Risk Factors" and "Forward-Looking Statements."

This discussion should be read in conjunction with our consolidated financial statements and notes to the consolidated financial statements included in this Annual Report that have been prepared in accordance with accounting principles generally accepted in the United States of America. Our actual results could differ materially from those discussed in the forward-looking statements.

OVERVIEW

VIAVI is a global provider of network test, monitoring and assurance solutions for telecommunications, cloud, enterprises, first responders, military, aerospace and railway. VIAVI is also a leader in light management technologies for 3D sensing, anti-counterfeiting, consumer electronics, industrial, automotive, government and aerospace applications.

To serve our markets, we operate the following business segments:

- Network Enablement (NE);
- Service Enablement (SE); and
- Optical Security and Performance Products (OSP).

During fiscal 2024, the VIAVI business environment continued to be challenging, particularly in the North American service provider and enterprise customer markets. Field Instruments demand remained largely at the "maintenance" level due to the absence of major network build-outs and upgrades by Tier 1 service providers, particularly in North America. NE product demand continues to be impacted by sharply reduced research and development (R&D) and production capital expenditure spend by major wireless network equipment manufacturers (NEMs), who have reduced investment in response to significant cutbacks in 5G deployment by wireless operators. We expect the end market weakness in NE and SE to persist through the end of this calendar year and are executing on the previously announced restructuring plan initiated in the fourth quarter of fiscal 2024 to better align our business with the current environment. OSP demand is expected to be similar in fiscal 2025 as compared to fiscal 2024.

Our financial results and long-term growth model will continue to be driven by revenue growth, non-GAAP operating income, non-GAAP operating margin, non-GAAP diluted earnings per share (EPS) and cash flow from operations. We believe these key operating metrics are useful to investors because management uses these metrics to assess the growth of our business and the effectiveness of our marketing and operational strategies.

Proposed Acquisition of Spirent

On March 5, 2024, we announced a transaction under which the Company and VIAVI Solutions Acquisitions Limited, our wholly-owned subsidiary (Bidco), intended to acquire the entire issued and to be issued ordinary share capital of Spirent Communications plc, a public company incorporated in England and Wales and a global provider of automated test and assurance solutions for networks, cybersecurity and positioning (Spirent, and such transaction, the Proposed Acquisition). The Proposed Acquisition was to be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the U.K. Companies Act (the VIAVI Scheme), and was conditioned on, among other things, holding meetings of Spirent shareholders to approve the VIAVI Scheme (the VIAVI Scheme Meetings) on or before May 23, 2024. The VIAVI Scheme Meetings were not held on or before May 23, 2024, and accordingly, the VIAVI Scheme lapsed, and on May 23, 2024, Bidco terminated the Co-operation Agreement, and the various previously disclosed financing arrangements were terminated or cancelled as a result.

Looking Ahead to 2025

As we look forward to fiscal 2025, we expect the conservative spend environment to persist for the remainder of calendar 2024 and a gradual demand recovery in the first half of calendar 2025. Our long-term focus remains on executing against our strategic priorities to drive revenue and earnings growth, capture market share and continue to optimize our capital structure. We remain positive on our long-term growth drivers and will continue to focus on executing our strategic priorities over the long-term to:

- Defend and consolidate leadership in core business segments;

- Invest in secular trends to drive growth and expand Total Addressable Market (TAM);

- Extend VIAVI technologies and platforms into adjacent markets and applications; and

- Continue productivity improvement in Operations, R&D and Selling, General and Administrative (SG&A).

FINANCIAL HIGHLIGHTS

Our fiscal 2024 results included the following notable items:

- Net revenue of $1.0 billion, down $105.7 million or 9.6% year-over-year

- GAAP operating margin of 2.1%, down 530 bps year-over-year

- Non-GAAP operating margin of 11.5%, down 410 bps year-over-year

- GAAP diluted EPS of $(0.12), down $0.23 or 209.1% year-over-year

- Non-GAAP diluted EPS of $0.33, down $0.22 or 40.0% year-over-year

In fiscal 2024 VIAVI continued to experience constrained demand and end market volatility. Net revenue of $1.0 billion was down $105.7 million compared to fiscal 2023, primarily due to conservative spend by service providers and NEMs.

VIAVI's fiscal 2024 GAAP operating margin of 2.1% was down 530 bps compared to fiscal 2023 primarily due to the decline in revenue and charges related to the proposed acquisition of Spirent, partially offset by the decrease in intangible amortization and the change in fair value of contingent liability. Non-GAAP operating margin of 11.5% decreased 410 basis points largely due to the decline in revenue partially offset by lower operating expenses.

GAAP diluted EPS of $(0.12) decreased $0.23 from fiscal 2023 primarily due to the decrease in revenue and higher acquisition related charges. Non-GAAP diluted EPS of $0.33 decreased $0.22 from fiscal 2023 due to the decline in revenue.

In fiscal 2024, we generated $116.4 million in operating cash flow and deployed $19.5 million or 1.9% of revenue towards capital expenditures. We further improved our balance sheet by retiring the 2024 Senior Convertible Notes upon maturity and repurchasing 2.3 million shares of our common stock for $20.0 million.

A reconciliation of GAAP financial measures to Non-GAAP financial measures is provided below (*in millions, except EPS amounts*):

	Years Ended			
	June 29, 2024		July 1, 2023	
	Operating Income	Operating Margin	Operating Income	Operating Margin
GAAP measures	$ 20.8	2.1 %	$ 82.4	7.4 %
Stock-based compensation	49.4	4.9 %	51.2	4.7 %
Change in fair value of contingent liability	(9.5)	(1.0)%	(4.6)	(0.4)%
Other charges (benefits) unrelated to core operating performance[1]	20.6	2.1 %	(1.9)	(0.2)%
Amortization of intangibles	20.1	2.0 %	33.3	3.0 %
Restructuring and related charges	13.6	1.4 %	12.1	1.1 %
Total related to Cost of Revenue and Operating Expenses	94.2	9.4 %	90.1	8.2 %
Non-GAAP measures	$ 115.0	11.5 %	$ 172.5	15.6 %

	Years Ended			
	June 29, 2024		July 1, 2023	
	Net (Loss) Income	Diluted EPS	Net Income	Diluted EPS
GAAP measures	$ (25.8)	$ (0.12)	$ 25.5	$ 0.11
Items reconciling GAAP Net (Loss) Income and EPS to Non-GAAP Net Income and EPS:				
Stock-based compensation	49.4	0.22	51.2	0.23
Change in fair value of contingent liability	(9.5)	(0.04)	(4.6)	(0.02)
Other charges (benefits) unrelated to core operating performance[2]	14.3	0.07	(1.9)	(0.01)
Amortization of intangibles	20.1	0.09	33.3	0.15
Restructuring and related charges	13.6	0.06	12.1	0.05
Non-cash interest expense and other expense	4.9	0.02	3.9	0.02
Provision for income taxes	6.5	0.03	5.2	0.02
Total related to Net (Loss) Income and EPS	99.3	0.45	99.2	0.44
Non-GAAP measures	$ 73.5	$ 0.33	$ 124.7	$ 0.55
Shares used in per share calculation for Non-GAAP EPS		224.1		226.6

[1] For the year ended June 29, 2024, Other charges (benefits) unrelated to core operating performance consisted of $18.1 million of certain acquisition and integration related charges and $2.5 million of net losses primarily related to long-lived assets. For the year ended July 1, 2023, Other charges (benefits) unrelated to core operating performance consisted of a $6.7 million gain on litigation settlement, offset by $2.5 million of certain acquisition and integration related charges and $2.3 million of net losses primarily related to long-lived assets.

[2] For the year ended June 29, 2024, Other charges (benefits) unrelated to core operating performance consisted of $18.1 million of certain acquisition and integration related charges and $2.5 million of net losses primarily related to long-lived assets, offset by a net gain on litigation settlement of $6.3 million. For the year ended July 1, 2023, Other charges (benefits) unrelated to core operating performance consisted of a $6.7 million gain on litigation settlement, offset by $2.5 million of certain acquisition and integration related charges and $2.3 million of net losses primarily related to long-lived assets.

Use of Non-GAAP (Adjusted) Financial Measures

The Company provides non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP EPS financial measures as supplemental information regarding the Company's operational performance. The Company uses the measures disclosed in this report to evaluate the Company's historical and prospective financial performance, as well as its performance relative to its competitors. Specifically, management uses these items to further its own understanding of the Company's core operating performance, which the Company believes represent its performance in the ordinary, ongoing and customary course of its operations. Accordingly, management excludes from core operating performance items such as those relating to certain purchase price accounting adjustments, amortization of acquisition-related intangibles, stock-based compensation, legal settlements, restructuring, changes in fair value of contingent consideration liabilities and certain investing and acquisition related expenses and other activities that management believes are not reflective of such ordinary, ongoing and core operating activities.

The Company believes providing this additional information allows investors to see Company results through the eyes of management. The Company further believes that providing this information allows investors to better understand the Company's financial performance and, importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.

The non-GAAP adjustments described in this report are excluded by the Company from its GAAP financial measures because the Company believes excluding these items enables investors to evaluate more clearly and consistently the Company's core operational performance. The non-GAAP adjustments are outlined below.

Cost of revenues, costs of research and development and costs of selling, general and administrative: The Company's GAAP presentation of operating expenses may include (i) additional depreciation and amortization from changes in estimated useful life and the write-down of certain property, equipment and intangibles that have been identified for disposal but remained in use until the date of disposal, (ii) charges such as severance, benefits and outplacement costs related to restructuring plans, (iii) costs for facilities not required for ongoing operations, and costs related to the relocation of certain equipment from these facilities and/or contract manufacturer facilities, (iv) stock-based compensation, (v) amortization expense related to acquired intangibles, (vi) changes in fair value of contingent consideration liabilities and (vii) other charges unrelated to our core operating performance comprised mainly of acquisition related transaction costs, integration costs related to acquired entities, litigation and legal settlements and other costs and contingencies unrelated to current and future operations, including transformational initiatives such as the implementation of simplified automated processes, site consolidations, and reorganizations. The Company excludes these items in calculating non-GAAP operating margin, non-GAAP net income and non-GAAP EPS.

Non-cash interest expense and other expense: The Company excludes certain investing expenses, including accretion of debt discount, and other non-cash activities that management believes are not reflective of such ordinary, ongoing and core operating activities, when calculating non-GAAP net income and non-GAAP EPS.

Income tax expense or benefit: The Company excludes certain non-cash tax expense or benefit items, such as the utilization of net operating losses (NOLs) where valuation allowances were released, intra-period tax allocation benefit and the tax effect for amortization of non-tax deductible intangible assets, in calculating non-GAAP net income and non-GAAP EPS.

Non-GAAP financial measures are not in accordance with, preferable to, or an alternative for, generally accepted accounting principles in the United States. The GAAP measure most directly comparable to non-GAAP operating income is operating income. The GAAP measure most directly comparable to non-GAAP operating margin is operating margin. The GAAP measure most directly comparable to non-GAAP net income is net income. The GAAP measure most directly comparable to non-GAAP EPS is earnings per share. The Company believes these GAAP measures alone are not fully indicative of its core operating expenses and performance and that providing non-GAAP financial measures in conjunction with GAAP measures provides valuable supplemental information regarding the Company's overall performance.

RESULTS OF OPERATIONS

This section of this Annual Report on Form 10-K generally discusses the results of operations for the fiscal years ended June 29, 2024 and July 1, 2023 and year-to-year comparisons between such fiscal years. Discussions of the year-to-year comparisons between the fiscal years ended July 1, 2023 and July 2, 2022, that are not included in this Annual Report on Form 10-K, can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended July 1, 2023.

The results of operations for the current period are not necessarily indicative of results to be expected for future periods.

The following table summarizes selected Consolidated Statements of Operations items as a percentage of net revenue:

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Segment net revenue:			
Network Enablement	61.6 %	63.9 %	66.2 %
Service Enablement	8.6	8.5	7.2
Optical Security and Performance	29.8	27.6	26.6
Net revenue	100.0	100.0	100.0
Cost of revenues	41.0	40.0	37.9
Amortization of acquired technologies	1.4	2.2	2.3
Gross profit	57.6	57.8	59.8
Operating expenses:			
Research and development	20.2	18.7	16.5
Selling, general and administrative	33.3	29.7	28.3
Amortization of other intangibles	0.6	0.8	0.7
Restructuring and related charges	1.4	1.2	—
Total operating expenses	55.5	50.4	45.5
Income from operations	2.1	7.4	14.3
Loss on convertible note settlement	—	—	(7.9)
Loss on convertible note modification	—	(0.2)	—
Interest and other income, net	2.2	0.7	0.4
Interest expense	(3.1)	(2.4)	(1.8)
Income before income taxes	1.2	5.5	5.0
Provision for income taxes	3.8	3.2	3.8
Net (loss) income	(2.6)%	2.3 %	1.2 %

Financial Data for Fiscal 2024, 2023 and 2022

The following table summarizes selected Consolidated Statement of Operations items (*in millions*):

	2024	2023	Change	Percent Change	2023	2022	Change	Percent Change
Segment net revenue:								
NE	$ 615.7	$ 707.2	$ (91.5)	(12.9)%	$ 707.2	$ 855.7	$ (148.5)	(17.4)%
SE	86.3	94.0	(7.7)	(8.2)%	94.0	93.4	0.6	0.6 %
OSP	298.4	304.9	(6.5)	(2.1)%	304.9	343.3	(38.4)	(11.2)%
Net revenue	$1,000.4	$1,106.1	$ (105.7)	(9.6)%	$1,106.1	$1,292.4	$ (186.3)	(14.4)%
Amortization of acquired technologies	$ 13.8	$ 24.6	$ (10.8)	(43.9)%	$ 24.6	$ 30.0	$ (5.4)	(18.0)%
Percentage of net revenue	1.4 %	2.2 %			2.2 %	2.3 %		
Gross profit	$ 575.9	$ 638.8	$ (62.9)	(9.8)%	$ 638.8	$ 773.5	$ (134.7)	(17.4)%
Gross margin	57.6 %	57.8 %			57.8 %	59.8 %		
Research and development	$ 201.9	$ 206.9	$ (5.0)	(2.4)%	$ 206.9	$ 213.2	$ (6.3)	(3.0)%
Percentage of net revenue	20.2 %	18.7 %			18.7 %	16.5 %		
Selling, general and administrative	$ 333.3	$ 328.7	$ 4.6	1.4 %	$ 328.7	$ 365.7	$ (37.0)	(10.1)%
Percentage of net revenue	33.3 %	29.7 %			29.7 %	28.3 %		
Amortization of other intangibles	$ 6.3	$ 8.7	$ (2.4)	(27.6)%	$ 8.7	$ 9.7	$ (1.0)	(10.3)%
Percentage of net revenue	0.6 %	0.8 %			0.8 %	0.7 %		
Restructuring and related charges (benefits)	$ 13.6	$ 12.1	$ 1.5	12.4 %	$ 12.1	$ (0.1)	$ 12.2	NM
Percentage of net revenue	1.4 %	1.2 %			1.2 %	— %		
Loss on convertible note settlement	$ —	$ —	$ —	—%	$ —	$(101.8)	$ —	NM
Percentage of net revenue	— %	— %			— %	(7.9)%		
Loss on convertible note modification	$ —	$ (2.2)	$ 2.2	NM	$ (2.2)	$ —	$ (2.2)	NM
Percentage of net revenue	— %	(0.2)%			(0.2)%	— %		
Interest and other income, net	$ 21.7	$ 7.6	$ 14.1	185.5 %	$ 7.6	$ 5.2	$ 2.4	46.2 %
Percentage of net revenue	2.2 %	0.7 %			0.7 %	0.4 %		
Interest expense	$ (30.9)	$ (27.1)	$ (3.8)	14.0 %	$ (27.1)	$ (23.3)	$ (3.8)	16.3 %
Percentage of net revenue	(3.1)%	(2.4)%			(2.4)%	(1.8)%		
Provision for income taxes	$ 37.4	$ 35.2	$ 2.2	6.3 %	$ 35.2	$ 49.6	$ (14.4)	(29.0)%
Percentage of net revenue	3.8 %	3.2 %			3.2 %	3.8 %		

NM - Percentage change not considered meaningful

Foreign Currency Impact on Results of Operations

While the majority of our net revenue and operating expenses are denominated in U.S. dollar, a portion of our international operations are denominated in currencies other than the U.S. dollar. Changes in foreign exchange rates may significantly affect revenue and expenses. While we use foreign currency hedging contracts to mitigate some foreign currency exchange risk, these activities are limited in the protection that they provide us and can themselves result in losses. We have presented below "constant dollar" comparisons of our net sales and operating expenses which exclude the impact of currency exchange rate fluctuations. Constant dollar net revenue and operating expenses are non-GAAP financial measures, which is information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. GAAP. Our management believes these non-GAAP measures, when considered in conjunction with the corresponding U.S. GAAP measures, may facilitate a better understanding of changes in net revenue and operating expenses. While management believes that these non-GAAP financial measures provide useful supplemental information, such adjusted results are not intended to replace our GAAP financial results and should be read in conjunction with those GAAP results.

The Results of Operations are presented in accordance with U.S. GAAP and not using constant dollars. If currency exchange rates had been constant in fiscal 2024 and 2023, our consolidated net revenue in "constant dollars" would have decreased by approximately $3.3 million, or 0.3% of net revenue, which primarily impacted our NE and SE segments. The impact of foreign currency fluctuations on net revenue was not indicative of the impact on net income due to the offsetting foreign currency impact on operating costs and expenses. If currency exchange rates had been constant in fiscal 2024 and 2023, our consolidated operating expenses in "constant dollars" would have decreased by approximately $4.1 million, or 0.4% of net revenue.

Refer to Item 7A "Qualitative and Quantitative Disclosures about Market Risk" of this Annual Report on Form 10-K for further details on foreign currency instruments and our related risk management strategies.

Net Revenue

Revenue from our service offerings exceeds 10% of our total consolidated net revenue and is presented separately in our Consolidated Statements of Operations. Service revenue primarily consists of maintenance and support, extended warranty, professional services and post-contract support in addition to other services such as calibration and repair services. When evaluating the performance of our segments, management focuses on total net revenue, gross profit and operating income and not the product or service categories. Consequently, the following discussion of business segment performance focuses on total net revenue, gross profit, and operating income consistent with our approach for managing the business.

Net revenue decreased $105.7 million, or 9.6%, during fiscal 2024 when compared to fiscal 2023. This decrease was primarily a result of the continued conservative service provider and NEM spend and lower anti-counterfeiting revenue.

Product revenues decreased $101.3 million, or 10.8%, during fiscal 2024 when compared to fiscal 2023, driven by volume decline in all segments.

Service revenues decreased $4.4 million, or 2.6%, during fiscal 2024 when compared to fiscal 2023, driven by volume decline in all segments.

Going forward, we expect to continue to encounter a number of industry and market risks and uncertainties. For example, uncertainty around the timing of our customers procurement decisions on infrastructure maintenance and upgrades and decisions on new infrastructure investments or uncertainty about speed of adoption of 5G technology at a commercially viable scale. This may limit our visibility, and consequently, our ability to predict future revenue, seasonality, profitability, and general financial performance, which could create period-over-period variability in our financial measures and present foreign exchange rate risks.

We cannot predict when or to what extent these uncertainties will be resolved. Our revenues, profitability, and general financial performance may also be affected by: (a) pricing pressures due to, among other things, a highly concentrated customer base, increasing competition, particularly from Asia-based competitors, and a general commoditization trend for certain products; (b) product mix variability in our markets, which affects revenue and gross margin; (c) fluctuations in customer buying patterns, which cause demand, revenue and profitability volatility; (d) the current trend of communication industry consolidation, which is expected to continue, that directly affects our NE and SE customer bases and adds additional risk and uncertainty to our financial and business projections; (e) the impact of ongoing global trade policies, tariffs and sanctions; and (f) regulatory or economic developments and/or technology challenges that slow or change the rate of adoption of 5G, 3D sensing and other emerging secular technologies and platforms.

Revenue by Region

We operate in three geographic regions, including the Americas, Asia-Pacific and Europe Middle East and Africa (EMEA). Net revenue is assigned to the geographic region and country where our product is initially shipped. For example, certain customers may request shipment of our product to a contract manufacturer in one country, which may differ from the location of their end customers.

The following table presents net revenue by the three geographic regions we operate in and net revenue from countries that exceeded 10% of our total net revenue *(in millions)*:

			Years Ended				
	June 29, 2024		July 1, 2023		July 2, 2022	
Americas:							
United States	$	325.4	32.5 %	$	362.9	32.8 %	$	388.9	30.1 %
Other Americas		65.3	6.6 %		75.2	6.8 %		96.8	7.5 %
Total Americas	$	390.7	39.1 %	$	438.1	39.6 %	$	485.7	37.6 %
Asia-Pacific:							
Greater China	$	194.0	19.4 %	$	210.9	19.1 %	$	256.4	19.8 %
Other Asia-Pacific		152.5	15.2 %		166.6	15.0 %		205.3	15.9 %
Total Asia-Pacific	$	346.5	34.6 %	$	377.5	34.1 %	$	461.7	35.7 %
EMEA:	$	263.2	26.3 %	$	290.5	26.3 %	$	345.0	26.7 %
Total net revenue	$	1,000.4	100.0 %	$	1,106.1	100.0 %	$	1,292.4	100.0 %

Net revenue from customers outside the Americas for fiscal 2024, represented 60.9% of net revenue, an increase of 0.5 percentage points year-over-year. We expect revenue from customers outside of the United States to continue to be an important part of our overall net revenue and an increasing focus for net revenue growth opportunities.

Amortization of Acquired Technologies (Cost of revenues)

Amortization of acquired technologies within Cost of revenues for fiscal 2024 decreased $10.8 million, or 43.9%, to $13.8 million from $24.6 million in fiscal 2023. This decrease is primarily due to certain intangible assets becoming fully amortized in fiscal 2023 offset in part by amortization of intangibles acquired through acquisitions in fiscal 2023.

Gross Margin

Gross margin in fiscal 2024 declined 0.2 percentage points to 57.6% from 57.8% in fiscal 2023. This decrease was primarily driven by lower volume and product mix.

As discussed in more detail under "Net Revenue" above, we sell products in certain markets that are consolidating, undergoing product, architectural and business model transitions, have high customer concentrations, are highly competitive (increasingly due to Asia-Pacific-based competition), are price sensitive and/ or are affected by customer seasonal and mix variant buying patterns. We expect these factors to continue to result in variability of our gross margin.

Research and Development

R&D expense decreased $5.0 million, or 2.4%, during fiscal 2024 compared to fiscal 2023. This decrease was primarily due to benefits from our restructuring activity initiated during fiscal 2023 to drive greater efficiencies. As a percentage of net revenue, R&D increased 1.5 percentage points during fiscal 2024 when compared to fiscal 2023.

We believe that continuing our investments in R&D is critical to attaining our strategic objectives. We plan to continue to invest in R&D and new products that will further differentiate us in the marketplace.

Selling, General and Administrative

SG&A expense increased $4.6 million, or 1.4%, in fiscal 2024 compared to fiscal 2023. This increase was primarily due to expenses related to the proposed acquisition of Spirent offset by benefits from our restructuring activity initiated during fiscal 2023 and the change in fair value of acquisition-related contingent consideration. As a percentage of net revenue, SG&A increased 3.6 percentage points in fiscal 2024 when compared to 2023.

We intend to continue to focus on reducing our SG&A expense as a percentage of net revenue. However, we have in the recent past experienced, and may continue to experience in the future, certain charges unrelated to our core operating performance, such as acquisitions and integration related expenses and litigation expenses, which could increase our SG&A expenses and potentially impact our profitability expectations in any particular quarter.

Amortization of Other Intangibles (Operating expenses)

Amortization of intangibles within Operating expenses for fiscal 2024 decreased $2.4 million, or 27.6%, to $6.3 million from $8.7 million in fiscal 2023. This decrease is primarily due to certain intangible assets becoming fully amortized in fiscal 2023 offset in part by amortization of intangibles acquired through acquisitions in fiscal 2023.

Restructuring

The Company's restructuring events are primarily intended to reduce costs, consolidate operations, integrate various acquisitions, streamline product manufacturing and address market conditions.

During the fourth quarter of fiscal 2024, management approved a restructuring and workforce reduction plan (the Fiscal 2024 Plan) across various functions intended to improve operational efficiencies and better align the Company's workforce with current business needs. The Company expects approximately 6% of its global workforce to be affected, impacting all segments and corporate functions. We estimate annualized gross cost savings of approximately $25.0 million excluding any one-time charges as a result of the restructuring activities initiated under the Fiscal 2024 Plan. The Company anticipates the Fiscal 2024 Plan to be substantially complete by the end of fiscal 2025.

During the second quarter of fiscal 2023, management approved a restructuring and workforce reduction plan (the Fiscal 2023 Plan) to better align the Company's workforce with current business needs and strategic growth opportunities. The Fiscal 2023 Plan affected approximately 5% of the Company's workforce and resulted in an estimated annualized gross cost savings of approximately $25.0 million excluding any one-time charges.

The first phase of the Fiscal 2023 Plan impacted our Network and Service Enablement (NSE) and OSP segments and corporate functions and was substantially complete as of March 30, 2024. The second phase of the Fiscal 2023 Plan primarily focused on reducing costs in our SE segment and was substantially complete as of June 29, 2024.

As of June 29, 2024, our total restructuring accrual was $14.9 million. During fiscal 2024, we recorded charges of $14.8 million related to the Fiscal 2024 Plan and a benefit of $1.2 million related to the Fiscal 2023 Plan. During fiscal 2023, we recorded restructuring charges of $12.1 million related to the Fiscal 2023 Plan. Restructuring charges consisting of severance, benefit and outplacement costs were recorded to the Restructuring and related charges (benefits) line within our Consolidated Statements of Operations.

We estimate future cash payments of $14.6 million under the Fiscal 2024 Plan, funded by operating cash flow. Future payments under the Fiscal 2023 Plan are not expected to be material.

Refer to "Note 13. Restructuring and Related Charges" for more information.

Loss on Convertible Note Modification

During fiscal 2023, the Company exchanged $127.5 million principal value of its 1.00% Senior Convertible Notes due 2024 for $132.0 million principal value of its 1.625% Senior Convertible Notes due 2026 and issued $118.0 million principal value of its 1.625% Senior Convertible Notes due 2026 for cash. The Company incurred $4.2 million of issuance costs related to this exchange, of which $2.2 million of the issuance costs were recorded as Loss on convertible note modification in the Consolidated Statements of Operations. The remaining issuance costs of $2.0 million was capitalized within Long-term debt (as a contra-balance) on the Consolidated Balance Sheets and will be amortized as an adjustment to interest expense on a straight-line basis until maturity.

Interest and Other Income, Net

Interest and other income, net was $21.7 million in fiscal 2024 as compared to $7.6 million in fiscal 2023. This $14.1 million increase was primarily driven by higher interest income and a legal settlement in our favor in the amount of $7.3 million during fiscal 2024.

Interest Expense

Interest expense increased $3.8 million, or 14.0%, during fiscal 2024 compared to fiscal 2023. This increase was primarily driven by the accretion of debt discount and interest expense on the Senior Convertible Notes due 2026 as a result of the issuance in March 2023.

Provision for Income Tax

We recorded an income tax provision of $37.4 million for fiscal 2024. The expected tax provision derived by applying the federal statutory rate to our income before income taxes for fiscal 2024 differed from the income tax expense recorded primarily due to valuation allowances in addition to withholding taxes, foreign tax rates higher than the federal statutory rate and the U.S. inclusion of foreign earnings.

Based on a jurisdiction-by-jurisdiction review of anticipated future income and due to the continued economic uncertainty in the industry, management has determined that in the U.S., it is more likely than not that our net deferred tax assets will not be realized. During fiscal 2024, the valuation allowance for deferred tax assets decreased by $15.5 million which was primarily due to the amortization of intangibles assets, and utilization of federal NOLs in the U.S.

The increase in income tax provision of $2.2 million or 6.3% during fiscal 2024 was due primarily to an increase in foreign earnings in the current year as compared to the fiscal 2023 earnings.

We are routinely subject to various federal, state and foreign audits by taxing authorities. We believe that adequate amounts have been provided for any adjustments that may result from these examinations.

Operating Segment Information (*in millions*):

	2024	2023	Change	Percentage Change	2023	2022	Change	Percentage Change
NE								
Net revenue	$615.7	$707.2	$ (91.5)	(12.9)%	$707.2	$855.7	$ (148.5)	(17.4)%
Gross profit	382.3	447.6	(65.3)	(14.6)%	447.6	550.8	(103.2)	(18.7)%
Gross margin	62.1 %	63.3 %			63.3 %	64.4 %		
SE								
Net revenue	$ 86.3	$ 94.0	$ (7.7)	(8.2)%	$ 94.0	$ 93.4	$ 0.6	0.6 %
Gross profit	57.3	62.6	(5.3)	(8.5)%	62.6	64.3	(1.7)	(2.6)%
Gross margin	66.4 %	66.6 %			66.6 %	68.8 %		
NSE								
Net revenue	$702.0	$801.2	$ (99.2)	(12.4)%	$801.2	$949.1	$ (147.9)	(15.6)%
Operating income	8.0	61.2	(53.2)	(86.9)%	61.2	147.8	(86.6)	(58.6)%
Operating margin	1.1 %	7.6 %			7.6 %	15.6 %		
OSP								
Net revenue	$298.4	$304.9	$ (6.5)	(2.1)%	$304.9	$343.3	$ (38.4)	(11.2)%
Gross profit	154.9	158.6	(3.7)	(2.3)%	158.6	193.6	(35.0)	(18.1)%
Gross margin	51.9 %	52.0 %			52.0 %	56.4 %		
Operating income	$107.0	$111.3	$ (4.3)	(3.9)%	$111.3	$139.0	$ (27.7)	(19.9)%
Operating margin	35.9 %	36.5 %			36.5 %	40.5 %		

Network Enablement

NE net revenue decreased $91.5 million, or 12.9% during fiscal 2024 when compared to fiscal 2023. This decrease was primarily driven by lower volume in Fiber and Access, Wireless and Lab and Production partially offset by higher AvComm revenue.

NE gross margin decreased by 1.2 percentage points during fiscal 2024 to 62.1% from 63.3% in fiscal 2023. This decrease was primarily due to lower volume and unfavorable product mix.

Service Enablement

SE net revenue decreased $7.7 million, or 8.2%, during fiscal 2024 when compared to fiscal 2023, primarily due to lower Assurance and Data Center revenue.

SE gross margin decreased by 0.2 percentage points during fiscal 2024 to 66.4% from 66.6% in fiscal 2023, primarily due to unfavorable product mix.

Network and Service Enablement

NSE operating margin decreased by 6.5 percentage points during fiscal 2024 to 1.1% from 7.6% in fiscal 2023, primarily driven by lower volume.

<u>Optical Security and Performance Products</u>

OSP net revenue decreased $6.5 million, or 2.1%, during fiscal 2024 when compared to fiscal 2023. This decrease was primarily driven by lower anti-counterfeiting and government revenues partially offset by higher consumer and industrial revenue.

OSP gross margin decreased by 0.1 percentage point during fiscal 2024 to 51.9% from 52.0% in fiscal 2023.

OSP operating margin decreased by 0.6 percentage points during fiscal 2024 to 35.9% from 36.5% in fiscal 2023, primarily due to the aforementioned reduction in gross margin.

Liquidity and Capital Resources

We believe our existing liquidity and sources of liquidity, namely operating cash flows, credit facility capacity, and access to capital markets, will continue to be adequate to meet our liquidity needs, including but not limited to, contractual obligations, working capital and capital expenditure requirements, financing strategic initiatives, funding debt maturities, and executing purchases under our share repurchase program over the next twelve months and beyond. However, there are a number of factors that could positively or negatively impact our liquidity position, including:

- Global economic conditions which affect demand for our products and services and impact the financial stability of our suppliers and customers;
- Changes in accounts receivable, inventory or other operating assets and liabilities which affect our working capital;
- Increase in capital expenditure to support the revenue growth opportunity of our business;
- Changes in customer payment terms and patterns, which typically results in customers delaying payments or negotiating favorable payment terms to manage their own liquidity positions;
- Timing of payments to our suppliers;
- Factoring or sale of accounts receivable;
- Volatility in fixed income and credit markets which impact the liquidity and valuation of our investment portfolios;
- Volatility in credit markets which would impact our ability to obtain additional financing on favorable terms or at all;
- Volatility in foreign exchange markets which impacts our financial results;
- Possible investments or acquisitions of complementary businesses, products or technologies;
- Principal payment obligations of our 1.625% Senior Convertible Notes due 2026, and our 3.75% Senior Notes due 2029 (together the "Notes") and covenants that restrict our debt level and credit facility capacity;
- Issuance or repurchase of debt which may include open market purchases of our 2026 Notes and/or 2029 Notes prior to their maturity;
- Issuance or repurchase of our common stock or other equity securities;
- Factors beyond our control that may impact timing of and/or appropriation of government funding for certain of our strategic research and development programs;
- Potential funding of pension liabilities either voluntarily or as required by law or regulation;
- Compliance with covenants and other terms and conditions related to our financing arrangements; and
- The risks and uncertainties detailed in Item 1A "Risk Factors" section of our Annual Report on Form 10-K.

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments consist mainly of investments in institutional money market funds and short-term deposits at major global financial institutions. Our strategy is focused on capital preservation and supporting our liquidity requirements that meet high credit quality standards, as specified in our investment policy approved by the Audit Committee of our Board of Directors. Our investments in debt securities and marketable equity securities are primarily classified as available for sale or trading assets and are recorded at fair value. The cost of securities sold is based on the specific identification method. Unrealized gains and losses on available-for-sale investments are recorded as Other comprehensive (loss) income and are reported as a separate component of stockholders' equity. As of June 29, 2024, U.S. subsidiaries owned approximately 16.9% of our cash and cash equivalents, short-term investments and restricted cash.

As of June 29, 2024, the majority of our cash investments have maturities of 90 days or less and are of high credit quality. Nonetheless we could realize investment losses under adverse market conditions. During the twelve months ended June 29, 2024, we have not realized material investment losses but can provide no assurance that the value or the liquidity of our investments will not be impacted by adverse conditions in the financial markets. In addition, we maintain cash balances in operating accounts with third-party financial institutions. These balances in the U.S. may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. While we monitor the cash balances in our operating accounts and adjust as appropriate, these cash balances could be impacted if the underlying financial institutions fail.

Senior Secured Asset-Based Revolving Credit Facility

On December 30, 2021, we entered into a credit agreement (the Credit Agreement) with Wells Fargo Bank, National Association (Wells Fargo) as administrative agent, and other lender related parties. The Credit Agreement provides for a senior secured asset-based revolving credit facility in a maximum aggregate amount of $300.0 million, which matures on December 30, 2026. The Credit Agreement also provides that, under certain circumstances, we may increase the aggregate amount of revolving commitments thereunder by an aggregate amount of up to $100.0 million so long as certain conditions are met.

As of June 29, 2024, we had no borrowings under this facility and our available borrowing capacity was approximately $153.3 million, net of outstanding standby letters of credit of $4.1 million.

Refer to "Note 11. Debt" under Item 8 of this Annual Report on Form 10-K for more information.

Cash Flows Year Ended June 29, 2024

As of June 29, 2024, our combined balance of cash and cash equivalents and restricted cash decreased by $33.8 million to $481.8 million from a balance of $515.6 million as of July 1, 2023.

Cash provided by operating activities was $116.4 million, consisted of net loss of $25.8 million adjusted for non-cash charges (e.g., depreciation, amortization, stock-based compensation, amortization of debt issuance cost, loss on convertible note modification and accretion and net change in fair value of contingent liabilities), including changes in deferred tax balances which totaled $125.5 million and changes in operating assets and liabilities that generated $16.7 million. Changes in our operating assets and liabilities related primarily to a decrease in accounts receivable of $13.9 million due to collections outpacing billings, a decrease in inventory of $10.5 million related to demand changes, an increase in accounts payable of $3.2 million driven by timing of purchases and related payments, an increase in accrued expenses and other current and non-current liabilities of $3.0 million due primarily to timing in payments and an increase in income taxes payable of $1.6 million. These were partially offset by a decrease in deferred revenue of $8.8 million due to timing of support billings and project acceptances, a decrease in accrued payroll and related expenses of $4.6 million due primarily to lower commissions and an increase in other current and non-current assets of $2.1 million.

Cash used in investing activities was $21.6 million, primarily resulting from $19.5 million used for capital expenditures and $5.5 million used for purchases of short-term investments, partially offset by $3.4 million proceeds from sales of assets.

Cash used in financing activities was $125.7 million, primarily resulting from $96.4 million to retire the 2024 Senior Convertible Notes upon maturity, $20.0 million cash paid to repurchase common stock under our share repurchase program, $11.1 million in withholding tax payments on the vesting of restricted stock awards and $4.3 million paid for acquisition related liabilities. These were partially offset by $6.3 million in proceeds from the issuance of common stock under our employee stock purchase plan.

Material Contractual and Material Cash Obligations

The following summarizes our material contractual obligations at June 29, 2024, and the effect such obligations are expected to have on our liquidity and cash flow over the next five years (*in millions*):

	Payments due by period				
	Total	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Asset retirement obligations—expected cash payments	$ 4.2	$ 1.1	$ 1.0	$ 0.9	$ 1.2
Debt:					
2029 3.75% Senior Notes [1]	400.0	—	—	—	400.0
2026 1.625% Senior Convertible Notes [1]	250.0	—	250.0	—	—
Estimated interest payments	91.3	18.8	35.0	30.0	7.5
Purchase obligations[2]	101.1	93.4	7.5	0.1	0.1
Operating lease obligations[3]	42.8	10.2	16.0	8.1	8.5
Non-cancelable leaseback obligations[2]	23.0	3.1	6.3	5.3	8.3
Royalty payment	0.8	0.6	0.2	—	—
Pension and post-retirement benefit payments[4]	53.7	8.5	11.9	10.2	23.1
Total	$ 966.9	$ 135.7	$ 327.9	$ 54.6	$ 448.7

(1) Refer to “Note 11. Debt” for more information.

(2) Refer to “Note 18. Commitments and Contingencies” for more information.

(3) Refer to “Note 12. Leases” for more information.

(4) Refer to “Note 17. Employee Pension and Other Benefit Plans” for more information.

Purchase obligations represent legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Of the $101.1 million of purchase obligations as of June 29, 2024, $34.2 million are related to inventory and the other $66.9 million are non-inventory items.

As of June 29, 2024, our other non-current liabilities primarily relate to asset retirement obligations, pension and financing obligations which are presented in various lines in the preceding table.

Share Repurchase Program

During fiscal 2024 we repurchased 2.3 million shares of our common stock outstanding for $20.0 million pursuant to our 2022 Share Repurchase Plan. As of June 29, 2024, the Company had remaining authorization of $214.8 million for future share repurchases under the 2022 Repurchase Plan.

Refer to “Note 15. Stockholders Equity” under Item 8 of this Annual Report on Form 10-K for more information.

Employee Defined Benefit Plans and Other Post-retirement Benefits

We sponsor significant qualified and non-qualified pension plans for certain past and present employees in the U.K. and Germany. Most of these plans have been closed to new participants and no additional service costs are being accrued.

As of June 29, 2024, the U.K. plan is fully funded. During fiscal 2024, we contributed £1.0 million or approximately $1.3 million, while in fiscal 2023, we contributed £1.0 million or approximately $1.2 million to the U.K. pension plan. These contributions allowed us to comply with regulatory funding requirements.

As of June 29, 2024, our German pension plans, which were initially established as unfunded or "pay-as-you-go" plans, were underfunded by $58.3 million since the projected benefit obligation (PBO) exceeded the fair value of plan assets. We anticipate future annual outlays related to the German plans will approximate estimated future benefit payments. These future benefit payments have been estimated based on the same actuarial assumptions used to measure our projected benefit obligation and currently are forecasted to range between $4.0 million and $7.6 million per annum.

We also are responsible for the non-pension post-retirement benefit obligation assumed from a past acquisition with a liability of $0.3 million.

Recently Issued Accounting Pronouncements

Refer to "Note 2. Recently Issued Accounting Pronouncements" under Item 8 of this Annual Report on Form 10-K, regarding the effect of certain recent accounting pronouncements on our Consolidated Financial Statements.

Critical Accounting Estimates

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which require management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, net revenue and expenses, and the disclosure of contingent assets and liabilities. Our estimates are based on historical experience and assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We believe that the accounting estimates employed and the resulting balances are reasonable; however, actual results may differ from these estimates and such differences may be material. Refer to "Note 1. Basis of Presentation" under Item 8 of this Annual Report on Form 10-K, for a discussion of the estimates used in preparation our Consolidated Financial Statements.

For our Pension accounting, significant judgment is required in actuarial assumption used when establishing the discount rate for the net periodic cost and the PBO calculations. Changes in the discount rate impact the interest cost component of the net periodic benefit cost calculation and PBO due to the fact that the PBO is calculated on a net present value basis. Decreases in the discount rate will generally increase pre-tax cost, recognized expense and the PBO. Increases in the discount rate tend to have the opposite effect. We estimate a 50-basis point decrease or increase in the discount rate would cause a corresponding increase or decrease, respectively, in the PBO of approximately $4.0 million based upon data as of June 29, 2024.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We use foreign exchange forward contracts to hedge foreign currency risk associated with foreign currency denominated monetary assets and liabilities, primarily certain short-term intercompany receivables and payables. Our foreign exchange forward contracts are accounted for as derivatives whereby the fair value of the contracts are reflected as other current assets or other current liabilities and the associated gains and losses are reflected in Interest and other income, net in the Consolidated Statements of Operations. Our hedging programs reduce, but do not eliminate, the impact of currency exchange rate movements. The gains and losses on those derivatives are expected to be offset by re-measurement gains and losses on the foreign currency denominated monetary assets and liabilities.

As of June 29, 2024, we had forward contracts that were effectively closed but not settled with the counterparties by fiscal year end. Therefore, the fair value of these contracts of $1.7 million and $1.5 million is reflected as Prepayments and other current assets and Other current liabilities on the Consolidated Balance Sheets, respectively.

The forward contracts outstanding and not effectively closed, with a term of less than 120 days, were transacted near fiscal year ends; therefore, the fair value of the contracts was minimal as of June 29, 2024 and July 1, 2023. As of June 29, 2024 and July 1, 2023, the notional amounts of the forward contracts that we held to purchase foreign currencies were $81.9 million and $87.5 million, respectively, and the notional amounts of forward contracts that we held to sell foreign currencies were $26.8 million and $19.3 million, respectively.

The counterparties to these hedging transactions are creditworthy multinational banks. The risk of counterparty nonperformance associated with these contracts is not considered to be material. Notwithstanding our efforts to mitigate some foreign exchange risks, we do not hedge all of our foreign currency exposures, and there can be no assurances that our mitigating activities related to the exposures that we do hedge will adequately protect us against the risks associated with foreign currency fluctuations.

Investments

The majority of our investments have maturities of 90 days or less. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investments as a result of changes in interest rates. Changes in interest rates can affect the interest earned on our investments.

We seek to mitigate the credit risk of investments by holding high-quality, investment-grade debt instruments. We also seek to mitigate marketability risk by holding only highly liquid securities with active secondary or resale markets. However, the investments may decline in value or marketability due to changes in perceived credit quality or changes in market conditions.

As of June 29, 2024, the Company's short-term investments of $19.9 million were comprised of 30-day term deposits of $18.4 million and trading securities related to the deferred compensation plan of $1.5 million, of which $1.4 million was invested in equity securities and $0.1 million was invested in debt securities.

Debt

The fair value of our 2029 Notes is subject to interest rate risk while the fair value of our 2026 Notes is subject to interest rate and market price risk due to the convertible feature of the Notes and other factors. Generally, the fair value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The fair value of the 2026 Notes may also increase as the market price of our stock rises and decrease as the market price of our stock falls. Changes in interest rates and our stock price in the case of convertible notes affect the fair value of the Notes but does not impact our financial position, cash flows or results of operations.

Based on quoted market prices, as of June 29, 2024, the fair value of the 2026 Notes was $238.1 million and the fair value of the 2029 Notes was $338.9 million. As of June 29, 2024, the carrying value of the 2026 Notes was $240.6 million and the carrying value of the 2029 Notes was $395.4 million. Refer to "Note 11. Debt" under Item 8 of this Annual Report on Form 10-K for more information.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Viavi Solutions Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Viavi Solutions Inc. and its subsidiaries (the "Company") as of June 29, 2024 and July 1, 2023, and the related consolidated statements of operations, of comprehensive (loss) income, of stockholders' equity, and of cash flows, for each of the three years in the period ended June 29, 2024, including the related notes   (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 29, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 29, 2024 and July 1, 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 29, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 29, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Network Enablement and Service Enablement Reportable Segments

As described in Notes 1 and 19 to the consolidated financial statements, the Company had $1,000.4 million of total net revenue for the year ended June 29, 2024, of which $615.7 million and $86.3 million related to the Network Enablement and the Service Enablement reportable segments, respectively. Revenue is recognized at the point in time control is transferred to the customer. For hardware sales, transfer of control to the customer typically occurs at the point the product is shipped or delivered to the customer's designated location. For software license sales, transfer of control to the customer typically occurs upon shipment, electronic delivery, or when the software is available for download by the customer. For sales of implementation service and solution contracts or in instances where software is sold along with essential installation services, transfer of control occurs and revenue is typically recognized upon customer acceptance.

The principal consideration for our determination that performing procedures relating to revenue recognition for the Network Enablement and the Service Enablement reportable segments is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recognition of revenue for the Network Enablement and the Service Enablement reportable segments. These procedures also included, among others, for the Network Enablement and the Service Enablement reportable segments (i) testing the revenue recognized, on a sample basis, by obtaining and inspecting source documents, such as contracts, invoices, evidence of transfer of control and cash receipts, and recalculating revenue recognized; (ii) confirming outstanding customer invoice balances as of June 29, 2024, on a sample basis, and for confirmations not returned, obtaining and inspecting source documents, such as contracts, invoices, evidence of transfer of control, subsequent cash receipts, and other source documents to support collectability of outstanding customer invoice balances; (iii) testing the issuance of credit memos, on a sample basis, by obtaining and inspecting source documents, such as credit memos, original invoices, and re-issued invoices; and (iv) testing the timing of revenue recognition, on a sample basis, for revenue transactions that occurred near period end by obtaining and inspecting source documents, such as invoices, evidence of transfer of control, and cash receipts.

/s/ PricewaterhouseCoopers LLP

Phoenix, Arizona
August 15, 2024

We have served as the Company's auditor since 2005.

VIAVI SOLUTIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Years Ended		
	June 29, 2024	**July 1, 2023**	**July 2, 2022**
Revenues:			
Product revenue	$ 834.8	$ 936.1	$ 1,135.5
Service revenue	165.6	170.0	156.9
Total net revenue	1,000.4	1,106.1	1,292.4
Cost of revenues:			
Product cost of revenue	335.2	364.9	421.3
Service cost of revenue	75.5	77.8	67.6
Amortization of acquired technologies	13.8	24.6	30.0
Total cost of revenues	424.5	467.3	518.9
Gross profit	575.9	638.8	773.5
Operating expenses:			
Research and development	201.9	206.9	213.2
Selling, general and administrative	333.3	328.7	365.7
Amortization of other intangibles	6.3	8.7	9.7
Restructuring and related charges (benefits)	13.6	12.1	(0.1)
Total operating expenses	555.1	556.4	588.5
Income from operations	20.8	82.4	185.0
Loss on convertible note settlement (Note 11)	—	—	(101.8)
Loss on convertible note modification (Note 11)	—	(2.2)	—
Interest and other income, net	21.7	7.6	5.2
Interest expense	(30.9)	(27.1)	(23.3)
Income before income taxes	11.6	60.7	65.1
Provision for income taxes	37.4	35.2	49.6
Net (loss) income	$ (25.8)	$ 25.5	$ 15.5
Net (loss) income per share:			
Basic	$ (0.12)	$ 0.11	$ 0.07
Diluted	$ (0.12)	$ 0.11	$ 0.07
Shares used in per-share calculations:			
Basic	222.6	224.6	230.9
Diluted	222.6	226.6	238.2

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

VIAVI SOLUTIONS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in millions)

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Net (loss) income	$ (25.8)	$ 25.5	$ 15.5
Other comprehensive (loss) income:			
Net change in cumulative translation adjustment, net of tax	(6.0)	18.8	(76.1)
Net change in available-for-sale investments, net of tax:			
Unrealized holding (losses) gains arising during period	—	(0.3)	0.1
Net change in defined benefit obligation, net of tax:			
Unrealized actuarial (loss) gains arising during period	(2.1)	2.0	13.9
Amortization of actuarial losses (gains)	0.1	(0.1)	2.9
Net change in accumulated other comprehensive (loss) income	(8.0)	20.4	(59.2)
Comprehensive (loss) income	$ (33.8)	$ 45.9	$ (43.7)

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

VIAVI SOLUTIONS INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except share and par value data)

	June 29, 2024	July 1, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 471.3	$ 506.5
Short-term investments	19.9	14.6
Restricted cash	5.0	4.5
Accounts receivable, net	213.1	231.2
Inventories, net	96.5	116.1
Prepayments and other current assets	70.7	72.1
Total current assets	876.5	945.0
Property, plant and equipment, net	228.2	243.0
Goodwill, net	452.9	455.2
Intangibles, net	38.2	58.6
Deferred income taxes	82.5	87.0
Other non-current assets	58.0	61.7
Total assets	$ 1,736.3	$ 1,850.5
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 50.4	$ 47.2
Accrued payroll and related expenses	48.2	50.5
Deferred revenue	65.7	78.6
Accrued expenses	25.3	21.2
Short-term debt	—	96.2
Other current liabilities	57.5	49.8
Total current liabilities	247.1	343.5
Long-term debt	636.0	629.5
Other non-current liabilities	171.6	186.7
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 1 million shares authorized, no shares issued or outstanding at June 29, 2024 and July 1, 2023.	—	—
Common stock, $0.001 par value; 1 billion shares authorized; 222 million shares at June 29, 2024 and July 1, 2023, issued and outstanding	0.2	0.2
Additional paid-in capital	70,471.9	70,427.3
Accumulated deficit	(69,646.5)	(69,600.7)
Accumulated other comprehensive loss	(144.0)	(136.0)
Total stockholders' equity	681.6	690.8
Total liabilities and stockholders' equity	$ 1,736.3	$ 1,850.5

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

VIAVI SOLUTIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

| | Years Ended | | |
	June 29, 2024	July 1, 2023	July 2, 2022
OPERATING ACTIVITIES:			
Net (loss) income	$ (25.8)	$ 25.5	$ 15.5
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation expense	38.6	36.2	35.7
Amortization of acquired technologies and other intangibles	20.1	33.3	39.7
Stock-based compensation	49.4	51.2	52.3
Amortization of debt issuance costs and accretion of debt discount	7.5	4.2	2.8
Net change in fair value of contingent liabilities	(9.5)	(4.6)	—
Loss on convertible note debt modification and settlement	—	2.2	101.8
Deferred taxes, net	0.3	4.8	(10.5)
Restructuring	13.6	12.1	—
Gain on legal settlement	—	(6.7)	—
Other	5.5	5.6	4.3
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	13.9	37.4	(18.3)
Inventories	10.5	(10.7)	(27.7)
Other current and non-currents assets	(2.1)	10.3	(11.3)
Accounts payable	3.2	(9.4)	(5.6)
Income taxes payable	1.6	(2.0)	(18.2)
Deferred revenue, current and non-current	(8.8)	(2.1)	13.2
Accrued payroll and related expenses	(4.6)	(25.8)	3.0
Accrued expenses and other current and non-current liabilities	3.0	(47.4)	1.4
Net cash provided by operating activities	116.4	114.1	178.1
INVESTING ACTIVITIES:			
Purchases of short-term investments	(225.1)	(13.1)	—
Maturities of short-term investments	219.6	—	—
Acquisitions, net of cash acquired and other	—	(67.3)	(8.3)
Purchase price adjustment related to business acquisition	—	(0.7)	—
Capital expenditures	(19.5)	(51.1)	(72.5)
Proceeds from the sale of assets	3.4	5.1	9.8
Net cash used in investing activities	(21.6)	(127.1)	(71.0)
FINANCING ACTIVITIES:			
Proceeds from issuance of debt	—	118.0	400.0
Payment of debt issuance costs	—	(4.2)	(10.5)
Repurchase and retirement of common stock	(20.0)	(83.9)	(235.9)
Payment of financing obligations	(0.2)	(0.1)	(0.1)
Retirement of convertible notes upon maturity	(96.4)	(68.1)	—
Cash paid in convertible note settlement	—	—	(351.6)
Proceeds from exercise of employee stock options and employee stock purchase plan	6.3	7.9	7.8
Withholding tax payment on vesting of restricted stock awards	(11.1)	(11.8)	(14.1)
Proceeds from revolving credit facility	—	—	150.0
Repayment of revolving credit facility	—	—	(150.0)
Payment of acquisition related contingent consideration and obligations	(4.3)	(7.8)	(6.0)
Net cash used in financing activities	(125.7)	(50.0)	(210.4)
Effect of exchange rates on cash, cash equivalents and restricted cash	(2.9)	5.8	(32.3)
Net decrease in cash, cash equivalents and restricted cash	(33.8)	(57.2)	(135.6)
Cash, cash equivalents and restricted cash at beginning of period[(1)]	515.6	572.8	708.4
Cash, cash equivalents and restricted cash at end of period[(2)]	$ 481.8	$ 515.6	$ 572.8
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 23.9	$ 22.0	$ 17.9
Cash paid for income taxes, net of refunds	$ 30.9	$ 47.5	$ 77.1

[(1)] These amounts include both current and non-current balances of restricted cash totaling $9.1 million, $12.9 million and $10.6 million as of July 1, 2023, July 2, 2022, and July 3, 2021, respectively.

[(2)] These amounts include both current and non-current balances of restricted cash totaling $10.5 million, $9.1 million and $12.9 million as of June 29, 2024, July 1, 2023 and July 2, 2022, respectively.

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

VIAVI SOLUTIONS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance at July 3, 2021	228.3	$ 0.2	$ 70,183.2	$ (69,322.3)	$ (97.2)	$ 763.9
Net income	—	—	—	15.5	—	15.5
Other comprehensive loss	—	—	—	—	(59.2)	(59.2)
Shares issued under employee stock plans, net of tax effects	2.3	—	(6.1)	—	—	(6.1)
Stock-based compensation	—	—	52.0	—	—	52.0
Repurchase of common stock	(14.8)	—	—	(235.5)	—	(235.5)
Convertible note settlement (Note 11)	10.6	—	141.1	—	—	141.1
Balance at July 2, 2022	226.4	$ 0.2	$ 70,370.2	$ (69,542.3)	$ (156.4)	$ 671.7
Net income	—	—	—	25.5	—	25.5
Other comprehensive income	—	—	—	—	20.4	20.4
Shares issued under employee stock plans, net of tax effects	2.4	—	(3.9)	—	—	(3.9)
Stock-based compensation	—	—	51.2	—	—	51.2
Repurchase of common stock	(7.3)	—	(0.3)	(83.9)	—	(84.2)
Convertible note modification (Note 11)	—	—	10.1	—	—	10.1
Balance at July 1, 2023	221.5	$ 0.2	$ 70,427.3	$ (69,600.7)	$ (136.0)	$ 690.8
Net loss	—	—	—	(25.8)	—	(25.8)
Other comprehensive loss	—	—	—	—	(8.0)	(8.0)
Shares issued under employee stock plans, net of tax effects	2.7	—	(4.8)	—	—	(4.8)
Stock-based compensation	—	—	49.4	—	—	49.4
Repurchase of common stock	(2.3)	—	—	(20.0)	—	(20.0)
Balance at June 29, 2024	221.9	$ 0.2	$ 70,471.9	$ (69,646.5)	$ (144.0)	$ 681.6

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

VIAVI SOLUTIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

Description of Business

Viavi Solutions, Inc. (VIAVI, also referred to as the Company, we, our and us), is a global provider of network test, monitoring and assurance solutions for telecommunications, cloud, enterprises, first responders, military, aerospace and railway. VIAVI is also a leader in light management technologies which are used in anti-counterfeiting, 3D sensing, consumer electronics, industrial, automotive, government and aerospace applications.

Fiscal Years

The Company utilizes a 52-53 week fiscal year ending on the Saturday closest to June 30th. The Company's 2024, 2023 and 2022 fiscal years were 52-week years ending on June 29, 2024, July 1, 2023, and July 2, 2022, respectively.

Principles of Consolidation

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated.

Reclassification of Prior Period Balances

Certain reclassifications of prior period balances have been made to conform to current presentation. Effective for the first quarter of fiscal 2024, management of certain products moved from the SE segment to the NE segment to better align with operational and go-to-market strategies. As a result, prior period balances have been recast in our NE and SE goodwill balances as of July 2, 2022 in "Note 9. Goodwill" and operating segment tables for the years ended July 1, 2023 and July 2, 2022 in "Note 19. Operating Segments and Geographic Information."

Use of Estimates

The preparation of the Company's Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that effect the reported amount of assets and liabilities at the date of the financial statements, the reported amount of net revenues and expenses and the disclosure of commitments and contingencies during the reporting periods. Estimates are based on historical factors, current circumstances and the experience and judgment of management. Under changed conditions the Company's reported financial positions or results of operations may be materially impacted when using different estimates and assumptions, particularly with respect to significant accounting policies. If estimates or assumptions differ from actual results, subsequent periods are adjusted to reflect more readily available information.

Cash and Cash Equivalents

The Company considers highly liquid instruments such as treasury bills, commercial paper and other money market instruments with original maturities of 90 days or less at the time of purchase to be cash equivalents.

Restricted Cash

At June 29, 2024 and July 1, 2023, the Company's short-term restricted cash balances were $5.0 million and $4.5 million, respectively. The Company's long-term restricted cash balances, included in Other non-current assets on the Consolidated Balance Sheets, were $5.5 million and $4.6 million as of June 29, 2024 and July 1, 2023, respectively. These balances primarily include interest-bearing investments in bank deposit and money market funds which act as collateral supporting the issuance of standby letters of credit and performance bonds for the benefit of third parties. Refer to "Note 18. Commitments and Contingencies" for more information.

Investments

The Company's investments in debt securities are classified as available for sale investments, recorded at fair value. The cost of securities sold is based on the specific identified method. Unrealized gains and losses resulting from changes in fair value on available-for-sale investments, net of tax, are reported as a component of Accumulated other comprehensive loss on the Consolidated Balance Sheets.

The Company periodically reviews investments in debt securities for impairment. If a debt security's fair value is below amortized cost and the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before its anticipated recovery, the Company records an other-than-temporary impairment charge to current earnings for the entire amount of the impairment. If a debt security's fair value is below amortized cost and the Company does not expect to recover the entire amortized cost of the security, the Company separates the other-than-temporary impairment into: (i) the portion of the loss related to credit factors, or the credit loss portion; and, (ii) the portion of the loss that is not related to credit factors, or the non-credit loss portion. The credit loss portion is recorded as an allowance to credit loss through Interest and other income, net, in the Consolidated Statements of Operations and the non-credit loss portion is recorded as a component of Accumulated other comprehensive loss on the Consolidated Balance Sheets.

The Company's investments also include fixed term deposits with interest earned recorded as a component of Interest and other income, net, in the Consolidated Statements of Operations.

<u>Fair Value of Financial Instruments</u>

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. There is an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs be used when available. Observable inputs are inputs which market participants would use in valuing an asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs which reflect the assumptions market participants would use in valuing an asset or liability.

The three levels of inputs that may be used to measure fair value are:

- <u>Level 1</u>: includes financial instruments for which quoted market prices for identical instruments are available in active markets. Level 1 assets of the Company include money market funds, U.S. Treasury securities and marketable equity securities as they are traded with sufficient volume and frequency of transactions.

- <u>Level 2</u>: includes financial instruments for which the valuations are based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. Level 2 instruments of the Company include asset-backed securities, foreign currency forward contracts and debt. To estimate their fair value, the Company utilizes pricing models based on market data. The significant inputs for the valuation model usually include benchmark yields, reported trades, broker and dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data, and industry and economic events.

- <u>Level 3</u>: includes financial instruments for which fair value is derived from valuation-based inputs, that are unobservable and significant to the overall fair value measurement. As of June 29, 2024 and July 1, 2023, the Company did not hold any Level 3 investment securities. The Company's Level 3 liabilities as of June 29, 2024 and July 1, 2023 consist of contingent purchase consideration liabilities related to business acquisitions. The fair value of such earn-out liabilities are generally determined using a Monte Carlo Simulation that includes significant unobservable inputs such as the risk-adjusted discount rate, gross profit volatility, and projected financial forecast of acquired business over the earn-out period. The fair value of certain earn-out liabilities is derived using the estimated probability of success of achieving the earn-out milestones discounted to present value. The fair value of contingent consideration liabilities is remeasured at each reporting period at the estimated fair value based on the inputs on the date of remeasurement, with the change in fair value recognized in the Selling, general and administrative (SG&A) expense in the Consolidated Statements of Operations.

Inventories

The Company's inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of net realizable value. On a quarterly basis, the Company assesses the value of its inventory and writes down those inventories determined to be obsolete or in excess of its forecasted usage to their market value. The Company's estimates of realizable value are based upon management analysis and assumptions including, but not limited to, forecasted sales levels by product, expected product life cycle, product development plans and future demand requirements. The Company's product line management personnel play a key role in its excess review process by providing updated sales forecasts, managing product transitions and working with manufacturing to minimize excess inventory. Differences between actual market conditions and customer demand to the Company's forecasts, may create favorable or unfavorable inventory positions, and may result in additional inventory write-downs or higher than expected income from operations. The Company's inventory amounts include material, labor, and manufacturing overhead costs.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. If the rate implicit in the lease is not readily determinable for our operating leases, the Company uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. The lease term is the non-cancelable period of the lease and includes options to extend or terminate the lease when it is reasonably certain that an option will be exercised. Operating right-of-use (ROU) assets are recognized at commencement based on the amount of the initial measurement of the lease liability. Operating ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Operating ROU assets are included in Other non-current assets and lease liabilities are included in Other current liabilities and Other non-current liabilities on the Consolidated Balance Sheets. Lease and non-lease components for all leases are accounted for separately. The Company does not recognize ROU assets and lease liabilities for leases with a lease term of twelve months or less.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using a straight-line method, over the estimated useful lives of the assets: building and improvements 5 to 50 years; machinery and equipment 3 to 30 years; and furniture, fixtures, software and office equipment 2 to 10 years.

Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the asset or the remaining lease term.

Demonstration units are Company products used for demonstration purposes for existing and prospective customers and are amortized using the straight-line method. These assets are generally not intended to be sold and have an estimated useful life of 3 to 5 years.

Costs related to software acquired, developed or modified solely to meet the Company's internal requirements and for which there are no substantive plans to market are capitalized in accordance with the authoritative guidance on accounting for the costs of computer software developed or obtained for internal use. Only costs incurred after the preliminary planning stage of the project and after management has authorized and committed funds to the project are eligible for capitalization. Costs capitalized for computer software developed or obtained for internal use are included in Property, plant and equipment, net, on the Consolidated Balance Sheets.

Business Combinations

The Company includes the results of operations of the businesses that it acquires from the acquisition date. In allocating the purchase price of a business combination, the Company records all assets acquired and liabilities assumed at fair value as of the date of acquisition, with the excess of the purchase price over the aggregate fair values recorded as goodwill. Additionally, any contingent consideration is recorded at fair value on the acquisition date and classified as a liability.

The Company determines the estimated fair values after review and consideration of relevant information, including discounted cash flows, quoted market prices and estimates made by management. The fair value assigned to identifiable intangible assets acquired is based on estimates and assumptions made by management at the time of the acquisition. The Company adjusts the preliminary purchase price allocation, as necessary, during the measurement period of up to one year after the acquisition closing date as it obtains more information as to facts and circumstances existing as of the acquisition date.

Acquisition-related costs are recognized separately from the business combination and are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price paid over the net fair value of assets acquired and liabilities assumed. The Company tests goodwill for impairment at the reporting unit level at least annually, during the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

The accounting guidance provides the Company with the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carry amount. These events and circumstances include, macro-economic conditions, such as a significant adverse change in the Company's operating environment, industry or market considerations; entity-specific events such as increasing costs, declining financial performance, or loss of key personnel, or other events, such as the sale of a reporting unit, adverse regulatory developments or a sustained decrease in the Company's stock price.

If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is required. Otherwise, no further testing is required.

Under the quantitative test, the Company compares the fair value of a reporting unit to its carrying value. If the estimated fair value exceeds book value, goodwill is considered not to be impaired. However, if the fair value of the reporting unit is less than book value, then goodwill will be impaired by the amount that the carrying amount exceeds the fair value, not to exceed the carrying amount of the goodwill.

To estimate the fair value of each reporting unit, a combination of the income and market approach is used. The income approach uses discounted future cash flows in which sales, operating income and cash flow projections are based on assumptions driven by current economic conditions. Key assumptions used in the discounted future cash flow model include, but are not limited to, long-term annual growth rates, terminal growth rates, weighted average cost of capital and the Company's effective tax rate.

The market approach utilizes the Guideline Public Company Method and Guideline Transaction Method to derive fair value. The Guideline Public Company Method determines the fair value of an entity based upon trading multiples calculated using market value of minority interests in publicly-traded companies that are similar to the subject company. The Guideline Transaction Method calculates the fair value of an entity by analyzing recent sales of comparable entities.

Refer to "Note 9. Goodwill" for more information.

Intangible Assets

In connection with the Company's acquisitions, the Company generally recognizes assets for customer relationships, acquired developed technologies, patents, proprietary know-how, trade secrets, in-process research and development (IPR&D) and trademarks and trade names. Finite lived intangible assets are amortized using the straight-line method over the estimated economic useful lives of the assets, which is the period during which expected cash flows support the fair value of such intangible assets. Refer to "Note 10. Acquired Developed Technology and Other Intangibles" for more information.

Long-lived Assets

Long-lived assets, including intangible assets and property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset or asset group may not be recoverable. Such an evaluation is performed at the lowest identifiable level of cash flows independent of other assets. An impairment loss would be recognized when estimated undiscounted future cash flows generated from the assets are less than their carrying amount. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset or asset group over its estimated fair value. Estimates of future cash flow require significant judgment based on anticipated future operating results, which are subject to variability and change.

Pension and Other Post-retirement Benefits

The funded status of the Company's retirement-related benefit plans is recognized on the Consolidated Balance Sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at fiscal year end, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (PBO) and for the non-pension post-retirement benefit plan the benefit obligation is the accumulated post-retirement benefit obligation (APBO). The PBO represents the actuarial present value of benefits expected to be paid upon its employees' retirement. The APBO represents the actuarial present value of post-retirement benefits attributed to employee services already rendered. Unfunded or partially funded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a retirement and non-pension post-retirement benefit obligation equal to this excess. The current portion of the retirement-related benefit obligation represents the actuarial present value of benefits payable in the next 12 months in excess of the fair value of plan assets, measured on a plan-by-plan basis. This liability is recorded in Other current liabilities on the Consolidated Balance Sheets.

Net periodic pension cost is recorded in the Consolidated Statements of Operations and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost or credit, and gains or losses previously recognized as a component of Accumulated other comprehensive loss on the Consolidated Balance Sheets. Service cost represents the actuarial present value of participant benefits attributed to services rendered by employees in the current year. Interest cost represents the time value of money cost associated with the passage of time. Gains or losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service cost or credit represents the cost of benefit improvements attributable to prior service granted in plan amendments. Gains or losses and prior service cost or credit not recognized as a component of net periodic pension cost in the Consolidated Statements of Operations are recognized as a component of Accumulated other comprehensive loss on the Consolidated Balance Sheets, net of tax. Those gains or losses and prior service cost or credit are subsequently recognized as a component of net periodic pension cost pursuant to the recognition and amortization provisions of the authoritative guidance.

The measurement of the benefit obligation and net periodic pension cost is based on the Company's estimates and actuarial valuations provided by third-party actuaries and are approved by management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases and mortality rates. The Company evaluates these assumptions periodically but not less than annually. In estimating the expected return on plan assets, the Company considers historical returns on plan assets, diversification of plan investments, adjusted for forward-looking considerations, inflation assumptions and the impact of the active management of the plan's invested assets.

The Company measures its benefit obligation and plan assets using the month-end date of June 30, which is closest to the Company's fiscal year-end.

Concentration of Credit and Other Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash, trade receivables and foreign currency forward contracts. The Company's cash and cash equivalents and short-term investments are held in safekeeping by large, creditworthy financial institutions. The Company invests its excess cash primarily in institutional money market funds, short-term deposits and similar short duration high quality, investment grade instruments.

The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain the safety and liquidity of these investments. The Company's foreign exchange derivative instruments expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the agreements. The Company seeks to mitigate such risk by limiting its counterparties to major financial institutions and by spreading such risk across several major financial institutions. Potential risk of loss with any one counterparty resulting from such risk is monitored by the Company on an ongoing basis.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. When the Company becomes aware that a specific customer is unable to meet its financial obligations, the Company records a specific allowance to reflect the level of credit risk in the customer's outstanding receivable balance. In addition, the Company records additional allowances based on certain percentages of aged receivable balances. These percentages consider a variety of factors including, but not limited to, current economic trends, historical payment and bad debt write-off experience. The Company classifies bad debt expenses as SG&A expense in the Consolidated Statements of Operations.

The Company is not able to predict changes in the financial stability of its customers. Any material changes in the financial status of any one customer or a group of customers could have a material adverse effect on the Company's results of operations and financial condition. Although such losses have been within management's expectations to date, there can be no assurance that such allowances will continue to be adequate. The Company has significant trade receivables concentrated in the telecommunications industry. While the Company's allowance for doubtful accounts balance is based on historical loss experience along with anticipated economic trends, unanticipated financial instability in the telecommunications industry could lead to higher than anticipated losses.

As of June 29, 2024 and July 1, 2023, there were no customer balances that represented 10% or more of the Company's total accounts receivable, net.

During fiscal 2024, 2023 and 2022, one customer generated 10% or more of total net revenues. Refer to "Note 19. Operating Segments and Geographic Information" for more information.

The Company relies on a limited number of suppliers and contract manufacturers for a number of key components and sub-assemblies contained in the Company's products.

The Company generally uses a rolling twelve-month forecast based on anticipated product orders, customer forecasts, product order history and backlog to determine its materials requirements for any one period. Lead times for the parts and components that the Company orders may vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at any given time. If the forecast does not meet actual demand, the Company may have surplus or dearth of some materials and components, as well as excess inventory purchase commitments. The Company could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which may result in increased costs and have a material adverse impact on the Company's results of operations.

Foreign Currency Forward Contracts

The Company conducts its business and sells its products to customers primarily in North America, Europe, Asia and South America. In the normal course of business, the Company's financial position is routinely subject to market risks associated with foreign currency rate fluctuations due to balance sheet positions in foreign currencies. The Company evaluates foreign exchange risks and utilizes foreign currency forward contracts to reduce such risks, hedging the gains or losses generated by the re-measurement of significant foreign currency-denominated monetary assets and liabilities. The fair value of these contracts is reflected as other current assets or liabilities and the change in fair value of these foreign currency forward contracts is recorded as gain or loss in the Consolidated Statements of Operations as a component of Interest and other income, net. The gain or loss from the change in fair value of these foreign currency forward contracts largely offsets the change in fair value of the foreign currency denominated monetary assets or liabilities, which is also recorded as a component of Interest and other income, net in the Consolidated Statements of Operations.

Foreign Currency Translation

VIAVI transacts business in various foreign currencies. In general, the functional currency of our non-US subsidiaries is the country's local currency. Consequently, the assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded as a component of Accumulated other comprehensive loss on the Consolidated Balance Sheets. Income and expense accounts are translated at exchange rates from the prior month end, which are deemed to approximate the exchange rate when the income and expense is recognized. Gains and losses from re-measurement of monetary assets and liabilities that are denominated in currencies other than the respective functional currencies are included in the Consolidated Statements of Operations as a component of Interest and other income, net.

Revenue Recognition

The Company derives revenue from a diverse portfolio of network solutions and optical technology products and services, as follows:

- *Products:* Network Enablement (NE) and Service Enablement (SE) products include instruments, microprobes and perpetual software licenses that support the development, production, maintenance and optimization of network systems. NE and SE are collectively referred to as Network and Service Enablement (NSE). The Company's Optical Security and Performance (OSP) products include proprietary pigments used for optical security and optical filters used in commercial, government and 3D sensing applications.

- *Services:* The Company also offers a range of product support and professional services, primarily in the NE and SE segments, designed to comprehensively address customer requirements. These include repair, calibration, extended warranty, software support, technical assistance, training and consulting services. Implementation services provided in conjunction with hardware or software solution projects include sale of the products along with project management, set-up and installation.

Steps of revenue recognition

The Company accounts for revenue in accordance with ASC 606: *Revenue from Contracts with Customers*, in which the following five steps are applied to recognize revenue:

1. *Identify the contract with a customer:* Generally, the Company considers customer purchase orders which, in some cases are governed by master sales or other purchase agreements, to be the customer contract. All of the following criteria must be met before the Company considers an agreement to qualify as a contract with a customer under the revenue standard: (i) it must be approved by all parties; (ii) each party's rights regarding the goods and services to be transferred can be identified; (iii) the payment terms for the goods and services can be identified; (iv) the customer has the ability and intent to pay and collection of substantially all of the consideration is probable; and, (v) the agreement has commercial substance. The Company utilizes judgment to determine the customer's ability and intent to pay, which is based upon various factors including the customer's historical payment experience or credit and financial information and credit risk management measures implemented by the Company.

2. *Identify the performance obligations in the contract:* The Company assesses whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and, (ii) the Company's promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract. The Company's performance obligations consist of a variety of products and services offerings which include networking equipment; proprietary pigment, optical filters, proprietary software licenses; support and maintenance which includes software and hardware support that extends beyond the Company's standard warranties; installation, professional and implementation services, and training.

   Identifying and evaluating whether products and services are considered distinct performance obligations may require significant judgment particularly in NSE due to the nature of the product and service offerings. The Company may enter into contracts that involve a significant level of integration and interdependency between a software license and installation services. Judgment may be required to determine whether the software license is considered distinct in the context of the contract and accounted for separately, or not distinct in the context of the contract and accounted for together with the installation service.

3. *Determine the transaction price:* Transaction price reflects the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services to the customer. The Company's contracts may include terms that could cause variability in the transaction price including rebates, sales returns, market incentives and volume discounts. Variable consideration is generally accounted for at the portfolio level and estimated based on historical information. If a contract includes a variable amount, the price adjustments are estimated at contract inception. In both cases, estimates are updated at the end of each reporting period as additional information becomes available.

4. *Allocate the transaction price to performance obligations in the contract:* If the contract contains a single performance obligation, the entire transaction price is allocated to that performance obligation. Many of the Company's contracts include multiple performance obligations with a combination of distinct products and services, maintenance and support, professional services and/or training. Contracts may also include rights or options to acquire future products and/or services, which are accounted for as separate performance obligations by the Company, only if the right or option provides the customer with a material right that it would not receive without entering into the contract. For contracts with multiple performance obligations, the Company allocates the total transaction value to each distinct performance obligation based on relative standalone selling price (SSP). Judgment is required to determine the SSP for each distinct performance obligation. The best evidence of SSP is the observable price of a good or service when the Company sells that good or service separately under similar circumstances to similar customers. If a directly observable price is not available, the SSP must be estimated based on multiple factors including, but not limited to, historical pricing practices, internal costs, and profit objectives as well as overall market conditions.

5. *Recognize revenue when (or as) performance obligations are satisfied:* Revenue is recognized at the point in time control is transferred to the customer. For hardware sales, transfer of control to the customer typically occurs at the point the product is shipped or delivered to the customer's designated location. For software license sales, transfer of control to the customer typically occurs upon shipment, electronic delivery, or when the software is available for download by the customer. For sales of implementation service and solution contracts or in instances where software is sold along with essential installation services, transfer of control occurs and revenue is typically recognized upon customer acceptance. In certain instances, acceptance is deemed to have occurred if all acceptance provisions lapse, or if the Company has evidence that all acceptance provisions will be, or have been, satisfied. For fixed-price support and extended warranty contracts, or certain software arrangements which provide customers with a right to access over a discrete period, control is deemed to transfer over time and revenue is recognized on a straight-line basis over the contract term due to the stand-ready nature of the performance obligation. Revenue from hardware repairs and calibration services outside of an extended warranty or support contract is recognized at the time of completion of the related service. For other professional services or time-based labor contracts, revenue is recognized as the Company performs the services and the customers receive and/or consume the benefits.

Revenue policy and practical expedients

The following policy and practical expedient elections have been made by the Company under the revenue standard:

- Revenue-based taxes as assessed by governmental authorities have been excluded from the measurement of transaction price.

- Shipping and handling activities performed after the customer obtains control of the good are treated as activities to fulfill the promise (cost of fulfillment). Therefore, the Company does not evaluate whether the shipping and handling activities are promised services.

- Incremental costs of obtaining contracts that would have been recognized within one year or less are recognized as an expense when incurred. These costs are included in SG&A expense in the Consolidated Statements of Operations. The costs of obtaining contracts where the amortization period for recognition of the expense is beyond a year are capitalized and recognized over the revenue recognition period of the original contract.

- The portfolio approach is used for certain types of variable consideration for contracts with similar characteristics. The methodology is used when the effects on the financial statements of applying this guidance to the portfolio would not differ materially from applying this guidance to the individual contracts within that portfolio.

- If at contract inception, the expected period between the transfer of promised goods or services and payment is within one year or less, the Company forgoes adjustment for the impact of significant financing component for the contract.

Disaggregation of Revenue

The Company's revenue is presented on a disaggregated basis in the Consolidated Statements of Operations and in "Note 19. Operating Segments and Geographic Information." This information includes a break-out of product and service revenue, revenue from reportable segments and revenue from each of the three geographic regions in which we operate.

Warranty

The Company provides reserves for the estimated costs of product warranties at the time revenue is recognized. Warranty cost estimates are based on historical experience of known product failure rates, use of materials to repair or replace defective products, and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise.

Shipping and Handling Costs

The Company records costs related to shipping and handling of revenue in cost of sales for all periods presented.

Advertising Expense

The Company expenses advertising costs as incurred. Advertising costs totaled $1.3 million, $2.6 million and $3.2 million in fiscal 2024, 2023 and 2022, respectively.

Research and Development Expense

Costs related to research and development (R&D) primarily consists of labor and benefits, supplies, facilities, consulting and outside service fees. The authoritative guidance allows for capitalization of software development costs incurred after a product's technological feasibility has been established until the product is available for general release to the public. The Company believes its software development process is completed concurrent with the establishment of technological feasibility. As such, software development costs have been expensed as incurred.

Government Assistance

From time to time, the Company will receive government assistance in the form of grants and tax credits from government agencies in certain jurisdictions in which it operates. U.S. GAAP does not have specific accounting guidance covering agreements between government and business entities. The Company applies International Accounting Standards 20 (IAS 20), *Accounting for Government Grants and Disclosure of Government Assistance*, by analogy when accounting for government assistance. Under IAS 20, grants are recognized when there is reasonable assurance the conditions of the grant will be met and the grant will be received. After initial recognition, government assistance is recognized in a manner consistent with the manner in which the Company recognizes the underlying costs in the Consolidated Statement of Operations for which the grant is intended to compensate. Government assistance related to assets will generally be deducted from the asset's carrying value.

Stock-Based Compensation

The Company's stock-based compensation includes a combination of time-based restricted stock awards and performance-based awards, stock options, and an Employee Stock Purchase Plan (ESPP).

Restricted stock awards are granted without an exercise price and are converted to shares immediately upon vesting. When converted into shares upon vesting, shares equivalent in value to the minimum withholding taxes liability on the vested shares are withheld by the Company for the payment of such taxes. Time-based restricted stock awards will generally vest in annual installments over a period of three to four years subject to the employees' continuing service to the Company.

The Company's performance-based awards may include performance conditions, market conditions, time-based service conditions or a combination thereof and are generally expected to vest over one to four years. The actual number of shares awarded upon vesting of performance-based grants may vary from the target shares depending upon the achievement of the relevant performance or market-based conditions. The shares attained over target upon vesting for performance-based awards are reflected as awards granted during the period.

The Company estimates the fair value of ESPP and stock options purchase rights using the Black-Scholes Merton (BSM) option-pricing model. This option-pricing model requires the input of assumptions, including the award's expected life and the price volatility of the underlying stock.

The Company does not apply expected forfeiture rate and accounts for forfeitures as they occur. The total fair value of the equity awards is recorded on a straight-line basis, over the requisite service period of the awards for each separate vesting period of the award, except for certain performance-based awards which are amortized based upon the graded vesting method.

Income Taxes

In accordance with the authoritative guidance on accounting for income taxes, the Company recognizes income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year, and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's Consolidated Financial Statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

The authoritative guidance provides for recognition of deferred tax assets if the realization of such deferred tax assets is more likely than not to occur based on an evaluation of both positive and negative evidence and the relative weight of the evidence. With the exception of certain international jurisdictions, the Company has determined that at this time it is more likely than not that deferred tax assets attributable to the remaining jurisdictions will not be realized, primarily due to uncertainties related to its ability to utilize its net operating loss carryforwards before they expire. Accordingly, the Company has established a valuation allowance for such deferred tax assets. If there is a change in the Company's ability to realize its deferred tax assets for which a valuation allowance has been established, then its tax provision may decrease in the period in which it determines that realization is more likely than not. Likewise, if the Company determines that it is not more likely than not that its deferred tax assets will be realized, then a valuation allowance may be established for such deferred tax assets and the Company's tax provision may increase in the period in which the Company makes the determination.

The authoritative guidance on accounting for uncertainty in income taxes prescribes the recognition threshold and measurement attributes for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, it provides guidance on recognition, classification, and disclosure of tax positions. The Company is subject to income tax audits by the respective tax authorities in the jurisdictions in which it operates. The determination of tax liabilities in each of these jurisdictions requires the interpretation and application of complex and sometimes uncertain tax laws and regulations. The Company recognizes liabilities based on its estimate of whether, and the extent to which, additional tax liabilities are more likely than not. If the Company ultimately determines that the payment of such a liability is not necessary, then it reverses the liability and recognizes a tax benefit during the period it is determined no longer necessary.

The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that the Company make certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on the Company's tax provision in a future period.

Restructuring Accrual

In accordance with authoritative guidance on accounting for costs associated with exit or disposal activities, generally costs associated with restructuring activities are recognized when they are incurred. A liability for post-employment benefits for workforce reductions related to restructuring activities is recorded when payment is probable, and the amount is reasonably estimable. The Company continually evaluates the adequacy of the remaining liabilities under its restructuring initiatives. Although the Company believes that these estimates accurately reflect the costs of its restructuring plans, actual results may differ, thereby requiring the Company to record additional liabilities or reverse a portion of existing liabilities.

Contingencies

The Company is subject to various potential loss contingencies arising in the ordinary course of business. In determining a loss contingency, the Company considers the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as its ability to reasonably estimate the amount of loss. An estimated loss is accrued when it is probable that an asset has been impaired, a liability has been incurred and the amount of loss can be reasonably estimated. The Company regularly evaluates current information available to determine whether such accruals should be adjusted and whether new accruals are required.

Contingent liabilities include contingent consideration in connection with the Company's acquisitions, which represent earn-out payments and is recognized at fair value on the acquisition date and is remeasured each reporting period with subsequent adjustments recognized in SG&A expense in the Consolidated Statements of Operations. While the Company believes the estimates and assumptions are reasonable, there is significant judgment and uncertainty involved.

Asset Retirement Obligations

Asset retirement obligations (ARO) are legal obligations associated with the retirement of long-lived assets pertaining to leasehold improvements. These liabilities are initially recorded at fair value and the related asset retirement costs are capitalized by increasing the asset carrying value and ARO by the same amount. Asset retirement costs are subsequently depreciated over the useful lives of the related assets. Subsequent to initial recognition, the Company records period-to-period changes in the ARO liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

Note 2. Recently Issued Accounting Pronouncements

SEC Climate Rules

In March 2024, the SEC issued its final climate disclosure rules, which require the disclosure of climate-related information in annual reports and registration statements. The rules require disclosure in the audited financial statements of certain effects of severe weather events and other natural conditions above certain financial thresholds, as well as amounts related to carbon offsets and renewable energy credits or certificates, if material.

On April 4, 2024, the SEC voluntarily stayed the implementation of the final rules pending the completion of judicial review of the consolidated challenges to the final rules by the Court of Appeals for the Eighth Circuit. The final rules, as originally issued, would be effective for the Company in various fiscal years, starting with its Annual Report on Form 10-K for fiscal year 2026. Disclosures pursuant to the final rules, as originally issued, would be required prospectively, with information for prior periods required only to the extent it was previously disclosed in an SEC filing. The Company is currently evaluating the impact of the final rules on its Consolidated Financial Statements and disclosures and continue to monitor the status of the related legal challenges.

<u>Accounting Standards Issued But Not Yet Adopted</u>

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures (Topic 740),* to enhance the transparency and decision usefulness of income tax disclosures through changes to the rate reconciliation and income taxes paid information. This guidance is effective for fiscal years beginning after December 15, 2024 (fiscal 2026 for the Company), with early and retrospective adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its Consolidated Financial Statements.

In November 2023, the FASB issued ASU 2023-07, *Improvements to Reportable Segment Disclosures (Topic 280),* to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. The amendments in this update will require public entities to disclose significant segment expenses included within segment profit and loss that are regularly provided to the Company's Chief Executive Officer as the Company's Chief Operating Decision Maker (CODM). This guidance is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for the Company), and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and will be applied retrospectively to all prior periods presented in the financial statements. The Company is evaluating the impact of adopting this new accounting guidance on its Consolidated Financial Statements.

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements - Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. The amendments clarify or improve disclosure and presentation requirements on various disclosure areas, including the statement of cash flows, earnings per share, debt, equity, and derivatives. The amendments will align the requirements in the FASB Accounting Standards Codification (ASC) with the SEC's regulations. The amendments in this ASU will be effective on the date the related disclosures are removed from Regulation S-X or Regulation S-K by the SEC, and will not be effective if the SEC has not removed the applicable disclosure requirement by June 30, 2027. Early adoption is prohibited. This ASU is not expected to have a material impact on our Consolidated Financial Statements or related disclosures.

We reviewed all other accounting pronouncements issued during fiscal 2024 and concluded that they were not applicable to the Company.

Note 3. Earnings Per Share

Basic net (loss) income per share is computed by dividing net (loss) income for the period by the weighted average number of common shares outstanding during the period. Diluted net (loss) income per share is computed by dividing net (loss) income for the period by the weighted average number of shares of common stock and potentially dilutive common stock outstanding during the period. If dilutive, the effect of outstanding Employee Stock Purchase Program (ESPP) purchase rights, restricted stock units (RSUs), performance-based stock units (PSUs), market-based stock units (MSUs), stock options and Senior Convertible Notes is reflected in diluted net (loss) income per share by application of the treasury stock method and/or the if-converted method, as applicable. The calculation of diluted net (loss) income per share excludes all anti-dilutive common shares.

The following table sets forth the computation of basic and diluted net (loss) income per share (*in millions, except per share data*):

		Years Ended				
		June 29, 2024		July 1, 2023		July 2, 2022
Numerator:						
Net (loss) income	$	(25.8)	$	25.5	$	15.5
Denominator:						
Weighted-average shares outstanding:						
Basic		222.6		224.6		230.9
Shares issuable assuming conversion of convertible notes[1]		—		0.3		4.8
Effect of dilutive securities from stock-based compensation plans		—		1.7		2.5
Diluted		222.6		226.6		238.2
Net (loss) income per share:						
Basic	$	(0.12)	$	0.11	$	0.07
Diluted	$	(0.12)	$	0.11	$	0.07

[1] Represents the dilutive impact for the Company's 1.75% Senior Convertible Notes due 2023 (2023 Notes), the 1.00% Senior Convertible Notes due 2024 (2024 Notes) and the 1.625% Senior Convertible Notes due 2026 (2026 Notes). The par amount of the Company's convertible notes is payable in cash equal to the principal amount of the notes plus any accrued and unpaid interest and the "in-the money" conversion benefit feature above the conversion price is payable in cash, shares of the Company's common stock or a combination of both, at the Company's election. Refer to "Note 11. Debt" for more information.

The following table sets forth the weighted-average potentially dilutive securities excluded from the computation of the diluted net (loss) income per share because their effect would have been anti-dilutive (*in millions*):

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Full Value Awards[1]	5.7	3.7	0.6

[1] See "Note 16. Stock-Based Compensation" for definition of Full Value Awards.

Note 4. Accumulated Other Comprehensive Loss

The Company's accumulated other comprehensive loss consists of the accumulated net unrealized gains or losses on available-for-sale investments, foreign currency translation adjustments and change in unrealized components of defined benefit obligations.

Changes in accumulated other comprehensive loss by component, net of tax, were as follows (*in millions*):

	Unrealized losses on available-for-sale investments	Foreign currency translation adjustments	Change in unrealized components of defined benefit obligations, net of tax[1]	Total
Beginning balance as of July 1, 2023	$ (5.3)	$ (125.4)	$ (5.3)	$ (136.0)
Other comprehensive loss before reclassification	—	(6.0)	(2.1)	(8.1)
Amounts reclassified from accumulated other comprehensive loss	—	—	0.1	0.1
Net current period other comprehensive loss	—	(6.0)	(2.0)	(8.0)
Ending balance as of June 29, 2024	$ (5.3)	$ (131.4)	$ (7.3)	$ (144.0)

[1] Activity before reclassifications to the Consolidated Statements of Operations during the fiscal year ended June 29, 2024 relates to the unrealized actuarial loss of $2.8 million, net of income tax effect of $0.7 million. The amount reclassified out of accumulated other comprehensive loss represents the amortization of actuarial loss included as a component of Cost of revenues, R&D and SG&A in the Consolidated Statements of Operations for the year ended June 29, 2024. Refer to "Note 17. Employee Pension and Other Benefit Plans" for more details on the computation of net periodic cost for pension plans.

Note 5. Acquisitions

<u>Jackson Labs Technologies, LLC</u>

On October 5, 2022, the Company acquired all of the equity of Jackson Labs Technologies, LLC (Jackson Labs), a privately held company which specializes in Position, Navigation and Timing (PNT) solutions for critical infrastructure serving both military and civilian applications. The acquisition enables the Company to broaden its solutions offering into the rapidly developing PNT landscape.

The total purchase consideration included approximately $49.9 million paid in cash at closing and additional contingent consideration of up to $117.0 million for which future cash payments are dependent on the achievement of certain operational and revenue targets over the course of a three-year period beginning in January 2023. The cash consideration paid at closing included escrow payments of $5.0 million for indemnity holdback and $2.0 million subject to final cash and net working capital adjustments. The acquisition has been accounted for in accordance with the authoritative guidance on business combinations; therefore, the tangible and intangible assets acquired and liabilities assumed were recorded at fair value on the acquisition date. In connection with this acquisition, the Company recorded approximately $48.3 million of goodwill and $30.6 million of developed technology and other intangibles. The acquired developed technology and other intangible assets are being amortized over their estimated useful lives ranging from one to six years. Acquisition-related costs incurred were approximately $0.8 million and have been recorded within SG&A expense in the Consolidated Statements of Operations.

Goodwill represents the excess of the preliminary estimated purchase consideration over the preliminary estimates of the fair value of the net tangible and intangible assets acquired and has been allocated to the Network Enablement segment. Goodwill is primarily attributable to expected synergies in the acquired technologies that may be leveraged by the Company in future PNT offerings. The goodwill was deductible for U.S. income tax purposes in the year of acquisition.

The Company has included the financial results of Jackson Labs in its Consolidated Financial Statements from the date of acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was not material to the Consolidated Statements of Operations.

<u>Other Acquisitions:</u>

On March 29, 2023, April 21, 2023 and June 8, 2023, the Company completed acquisitions accounted for as asset purchases consisting of cash paid at closing of $2.9 million and $0.2 million of indemnity holdback. In connection with these acquisitions, the Company recorded developed technology intangibles of $2.5 million which will be amortized over their estimated useful life of five years.

On July 18, 2022, the Company completed an acquisition accounted for as a business combination consisting of cash paid at closing of $17.5 million and $2.0 million of indemnity holdback. In connection with this acquisition, the Company recorded approximately $11.2 million of goodwill, $5.1 million of developed technology and $1.8 million of deferred tax liability. The acquired developed technology asset is being amortized over its estimated useful life of four years.

On May 13, 2022 and May 20, 2022, the Company completed business acquisitions for total consideration of approximately $9.5 million in cash paid at close and an earn-out liability of up to $3.3 million cash to be paid based on the occurrence or achievement of certain agreed upon targets. In connection with these acquisitions, the Company recorded $7.3 million of developed technology and other intangibles, $10.0 million of goodwill, and $1.6 million of deferred tax liability resulting from the acquisitions. The acquired developed technology and other intangible assets are being amortized over their estimated useful lives ranging from one to six years.

On September 17, 2021, the Company acquired all of the equity of one business for approximately $1.6 million cash consideration, of which $1.2 million was paid with cash on hand and $0.4 million remains in current liabilities. The acquisition was accounted for as an asset purchase under the authoritative guidance. The developed technology will be amortized over its estimated useful life of five years.

Acquisition-related Contingent Consideration

The following table provides a reconciliation of changes in fair value of the Company's earn-out liabilities for the years ended June 29, 2024 and July 1, 2023, as follows (*in millions*):

	Total
Balance July 2, 2022	$ 2.5
Additions to Contingent Consideration	29.4
Change in Fair Value measurement	(4.6)
Payments of Contingent Consideration	(7.6)
Balance July 1, 2023[1]	$ 19.7
Change in Fair Value measurement	(9.5)
Payments of Contingent Consideration	(0.7)
Balance June 29, 2024[2]	$ 9.5

[1] Includes $1.1 million in Other current liabilities and $18.6 million in Other non-current liabilities on the Consolidated Balance Sheets.

[2] Included in Other non-current liabilities on the Consolidated Balance Sheets.

Note 6. Balance Sheet and Other Details

Contract Balances

Unbilled Receivables: The Company records a receivable when an unconditional right to consideration exists and transfer of control has occurred, such that only the passage of time is required before payment of consideration is due. Timing of revenue recognition may differ from the timing of customer invoicing. Payment terms vary based on product or service offerings and payment is generally required within 30 to 90 days from date of invoicing. Certain performance obligations may require payment before delivery of the service to the customer.

Contract Assets: A Contract Asset is recognized when a conditional right to consideration exists and transfer of control has occurred. Contract Assets include fixed fee professional services, where the transfer of services has occurred in advance of the Company's right to invoice. Contract Assets, included in Accounts receivable, net, on the Consolidated Balance Sheets, are not material to the Consolidated Financial Statements. Contract Asset balances will fluctuate based upon the timing of transfer of services, billings and customers' acceptance of contractual milestones.

Gross Receivables: Includes both billed and Unbilled Receivables/Contract Assets. As of June 29, 2024 and July 1, 2023, the Company had total Unbilled Receivables/Contract Assets of $16.3 million and $13.7 million, respectively.

Deferred Revenue: Deferred revenue consists of contract liabilities primarily related to support, solution deployment services, software maintenance, product, professional services, and training when the Company has a right to invoice or payments have been received and transfer of control has not occurred. Revenue is recognized on these items when the revenue recognition criteria are met, generally resulting in ratable recognition over the contract term.

The Company also has short-term and long-term deferred revenues related to undelivered hardware and professional services, consisting of installations and consulting engagements, which are recognized as the Company's performance obligations under the contract are completed and accepted by the customer.

The following table summarizes the activity related to deferred revenue, for the year ended June 29, 2024 (*in millions*):

	June 29, 2024
Deferred revenue:	
Balance at beginning of period	$ 102.0
Revenue deferrals for new contracts[1]	102.4
Revenue recognized during the period[2]	(113.0)
Balance at end of period[3]	$ 91.4
Short-term deferred revenue	$ 65.7
Long-term deferred revenue	$ 25.7

[1] Included in these amounts is the impact from foreign currency exchange rate fluctuations.

[2] Revenue recognized during the period represents releases from the balance at the beginning of the period as well as releases from the following period quarter-end deferrals.

[3] The long-term portion of deferred revenue is included as a component of Other non-current liabilities on the Consolidated Balance Sheets.

Remaining Performance Obligations: Remaining performance obligations represent the aggregate amount of the transaction price allocated to performance obligations not delivered or are incomplete, as of June 29, 2024. Remaining performance obligations include deferred revenue plus unbilled amounts not yet recorded. The aggregate amount of the transaction price allocated to remaining performance obligations does not include amounts owed under cancellable contracts where there is no substantive termination penalty.

Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidation, adjustments for revenue that has not materialized, and adjustments for currency.

The value of the transaction price allocated to remaining performance obligations as of June 29, 2024, was $237.8 million. The Company expects to recognize 88% of the remaining performance obligations as revenue within the next 12 months, and the residual thereafter.

Accounts Receivable - Allowance for Credit Losses

The table below presents the activities and balances for allowance for credit losses, as follows (*in millions*):

	Balance at Beginning of Period	Charged to Costs and Expenses	Deduction[1]	Balance at End of Period
Year Ended June 29, 2024	$ 1.0	$ 1.3	$ (0.7)	$ 1.6
Year Ended July 1, 2023	$ 1.4	$ 0.4	$ (0.8)	$ 1.0
Year Ended July 2, 2022	$ 2.0	$ 0.9	$ (1.5)	$ 1.4

[1] Represents the effect of currency translation adjustments and write-offs of uncollectible accounts, net of recoveries.

Inventories, net

The following table presents the components of inventories, net, as follows (*in millions*):

	June 29, 2024	July 1, 2023
Finished goods	$ 44.6	$ 49.0
Work in process	15.4	17.7
Raw materials	36.5	49.4
Inventories, net	$ 96.5	$ 116.1

Prepayments and Other Current Assets

The following table presents the components of prepayments and other current assets, as follows (*in millions*):

	June 29, 2024	July 1, 2023
Refundable income taxes	$ 28.5	$ 27.6
Prepayments	18.5	16.5
Advances to contract manufacturers	5.7	9.8
Transaction tax receivables	3.3	5.1
Assets held for sale	2.5	2.5
Fair value of forward contracts	1.7	3.5
Other current assets	10.5	7.1
Prepayments and other current assets	$ 70.7	$ 72.1

Property, Plant and Equipment, net

The following table presents the components of property, plant and equipment, net, as follows (*in millions*):

	June 29, 2024	July 1, 2023
Land	$ 19.5	$ 19.6
Buildings and improvements	74.9	74.9
Machinery and equipment	378.6	362.6
Furniture, fixtures, software and office equipment	70.7	76.7
Leasehold improvements	73.0	70.7
Construction in progress	20.0	24.5
Property, plant and equipment, gross	636.7	629.0
Less: Accumulated depreciation and amortization	(408.5)	(386.0)
Property, plant and equipment, net	$ 228.2	$ 243.0

Other Non-Current Assets

The following table presents the components of other non-current assets, as follows (*in millions*):

	June 29, 2024	July 1, 2023
Operating ROU assets	$ 35.8	$ 40.4
Long-term restricted cash	5.5	4.6
Deferred contract cost	2.5	2.9
Deposits	2.4	2.3
Debt issuance cost - Revolving Credit Facility	1.9	2.8
Other non-current assets	9.9	8.7
Other non-current assets	$ 58.0	$ 61.7

Other Current Liabilities

The following table presents the components of other current liabilities, as follows (*in millions*):

	June 29, 2024	July 1, 2023
Restructuring accrual (Note 13)	$ 14.1	$ 5.8
Operating lease liabilities	9.8	10.1
Income tax payable	5.3	4.4
Interest payable	5.1	5.5
Transaction tax payable	4.0	4.3
Warranty accrual	3.4	4.2
Fair value of forward contracts	1.5	2.4
Acquisition related holdback and related accruals	—	4.1
Fair value of contingent consideration (Note 5)	—	1.1
Other	14.3	7.9
Other current liabilities	$ 57.5	$ 49.8

Other Non-Current Liabilities

The following table presents the components of other non-current liabilities, as follows (*in millions*):

	June 29, 2024	July 1, 2023
Pension and post-employment benefits	$ 51.2	$ 53.2
Operating lease liabilities	25.7	29.4
Long-term deferred revenue	25.7	23.4
Uncertain tax position	17.0	15.8
Financing obligation	15.7	15.8
Deferred tax liability	11.7	13.9
Fair value of contingent consideration (Note 5)	9.5	18.6
Warranty accrual	4.0	4.8
Asset retirement obligations	3.0	3.8
Restructuring accrual (Note 13)	0.8	—
Other	7.3	8.0
Other non-current liabilities	$ 171.6	$ 186.7

Interest and Other Income, net

The following table presents the components of interest and other income, net, as follows (*in millions*):

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Interest income	$ 18.9	$ 10.2	$ 3.4
Foreign exchange (loss) gain, net	(3.1)	(2.2)	1.4
Gain on litigation settlement	7.3	—	—
Other (loss) income, net	(1.4)	(0.4)	0.4
Interest and other income, net	$ 21.7	$ 7.6	$ 5.2

Note 7. Investments and Forward Contracts

Short-Term Investments

As of June 29, 2024, the Company's short-term investments of $19.9 million were comprised of 30-day term deposits of $18.4 million and trading securities related to the deferred compensation plan of $1.5 million, of which $1.4 million was invested in equity securities and $0.1 million was invested in debt securities.

As of July 1, 2023, the Company's short-term investments of $14.6 million were comprised of a 30-day term deposit of $13.1 million and trading securities related to the deferred compensation plan of $1.5 million, of which $1.2 million was invested in equity securities, $0.2 million was invested in money market instruments and $0.1 million was invested in debt securities.

Trading securities are reported at fair value, with the unrealized gains or losses resulting from changes in fair value recognized in the Consolidated Statements of Operations as a component of Interest and other income, net.

Non-Designated Foreign Currency Forward Contracts

The Company has foreign subsidiaries that operate and sell the Company's products in various markets around the world. As a result, the Company is exposed to foreign exchange risks. The Company utilizes foreign exchange forward contracts to manage foreign currency risk associated with foreign currency denominated monetary assets and liabilities, primarily certain short-term intercompany receivables and payables, and to reduce the volatility of earnings and cash flows related to foreign-currency transactions. The Company does not use these foreign currency forward contracts for trading purposes.

As of June 29, 2024, the Company had forward contracts that were effectively closed but not settled with the counterparties by fiscal year end. Therefore, the fair value of these contracts of $1.7 million and $1.5 million is reflected as Prepayments and other current assets and Other current liabilities on the Consolidated Balance Sheets, respectively. As of July 1, 2023, the fair value of these contracts of $3.5 million and $2.4 million is reflected as Prepayments and other current assets and Other current liabilities on the Consolidated Balance Sheets, respectively.

The forward contracts outstanding and not effectively closed, with a term of less than 120 days, were transacted near fiscal year ends; therefore, the fair value of the contracts was minimal as of June 29, 2024 and July 1, 2023. As of June 29, 2024 and July 1, 2023, the notional amounts of the forward contracts that the Company held to purchase foreign currencies were $81.9 million and $87.5 million, respectively, and the notional amounts of forward contracts that Company held to sell foreign currencies were $26.8 million and $19.3 million, respectively.

The change in the fair value of these foreign currency forward contracts is recorded as gain or loss in the Consolidated Statements of Operations as a component of Interest and other income, net. The cash flows related to the settlement of foreign currency forward contracts are classified as operating activities. The foreign exchange forward contracts incurred a loss of $0.7 million and a gain of $1.2 million for the years ended June 29, 2024 and July 1, 2023, respectively.

Note 8. Fair Value Measurements

Fair Value Measurements

The Company's assets and liabilities measured at fair value for the periods presented are as follows (*in millions*):

	June 29, 2024				July 1, 2023			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets:								
Debt available-for-sale securities:								
Asset-backed securities[1]	$ 0.3	$ —	$ 0.3	$ —	$ 0.3	$ —	$ 0.3	$ —
Total debt available-for-sale securities	0.3	—	0.3	—	0.3	—	0.3	—
Money market funds[2]	295.3	295.3	—	—	344.8	344.8	—	—
Trading securities[3]	1.5	1.5	—	—	1.5	1.5	—	—
Foreign currency forward contracts[4]	1.7	—	1.7	—	3.5	—	3.5	—
Total assets	$ 298.8	$ 296.8	$ 2.0	$ —	$ 350.1	$ 346.3	$ 3.8	$ —
Liability:								
Foreign currency forward contracts[5]	$ 1.5	$ —	$ 1.5	$ —	$ 2.4	$ —	$ 2.4	$ —
Contingent consideration[6]	9.5	—	—	9.5	19.7	—	—	19.7
Total liabilities	$ 11.0	$ —	$ 1.5	$ 9.5	$ 22.1	$ —	$ 2.4	$ 19.7

[1] Included in Other non-current assets on the Consolidated Balance Sheets.

[2] Includes, as of June 29, 2024, $286.7 million in Cash and cash equivalents, $4.9 million in Restricted cash and $3.7 million in Other non-current assets on the Consolidated Balance Sheets. Includes, as of July 1, 2023, $336.5 million in Cash and cash equivalents, $4.3 million in Restricted cash, and $4.0 million in Other non-current assets on the Consolidated Balance Sheets.

[3] Included in Short-term investments on the Consolidated Balance Sheets.

[4] Included in Prepayments and other current assets on the Consolidated Balance Sheets.

[5] Included in Other current liabilities on the Consolidated Balance Sheets.

[6] As of June 29, 2024, included in Other non-current liabilities on the Consolidated Balance Sheets. As of July 1, 2023, includes certain amounts in Other current liabilities and Other non-current liabilities on the Consolidated Balance Sheets.

Other Fair Value Measures

Fair Value of Debt: If measured at fair value on the Consolidated Balance Sheets, the Company's 3.75% Senior Notes (2029 Notes), 1.625% Senior Convertible Notes (2026 Notes) and 1.00% Senior Convertible Notes (2024 Notes) would be classified in Level 2 of the fair value hierarchy as they are not actively traded in the markets.

The Company's debt measured at fair value for the periods presented are as follows (*in millions*):

	June 29, 2024				July 1, 2023			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Debt:								
3.75% Senior Notes	$ 338.9	$ —	$ 338.9	$ —	$ 341.8	$ —	$ 341.8	$ —
1.625% Senior Convertible Notes	238.1	—	238.1	—	262.7	—	262.7	—
1.00% Senior Convertible Notes[1]	—	—	—	—	95.6	—	95.6	—
Total liabilities	$ 577.0	$ —	$ 577.0	$ —	$ 700.1	$ —	$ 700.1	$ —

[1] The 2024 Notes were retired upon maturity on March 1, 2024. See "Note 11. Debt" for further discussion of the Company's debt.

Note 9. Goodwill

Changes in the carry value of goodwill allocated segment are as follows *(in millions)*:

	Network Enablement[1]	Service Enablement[1]	Optical Security and Performance Products	Total
Balance as of July 2, 2022[2]	$ 332.8	$ 12.6	$ 42.2	$ 387.6
Acquisitions	60.0	—	—	60.0
Measurement period adjustment	(0.5)	—	—	(0.5)
Currency translation	6.9	1.2	—	8.1
Balance as of July 1, 2023[3]	$ 399.2	$ 13.8	$ 42.2	$ 455.2
Currency translation	(1.1)	(0.2)	—	(1.3)
Other adjustment[4]	—	(1.0)	—	(1.0)
Balance as of June 29, 2024[5]	$ 398.1	$ 12.6	$ 42.2	$ 452.9

[1] Balance as of July 2, 2022 adjusted to reflect a reclass of $1.2 million from Service Enablement to Network Enablement due to a product line movement.

[2] Gross goodwill balances for NE, SE and OSP were $634.7 million, $285.2 million and $126.7 million, respectively, as of July 2, 2022. Accumulated impairment for NE, SE and OSP was $301.9 million, $272.6 million and $84.5 million, respectively, as of July 2, 2022.

[3] Gross goodwill balances for NE, SE and OSP were $701.1 million, $286.4 million and $126.7 million, respectively, as of July 1, 2023. Accumulated impairment for NE, SE and OSP was $301.9 million, $272.6 million and $84.5 million, respectively, as of July 1, 2023.

[4] Adjustment related to goodwill acquired as part of a prior acquisition.

[5] Gross goodwill balances for NE, SE and OSP were $700.0 million, $285.2 million and $126.7 million, respectively, as of June 29, 2024. Accumulated impairment for NE, SE and OSP was $301.9 million, $272.6 million and $84.5 million, respectively, as of June 29, 2024.

Impairment of Goodwill

The Company tests goodwill at the reporting unit level for impairment annually, during the fourth quarter of each fiscal year, or more frequently if events or circumstances indicate that the asset may be impaired. The Company determined that, based on its organizational structure and the financial information that is provided to and reviewed by the Company's CODM during fiscal 2024, 2023 and 2022 that its reporting units were NE, SE and OSP.

No indications of impairment were identified under the qualitative assessment of goodwill impairment for fiscal years ending on June 29, 2024 and July 2, 2022.

In fiscal 2023, the Company performed a quantitative assessment of goodwill impairment for all reporting units. Based on our testing during the fourth quarter of fiscal 2023, the fair value of each of the Company's reporting units was at least two times the carrying value, and therefore no impairment was identified.

Note 10. Acquired Developed Technology and Other Intangibles

The following tables present details of the Company's acquired developed technology, customer relationships and other intangibles as of June 29, 2024, and July 1, 2023 (*in millions*):

As of June 29, 2024	Weighted-Average Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization	Net
Acquired developed technology	2.9 years	$ 436.2	$ (401.9)	$ 34.3
Customer relationships	1.5 years	194.8	(191.0)	3.8
Other [1]	0.5 years	36.7	(36.6)	0.1
Total intangibles		$ 667.7	$ (629.5)	$ 38.2

As of July 1, 2023	Weighted-Average Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization	Net
Acquired developed technology [2]	3.9 years	$ 438.5	$ (390.2)	$ 48.3
Customer relationships	2.0 years	195.2	(185.9)	9.3
Other [1]	0.7 years	39.8	(38.8)	1.0
Total intangibles		$ 673.5	$ (614.9)	$ 58.6

[1] Other intangibles consist of patents, proprietary know-how and trade secrets, trademarks and trade names.

[2] During fiscal 2023, we recorded a $0.6 million non-cash charge due to the discontinued use of certain intellectual property. This charge has been recorded within SG&A in the Consolidated Statements of Operations.

Based on the carrying amount of acquired developed technology, customer relationships and other intangibles as of June 29, 2024, and assuming no future impairment of the underlying assets, the estimated future amortization is as follows (*in millions*):

Fiscal Years		
2025	$	15.8
2026		11.3
2027		7.5
2028		3.0
2029		0.6
Total amortization	$	38.2

Note 11. Debt

As of June 29, 2024 and July 1, 2023, the Company's debt on the Consolidated Balance Sheets represented the carrying amount of the Senior Convertible and Senior Notes, net of unamortized debt discount and issuance costs, as follows (*in millions*):

	June 29, 2024	July 1, 2023
Principal amount of 1.00% Senior Convertible Notes	$ —	$ 96.4
Unamortized 1.00% Senior Convertible Notes debt issuance cost	—	(0.2)
Short-term debt	$ —	$ 96.2
Principal amount of 3.75% Senior Notes	$ 400.0	$ 400.0
Unamortized 3.75% Senior Notes debt issuance cost	(4.6)	(5.5)
Principal amount of 1.625% Senior Convertible Notes	250.0	250.0
Unamortized 1.625% Senior Convertible Notes debt discount	(8.1)	(12.9)
Unamortized 1.625% Senior Convertible Notes debt issuance cost	(1.3)	(2.1)
Long-term debt	$ 636.0	$ 629.5

The Company was in compliance with all debt covenants as of June 29, 2024 and July 1, 2023.

1.625% Senior Convertible Notes (2026 Notes)

On March 6, 2023, the Company issued $250.0 million aggregate principal amount of 1.625% Senior Convertible Notes due 2026 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The Company issued $132.0 million aggregate principal amount of the 2026 Notes to certain holders of the 1.00% Senior Convertible Notes due 2024 (2024 Notes) in exchange for $127.5 million principal amount of the 2024 Notes (the Exchange Transaction) and issued and sold $118.0 million aggregate principal amount of the 2026 Notes in a private placement to accredited institutional buyers (the Subscription Transactions).

The Exchange Transaction was accounted for as a modification. The $127.5 million principal of the 2024 Notes was reduced by $10.1 million, with offsetting increase to additional paid-in capital, to account for the increase in the fair value of the embedded conversion option in the modification. The increase in principal and coupon interest, along with the increased option value, totaled $14.6 million and is a direct reduction from the carrying amount of the debt on the Consolidated Balance Sheets. This amount will be accreted as an adjustment to interest expense on a straight-line basis and will accrete up to the full-face value of the 2026 Notes at maturity.

The proceeds of the Subscription Transactions amounted to $113.8 million after issuance costs of $4.2 million. The exchange resulted in $2.2 million of the issuance costs to be recorded as Loss on convertible note modification in the Consolidated Statements of Operations. The remaining issuance costs of $2.0 million as well as $0.3 million of unamortized costs carried over from the 2024 Notes at the exchange date were capitalized within Long-term debt (as a contra-balance) on the Consolidated Balance Sheets and will be amortized as an adjustment to interest expense on a straight-line basis until maturity.

The 2026 Notes are an unsecured obligation of the Company and bear interest at an annual rate of 1.625%, payable in cash semi-annually in arrears on March 15 and September 15 of each year, beginning September 15, 2023. The 2026 Notes mature on March 15, 2026 unless earlier converted, redeemed or repurchased.

The 2026 Notes may be converted under certain circumstances, based on an initial conversion rate of 75.7963 shares (equivalent to an initial conversion price of approximately $13.19 per share) at the option of the holders into cash up to the principal amount, with the remaining amount converted into cash, shares of the Company's common stock, or a combination of cash and shares of the Company's common stock at the Company's election. The initial conversion price represents a 22.5% premium to the closing price of the Company's common stock on the pricing date, March 1, 2023, which will be subject to customary anti-dilution adjustments.

The 2026 Notes may be converted at any time on or prior to the close of business on the business day immediately preceding December 15, 2025, in multiples of $1,000 principal amount, at the option of the holder under the following circumstances:

- On any date during any calendar quarter beginning after June 30, 2023 (and only during such calendar quarter) if the closing price of the Company's common stock was more than 130% of the then current conversion price for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading-day period ending on the last trading day of the previous calendar quarter;

- If the Company distributes to all or substantially all holders of its common stock rights or warrants (other than pursuant to a stockholder rights plan) entitling them to purchase, for a period of 45 calendar days or less, shares of VIAVI's common stock at a price less than the average closing sale price of VIAVI's common stock for the ten trading days preceding the declaration date for such distribution;

- If the Company distributes to all or substantially all holders of its common stock, cash or other assets, debt securities or rights to purchase our securities (other than pursuant to a stockholder rights plan), at a per share value exceeding 10% of the closing sale price of the Company's common stock on the trading day preceding the declaration date for such distribution;

- If the Company is party to a specified transaction, a fundamental change or a make-whole fundamental change (each as defined in the indenture of the 2026 Notes);

- During the five consecutive business-day period immediately following any ten consecutive trading-day period in which the trading price per $1,000 principal amount of the 2026 Notes for each day during such ten consecutive trading-day period was less than 98% of the product of the closing sale price of VIAVI's common stock and the applicable conversion rate on such date; or

- If the Company calls any or all of the 2026 Notes for Optional Redemption.

During the periods from, and including, December 15, 2025 until the close of business on the business day immediately preceding March 15, 2026, holders may convert the 2026 Notes at any time regardless of the foregoing circumstances.

Holders of the 2026 Notes may require the Company to purchase all or a portion of the 2026 Notes upon the occurrence of a fundamental change at a purchase price equal to 100% of the principal amount of the 2026 Notes to be purchased, plus accrued and unpaid interest to, but excluding, the fundamental repurchase date.

The Company may not redeem the 2026 Notes prior to March 20, 2025. The Company may redeem for cash all or part of the 2026 Notes, at its option, on or after March 20, 2025 if the closing price of the Company's common stock was at least 130% of the then current conversion price for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides the redemption notice in accordance with the Indenture. If the Company redeems less than all the outstanding 2026 Notes, at least $75.0 million aggregate principal amount of 2026 Notes must be outstanding and not subject to redemption as of the relevant redemption notice date.

The Indenture provides for customary events of default, including payment defaults, breaches of covenants, failure to pay certain judgments and certain events of bankruptcy, insolvency and reorganization. If an event of default occurs and is continuing, the principal amount of the 2026 Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable, subject to certain conditions set forth in the Indenture. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs.

As of June 29, 2024, the expected remaining term of the 2026 Notes is 1.7 years.

3.75% Senior Notes (2029 Notes)

On September 29, 2021, the Company issued $400.0 million aggregate principal amount of 3.75% Senior Notes due 2029 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. In connection with the issuance of the 2029 Notes, the Company incurred $7.0 million of issuance costs. The debt issuance costs were capitalized and are being amortized to interest expense using the straight-line method. The 2029 Notes are an unsecured obligation of the Company and bear annual interest of 3.75%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning April 1, 2022. The 2029 Notes mature on October 1, 2029 unless earlier redeemed or repurchased. As of June 29, 2024, the expected remaining term of the 2029 Notes is 5.3 years.

1.75% Senior Convertible Notes (2023 Notes)

On May 29, 2018, the Company issued $225.0 million aggregate principal amount of 1.75% Senior Convertible Notes due 2023 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The Company issued $155.5 million aggregate principal of the 2023 Notes to certain holders of the 2033 Notes in exchange for $151.5 million principal of the 2033 Notes and issued and sold $69.5 million aggregate principal amount of the 2023 Notes in a private placement to accredited institutional buyers (the Private Placement).

In connection with the issuance of the 2023 Notes, the Company incurred $2.2 million of issuance costs. The debt issuance costs were capitalized and amortized to interest expense using the straight-line method from issuance date through maturity on June 1, 2023.

See Senior Convertible Notes Settlement section below for details of the 2023 Notes exchange transactions during fiscal 2022. On June 1, 2023, remaining 2023 Notes principal of $68.1 million was retired upon maturity.

1.00% Senior Convertible Notes (2024 Notes)

On March 3, 2017, the Company issued $400.0 million aggregate principal amount of 1.00% Senior Convertible Notes due 2024 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. On March 22, 2017, the Company issued an additional $60.0 million upon exercise of the over-allotment option of the initial purchasers. The total proceeds from the 2024 Notes amounted to $451.1 million after issuance costs of $8.9 million. The debt issuance costs were capitalized and amortized to interest expense using the straight-line method from the issuance date through maturity on March 1, 2024.

See Senior Convertible Notes Settlement section below for details of the 2024 Notes exchange transactions during fiscal 2022. On March 1, 2024, the Company converted two notes at the request of the respective note-holders and retired the remaining 2024 Notes principal of $96.4 million upon maturity.

Senior Convertible Notes Settlement

On September 2, 2021, the Company entered into separate privately-negotiated agreements with certain holders of its 2023 and 2024 Notes. The Company settled $93.8 million principal amount of the 2023 Notes and $181.2 million principal amount of the 2024 Notes in exchange for an aggregate of 10.6 million shares of its common stock, par value $0.001 per share, and $196.5 million in cash. The Company recorded a loss of $85.9 million in connection with the settlement transactions which is presented as Loss on convertible note settlement in the Consolidated Statements of Operations.

On November 17, 2021 and November 22, 2021, the Company entered into separate privately-negotiated agreements with certain holders of its 2023 and 2024 Notes. The Company settled $20.6 million principal amount of the 2023 Notes and $25.0 million principal amount of the 2024 Notes in exchange for $59.0 million in cash. The Company recorded a loss of $6.4 million in connection with the settlement transactions which is presented as Loss on convertible note settlement in the Consolidated Statements of Operations.

On March 2, 2022, the Company entered into separate privately-negotiated agreements with certain holders of its 2023 and 2024 Notes. The Company settled $23.2 million principal amount of the 2023 Notes and $26.8 million principal amount of the 2024 Notes in exchange for $64.7 million in cash. The Company recorded a loss of $6.4 million in connection with the settlement transactions which is presented as Loss on convertible note settlement in the Consolidated Statements of Operations.

On June 3, 2022, the Company entered into separate privately-negotiated agreements with certain holders of its 2023 and 2024 Notes. The Company settled $19.3 million principal amount of the 2023 Notes and $3.1 million principal amount of the 2024 Notes in exchange for $27.1 million in cash. The Company recorded a loss of $3.1 million in connection with the settlement transactions which is presented as Loss on convertible note settlement in the Consolidated Statements of Operations.

Senior Secured Asset-Based Revolving Credit Facility

On December 30, 2021, we entered into a credit agreement (the Credit Agreement) with Wells Fargo Bank, National Association (Wells Fargo) as administrative agent, and other lender related parties. The Credit Agreement provides for a senior secured asset-based revolving credit facility in a maximum aggregate amount of $300 million, which matures on December 30, 2026. The Credit Agreement also provides that, under certain circumstances, the Company may increase the aggregate amount of revolving commitments thereunder by an aggregate amount of up to $100 million so long as certain conditions are met. The proceeds from the credit facility established under the Credit Agreement will be used for working capital and other general corporate purposes. The obligations under the Credit Agreement are secured by substantially all of the assets of the Company and those of its subsidiaries that are borrowers and guarantors under the Credit Agreement.

Amounts outstanding under the Credit Agreement accrue interest as follows: (i) if the amounts outstanding are denominated in US Dollars, at a per annum rate equal to either, at the Company's election, Term Secured Overnight Financing Rate (SOFR) plus a margin of 1.35% to 1.85% per annum, or a specified base rate plus a margin of 0.25% to 0.75%, in each case, depending on the average excess availability under the facility, (ii) if the amounts outstanding are denominated in Sterling, at a per annum rate equal to the Sterling Overnight Interbank Average Rate (SONIA) plus a margin of 1.2825% to 1.7825%, depending on the average excess availability under the facility, (iii) if the amounts outstanding are denominated in Euros, at a per annum rate equal to the Euro Interbank Offered Rate plus a margin of 1.25% to 1.75%, depending on the average excess availability under the facility, or (iv) if the amounts outstanding are denominated in Canadian Dollars, at a per annum rate equal to either, at the Company's election, the adjusted Term Canadian Overnight Repo Rate Average (CORRA) plus a margin of 1.25% to 1.75%, or a specified base rate plus a margin of 0.25% to 0.75%, in each case, depending on the average excess availability under the facility.

The covenants of the Credit Agreement include customary restrictive covenants that, among other things, restrict the Company's ability to incur additional indebtedness, grant liens and make certain acquisitions, investments, asset dispositions and restricted payments. In addition, the Credit Agreement contains certain financial covenants that require the Company to maintain a fixed charge coverage ratio of at least 1.00 to 1.00 if excess availability under the facility is less than the greater of 10% of the lesser of maximum revolver amount and borrowing base and $20 million.

As of June 29, 2024, we had no borrowings under this facility and our available borrowing capacity was approximately $153.3 million, net of outstanding standby letters of credit of $4.1 million.

Revolving Credit Facility

On May 5, 2020, the Company entered into a credit agreement with Wells Fargo as administrative agent, and other lender related parties. The Company borrowed $150 million and repaid $150 million under this Credit Agreement during the first quarter of fiscal 2022. In connection with the entry into the Senior Secured Asset-Based Revolving Credit Facility in December 2021, the Company terminated this facility.

Interest Expense

The following table presents the interest expense for contractual interest and amortization of debt issuance costs (*in millions*):

| | Years Ended | | |
	June 29, 2024	July 1, 2023	July 2, 2022
Interest expense-contractual interest	$ 19.7	$ 19.2	$ 16.5
Amortization of debt issuance cost	2.6	2.5	2.8
Accretion of debt discount	4.9	1.6	—
Other	3.7	3.8	4.0
Total Interest Expense	$ 30.9	$ 27.1	$ 23.3

The effective interest rate on the Company's contractual debt was 2.77%, 2.65% and 2.25% for fiscal years 2024, 2023 and 2022, respectively.

Note 12. Leases

The Company is a lessee in several operating leases, primarily real estate facilities for office space. The Company's lease arrangements are composed of operating leases with various expiration dates through March 31, 2042. The Company's leases do not contain any material residual value guarantees.

Lease expense and cash flow information related to our operating leases is as follows (*in millions*):

	June 29, 2024	July 1, 2023
Operating lease costs[1]	$ 12.9	$ 13.1
Cash paid for amounts included in the measurement of operating lease liabilities	$ 14.1	$ 14.4
Operating ROU assets obtained in exchange for operating lease obligations	$ 7.2	$ 7.0
Weighted-average remaining lease term	6.3 years	6.8 years
Weighted-average discount rate	5.6 %	4.8 %

[1] Total variable lease costs were immaterial during the fiscal years ended June 29, 2024 and July 1, 2023. The total operating costs were included in Cost of revenues, R&D and SG&A in the Consolidated Statements of Operations.

Future minimum operating lease payments as of June 29, 2024 are as follows (*in millions*):

Fiscal Years	
2025	$ 10.2
2026	9.1
2027	6.9
2028	4.8
2029	3.3
Thereafter	8.5
Total lease payments	42.8
Less: Interest	(7.3)
Present value of lease liabilities	$ 35.5

The Company's ARO liability is primarily associated with leasehold improvements which the Company is contractually obligated to remove at the end of a lease to comply with the lease agreement. The Company derecognizes ARO liabilities when the related obligations are settled. As of June 29, 2024 and July 1, 2023, the Consolidated Balance Sheets included ARO balances of $1.2 million and $0.5 million, respectively, in Other current liabilities and $3.0 million and $3.8 million, respectively, in Other non-current liabilities.

A summary of the activity in the ARO accrual is outlined below (*in millions*):

	Balance at Beginning of Period	Liabilities Incurred	Liabilities Settled	Accretion Expense	Balance at End of Period
Year ended June 29, 2024	$ 4.3	$ —	$ (0.2)	$ 0.1	$ 4.2
Year ended July 1, 2023	$ 4.2	$ 0.3	$ (0.3)	$ 0.1	$ 4.3

Note 13. Restructuring

The Company's restructuring events are primarily intended to reduce costs, consolidate operations, integrate various acquisitions, streamline product manufacturing and address market conditions. Restructuring charges include severance, benefits and outplacement costs to eliminate a specified number of positions. The timing of associated cash payments is dependent upon the jurisdiction of the affected employees and can extend over multiple periods.

Fiscal 2024 Plan

During the fourth quarter of fiscal 2024, management approved a restructuring and workforce reduction plan (the Fiscal 2024 Plan) across various functions intended to improve operational efficiencies and better align the Company's workforce with current business needs. The Company expects approximately 6% of its global workforce to be affected. The Company anticipates the Fiscal 2024 Plan to be substantially complete by the end of fiscal 2025.

Fiscal 2023 Plan

During the second quarter of fiscal 2023, management approved a restructuring and workforce reduction plan (the Fiscal 2023 Plan) to better align the Company's workforce with current business needs and strategic growth opportunities. The Fiscal 2023 Plan impacted approximately 5% of the Company's global workforce.

The first phase of the Fiscal 2023 Plan impacted our NSE and OSP segments and Corporate (Corp) functions and was substantially complete as of March 30, 2024. The second phase of the Fiscal 2023 Plan is primarily focused on reducing costs in our SE segment and was substantially complete as of June 29, 2024.

A summary of the activity in the restructuring accrual for the fiscal year ended June 29, 2024 is outlined below (*in millions*):

	Balance as of July 1, 2023	Restructuring and related charges (benefits)	Cash Settlements	Balance as of June 29, 2024
Fiscal 2024 Plan				
NSE/Corp	$ —	$ 13.6	$ (0.2)	$ 13.4
OSP	—	1.2	—	1.2
Fiscal 2024 Plan	—	14.8	(0.2)	14.6
Fiscal 2023 Plan				
NSE/Corp	3.5	(0.9)	(2.6)	—
OSP	0.6	—	(0.6)	—
Fiscal 2023 Plan Phase I	4.1	(0.9)	(3.2)	—
NSE	1.7	(0.3)	(1.1)	0.3
Fiscal 2023 Plan Phase II	1.7	(0.3)	(1.1)	0.3
Total[1]	$ 5.8	$ 13.6	$ (4.5)	$ 14.9

[1] Includes certain amounts in Other current liabilities and Other non-current liabilities on the Consolidated Balance Sheets.

During fiscal 2023, the Company recorded restructuring charges of $12.1 million related to the Fiscal 2023 Plan. During fiscal 2022, the Company recorded a benefit of $0.1 million related to a restructuring plan initiated in fiscal 2019.

Note 14. Income Taxes

The Company's income (loss) before income taxes consisted of the following (*in millions*):

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Domestic	$ (95.8)	$ (37.6)	$ (82.6)
Foreign	107.4	98.3	147.7
Income before income taxes	$ 11.6	$ 60.7	$ 65.1

The Company's income tax expense (benefit) consisted of the following (*in millions*):

		Years Ended				
		June 29, 2024		July 1, 2023		July 2, 2022
Federal:						
Current	$	0.3	$	—	$	—
Deferred		—		—		—
Total federal income tax expense		0.3		—		—
State:						
Current		3.3		2.6		(2.2)
Deferred		—		—		—
Total state income tax expense (benefit)		3.3		2.6		(2.2)
Foreign:						
Current		32.8		27.6		63.2
Deferred		1.0		5.0		(11.4)
Total foreign income tax expense		33.8		32.6		51.8
Total income tax expense	$	37.4	$	35.2	$	49.6

The state current expense primarily relates to the impact of additional capitalization of R&D costs.

The foreign current expense primarily relates to the Company's profitable operations in certain foreign jurisdictions. The foreign deferred tax expense primarily relates to deferred tax expense accrued on intercompany dividends.

A reconciliation of the Company's income tax expense at the federal statutory rate to the income tax expense at the effective tax rate is as follows (*in millions*):

		Years Ended				
		June 29, 2024		July 1, 2023		July 2, 2022
Income tax expense computed at federal statutory rate	$	2.4	$	12.8	$	13.7
Withholding Taxes		5.6		8.0		8.7
U.S. inclusion of foreign earnings		3.8		1.3		19.8
Internal restructuring		1.2		1.2		10.1
Valuation allowance		17.5		0.5		3.3
Foreign rate differential		3.8		4.5		6.9
Reserves		1.2		2.9		1.7
Permanent items		(0.6)		1.1		0.3
Fair value change of the earn-out liability		(2.0)		(1.0)		0.1
Impact of prior years' taxes		3.0		(0.5)		(8.6)
Research and experimentation benefits and other tax credits		—		(1.3)		(1.1)
State taxes		—		2.6		0.8
Disallowed compensations		2.0		3.3		2.2
Senior Convertible Notes settlements		—		—		(8.3)
Other		(0.5)		(0.2)		—
Income tax expense	$	37.4	$	35.2	$	49.6

The components of the Company's net deferred taxes consisted of the following (*in millions*):

	Balance as of		
	June 29, 2024	July 1, 2023	July 2, 2022
Gross deferred tax assets:			
Tax credit carryforwards	$ 138.2	$ 136.4	$ 136.7
Net operating loss carryforwards	381.0	437.5	491.8
Capital loss carryforwards	1.0	1.1	1.0
Inventories	37.2	40.2	34.5
Accruals and reserves	53.0	58.1	58.5
Intangibles including acquisition-related items	510.6	597.5	603.6
Capitalized research costs	312.3	186.7	100.3
Other	43.5	44.3	45.7
Gross deferred tax assets	1,476.8	1,501.8	1,472.1
Valuation allowance	(1,336.0)	(1,351.5)	(1,320.8)
Deferred tax assets	140.8	150.3	151.3
Gross deferred tax liabilities:			
Acquisition-related items	(29.4)	(30.9)	(31.9)
Tax on unrepatriated earnings	(9.5)	(13.7)	(7.2)
Foreign branch taxes	(14.6)	(15.0)	(17.8)
Other	(16.5)	(17.7)	(17.6)
Deferred tax liabilities	(70.0)	(77.3)	(74.5)
Total net deferred tax assets	$ 70.8	$ 73.0	$ 76.8

As of June 29, 2024, the Company had federal, state and foreign tax net operating loss carryforwards of $1,450.7 million, $358.0 million and $429.6 million, respectively, and federal and state research tax credit carryforwards of $83.3 million and $54.7 million, respectively. The federal tax net operating loss carryforwards start to expire in fiscal 2025 and at various dates through 2038 if not utilized. The federal research credit carryforwards start to expire fiscal 2025 and at various dates through fiscal 2044 if not utilized. The state tax net operating loss carryforwards start to expire in fiscal 2025 and at various dates through 2044 if not utilized. The state research credit start to expire in fiscal 2025 but a majority of the state credits have an indefinite carryforward period. In addition, a portion of the foreign tax net operating loss and capital loss carryforwards have an indefinite carryforward period. Utilization of the tax net operating losses may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state and foreign provisions. Loss carryforward limitations may result in the expiration or reduced utilization of a portion of the Company's net operating losses.

During fiscal 2024, the Company completed a series of planned internal transactions between subsidiaries within the group to optimize our ability to repatriate earnings back to the U.S. As a result of these transactions, the Company is able to reduce the amount of withholding tax that will be accrued on current and future earnings. The tax expense of these transactions was approximately $1.2 million.

During fiscal 2022, the Company completed a planned internal transaction moving certain of VIAVI's intellectual properties out of a foreign jurisdiction where tax rates are scheduled to increase to the U.S. entity established in fiscal 2021 to own and manage VIAVI's other intellectual properties. The Company recorded foreign tax expense of $13.2 million related to this transaction.

Foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries have not been provided on $15.3 million of undistributed earnings for certain foreign subsidiaries. The Company intends to reinvest these earnings indefinitely outside of the United States. The Company estimates that an additional $1.4 million of foreign withholding taxes would have to be provided if these earnings were repatriated back to the U.S.

The valuation allowance decreased by $15.5 million in fiscal 2024, increased by $30.7 million in fiscal 2023, and increased by $11.9 million in fiscal 2022. The decrease during fiscal 2024 was primarily due to the amortization of intangibles assets, utilization of federal net operating losses (NOLs) offset by an increase in the capitalization of federal research expenditures in the U.S. The increase during fiscal 2023 was primarily due to the increase in capitalization of federal research expenditures in the U.S. This includes the effects of the mandatory capitalization and amortization of R&D expenses incurred in fiscal 2023, as required by the 2017 Tax Cuts and Jobs Act (Tax Act). The increase during fiscal 2022 was primarily due to the increase in capitalization of federal research expenditures in the U.S.

The following table provides information about the activity of our deferred tax valuation allowance *(in millions)*:

Deferred Tax Valuation Allowance	Balance at Beginning of Period	Additions Charged to Expenses or Other Accounts[1]	Deductions Credited to Expenses or Other Accounts[2]	Balance at End of Period
Year Ended June 29, 2024	$ 1,351.5	$ 132.7	$ (148.2)	$ 1,336.0
Year Ended July 1, 2023	$ 1,320.8	$ 114.4	$ (83.7)	$ 1,351.5
Year Ended July 2, 2022	$ 1,308.9	$ 101.7	$ (89.8)	$ 1,320.8

[1] Additions include current year additions charged to expenses and current year build due to increases in net deferred tax assets, return to provision true-ups, and other adjustments.

[2] Deductions include current year releases credited to expenses and current year reductions due to decreases in net deferred tax assets, return to provision true-ups, other adjustments and increases in deferred tax liabilities.

A reconciliation of unrecognized tax benefits between July 3, 2021 and June 29, 2024 is as follows (*in millions*):

Balance at July 3, 2021	$ 59.1
Additions based on tax positions related to current year	0.4
Additions based on tax positions related to prior year	2.6
Reduction based on tax positions related to prior year	(2.6)
Reductions for lapse of statute of limitations	(6.1)
Balance at July 2, 2022	53.4
Additions based on tax positions related to current year	2.7
Addition based on tax positions related to prior year	0.1
Reduction based on tax positions related to prior year	(1.1)
Reductions for lapse of statute of limitations	(0.2)
Balance at July1, 2023	54.9
Additions based on tax positions related to current year	1.2
Addition based on tax positions related to prior year	0.5
Reduction based on tax positions related to prior year	(1.9)
Reductions for lapse of statute of limitations	(0.2)
Balance at June 29, 2024	$ 54.5

The unrecognized tax benefits relate primarily to the allocations of revenue and costs among the Company's global operations and the validity of some U.S. tax credits. Included in the balance of unrecognized tax benefits at June 29, 2024 are $13.2 million of tax benefits that, if recognized, would impact the effective tax rate. Also included in the balance of unrecognized tax benefits at June 29, 2024 are $37.6 million of tax benefits that, if recognized, would result in adjustments to the valuation allowance.

The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits within the income tax provision. The amount of interest and penalties accrued as of June 29, 2024, July 1, 2023 and July 2, 2022 was approximately $3.8 million, $2.9 million, and $2.1 million, respectively. The timing and resolution of income tax examinations is uncertain, and the amounts ultimately paid, if any, upon resolution of issues raised by the taxing authorities may differ from the amounts accrued for each year. Although we do not expect that our balance of gross unrecognized tax benefits will change materially in the next 12 months, given the uncertainty in the development of ongoing income tax examinations, we are unable to estimate the full range of possible adjustments to this balance.

The Company is routinely subject to various federal, state and foreign audits by taxing authorities. The Company believes that adequate amounts have been provided for any adjustments that may result from these examinations.

The following table summarizes the Company's major tax jurisdictions and the tax years that remain subject to examination by such jurisdictions as of June 29, 2024:

Tax Jurisdictions	Tax Years
United States[1]	2005 and onward
Canada	2022 and onward
China	2019 and onward
France	2021 and onward
Germany	2018 and onward
Korea	2019 and onward
United Kingdom	2023 and onward

[1] Although the Company is generally subject to a three-year statute of limitations in the U.S., tax authorities maintain the ability to adjust tax attribute carryforwards generated in earlier years.

Note 15. Stockholders' Equity

Repurchase of Common Stock

In September 2022, the Board of Directors authorized a new stock repurchase plan (2022 Repurchase Plan) of up to $300 million effective October 1, 2022 which remains in effect until the amount authorized has been fully repurchased or until suspension or termination of the program. Under the 2022 Repurchase Plan, the Company is authorized to repurchase shares through a variety of methods, including open market purchases, privately-negotiated transactions or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans. The timing of repurchases under the plan will depend upon business and financial market conditions.

During fiscal 2024, the Company repurchased 2.3 million shares of its common stock for $20.0 million under the 2022 Repurchase Plan. As of June 29, 2024, the Company had remaining authorization of $214.8 million for future share repurchases under the 2022 Repurchase Plan.

The following table summarizes share repurchase activity related to the Company's stock repurchase program *(in millions, except average price per share amounts)*:

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Total number of shares repurchased	2.3	7.3	14.8
Average price per share	$ 8.70	$ 11.49	$ 15.91
Total purchase price	$ 20.0	$ 83.9	$ 235.5
Remaining authorization at end of period	$ 214.8	$ 234.8	$ 67.3

The total purchase price of these repurchases was reflected as a decrease to common stock based on the stated par value per share with the remainder charged to accumulated deficit. All common shares repurchased during fiscal 2024, 2023 and 2022 have been canceled and retired.

On August 16, 2022, the Inflation Reduction Act of 2022 (IRA) was enacted into law. The Company evaluated the provisions of the new legislation, which included an excise tax on share repurchases. The IRA was effective as of January 1, 2023 and repurchase activity after that date resulted in an accrual of $0.3 million for excise tax recorded in Accrued expenses on the Consolidated Balance Sheets.

Preferred Stock

The Company's Board of Directors has authority to issue up to 1,000,000 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of the Company's stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock. Subsequent issuance of any preferred stock by the Company's Board of Directors, under some circumstances, could have the effect of delaying, deferring or preventing a change in control.

Note 16. Stock-Based Compensation

Stock-Based Benefit Plans

Stock Award Plans

The Company's Amended and Restated 2003 Plan provides for the granting of stock options, stock appreciation rights (SARs), dividend equivalent rights, restricted stocks, restricted stock units, performance units and performance shares, the vesting of which may be time-based or upon satisfaction of performance criteria or other conditions.

As of June 29, 2024, the Company had 9.1 million shares subject to Full Value Awards (defined below) issued and outstanding and 13.1 million shares of common stock available for grant under the Amended and Restated 2003 Plan.

Employee Stock Purchase Plans

The Company's ESPP provides eligible employees with the opportunity to acquire an ownership interest in the Company through periodic payroll deductions and provides a discounted purchase price as well as a look-back period. The ESPP is structured as a qualified employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986. As of June 29, 2024, 6.8 million shares remained available for issuance. The ESPP as amended provides for a 15% discount with a look-back period of six months.

Full Value Awards

The Company's stock-based compensation includes a combination of time-based RSUs and performance-based MSUs and PSUs. RSUs are granted without an exercise price and are converted to shares immediately upon vesting. When converted into shares upon vesting, shares equivalent in value to the minimum withholding taxes liability on the vested shares are withheld by the Company for the payment of such taxes. For performance-based awards, shares attained over target upon vesting are reflected as awards granted during the period.

Time-based RSU awards will generally vest in annual installments over a period of three to four years subject to the employees' continuing service to the Company. The Company's performance-based MSU and PSU awards may include performance conditions, market conditions, time-based service conditions or a combination thereof and are generally expected to vest over one to four years. In addition, the actual number of shares awarded upon vesting of performance-based grants may vary from the target shares depending upon the achievement of the relevant performance or market-based conditions.

Stock-Based Compensation

The impact on the Company's results of operations of recording stock-based compensation expense by function for fiscal 2024, 2023 and 2022 was as follows (*in millions*):

	Years Ended		
	June 29, 2024	**July 1, 2023**	**July 2, 2022**
Cost of revenue	$ 4.9	$ 4.8	$ 5.2
Research and development	8.7	8.6	8.6
Selling, general and administrative	35.8	37.8	38.5
Total stock-based compensation expense	$ 49.4	$ 51.2	$ 52.3

Approximately $1.2 million of stock-based compensation expense was capitalized to inventory at June 29, 2024 and July 1, 2023.

Stock Option Activity

During fiscal 2024, 1.2 million of stock options were exercised all of which have been fully amortized and recognized since before June 29, 2019. There were no stock options outstanding as of June 29, 2024.

Employee Stock Purchase Plan Activity

The expense related to the ESPP is recorded on a straight-line basis over the relevant subscription period. During fiscal 2024, the Company issued shares of 400,381 and 324,219 on January 31, 2024 and July 31, 2023, respectively, as part of the ESPP. As of June 29, 2024, there was $0.2 million of unrecognized stock-based compensation cost related to the ESPP that remains to be amortized. The cost will be recognized in the first quarter of fiscal 2025.

Full Value Awards Activity

A summary of the status of the Company's non-vested Full Value Awards as of June 29, 2024 and changes during fiscal years 2022, 2023 and 2024 are presented below (*in millions, except Weighted-Average Grant Date Fair Value per share amounts*):

	Full Value Awards			
	Performance Shares[1]	Non-Performance Shares	Total Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Non-vested July 3, 2021	1.5	4.8	6.3	$ 13.98
Awards granted	0.4	2.4	2.8	$ 16.95
Awards vested	(0.4)	(2.2)	(2.6)	$ 13.38
Awards forfeited	(0.1)	(0.2)	(0.3)	$ 14.64
Non-vested July 2, 2022	1.4	4.8	6.2	$ 15.55
Awards granted	0.9	3.1	4.0	$ 14.35
Awards vested	(0.6)	(1.8)	(2.4)	$ 15.23
Awards forfeited	—	(0.3)	(0.3)	$ 14.78
Non-vested July 1, 2023	1.7	5.8	7.5	$ 15.06
Awards granted	1.2	3.6	4.8	$ 10.28
Awards vested	(0.5)	(2.2)	(2.7)	$ 14.96
Awards forfeited	(0.2)	(0.3)	(0.5)	$ 15.55
Non-vested June 29, 2024	2.2	6.9	9.1	$ 12.51

[1] Performance Shares refer to the Company's MSU and PSU awards, where the actual number of shares awarded upon vesting may be higher or lower than the target amount depending on the achievement of the relevant market conditions and performance goal achievement. The majority of MSUs vest in equal annual installments over three to four years based on the attainment of certain total shareholder performance measures and the employee's continued service through the vest date. The aggregate grant-date fair value of MSUs granted during fiscal 2024, 2023 and 2022 was estimated to be $13.4 million, $11.4 million and $7.9 million, respectively, and was calculated using a Monte Carlo simulation. The Company did not grant any PSU awards in fiscal 2024, 2023 and 2022. PSU awards vest based on the attainment of certain performance measures and the employee's continued service through the vest date.

As of June 29, 2024, $54.9 million of unrecognized stock-based compensation cost related to Full Value Awards remains to be amortized. That cost is expected to be recognized over the remaining amortization period of 1.5 years.

Valuation Assumptions

The Company estimates the fair value of time-based RSU awards based on the closing market price of the Company's common stock on the date of grant. In the case of PSUs that are performance-based awards without a market condition, the Company will estimate the fair value of the awards using a probability weighted model. In the case of MSUs or PSUs, that are performance-based awards and include a market condition, the Company will estimate the fair value of the awards using a combination of the closing market price of the Company's common stock on the grant date and the Monte Carlo simulation model.The weighted-average assumptions used to measure fair value of performance-based awards with a market condition were as follows:

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Volatility of common stock	34.8 %	31.2 %	33.8 %
Average volatility of peer companies	65.8 %	62.1 %	58.7 %
Average correlation coefficient of peer companies	0.2305	0.3111	0.3442
Risk-free interest rate	4.9 %	3.4 %	0.2 %

The Company did not issue stock option grants during the fiscal years ended June 29, 2024, July 1, 2023 and July 2, 2022. The Company estimates the fair value ESPP purchase rights using a BSM valuation model. The fair value is estimated on the date of grant using the BSM option valuation model with the following weighted-average assumptions:

	Employee Stock Purchase Plans		
	June 29, 2024	July 1, 2023	July 2, 2022
Expected term (in years)	0.5	0.5	0.5
Expected volatility	29.8 %	37.2 %	24.3 %
Risk-free interest rate	5.3 %	3.8 %	0.3 %

Expected Term: The Company's purchase right period is six months under the ESPP.

Expected Volatility: The expected volatility for ESPP purchase rights was based on the historical volatility of its stock price with a similar expected term.

Risk-Free Interest Rate: The Company bases the risk-free interest rate used in the BSM valuation method on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend: The BSM valuation model calls for a single expected dividend yield as an input. The Company has not paid and does not anticipate paying any dividends in the near future.

Note 17. Employee Pension and Other Benefit Plans

Employee 401(k) Plans

The Company sponsors the Viavi Solutions 401(k) Plan (the 401(k) Plan), a defined contribution plan under ERISA, which provides retirement benefits for its eligible employees through tax deferred salary deductions. The 401(k) Plan allows employees to contribute up to 50% of their annual compensation, with contributions limited to $23,000 in calendar year 2024 as set by the Internal Revenue Service.

For all eligible employees, the Company offers a 401(k) Plan that provides a 100% match of employees' contributions up to the first 3% of annual compensation and 50% match on the next 2% of compensation. All matching contributions are made in cash and vest immediately. The Company's matching contributions to the 401(k) Plan were $5.3 million, $5.4 million and $5.1 million in fiscal 2024, 2023 and 2022, respectively.

Employee Defined Benefit Plans

The Company is responsible for a non-pension post-retirement benefit obligation assumed from a past acquisition, which is closed to new participants. As of June 29, 2024 and July 1, 2023, the liability balances related to the non-pension post-retirement benefit plan were $0.3 million and $0.4 million, respectively. The liability balances were included in Other non-current liabilities on the Consolidated Balance Sheets.

The Company sponsors significant qualified and non-qualified pension plans for certain past and present employees in the U.K. and Germany including the plan assumed in a prior acquisition. Most of these pension plans have been closed to new participants and no additional service costs are being accrued, except for certain plans in Germany assumed in connection with an acquisition during fiscal 2010. Benefits are generally based upon years of service and compensation or stated amounts for each year of service. As of June 29, 2024, the U.K. plan was fully funded while the other plans were unfunded. The Company's policy for funded plans is to make contributions equal to or greater than the requirements prescribed by law or regulation. For unfunded plans, the Company pays the post-retirement benefits when due. Future estimated benefit payments are summarized under the *Future Benefit Payments* section below. No other required contributions are expected in fiscal 2025, but the Company, at its discretion, can make contributions to one or more of the defined benefit plans.

In July 2024, the U.K. Court of Appeal upheld a ruling in the matter of Virgin Media Limited v NTL Pension Trustees II Limited, a decision that VIAVI was not a party to or involved in, that certain historical amendments for contracted out defined benefit schemes were invalid if they were not accompanied by the correct actuarial confirmation. The Company and its U.K. pension scheme trustee are reviewing this development and considering whether this decision has any implications for its U.K. plan.

The Company accounts for its obligations under these pension plans in accordance with the authoritative guidance which requires the Company to record its obligation to the participants, as well as the corresponding net periodic cost. The Company determines its obligation to the participants and its net periodic cost principally using actuarial valuations provided by third-party actuaries. The obligation the Company records on its Consolidated Balance Sheets is reflective of the total PBO and the fair value of plan assets.

The following table presents the components of the net periodic benefit cost for the pension and benefits plans (*in millions*):

| | Years Ended | | |
	June 29, 2024	July 1, 2023	July 2, 2022
Service cost	$ —	$ —	$ 0.2
Interest cost	3.3	2.7	1.6
Expected return on plan assets	(1.9)	(1.7)	(1.7)
Recognized net actuarial losses (gains)	0.1	(0.1)	2.9
Net periodic benefit cost	$ 1.5	$ 0.9	$ 3.0

The Company's accumulated other comprehensive (loss) income includes unrealized net actuarial losses (gains). The amount of unrealized net actuarial loss (gain) expected to be recognized in net periodic benefit cost during fiscal 2025 is $0.2 million.

The changes in the benefit obligations and plan assets of the pension and benefits plans were (*in millions*):

	Pension Benefit Plans			
	June 29, 2024		July 1, 2023	
Change in benefit obligation				
Benefit obligation at beginning of year	$	86.1	$	95.5
Interest cost		3.3		2.7
Actuarial losses (gains)		1.5		(4.2)
Benefits paid		(6.1)		(5.6)
Foreign exchange impact		(1.1)		(2.3)
Benefit obligation at end of year	$	83.7	$	86.1
Change in plan assets				
Fair value of plan assets at beginning of year	$	31.1	$	29.3
Actual return on plan assets		0.7		0.2
Employer contributions		6.5		5.6
Benefits paid		(6.1)		(5.6)
Foreign exchange impact		(0.2)		1.6
Fair value of plan assets at end of year		32.0		31.1
Funded status		(51.7)		(55.0)
Accumulated benefit obligation	$	83.7	$	86.1

	Pension Benefit Plans			
	June 29, 2024		July 1, 2023	
Amount recognized on the Consolidated Balance Sheets at end of year:				
Non-current assets	$	6.6	$	5.6
Current liabilities		7.5		7.8
Non-current liabilities		50.8		52.8
Other changes in plan assets and benefit obligations recognized in other comprehensive (loss) income:				
Net actuarial (loss) gain	$	(2.1)	$	2.0
Amortization of accumulated net actuarial losses (gains)		0.1		(0.1)
Total recognized in other comprehensive (loss) income	$	(2.0)	$	1.9

During fiscal 2024, the Company contributed £1.0 million or approximately $1.3 million, while in fiscal 2023, the Company contributed £1.0 million or approximately $1.2 million to its U.K. pension plan. These contributions allowed the Company to comply with regulatory funding requirements.

Assumptions

Underlying both the calculation of the PBO and net periodic cost are actuarial valuations. These valuations use participant-specific information such as salary, age, years of service, and assumptions about interest rates, compensation increases and other factors. At a minimum, the Company evaluates these assumptions annually and makes changes as necessary.

The discount rate reflects the estimated rate at which the pension benefits could be effectively settled. In developing the discount rate, the Company considered the yield available on an appropriate AA corporate bond index, adjusted to reflect the term of the scheme's liabilities as well as a yield curve model developed by the Company's actuaries.

The expected return on assets was estimated by using the weighted average of the real expected long-term return (net of inflation) on the relevant classes of assets based on the target asset mix and adding the chosen inflation assumption.

The following table summarizes the weighted average assumptions used to determine net periodic cost and benefit obligation for the Company's U.K. and German pension plans:

	Pension Benefit Plans		
	June 29, 2024	July 1, 2023	July 2, 2022
Used to determine net periodic cost at end of year:			
Discount rate	4.1 %	4.1 %	3.2 %
Expected long-term return on plan assets	5.9 %	5.9 %	6.2 %
Rate of pension increase	2.5 %	2.5 %	2.2 %
Used to determine benefit obligation at end of year:			
Discount rate	4.1 %	4.1 %	3.2 %
Rate of pension increase	2.5 %	2.5 %	2.2 %

<u>*Investment Policies and Strategies*</u>

The Company's investment objectives for its funded pension plan are to ensure that there are sufficient assets available to pay out members' benefits as and when they arise and that, should the plan be discontinued at any point in time, there would be sufficient assets to meet the discontinuance liabilities.

To achieve these objectives, the trustee of the U.K. pension plan is responsible for regularly monitoring the funding position and managing the risk by investing in assets expected to outperform the increase in value of the liabilities in the long term and by investing in a diversified portfolio of assets in order to minimize volatility in the funding position. The trustee invests in a range of frequently traded funds (pooled funds) rather than direct holdings in individual securities to maintain liquidity, achieve diversification and reduce the potential for risk concentration. The funded plan assets are managed by professional third-party investment managers.

Fair Value Measurement of Plan Assets

The following table sets forth the plan assets at fair value and the percentage of assets allocations as of June 29, 2024 (*in millions*):

				Fair value as of June 29, 2024	
	Target Allocation	Total	Percentage of Plan Assets	Level 1	Level 2
Assets:					
Equity / Other	40 %	$ 12.1	37.8 %	$ —	$ 12.1
Fixed income	60 %	17.0	53.1 %	—	17.0
Cash	— %	2.9	9.1 %	2.9	—
Total assets		$ 32.0	100.0 %	$ 2.9	$ 29.1

The following table sets forth the plan's assets at fair value and the percentage of assets allocations as of July 1, 2023 (*in millions*):

				Fair value as of July 1, 2023	
	Target Allocation	Total	Percentage of Plan Assets	Level 1	Level 2
Assets:					
Equity / Other	60 %	$ 18.4	59.2 %	$ —	$ 18.4
Fixed income	40 %	10.0	32.1 %	—	10.0
Cash	— %	2.7	8.7 %	2.7	—
Total assets		$ 31.1	100.0 %	$ 2.7	$ 28.4

The Company's pension assets consist of multiple institutional funds (pension funds) of which the fair values are based on the quoted prices of the underlying funds. Pension funds are classified as Level 2 assets since such funds are not directly traded in active markets.

Equity / Other consists of several funds that invest primarily in U.K. equities and other overseas equities as well as a small portion in liquid alternatives.

Fixed income consists of several funds that invest primarily in index-linked Gilts (over 5 year), sterling-denominated investment grade corporate bonds and overseas government bonds.

Future Benefit Payments

The following table reflects the expected benefit payments to defined benefit pension plan participants. These payments have been estimated based on the same assumptions used to measure the Company's PBO at fiscal year end and include benefits attributable to estimated future compensation increases (*in millions*):

Fiscal Years		
2025	$	8.5
2026		6.0
2027		5.9
2028		5.2
2029		5.0
2030-2034		23.1

Note 18. Commitments and Contingencies

Royalty Payments

The Company is obligated to make future minimum royalty payments of $0.8 million measured as of June 29, 2024 for the use of certain licensed technologies.

Future minimum payments are expected to be paid through the third quarter of fiscal 2026, as follows (*in millions):*

Fiscal Years		
2025	$	0.6
2026		0.2
Total	$	0.8

Purchase Obligations

Purchase obligations of $101.1 million as of June 29, 2024, represent legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the option to cancel, reschedule and adjust the requirements based on the Company's business needs prior to the delivery of goods or performance of services. Obligations to purchase inventory and other commitments are generally expected to be fulfilled within one year.

The Company depends on a limited number of contract manufacturers, subcontractors, and suppliers for raw materials, packages and standard components. The Company generally purchases these single or limited source products through standard purchase orders or one-year supply agreements and has no significant long-term guaranteed supply agreements with such vendors. While the Company seeks to maintain a sufficient safety stock of such products and maintains on-going communications with its suppliers to guard against interruptions or cessation of supply, the Company's business and results of operations could be adversely affected by a stoppage or delay of supply, substitution of more expensive or less reliable products, receipt of defective parts or contaminated materials, increases in the price of such supplies, or the Company's inability to obtain reduced pricing from its suppliers in response to competitive pressures.

Financing Obligations

On August 21, 2007, the Company entered into a sale and lease-back of certain buildings and land in Santa Rosa, California (the Santa Rosa Transactions), under which we leased back certain buildings. The net cash proceeds received from the transaction were $32.2 million. The lease terms range from a one-year lease with multiple renewal options to a ten-year lease with two five-year renewal options. These buildings did not qualify for sale and lease back accounting due to various forms of continuing involvement and, as a result, they were accounted for as financing transactions.

In August 2012 and May 2019, the Company entered into two lease amendments to extend the term of the lease to August 31, 2032 with a ten-year renewal option. In the first quarter of fiscal 2020, the Company reassessed whether a sale would have occurred on the date of adoption of ASC 842 and, at which time, concluded that the buildings did not qualify for sale and lease back accounting in accordance with ASC 842. As a result, they were continuously accounted for as financing transactions.

As of June 29, 2024, $0.1 million was included in Other current liabilities, and $15.7 million was included in Other non-current liabilities on the Consolidated Balance Sheets. As of July 1, 2023, $0.2 million was included in Other current liabilities, and $15.8 million was included in Other non-current liabilities on the Consolidated Balance Sheets.

As of June 29, 2024, future minimum annual lease payments of Santa Rosa's non-cancelable leaseback agreements were as follows *(in millions)*:

Fiscal Years		
2025	$	3.1
2026		3.1
2027		3.2
2028		2.7
2029		2.6
Thereafter		8.3
Total minimum leaseback payments	$	23.0

Guarantees

Authoritative guidance requires upon issuance of a guarantee the guarantor must recognize a liability for the fair value of the obligation that it assumes under the guarantee. In addition, disclosures about the guarantees that an entity has issued, including a tabular reconciliation of the changes of the entity's product warranty liabilities, are required.

The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to: (i) divestiture agreements, under which the Company may provide customary indemnifications to purchasers of the Company's businesses or assets; (ii) certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company's use of the applicable premises; and (iii) certain agreements with the Company's officers, directors and employees, under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationship.

The terms of such obligations vary. Generally, a maximum obligation is not explicitly stated. Because the obligated amounts of these types of agreements often are not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on the Consolidated Balance Sheets as of June 29, 2024 and July 1, 2023.

Outstanding Standby Letters of Credit and Performance Bonds

As of June 29, 2024, the Company had standby letters of credit of $8.6 million, and other claims of $1.9 million collateralized by restricted cash.

Product Warranties

The Company provides reserves for the estimated costs of product warranties at the time revenue is recognized. Prior to January 1, 2023 the Company offered its customers warranties up to three years for most of its products. On January 1, 2023, the Company changed the standard warranty for most of its products to one year. The Company estimates the costs of its warranty obligations based on its historical experience of known product failure rates, use of materials to repair or replace defective products and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

The following table presents the changes in the Company's warranty reserve during fiscal 2024 and 2023 (*in millions*):

	Year Ended	
	June 29, 2024	July 1, 2023
Balance as of beginning of period	$ 9.0	$ 10.6
Provision for warranty	1.2	1.6
Utilization of reserve	(2.8)	(1.2)
Adjustments related to pre-existing warranties (including changes in estimates)	—	(2.0)
Balance as of end of period	$ 7.4	$ 9.0

Legal Proceedings

Tel-Instruments Electronics Corp. Settlement

In July 2023, the Court of Appeals in the State of Kansas affirmed a lower court decision in a case filed by Aeroflex Wichita (Aeroflex), a VIAVI subsidiary, against Tel-Instrument Electronics Corp. (TIC) and two of its employees with total damages of $7.3 million owed to VIAVI. The lower court case, filed by Aeroflex prior to the acquisition by VIAVI and affirmed by the Kansas Court of Appeals, awarded damages caused by tortious interference and improper use and disclosure of Aeroflex's confidential and proprietary business information used by the defendants to win a competitive U.S. Army contract.

TIC did not file a petition to appeal the decision and acknowledged its obligation to pay damages in full. VIAVI subsequently received total payments of $7.3 million from TIC and the two former employees and recorded a gain to Interest and other income, net in the Consolidated Statements of Operations for the year ended June 29, 2024.

U.K. Pension Settlement

In June 2016, the Company received a court decision regarding the validity of an amendment to a pension deed of trust related to one of its foreign subsidiaries which the Company contends contained an error requiring the Company to increase the pension plan's benefit. The Company had subsequently further amended the deed to rectify the error. The court ruled that the amendment increasing the pension plan benefit was valid until the subsequent amendment. The Company estimated the liability to range from £5.7 million to £8.4 million. The Company determined the likelihood of loss to be probable and accrued £5.7 million as of July 2, 2016 in accordance with authoritative guidance on contingencies.

The Company pursued an appeal of the court decision. In March 2018, the appellate court affirmed the decision of the lower court. The Company pursued a motion for summary judgement on the deed of rectification claim. As of July 2, 2022, the related accrued pension liability of £5.4 million or $6.5 million was included in pension and post-employment benefits within Other non-current liabilities on the Consolidated Balance Sheets.

In September 2022, the Company received a favorable court decision, which removed completely and definitively the obligation to fund the increased pension benefit with retrospective effect to 1999. As a result of the judgment, and in accordance with authoritative guidance on contingencies, the Company reversed the liability and recorded a gain (reduction to SG&A expense in the Consolidated Statements of Operations) of £5.7 million or $6.7 million during fiscal 2023.

The Company is subject to a variety of claims and suits that arise from time to time in the ordinary course of its business. While management currently believes that resolving claims against the Company, individually or in aggregate, will not have a material adverse impact on its financial position, results of operations or statement of cash flows, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. Were an unfavorable final outcome to occur, there exists the possibility of a material adverse impact on the Company's financial position, results of operations or cash flows for the period in which the effect becomes reasonably estimable.

Note 19. Operating Segments and Geographic Information

The Company evaluates its reportable segments in accordance with the authoritative guidance on segment reporting. The Company's CODM uses operating segment financial information to evaluate segment performance and to allocate resources.

The Company's reportable segments are:

(i) Network Enablement:

NE provides an integrated portfolio of testing solutions that access the network to perform build-out and maintenance tasks. These solutions include instruments, software and services to design, build, turn-up, certify, troubleshoot and optimize networks. NE also offers a range of product support and professional services such as repair, calibration, software support and technical assistance for its products. NE's avionics products provide test and measuring solutions for aviation, aerospace, government, defense, communications and public safety.

(ii) Service Enablement:

SE provides embedded systems and enterprise performance management solutions that give global communications service providers, enterprises and cloud operators visibility into network, service and application data. These solutions—including instruments, microprobes and software—monitor, collect and analyze network data to reveal the actual customer experience and to identify opportunities for new revenue streams and network optimization.

(iii) Optical Security and Performance Products:

OSP leverages its core optical coating technologies and volume manufacturing capability to design, manufacture, and sell technologies for the anti-counterfeiting, consumer electronics, industrial, government and automotive markets.

Segment Reporting

The CODM manages the Company in two broad business categories: NSE and OSP. The CODM evaluates segment performance of the NSE business based on the combined segment gross and operating margins. Operating expenses associated with the NSE business are not allocated to the individual segments within NSE, as they are managed centrally at the business unit level. The CODM evaluates segment performance of the OSP business based on segment operating margin. The Company allocates corporate-level operating expenses to its segment results, except for certain non-core operating and non-operating activities as discussed below.

The Company does not allocate stock-based compensation, acquisition-related charges, amortization of intangibles, restructuring, impairment of goodwill, non-operating income and expenses, changes in fair value of contingent consideration liabilities, or other charges unrelated to core operating performance to its segments because management does not include this information in its measurement of the performance of the operating segments. These items are presented as "Other Items" in the table below. Additionally, the Company does not specifically identify and allocate all assets by operating segment.

Information on the Company's reportable segments is as follows (*in millions*):

| | Year Ended June 29, 2024 | | | | | |
| | Network and Service Enablement | | | | | |
	Network Enablement	Service Enablement	Network and Service Enablement	Optical Security and Performance Products	Other Items[1]	Consolidated GAAP Measures
Product revenue	$ 499.1	$ 37.3	$ 536.4	$ 298.4	$ —	$ 834.8
Service revenue	116.6	49.0	165.6	—	—	165.6
Net revenue	$ 615.7	$ 86.3	$ 702.0	$ 298.4	$ —	$ 1,000.4
Gross profit	$ 382.3	$ 57.3	$ 439.6	$ 154.9	$ (18.6)	$ 575.9
Gross margin	62.1 %	66.4 %	62.6 %	51.9 %		57.6 %
Operating income			$ 8.0	$ 107.0	$ (94.2)	$ 20.8
Operating margin			1.1 %	35.9 %		2.1 %

| | Year Ended July 1, 2023 | | | | | |
| | Network and Service Enablement | | | | | |
	Network Enablement	Service Enablement	Network and Service Enablement	Optical Security and Performance Products	Other Items[1]	Consolidated GAAP Measures
Product revenue	$ 588.1	$ 43.2	$ 631.3	$ 304.8	$ —	$ 936.1
Service revenue	119.1	50.8	169.9	0.1	—	170.0
Net revenue	$ 707.2	$ 94.0	$ 801.2	$ 304.9	$ —	$ 1,106.1
Gross profit	$ 447.6	$ 62.6	$ 510.2	$ 158.6	$ (30.0)	$ 638.8
Gross margin	63.3 %	66.6 %	63.7 %	52.0 %		57.8 %
Operating income			$ 61.2	$ 111.3	$ (90.1)	$ 82.4
Operating margin			7.6 %	36.5 %		7.4 %

| | Year Ended July 2, 2022 | | | | | |
| | Network and Service Enablement | | | | | |
	Network Enablement	Service Enablement	Network and Service Enablement	Optical Security and Performance Products	Other Items[1]	Consolidated GAAP Measures
Product revenue	$ 745.1	$ 47.6	$ 792.7	$ 342.8	$ —	$ 1,135.5
Service revenue	110.6	45.8	156.4	0.5	—	156.9
Net revenue	$ 855.7	$ 93.4	$ 949.1	$ 343.3	$ —	$ 1,292.4
Gross profit	$ 550.8	$ 64.3	$ 615.1	$ 193.6	$ (35.2)	$ 773.5
Gross margin	64.4 %	68.8 %	64.8 %	56.4 %		59.8 %
Operating income			$ 147.8	$ 139.0	$ (101.8)	$ 185.0
Operating margin			15.6 %	40.5 %		14.3 %

[1] See below tables for details of reconciling items impacting gross profit and operating income.

		Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022	
Corporate reconciling items impacting gross profit:				
Total segment gross profit	$ 594.5	$ 668.8	$ 808.7	
Stock-based compensation	(4.9)	(4.8)	(5.2)	
Amortization of intangibles	(13.8)	(24.6)	(30.0)	
Other benefits (charges) unrelated to core operating performance[1]	0.1	(0.6)	—	
Total reconciling items	(18.6)	(30.0)	(35.2)	
GAAP gross profit	$ 575.9	$ 638.8	$ 773.5	
Corporate reconciling items impacting operating income:				
Total segment operating income	$ 115.0	$ 172.5	$ 286.8	
Stock-based compensation	(49.4)	(51.2)	(52.3)	
Amortization of intangibles	(20.1)	(33.3)	(39.7)	
Change in fair value of contingent liability	9.5	4.6	(0.3)	
Other (charges) benefits unrelated to core operating performance[1]	(20.6)	1.9	(9.6)	
Restructuring and related (charges) benefits	(13.6)	(12.1)	0.1	
Total reconciling items	(94.2)	(90.1)	(101.8)	
GAAP operating income	$ 20.8	$ 82.4	$ 185.0	

[1] For the year ended June 29, 2024, Other charges (benefits) unrelated to core operating performance consisted of $18.1 million of certain acquisition and integration related charges and $2.5 million of net losses primarily related to long-lived assets. For the year ended July 1, 2023, Other charges (benefits) unrelated to core operating performance consisted of a $6.7 million gain on litigation settlement, offset by $2.5 million of certain acquisition and integration related charges and $2.3 million of net losses primarily related to long-lived assets. For the year ended July 2, 2022, Other charges (benefits) unrelated to core operating performance consisted of $5.1 million of certain acquisition and integration related charges and $4.5 million of net losses primarily related to long-lived assets.

The Company operates primarily in three geographic regions: Americas, Asia-Pacific, and Europe, Middle East and Africa (EMEA). Net revenue is assigned to the geographic region and country where the Company's product is initially shipped. For example, certain customers may request shipment of the Company's product to a contract manufacturer in one country, which may differ from the location of their end customers.

The following table presents net revenue by the three geographic regions in which the Company operates and net revenue from countries that exceeded 10% of the Company's total net revenue for the years ended June 29, 2024, July 1, 2023 and July 2, 2022 (*in millions*):

	Years Ended								
	June 29, 2024			July 1, 2023			July 2, 2022		
	Product Revenue	Service Revenue	Total	Product Revenue	Service Revenue	Total	Product Revenue	Service Revenue	Total
Americas:									
United States	$ 265.0	$ 60.4	$ 325.4	$ 303.5	$ 59.4	$ 362.9	$ 332.5	$ 56.4	$ 388.9
Other Americas	50.3	15.0	65.3	60.3	14.9	75.2	82.2	14.6	96.8
Total Americas	$ 315.3	$ 75.4	$ 390.7	$ 363.8	$ 74.3	$ 438.1	$ 414.7	$ 71.0	$ 485.7
Asia-Pacific:									
Greater China	$ 188.1	$ 5.9	$ 194.0	$ 203.5	$ 7.4	$ 210.9	$ 247.5	$ 8.9	$ 256.4
Other Asia	126.5	26.0	152.5	140.2	26.4	166.6	185.2	20.1	205.3
Total Asia-Pacific	$ 314.6	$ 31.9	$ 346.5	$ 343.7	$ 33.8	$ 377.5	$ 432.7	$ 29.0	$ 461.7
EMEA:	$ 204.9	$ 58.3	$ 263.2	$ 228.6	$ 61.9	$ 290.5	$ 288.1	$ 56.9	$ 345.0
Total net revenue	$ 834.8	$ 165.6	$1,000.4	$ 936.1	$ 170.0	$1,106.1	$1,135.5	$ 156.9	$1,292.4

One customer of the Company generated $154.1 million, $157.7 million and $178.4 million of net revenue, which represented more than 10% of total net revenue, during fiscal 2024, 2023 and 2022, respectively.

Property, plant and equipment, net was identified based on the operations in the corresponding geographic areas (*in millions*):

	Years Ended	
	June 29, 2024	July 1, 2023
United States	$ 165.0	$ 166.9
Other Americas	1.1	1.3
China	24.1	33.6
Other Asia-Pacific	5.1	4.0
United Kingdom	20.3	24.6
Other EMEA	12.6	12.6
Total property, plant and equipment, net	$ 228.2	$ 243.0

Note 20. Government Assistance

VALOR Grant

In the third quarter of fiscal 2024, the U.S. National Telecommunications and Information Administration (NTIA) awarded VIAVI a grant from the Public Wireless Supply Chain Innovation Fund. The grant is expected to provide approximately $21.7 million in funding over a three-year performance period for the VIAVI Automated Lab-as-a-Service for Open RAN (VALOR). During the three-year performance period, VIAVI will be required to spend $5.8 million, consisting of $4.0 million for software license fees and $1.8 million for management/administrative fees to operate the lab.

The Company recorded $1.6 million in the form of R&D credits in the Consolidated Statements of Operations during fiscal 2024 under the VALOR Grant. In addition, funding of $1.3 million offset the carrying value of lab equipment purchased as of June 29, 2024. For the year ended June 29, 2024, we received cash reimbursement of $0.3 million and had pending receipts of $2.6 million included in Prepayments and other current assets on the Consolidated Balance Sheets.

Other Government Assistance

The Company recorded approximately $5.3 million in the form of R&D credits for other government assistance in the Consolidated Statements of Operations during fiscal 2024. As of June 29, 2024, the Company had pending receipts of approximately $6.9 million related to other government assistance included in Prepayments and other current assets on the Consolidated Balance Sheets.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

(a)   EVALUATION OF DISCLOSURE CONTROL AND PROCEDURES

The SEC defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act of 1934, as amended, is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our management (with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO)) has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act). Based on such evaluation, our CEO and our CFO have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of June 29, 2024.

(b) MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, including our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in the *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in the *Internal Control-Integrated Framework* (2013), our management concluded that our internal control over financial reporting was effective as of June 29, 2024.

The effectiveness of the Company's internal control over financial reporting as of June 29, 2024 has been audited by our independent registered public accounting firm PricewaterhouseCoopers LLP, as stated in their report which appears in this Annual Report on Form 10-K under Item 8 "Financial Statements and Supplementary Information."

(c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), during the quarter ended June 29, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) LIMITATIONS ON EFFECTIVENESS OF CONTROLS

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. Accordingly, our disclosure controls and procedures and our internal controls provide reasonable assurance of achieving their objectives.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Arrangements

On May 14, 2024, Ralph Rondinone, Senior Vice President, Global Operations of VIAVI, entered into a prearranged trading plan that is intended to satisfy the affirmative defense of Rule 10b5-1(c) for the sale of an indeterminable number of shares of common stock. Mr. Rondinone's plan begins on May 14, 2024, and expires when all of the shares are sold or on February 6, 2026, whichever occurs first. The earliest date that sales could occur under this plan is August 13, 2024.

On May 15, 2024, Masood Jabbar, Director of VIAVI, entered into a prearranged trading plan that is intended to satisfy the affirmative defense of Rule 10b5-1(c) for the sale of up to 120,000 shares of common stock. Mr Jabbar's plan begins on May 15, 2024, and expires when all of the shares are sold or on January 21, 2025, whichever occurs first. The earliest date that sales could occur under this plan is August 14, 2024.

None of VIAVI's other directors or Section 16 officers adopted, modified or terminated a trading arrangement intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or a "non-Rule" 10b5–1 trading arrangement, as those terms are defined in Regulation S-K, Item 408, during the fiscal quarter ended June 29, 2024.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the Company's directors required by this Item is incorporated by reference to the sections entitled "Proposal 1: Elections of Directors" and "Corporate Governance" in the Company's Definitive Proxy Statement in connection with the 2024 Annual Meeting of Stockholders (the Proxy Statement), which will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended June 29, 2024.

Information regarding the Company's policies, procedures and practices related to insider trading and the Audit Committee of the Company's Board of Directors required by this Item is incorporated by reference to the section entitled "Corporate Governance" in the Proxy Statement. The Company's Insider Trading Policy is filed as Exhibit 19.1 hereto.

Information regarding the Company's executive officers required by this Item is incorporated by reference to the section entitled "Executive Officers" in the Proxy Statement.

With regard to the information required by this item regarding the compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement under a section entitled "Delinquent Section 16(a) Reports," and such disclosure, if any, is incorporated herein by reference.

The Company has adopted the "VIAVI Code of Business Conduct" as its code of ethics, which is applicable to all employees, officers and directors of the Company. The full text of the VIAVI Code of Business Conduct is available under Corporate Governance Information which can be found under the Investors tab on the Company's website at *www.viavisolutions.com*.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Business Conduct by posting such information on our investor relations website under the heading "Governance-Governance Documents" at *https://investor.viavisolutions.com/governance/governance-overview/default.aspx.*

ITEM 11.   EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference to the sections entitled "Compensation Discussion and Analysis," "Executive Compensation and Other Information," "Proposal 1: Election of Directors—Director Compensation," "Corporate Governance—Board Oversight of Risk," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report" in the Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Information regarding the Company's stockholder approved and non-approved equity compensation plans is incorporated by reference to the section entitled "Equity Compensation Plans" in the Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated by reference to the sections entitled "Certain Related Party Transactions," and "Corporate Governance—Director Independence" in the Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item is incorporated by reference to the section entitled "Proposal 2: Ratification of Independent Auditors—Audit and Non-Audit Fees" in the Proxy Statement.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   The following items are filed as part of this Annual Report on Form 10-K:

   (1)   Financial Statements:

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	48
Consolidated Statements of Operations — Years Ended June 29, 2024, July 1, 2023 and July 2, 2022	50
Consolidated Statements of Comprehensive (Loss) Income — Years Ended June 29, 2024, July 1, 2023 and July 2, 2022	51
Consolidated Balance Sheets —June 29, 2024 and July 1, 2023	52
Consolidated Statements of Cash Flows — Years Ended June 29, 2024, July 1, 2023 and July 2, 2022	53
Consolidated Statements of Stockholders' Equity — Years Ended June 29, 2024, July 1, 2023 and July 2, 2022	54
Notes to Consolidated Financial Statements	55

   (2)   Financial Statement Schedules: All financial statement schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule, not applicable, or because the required information is included in the Consolidated Financial Statements or Notes thereto.

   (3)   Exhibits:

   See Item 15(b)

(b)   Exhibits:

   The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Securities and Exchange Commission.

Exhibit No.	Exhibit Description	Incorporated by Reference			Filed	Furnished
		Form	Exhibit	Filing Date	Herewith	Not Filed
2.1	Separation and Distribution Agreement, dated as of July 31, 2015, by and among JDS Uniphase Corporation, Lumentum Holdings Inc. and Lumentum Operations LLC	8-K	2.3	8/5/2015		
3.1	Fourth Restated Certificate of Incorporation	8-K	3.1	11/20/2018		
3.2	Amended and Restated Bylaws of Viavi Solutions Inc.	8-K	3.1	2/16/2024		
4.1	Indenture, dated as of March 6, 2023, by and between Viavi Solutions Inc. and U.S. Bank Trust Company, National Association, as Trustee.	8-K	4.1	3/7/2023		
4.2	Form of 1.625% Senior Convertible Notes due 2026	8-K	4.2 (Incl. in 4.1)	3/7/2023		
4.3	Indenture, dated as of September 29, 2021, by and between Viavi Solutions Inc., the Guarantors named party thereto, and Wells Fargo Bank, National Association as Trustee	8-K	4.1	9/29/2021		
4.4	Form of 3.750% Senior Notes due 2029	8-K	4.2 (Inc. in 4.1)	9/29/2021		
4.5	Description of Securities	10-K	4.6	8/24/2020		
10.1+	Employment Agreement between Oleg Khaykin and Viavi Solutions Inc. effective as of February 3, 2016	8-K	10.1	2/2/2016		
10.2+	Viavi Solutions Inc. Employee Stock Purchase Plan (Restated as of November 8, 2023)	10-Q	10.2	2/2/2024		
10.3+	Form of Indemnification Agreement	8-K	10.9	4/20/2015		

10.4+	Viavi Solutions Inc. 2003 Equity Incentive Plan (Restated as of November 8, 2023)	10-Q	10.1	2/2/2024		
10.5+	2003 Equity Incentive Plan Form of Performance Unit Award Agreement	8-K	10.3	6/20/2020		
10.6	Tax Matters Agreement, dated as of July 31, 2015, by and between JDS Uniphase Corporation and Lumentum Holdings Inc.	8-K	10.1	8/5/2015		
10.7+	Viavi Solutions Inc., Change of Control Benefits Plan, (Amended and Restated effective June 16, 2020)	8-K	10.1	6/22/2020		
10.8+	2003 Equity Incentive Plan Form of Restricted Stock Unit Award Agreement	8-K	10.2	6/22/2020		
10.9	Credit Agreement, dated as of December 30, 2021, among Viavi Solutions Inc. and certain of its subsidiaries, the lenders party thereto and Wells Fargo Bank, National Association, as agent	8-K	10.1	1/6/2022		
10.10+	Viavi Solutions Inc. Section 16 Officer Incentive Plan	10-Q	10.1	5/3/2023		
10.11+	Employment Agreement between Ilan Daskal and Viavi Solutions Inc., effective as of November 7, 2023	10-Q	10.4	2/2/2024		
10.12+	Non-Employee Director Compensation Policy, dated as of November 8, 2023	10-Q	10.5	2/2/2024		
19.1	Viavi Solutions Inc. Insider Trading Policy				X	
21.1	Subsidiaries of Viavi Solutions Inc.				X	
23.1	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP)				X	
24.1	Power of Attorney (included on the signature page to the Report)					
31.1	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X	
31.2	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X	
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	Viavi Solutions Inc. Compensation Recovery Policy				X	
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)				X	

+Indicates management contract or compensation plan, contract or arrangement.

ITEM 16.   10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2024   VIAVI SOLUTIONS INC.

By: /s/ ILAN DASKAL
Name: ILAN DASKAL
Title: Executive Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ OLEG KHAYKIN Oleg Khaykin	President and Chief Executive Officer (Principal Executive Officer)	August 15, 2024
/s/ ILAN DASKAL Ilan Daskal	Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)	August 15, 2024
/s/ RICHARD BELLUZZO Richard Belluzzo	Chairman	August 15, 2024
/s/ KEITH BARNES Keith Barnes	Director	August 15, 2024
/s/ LAURA BLACK Laura Black	Director	August 15, 2024
/s/ TOR BRAHAM Tor Braham	Director	August 15, 2024
/s/ DONALD COLVIN Donald Colvin	Director	August 15, 2024
/s/ DOUGLAS GILSTRAP Douglas Gilstrap	Director	August 15, 2024
/s/ MASOOD JABBAR Masood Jabbar	Director	August 15, 2024
/s/ JOANNE SOLOMON Joanne Solomon	Director	August 15, 2024

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